Form 10-K, Exhibit 13
period 1994-12-31
LAKELAND FINANCIAL CORP
filed 1995-04-06
CIK 721994

Stock and Dividend Information
 -------------------------------------------------------------------------------------------------------------------------------

 The table below lists the range of the bid-ask prices of common stock of Lakeland Financial Corporation and the dividend information on a quarterly basis over the last two calendar years. Roney & Company (P.O. Box 130, Elkhart,
 Indiana, 46515, telephone 219-293-7585 or 1-800-43-Roney) and McDonald and Company Securities, Inc. (214
 South Main Street, Elkhart, Indiana, 46516, telephone 219-294-2526) have advised the Corporation that they are serving as "market makers" for the common stock of the Corporation. Edward D. Jones & Co. (117 W. Center Street, Suite
 B, Warsaw, Indiana 46580, telephone 219-267-2914 or 1-800-441-2914) is a trader in the stock of Lakeland Financial
 Corporation. These companies have reported to the Corporation the bid-ask prices for the common stock of the Corporation as set forth in the table below.  Such bid-ask prices are not a definite indication that sales transactions occurred at the quoted prices or that sales transactions did not occur outside of the quoted prices. The trading volume of the Corporation's stock continues to be limited; as a result, these quotations do not necessarily reflect the price at which the Corporation's stock would trade in a more active market.

                                                                                                 Quarters
                                                                         --------------------------------------------------------
                                                                             1st            2nd            3rd            4th
                                                                         -----------    -----------    -----------    -----------
 Trading Range:*
 1993                                                                   $19.00-$22.00  $21.00-$25.50  $24.00-$26.00  $24.00-$26.00
 1994                                                                   $26.00-$29.00  $29.50-$31.50  $31.00-$32.50  $32.50-$34.50


 Dividends Declared:
 1993                                                                        $.12           $.12          $.12           $.14
 1994                                                                        $.14           $.14          $.14           $.17

 * Based upon information supplied by the firms listed above.


Annual Meeting
- -----------------------------------------------------------------------------
     The annual meeting of the shareholders of Lakeland Financial Corporation will be held at noon, April 11, 1995 at the Shrine Building, Kosciusko County Fair Grounds, Warsaw, Indiana. As of December 31, 1994, there were 738 shareholders.

Special Notice: Form 10-K Available
- -----------------------------------------------------------------------------
     The Corporation will provide without charge to each shareholder, Lakeland Financial Corporation's Annual Report on Form 10-K, including Financial Statements and schedules thereto required to be filed with the Securities and Exchange Commission for the Corporation's most recent fiscal year upon written request of Mr. Terry M. White, Secretary and Treasurer, P.O. Box 1387, Warsaw, Indiana 46581-1387.

Registrar and Transfer Agent
- -----------------------------------------------------------------------------
Lake City Bank
Trust Department
P.O. Box 1387
Warsaw, Indiana  46581-1387

Selected Financial Data (In Thousands Except for Share and Per Share Data)
- --------------------------------------------------------------------------------------------------------------------------------
                                                                  1994         1993          1992          1991          1990
                                                             -----------   -----------   -----------   -----------   -----------
 Interest income                                                 $33,655       $27,607       $27,683       $28,245       $25,286

 Interest expense                                                 14,887        12,022        13,622        16,408        15,287
                                                             -----------   -----------   -----------   -----------   -----------
 Net interest income                                              18,768        15,585        14,061        11,837         9,999

 Provision for loan losses                                           795           790         1,340         1,970           360
                                                             -----------   -----------   -----------   -----------   -----------
 Net interest income after provision
       for loan losses                                            17,973        14,795        12,721         9,867         9,639
 Other noninterest income                                          4,099         2,813         2,735         1,866         1,749
 Net gains on the sale of real estate
       mortgages held for sale                                       177           676           176           174             5
 Net trading gains (losses)                                            0             0           (2)            36             0
 Net securities gains (losses)                                        (7)          175           323         1,283             2
 Noninterest expense                                             (14,092)      (12,378)      (10,832)       (9,238)       (7,907)
                                                             -----------   -----------   -----------   -----------   -----------
 Income before income tax expense and cumulative
       effect of change in accounting principle                    8,150         6,081         5,121         3,988         3,488
 Income tax expense                                                3,024         2,171         1,762         1,281         1,081
                                                             -----------   -----------   -----------   -----------   -----------
 Income before cumulative effect of change
        in accounting principle                                    5,126         3,910         3,359         2,707         2,407
 Cumulative effect of adopting SFAS No. 109                            0           325             0             0             0
                                                             -----------   -----------   -----------   -----------   -----------

 Net income                                                       $5,126        $4,235        $3,359        $2,707        $2,407
                                                             ===========   ===========   ===========   ===========   ===========
 Average shares outstanding*                                   1,438,496     1,438,496     1,438,496     1,438,496     1,438,496

 Per average common share outstanding:*
       Income before cumulative effect of change
       in accounting principle                                     $3.56         $2.72         $2.34         $1.88         $1.67
                                                             ===========   ===========   ===========   ===========   ===========
 Net income                                                        $3.56         $2.94         $2.34         $1.88         $1.67
                                                             ===========   ===========   ===========   ===========   ===========
 Cash dividends declared                                          $0.590        $0.500        $0.416        $0.374        $0.364
                                                             ===========   ===========   ===========   ===========   ===========
 Balances at December 31:

       Total assets                                             $496,963      $449,954      $362,497      $339,458      $286,548
                                                             ===========   ===========   ===========   ===========   ===========
       Total deposits                                           $396,740      $370,032      $284,308      $265,524      $244,108
                                                             ===========   ===========    ===========  ===========   ===========
       Long term debt                                            $17,432        $9,300        $8,000            $0          $373
                                                             ===========   ===========   ===========   ===========   ===========
       Total stockholders' equity                                $29,889       $27,912       $23,750       $20,991       $18,820
                                                             ===========   ===========   ===========   ===========   ===========

 * Adjusted for a 10 percent stock dividend (Note 1)

 Consolidated Balance Sheets
 -------------------------------------------------------------------------------------------------------------------------------

                                                                                                               December 31
                                                                                                      --------------------------
                                                                                                          1994           1993
                                                                                                      ------------  ------------
 ASSETS
 Cash and due from banks                                                                               $21,346,000   $11,960,000
 Short term investments                                                                                  2,801,000       909,000
                                                                                                      ------------  ------------
       Total cash and cash equivalents                                                                  24,147,000    12,869,000

 Securities available for sale (Note 2) (carried at fair value)                                         59,600,000    61,133,000
 Securities held to maturity (Note 2) (market value of $103,723,000 at 1994
       and $100,377,000 at 1993)                                                                       110,152,000    99,570,000
 Real estate mortgages held for sale                                                                       175,000     2,191,000

 Total loans (Note 3)                                                                                  287,956,000   260,185,000
 Less allowance for loan losses (Note 4)                                                                 4,866,000     4,010,000
                                                                                                      ------------  ------------
       Net loans                                                                                       283,090,000   256,175,000

 Land, premises and equipment, net (Note 5)                                                             11,295,000     9,734,000
 Accrued income receivable                                                                               3,464,000     2,858,000
 Other assets                                                                                            5,040,000     5,424,000
                                                                                                      ------------  ------------
       Total assets                                                                                   $496,963,000  $449,954,000
                                                                                                      ============  ============

 LIABILITIES AND STOCKHOLDERS' EQUITY

 LIABILITIES
 Noninterest bearing deposits                                                                          $62,830,000   $46,719,000
 Interest bearing deposits (Note 6)                                                                    333,910,000   323,313,000
                                                                                                      ------------  ------------
       Total deposits                                                                                  396,740,000   370,032,000

 Short-term borrowings
       Federal funds purchased                                                                           4,000,000     1,450,000
       Securities sold under agreements to repurchase (Note 7)                                          41,750,000    29,372,000
       U.S. Treasury demand notes                                                                        2,573,000     7,115,000
                                                                                                      ------------   -----------
       Total short-term borrowings                                                                      48,323,000    37,937,000

 Accrued expenses payable                                                                                3,280,000     3,022,000
 Other liabilities                                                                                       1,299,000     1,751,000
 Long-term debt (Note 8)                                                                                17,432,000     9,300,000
                                                                                                      ------------  ------------
        Total liabilities                                                                              467,074,000   422,042,000
                                                                                                      ============  ============
 Commitments, off-balance sheet risks and contingencies (Note 14)

 STOCKHOLDERS' EQUITY
 Common stock: $1.00 stated value, 2,750,000 shares authorized, 1,438,496
       shares outstanding as of December 31, 1994 and 1993 (Note 1)                                      1,438,000     1,438,000
 Additional paid-in capital (Note 1)                                                                     7,827,000     7,827,000
 Retained earnings                                                                                      22,279,000    18,001,000
 Unrealized net gain (loss) on securities available for sale (Note 1)                                   (1,655,000)      646,000
                                                                                                      ------------  ------------
       Total stockholders' equity                                                                       29,889,000    27,912,000
                                                                                                       -----------   -----------
       Total liabilities and stockholders' equity                                                     $496,963,000  $449,954,000
                                                                                                      ============  ============

 The accompanying notes are an integral part of these consolidated financial statements.

 CONSOLIDATED STATEMENTS OF INCOME
 -------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Years Ended December 31
                                                                                         ---------------------------------------
                                                                                             1994           1993         1992
                                                                                         -----------   -----------   -----------
NET INTEREST INCOME
 Interest and fees on loans
    Taxable                                                                              $23,658,000   $19,946,000   $18,762,000
    Tax exempt                                                                               273,000       371,000       435,000
 Interest and dividends on securities
    Taxable                                                                                8,842,000     6,459,000     7,801,000
    Tax exempt                                                                               727,000       644,000       483,000
 Interest on short-term investments                                                          155,000       185,000       188,000
 Interest on trading account securities                                                            0         2,000        14,000
                                                                                         -----------   -----------   -----------
                   Total interest income                                                  33,655,000    27,607,000    27,683,000
                                                                                         -----------   -----------   -----------

 Interest on deposits                                                                     12,108,000    10,101,000    11,784,000
 Interest on borrowings                                                                    2,779,000     1,921,000     1,838,000
                                                                                         -----------   -----------   -----------
                    Total interest expense                                                14,887,000    12,022,000    13,622,000
                                                                                         -----------   -----------   -----------

 NET INTEREST INCOME                                                                      18,768,000    15,585,000    14,061,000

 Provision for loan losses (Note 4)                                                          795,000       790,000     1,340,000
                                                                                         -----------   -----------   -----------

 NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                      17,973,000    14,795,000    12,721,000
                                                                                         -----------   -----------   -----------
 NONINTEREST INCOME
       Trust income                                                                          609,000       524,000       420,000
       Service charges on deposit accounts                                                 2,078,000     1,775,000     1,546,000
       Other income                                                                        1,412,000       514,000       769,000
       Net gains on the sale of real estate mortgages held for sale                          177,000       676,000       176,000
       Net trading account securities losses                                                       0             0        (2,000)
       Net securities gains (losses) (Note 2)                                                 (7,000)      175,000       323,000
                                                                                         -----------   -----------   -----------
                     Total noninterest income                                              4,269,000     3,664,000     3,232,000
                                                                                         -----------   -----------   -----------
 NONINTEREST EXPENSE
       Salaries and employee benefits (Note 9)                                             7,278,000     6,236,000     5,318,000
       Net occupancy expense                                                               1,057,000       996,000       887,000
       Equipment costs                                                                     1,001,000       780,000       728,000
       Other expense (Note 10)                                                             4,756,000     4,366,000     3,899,000
                                                                                         -----------   -----------   -----------

                    Total noninterest expense                                             14,092,000    12,378,000    10,832,000
                                                                                         -----------   -----------   -----------
 Income before income tax expense and cumulative effect
  of change in accounting principle                                                        8,150,000     6,081,000     5,121,000

 Income tax expense (Notes 1 and 11)                                                       3,024,000     2,171,000     1,762,000
                                                                                         -----------   -----------   -----------

 Income before cumulative effect of change in accounting principle                         5,126,000     3,910,000     3,359,000

 Cumulative effect of adopting SFAS No. 109 (Notes 1 and 11)                                       0       325,000             0
                                                                                         -----------   -----------   -----------

 NET INCOME                                                                               $5,126,000    $4,235,000    $3,359,000
                                                                                         ===========   ===========   ===========

 AVERAGE COMMON SHARES OUTSTANDING (Note 1)                                                1,438,496     1,438,496     1,438,496
                                                                                         ===========   ===========   ===========
 INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE PER COMMON SHARE (Notes 1 and 11)                                        $3.56         $2.72         $2.34
                                                                                         ===========   ===========   ===========
 CUMULATIVE EFFECT OF ADOPTING SFAS No.109
 PER COMMON SHARE (Notes 1 and 11)                                                             $0.00         $0.22         $0.00
                                                                                         ===========   ===========   ===========
 NET INCOME PER COMMON SHARE (Note 1)                                                          $3.56         $2.94         $2.34
                                                                                         ===========   ===========   ===========

 The accompanying notes are an integral part of these consolidated financial statements.

 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 -------------------------------------------------------------------------------------------------------------------------------

                                                                                                        Unrealized
                                                                                                      Net Gain (Loss)
                                                      Common Stock          Additional                 on Securities      Total
                                               -------------------------     Paid-in      Retained      Available    Stockholders'
                                                  Shares        Amount       Capital      Earnings       for Sale       Equity
                                               -----------   -----------   -----------   -----------   -----------   -----------
 Balances, January 1, 1992                       1,307,844    $1,308,000    $5,475,000   $14,208,000            $0   $20,991,000

 10% Common Stock Dividend (Note 1)                130,652       130,000     2,352,000    (2,485,000)                     (3,000)

 Net income for 1992                                                                       3,359,000                   3,359,000

 Cash dividends declared
   ($.416 per share) (Note 1)                                                               (597,000)                   (597,000)
                                               -----------   -----------   -----------   -----------   -----------   -----------
 Balances, December 31, 1992                     1,438,496     1,438,000     7,827,000    14,485,000             0    23,750,000

 Net income for 1993                                                                       4,235,000                   4,235,000

 Net change in unrealized net gain (loss) on
   securities available for sale (Note 1)                                                                  646,000       646,000

 Cash dividends declared
   ($.50 per share) (Note 1)                                                               (719,000)                    (719,000)
                                               -----------   -----------   -----------   -----------   -----------   -----------
 Balances, December 31, 1993                     1,438,496     1,438,000     7,827,000    18,001,000       646,000    27,912,000

 Net income for 1994                                                                       5,126,000                   5,126,000

 Net change in unrealized net gain (loss) on
 securities available for sale (Note 1)                                                                 (2,301,000)   (2,301,000)

 Cash dividends declared
   ($.59 per share) (Note 1)                                                                (848,000)                   (848,000)
                                               -----------   -----------   -----------   ----------    -----------   -----------
 Balances, December 31, 1994                     1,438,496    $1,438,000    $7,827,000   $22,279,000   ($1,655,000)  $29,889,000
                                               ===========   ===========   ===========   ===========   ===========   ===========

 The accompanying notes are an integral part of these consolidated financial statements.

 CONSOLIDATED STATEMENTS OF CASH FLOWS
 -------------------------------------------------------------------------------------------------------------------------------
                                                                                                Years Ended December 31
                                                                                        ----------------------------------------
                                                                                             1994           1993         1992
                                                                                        ------------  ------------  ------------
 Cash flows from operating activities

 Net income                                                                               $5,126,000    $4,235,000    $3,359,000
                                                                                        ------------  ------------  ------------
 Adjustments to reconcile net income to
       net cash from operating activities:

                    Cumulative effect of change in accounting principle                            0       325,000             0
                    Depreciation                                                             928,000       797,000       706,000
                    Provision for loan loss                                                  795,000       790,000     1,340,000
                    Write down of other real estate owned                                          0       262,000        85,000
                    Loans originated for sale                                             (9,426,000)  (20,810,000)            0
                    Net gain on sale of loans                                               (177,000)     (676,000)     (176,000)
                    Proceeds from sale of loans                                           11,619,000    23,509,000     5,064,000
                    Net loss on sale of premises and equipment                                 1,000         6,000             0
                    Purchases of trading account securities                                        0     (485,000)             0
                    Proceeds from sales of trading account securities                              0       487,000     1,377,000
                    Net loss on sale of trading account securities                                 0             0         2,000
                    Net (gain) on sale of securities available for sale                            0       (53,000)            0
                    Net (gain) loss on sale of securities held to maturity                     7,000      (122,000)     (323,000)
                    Net investment amortization (accretion)                                  444,000       369,000      (153,000)
                    (Increase) decrease in market value, securities held for sale                  0             0        18,000
                    Increase (decrease) in taxes payable                                     (15,000)     (969,000)     (431,000)
                    (Increase) decrease in income receivable                                (606,000)     (541,000)      406,000
                    Increase (decrease) in accrued expenses payable                          340,000       434,000      (139,000)
                    (Increase) decrease in other assets                                    1,735,000       (94,000)     (827,000)
                    Increase (decrease) in other liabilities                                (495,000)      246,000       (80,000)
                                                                                        ------------  ------------  ------------
                    Total adjustments                                                      5,150,000     3,475,000     6,869,000
                                                                                        ------------  ------------  ------------
                        Net cash from operating activities                                10,276,000     7,710,000    10,228,000
                                                                                        ------------  ------------  ------------

 Cash flows from investing activities

                    Proceeds from sale of securities held to maturity                              0     6,588,000    16,460,000
                    Proceeds from sale of securities held for sale                                 0     1,613,000    31,817,000
                    Proceeds from maturities and calls of securities held to maturity      8,899,000    17,683,000    50,353,000
                    Proceeds from maturities and calls of securities available for sale    6,409,000     1,123,000     2,856,000
                    Purchases of securities available for sale                            (9,033,000)            0             0
                    Purchases of securities held to maturity                             (19,494,000)  (84,976,000)  (88,178,000)
                    Net (increase) decrease in total loans                               (27,709,000)   (8,240,000)  (44,135,000)
                    Purchases of new premises and equipment                               (2,490,000)   (1,602,000)   (1,869,000)
                    Net proceeds from branch acquisitions (Note 12)                                0    29,839,000             0
                                                                                        ------------  ------------  ------------
                        Net cash from investing activities                               (43,418,000)  (37,972,000)  (32,696,000)
                                                                                        ------------  ------------  ------------
 Cash flows from financing activities

                    Net increase in total deposits                                        26,708,000    37,569,000    18,784,000
                    Proceeds from short-term borrowings                                  395,939,000   327,360,000   336,881,000
                    Payments on short-term borrowings                                   (385,553,000) (332,700,000) (343,901,000)
                    Proceeds from long-term borrowings                                     8,132,000     1,300,000     8,000,000
                    Dividends paid                                                          (806,000)     (676,000)     (579,000)
                                                                                        ------------  ------------  ------------
                        Net cash from financing activities                                44,420,000    32,853,000    19,185,000
                                                                                        ------------  ------------  ------------
 Net increase (decrease) in cash and cash equivalents                                     11,278,000     2,591,000    (3,283,000)

 Cash and cash equivalents at beginning of year                                           12,869,000    10,278,000    13,561,000
                                                                                        ------------  ------------  ------------
 Cash and cash equivalents at end of year                                                $24,147,000   $12,869,000   $10,278,000
                                                                                        ============  ============  ============
 Cash paid during the year for:

                  Interest                                                               $14,496,000   $12,254,000   $14,114,000
                                                                                        ============  ============  ============
                  Income taxes                                                            $3,038,000    $2,490,000    $2,160,000
                                                                                        ============  ============  ============
 Investment securities transferred to securities held for sale                                    $0            $0   $26,808,000
                                                                                        ============  ============  ============
 Loans transferred to real estate mortgages held for sale                                         $0            $0    $9,204,000
                                                                                        ============  ============  ============
 In-substance foreclosure transferred to loans                                            $1,100,000            $0            $0
                                                                                        ============  ============  ============
 Loans transferred to other real estate                                                     $107,000      $420,000    $3,050,000
                                                                                        ============  ============  ============

 The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
- -----------------------------------------------------------------------------
     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation:
     The consolidated financial statements include Lakeland Financial Corporation (the Corporation) and its wholly-owned subsidiary, Lake City Bank (the Bank). All significant intercompany balances and transactions are eliminated in consolidation.

Securities:
     On December 31, 1993, the Corporation elected to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Corporation now classifies securities into held to maturity, available for sale and trading categories. Held to maturity securities are those which the Corporation has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those the Corporation may decide to sell if needed for liquidity, asset-liability management or other reasons. Available for sale securities are reported at fair value, with unrealized gains and losses included as a separate component of equity, net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings. Prior to December 31, 1993, securities were reported at amortized cost except for securities held for sale, which were reported at the lower of cost or market. This reclassification increased equity by $646,000 at December 31, 1993. Realized gains and losses resulting from the sale of securities are computed by the specific identification method. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings.

Real Estate Mortgages Held for Sale:
     Real estate mortgages classified as held for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains and losses on sales of mortgages are recognized on the settlement date. Gains and losses are determined by the difference between sales proceeds and the carrying value of the mortgages.

Interest Income on Loans:
     Interest is accrued over the loan term based upon the principal balances outstanding. Loans are placed on nonaccrual when interest collection becomes doubtful. Loan fees and related costs are netted and deferred. The deferral is included in loans and recognized in interest income over the loan term on the level yield method.

Concentration of Credit:
     The Bank is a full service bank with headquarters in Warsaw, Indiana with offices in 20 cities and towns located within Kosciusko and contiguous counties. It is estimated that over 98% of all the Bank's commercial, industrial, agri-business and agricultural real estate mortgage, real estate construction mortgage and consumer loans are made within its basic trade area. This area generally lies within a radius of 10 miles or less from any of its existing offices. The loan portfolios are well diversified and are secured to the extent deemed appropriate by management. Mortgage-backed securities are collateralized by mortgages located throughout the United States. Substantially all mortgage-backed securities are insured directly or indirectly by the U. S. Government.

Allowance for Loan Losses:
     The allowance is judgmentally determined by management and is maintained at a level considered adequate to cover possible losses currently anticipated based on past loss experience, general national and local economic conditions, information about specific borrower situations, including their financial position and collateral values, and other factors and estimates which may change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-off that might occur. A loan is charged-off as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur. Increases to the allowance are recorded by a charge to expense and are based upon subjective judgments.
     The Corporation will adopt SFAS No. 114 and SFAS No. 118 at January 1, 1995. Under these standards, loans considered to be impaired are reduced to the present value of future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported as bad debt expense. The effect of adopting this accounting standard on January 1, 1995 will not be material.

Land, Premises and Equipment:
     Land, premises, and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed on both straight-line and declining-balance methods based on estimated useful lives of the assets.

Other Real Estate Owned:
     Other real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, a valuation allowance is recorded through a charge to income for the amount of estimated selling costs. Valuations are periodically performed by management, and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs.

Income Taxes:
     The Corporation files annual consolidated federal income tax returns. Prior to 1993, income tax expense was based upon the liability method under SFAS No.
96. Beginning in 1993, the Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. The Corporation records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between carrying amounts and tax bases of assets and liabilities, using enacted tax rates. The effect of the adoption of SFAS No. 109, as of January 1, 1993 is shown as the cumulative effect of an accounting change in the 1993 income statement.

Stock Dividend:
     A 10% stock dividend was declared payable as of July 31, 1992. The market value of shares issued was transferred from retained earnings to common and additional paid-in capital. Cash payments were made in lieu of issuing fractional shares.

Dividend Restriction:
     The Bank is subject to banking regulations which require the maintenance of certain capital levels and which may limit the amount of dividends which may be paid to the Corporation. At December 31, 1994, approximately $4,136,000 of the Bank's retained earnings is available for distribution to the Corporation without prior regulatory approval.

Earnings Per Share:
     Earnings per common share are based upon the weighted average number of common shares outstanding, with prior periods adjusted to reflect the 10 percent stock dividend in 1992.

Pension Plan:
     A noncontributory defined benefit pension plan covers substantially all employees. Funding of the plan equals or exceeds the minimum funding requirement determined by the actuary. The projected unit credit cost method is used to determine expense. Benefits are based on years of service and compensation levels.

Statement of Cash Flows:
     Cash and cash equivalents include cash on hand, demand deposits in other institutions and short-term investments with maturities of 90 days or less.

Reclassifications:
     Certain amounts appearing in the financial statements and notes thereto for the years ended December 31, 1993 and 1992 have been reclassified to conform with the December 31, 1994, presentation.

NOTE 2 - SECURITIES
       Information related to the amortized cost and fair value of securities at December 31 is provided in the table below.


                                                                                          Unrealized    Unrealized
                                                                            Amortized       Gross         Gross         Fair
                                                                               Cost         Gains         Losses        Value
                                                                           -----------   -----------   -----------   -----------
 Securities Available for Sale at December 31, 1994:
       U.S. Treasury securities                                            $26,960,000        $2,000   ($1,046,000)  $25,916,000
       U.S. Government agencies and corporations                             1,000,000             0             0     1,000,000
       Mortgage-backed securities                                           30,734,000         1,000    (1,748,000)   28,987,000
       State and municipal securities                                          887,000        46,000             0       933,000
       Other debt securities                                                   999,000        27,000             0     1,026,000
                                                                           -----------   -----------   -----------   -----------
          Total debt securities                                             60,580,000        76,000    (2,794,000)   57,862,000
       Equity securities                                                     1,760,000             0       (22,000)    1,738,000
                                                                           -----------   -----------   -----------   -----------
       Total securities available for sale at December 31, 1994            $62,340,000       $76,000   ($2,816,000)  $59,600,000
                                                                           ===========   ===========   ===========   ===========

 Securities Held to Maturity  at December 31, 1994:
       U.S. Treasury securities                                            $14,714,000            $0     ($838,000)  $13,876,000
       U.S. Government agencies and corporations                             2,034,000         4,000        (1,000)    2,037,000
       Mortgage-backed securities                                           78,781,000        22,000    (5,130,000)   73,673,000
       State and municipal securities                                       13,608,000        73,000      (620,000)   13,061,000
       Other debt securities                                                 1,015,000        61,000             0     1,076,000
                                                                           -----------   -----------   -----------   -----------
       Total securities held to maturity at December 31, 1994             $110,152,000      $160,000   ($6,589,000) $103,723,000
                                                                           ===========   ===========   ===========   ===========

 Securities Available for Sale at December 31, 1993:
       U.S. Treasury securities                                            $29,701,000      $818,000      ($73,000)  $30,446,000
       Mortgage-backed securities                                           26,798,000       142,000      (130,000)   26,810,000
       State and municipal securities                                          882,000        93,000             0       975,000
       Other debt securities                                                   999,000       129,000             0     1,128,000
                                                                           -----------   -----------   -----------   -----------
          Total debt securities                                             58,380,000     1,182,000      (203,000)   59,359,000
       Equity securities                                                     1,774,000             0             0     1,774,000
                                                                           -----------   -----------   -----------   -----------
       Total securities available for sale at December 31, 1993            $60,154,000    $1,182,000     ($203,000)  $61,133,000
                                                                           ===========   ===========   ===========   ===========

 Securities Held to Maturity  at December 31, 1993:
       U.S. Treasury securities                                            $10,544,000       $27,000      ($12,000)  $10,559,000
       U.S. Government agencies and corporations                                99,000             0             0        99,000
       Mortgage-backed securities                                           77,085,000       613,000      (631,000)   77,067,000
       State and municipal securities                                       10,825,000       651,000             0     1,195,000
                                                                           -----------   -----------   -----------   -----------
       Total securities held to maturity at December 31, 1993              $99,570,000    $1,469,000     ($662,000) $100,377,000
                                                                           ===========   ===========   ===========   ===========

       Information regarding the amortized cost and fair value of debt securities by maturity as of December 31, 1994 is presented below. Maturity information is based on contractual maturity for all securities other than mortgage-backed securities. Actual maturities of securities may differ from contractual maturities because borrowers may have the right to prepay the obligation without prepayment penalty.

                                                                                Available for Sale         Held to Maturity
                                                                                December 31, 1994          December 31, 1994
                                                                           --------------------------  -------------------------
                                                                            Amortized       Fair        Amortized        Fair
                                                                               Cost         Value          Cost          Value
                                                                           -----------   -----------   -----------   -----------
 Due in one year or less                                                    $3,317,000    $3,325,000      $342,000      $343,000
 Due after one year through five years                                      26,529,000    25,550,000    17,032,000    16,205,000
 Due after five years through ten years                                              0             0     3,386,000     3,369,000
 Due after ten years                                                                 0             0    10,611,000    10,133,000
                                                                           -----------   -----------   -----------   -----------
                                                                            29,846,000    28,875,000    31,371,000    30,050,000
 Mortgage-backed securities                                                 30,734,000    28,987,000    78,781,000    73,673,000
                                                                           -----------   -----------   -----------   -----------
       Total debt securities                                               $60,580,000   $57,862,000  $110,152,000  $103,723,000
                                                                           ===========   ===========   ===========   ===========

     There were no sales of securities in 1994. During 1994, the proceeds from the call of securities held to maturity amounted to
$249,000, with gross gains of $10,000 and gross losses of $17,000. In 1993, proceeds from the sales of securities held for sale amounted to $1,613,000 with gross gains of $53,000 and gross losses of $0 and proceeds from sales of securities held to maturity amounted to $6,588,000 with gross gains of $149,000 and gross losses of $27,000. Securities with a carrying value of $81,206,000 were pledged as of December 31, 1994 as collateral for deposits of public funds, securities sold under agreements to repurchase and for and for other purposes as permitted or required by law.


 NOTE 3 -  TOTAL LOANS
       Total loans outstanding as of December 31, 1994 and 1993 consist of the following:


                                                                                                           1994          1993
                                                                                                      ------------  ------------
 Commercial and industrial loans                                                                      $154,326,000  $127,839,000
 Agri-business and agricultural loans                                                                   22,206,000    20,936,000
 Real estate mortgage loans                                                                             46,870,000    49,593,000
 Real estate construction loans                                                                            426,000       223,000
 Installment loans and credit cards                                                                     64,128,000    61,594,000
                                                                                                      ------------  ------------
       Total loans                                                                                    $287,956,000  $260,185,000
                                                                                                      ============  ============

       Loans aggregating $60,000 or more with executive officers and directors (including their associates) amounted to $7,109,000 and $5,862,000 as of December 31, 1994 and 1993, respectively.  During 1994, new loans or advances were $16,111,000, loan repayments were $14,864,000 and other changes were $0.
       Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at December 31 are summarized as follows:

                                                                                                           1994          1993
                                                                                                       -----------   -----------
       Mortgage loan portfolios serviced for:
             FHLMC                                                                                     $28,909,000   $23,372,000
             Other investors                                                                             1,456,000     2,050,000
                                                                                                       -----------   -----------
                   Total mortgage loan portfolios serviced                                             $30,365,000   $25,422,000
                                                                                                       ===========   ===========

 Income earned for loan servicing was $68,000 and $41,000 for 1994 and 1993, respectively.

 NOTE 4 - ALLOWANCE FOR LOAN LOSSES
       The following is an analysis of the allowance for loan losses for 1994, 1993 and 1992:

                                                                                             1994          1993           1992
                                                                                         -----------   -----------   -----------
 Balance, January 1                                                                       $4,010,000    $3,095,000    $2,612,000
 Allowance related to assets acquired                                                              0       250,000             0
 Provision for loan losses                                                                   795,000       790,000     1,340,000
 Less: Loans charged-off (recovered) (net of recoveries of $196,000 in 1994;
       $103,000 in 1993; and $103,000 in 1992)                                               (61,000)      125,000       857,000
                                                                                         -----------   -----------   -----------
 Balance, December 31                                                                     $4,866,000    $4,010,000    $3,095,000
                                                                                         ===========   ===========   ===========

       Nonaccrual loans at December 31, 1994, 1993 and 1992 totaled $18,000,$0, and $0, respectively. 1994 nonaccrual loans consisted of one mortgage loan of $18,000.  Loans renegotiated as troubled debt restructuring totaled $1,406,000 as of
 December 31, 1994. Interest income of $82,000 was recognized in 1994.  Had these loans been performing under the original contract terms, an additional $31,000 would have been reflected in interest income during 1994.  The Bank is not committed to lend additional funds to debtors whose loans have been modified.  Amounts for restructured loans in periods prior to 1994 were not material.

 NOTE 5 - LAND, PREMISES AND EQUIPMENT
       Land, premises and equipment and related accumulated depreciation were as follows at December 31:

                                                                                                           1994          1993
                                                                                                       -----------   -----------
       Land                                                                                             $2,872,000    $2,520,000
       Buildings                                                                                         8,824,000     7,940,000
       Equipment                                                                                         6,117,000     4,881,000
                                                                                                       -----------   -----------
           Total Cost                                                                                   17,813,000    15,341,000

       Less accumulated depreciation                                                                     6,518,000     5,607,000
                                                                                                       -----------   -----------
           Land, premises and equipment, net                                                           $11,295,000    $9,734,000
                                                                                                       ===========   ===========

 NOTE 6 - INTEREST BEARING DEPOSITS
       The following is an analysis of interest bearing deposits as of December 31:

                                                                                                           1994         1993
                                                                                                      ------------  ------------
 Super NOW                                                                                             $44,335,000   $46,343,000
 Insured money market                                                                                   17,993,000    18,935,000
 Savings                                                                                                52,091,000    56,971,000
 Time: In denominations under $100,000                                                                 162,732,000   143,871,000
       In denominations of $100,000 or more                                                             56,759,000    57,193,000
                                                                                                      ------------  ------------
       Total interest bearing deposits                                                                $333,910,000  $323,313,000
                                                                                                      ============  ============


 NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
        Securities sold under agreements to repurchase (repo accounts) represent collateralized borrowings with customers located primarily within the Bank's trade area.  Liabilities and the related collateral consisting of U.S. Treasury securities and mortgage-backed securities, as of December 31, 1994 were as follows:
                                                                                                Collateral Value
                                                               Weighted    -----------------------------------------------------
                                                               Average      U.S. Treasury Securities  Mortgage-backed Securities
                                                Repurchase     Interest    -------------------------   -------------------------
     TERM                                       Liability       Rate           Book       Fair Value       Book       Fair Value
 -------------------------------------         -----------   -----------   -----------   -----------   -----------   -----------
 On demand                                     $10,487,000         3.75%            $0            $0   $12,467,000   $11,352,000

 Less than 90 days                              19,091,000         5.67%     1,885,000     1,794,000    20,773,000    19,347,000

 Over 90 days                                   12,172,000         5.28%    12,067,000    11,444,000     1,724,000     1,633,000
                                               -----------   -----------   -----------   -----------   -----------   -----------
      Total                                    $41,750,000         5.11%   $13,952,000   $13,238,000   $34,964,000   $32,332,000
                                               ===========   ===========   ===========   ===========   ===========   ===========

     As indicated in Note 2, securities are pledged to meet both current and potential collateral requirements applicable to deposits of public funds, securities sold under agreements to repurchase and for other purposes permitted or required by law.
 The Bank retains the right to substitute similar type securities, and has the right to withdraw all collateral applicable to repo accounts whenever the collateral values are in excess of the related repurchase liabilities. At December 31, 1994, there were no material amounts of assets at risk with any one customer.

 NOTE 8 - LONG-TERM DEBT
       Long-term debt at December 31 consisted of:                                                        1994           1993
                                                                                                       -----------   -----------
 Federal Home Loan Bank of Indianapolis Notes, 5.55%, Due January 2, 1996                               $8,000,000    $8,000,000
 Federal Home Loan Bank of Indianapolis Notes, 5.59%, Due January 14, 1997                               8,132,000             0
 Federal Home Loan Bank of Indianapolis Notes, 6.15%, Due June 24, 2003                                  1,300,000     1,300,000
                                                                                                       -----------   -----------
       Total                                                                                           $17,432,000    $9,300,000
                                                                                                       ===========   ===========

       All notes require monthly interest payments and are secured by residential real estate loans with a carrying value of
 $27,217,000 at December 31, 1994.

 NOTE 9 - EMPLOYEE BENEFIT PLANS
       Information as to the Corporation's pension plan at December 31 is as follows:

                                                                                                          1994           1993
                                                                                                       -----------   -----------
 Actuarial present value of benefit obligations:
 Accumulated benefit obligation, including vested benefits
   of $640,000 for 1994 and $626,000 for 1993                                                             $719,000      $673,000
                                                                                                       ===========   ===========
 Projected benefit obligation for service rendered to date                                                $949,000      $973,000

 Plan assets at fair value (primarily money market funds
   and equity and fixed income investments)                                                               (893,000)     (686,000)
 Unrecognized gains                                                                                        193,000        27,000
 Unrecognized prior service cost                                                                            33,000       (24,000)
                                                                                                       -----------   -----------
 Accrued balance sheet pension liability                                                                  $282,000      $290,000
                                                                                                       ===========   ===========

 Net pension expense includes the following:                                                 1994          1993         1992
                                                                                         -----------   -----------   -----------
       Service cost for benefits earned                                                     $119,000      $113,000       $91,000
       Interest cost                                                                          66,000        58,000        49,000
       Actual return on plan assets                                                          (56,000)      (52,000)      (35,000)
       Net amortization and deferrals                                                         (3,000)        4,000       (10,000)
                                                                                         -----------   -----------   -----------
          Net pension expense                                                               $126,000      $123,000       $95,000
                                                                                         ===========   ===========   ===========

          The following assumptions were used in calculating the net pension cost.

 Weighted average discount rate                                                                 8.00%         6.75%         7.75%
 Rate of increase in future compensation                                                        4.50%         4.50%         4.75%
 Expected long-term rate of return                                                              8.00%         8.00%         8.00%

      Under a 401(k) profit sharing plan, Corporation contributions are based upon the rate of return on January 1st stockholders' equity.  Expense recognized was $370,000, $332,000 and $248,000 in 1994, 1993 and 1992, respectively.

 NOTE 10 - OTHER EXPENSE
       Other expense for the years ended December 31, were as follows:
                                                                                             1994          1993          1992
                                                                                         -----------   -----------   -----------
 Regulatory fees and FDIC insurance                                                         $904,000      $783,000      $715,000
 Data processing fees and supplies                                                           769,000       873,000       694,000
 Office supplies                                                                             519,000       440,000       431,000
 Telephone and postage                                                                       535,000       466,000       419,000
 Miscellaneous                                                                             2,029,000     1,804,000     1,640,000
                                                                                         -----------   -----------   -----------
       Total other expense                                                                $4,756,000    $4,366,000    $3,899,000
                                                                                         ===========   ===========   ===========

 NOTE 11 - INCOME TAXES
       Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting
 for Income Taxes. The adjustment of $325,000 to apply the new accounting method is included in income for the year ended
 December 31, 1993. The change in method had no affect on income before cumulative effect of the change in accounting principle in 1993.

 Income tax expense consists of the following:                                               1994          1993          1992
                                                                                         -----------   -----------   -----------
 Current federal income tax expense                                                       $2,301,000    $1,831,000    $1,580,000
 Deferred federal income tax expense (credit)                                                 11,000      (158,000)     (283,000)
 Current state income tax expense                                                            673,000       600,000       529,000
 Deferred state income tax expense (credit)                                                   39,000      (102,000)      (64,000)
                                                                                         -----------   -----------   -----------
      Total income tax expense                                                            $3,024,000    $2,171,000    $1,762,000
                                                                                         ===========   ===========   ===========

     Income tax expense (credit) included $(34,000), $58,000 and $75,000 applicable to security transactions for 1994, 1993 and
 1992, respectively.  The differences between financial statement tax expense and amounts computed by applying the statutory federal income tax rate of 34% for all three years to income before income taxes are as follows:

                                                                                             1994           1993          1992
                                                                                         -----------   -----------   -----------
 Income taxes at statutory federal rate                                                   $2,771,000    $2,068,000    $1,741,000
 Increase (decrease) in taxes resulting from:
       Tax exempt income                                                                    (338,000)     (339,000)     (310,000)
       Nondeductible expense                                                                  73,000        45,000        43,000
       State income tax, net of federal tax effect                                           471,000       328,000       307,000
       Other                                                                                  47,000        69,000       (19,000)
                                                                                         -----------   -----------   -----------
           Total income tax expense                                                       $3,024,000    $2,171,000    $1,762,000
                                                                                         ===========   ===========   ===========

     The components of the net deferred tax asset recorded in the balance sheet as of December 31, are as follows:


                                                                                                          1994           1993
                                                                                                       -----------   -----------
 Total deferred federal tax assets                                                                      $1,850,000    $1,545,000
 Total deferred federal tax liabilities                                                                   (745,000)     (429,000)
 Total deferred state tax assets                                                                           542,000       455,000
 Total deferred state tax liabilities                                                                     (201,000)      (75,000)
 Total valuation allowance                                                                                       0             0
                                                                                                       -----------   -----------
      Net deferred tax asset                                                                            $1,446,000    $1,496,000
                                                                                                       ===========   ===========

        The deferred federal tax asset in 1994 consists of the following: bad debts of $1,247,000, ORE of $194,000, pension and deferred compensation liability of $255,000, deferred loan fees of $144,000 and other of $10,000. The deferred federal tax liability consists of: depreciation of $243,000, state taxes of $146,000 and other of $356,000.
        The deferred federal tax asset in 1993 consisted of the following: bad debts of $885,000, ORE of $274,000, pension and deferred compensation liability of $217,000, deferred loan fees of $151,000 and other of $18,000. The deferred federal tax liability consisted of: depreciation of $203,000 and other of $226,000.
        The deferred state tax asset in 1994 consists of the following: bad debts of $392,000, ORE of $48,000, pension and deferred compensation liability of $64,000, deferred loan fees of $36,000 and other of $2,000. The deferred state tax liability consists of: depreciation of $61,000 and other of $140,000.
        The deferred state tax asset in 1993 consisted of the following: bad debts of $290,000, ORE of $68,000, pension and deferred compensation liability of $54,000, deferred loan fees of $38,000 and other of $5,000. The deferred state tax liability consisted of: depreciation of $51,000 and other of $24,000.
       In addition to the net deferred tax assets included above, income taxes (credits) allocated to the unrealized net gain
 (loss) account included in equity were ($1,085,000) and $333,000 for 1994 and 1993, respectively.

 NOTE 12 - NET PROCEEDS, BRANCH ACQUISITION
     On November 20, 1993, the Bank acquired the Cromwell, Ligonier and Elkhart offices of another financial institution, purchasing certain assets and assuming certain liabilities associated with those offices:

 Liabilities assumed (including deposits of $48,155,000)                                                             $49,074,000
 Less: Assets purchased at fair value:
    Loans, net of allowance for loan losses                                                                           17,618,000
    Fixed assets ($1,193,000), covenants and other assets                                                              1,617,000
                                                                                                                     -----------
           Net proceeds, branch acquisitions                                                                         $29,839,000
                                                                                                                     ===========

      Subsequent to this transaction, the Elkhart office operations were transferred to an existing office.

 NOTE 13 - PARENT COMPANY STATEMENTS
       The Corporation operates primarily in the banking industry, which accounts for more than 90 percent of its revenues, operating income, and assets. Presented below are parent only financial statements:

                                  CONDENSED BALANCE SHEETS

                                                                                                              December 31
                                                                                                       -------------------------
                                                                                                           1994         1993
                                                                                                       -----------   -----------
ASSETS
 Deposits with Lake City Bank                                                                              $15,000       $24,000
 Investment in subsidiary                                                                               30,085,000    27,979,000
 Other assets                                                                                               12,000       110,000
                                                                                                       -----------   -----------
       Total assets                                                                                    $30,112,000   $28,113,000
                                                                                                       ===========   ===========

 LIABILITIES
      Dividends payable and other liabilities                                                             $223,000      $201,000

 STOCKHOLDERS' EQUITY                                                                                   29,889,000    27,912,000
                                                                                                       -----------   -----------
      Total liabilities and stockholders' equity                                                       $30,112,000   $28,113,000
                                                                                                       ===========   ===========

                            CONDENSED STATEMENTS OF INCOME
                                                                                                 Years Ended December 31
                                                                                         ---------------------------------------
                                                                                             1994          1993         1992
                                                                                         -----------   -----------   -----------
 Dividends from Lake City Bank                                                              $982,000      $458,000      $567,000
 Interest on deposits and repurchase agreements, Lake City Bank                                3,000             0         4,000
 Security gains                                                                                    0             0        35,000
 Miscellaneous income                                                                         22,000       (10,000)            0
 Equity in undistributed income of subsidiary                                              4,168,000     3,782,000     2,740,000
 Miscellaneous expense (credit)                                                               68,000        (2,000)       (4,000)
                                                                                         -----------   -----------   -----------
 INCOME BEFORE INCOME TAXES                                                                5,107,000     4,232,000     3,350,000
       Income tax expense (credit)                                                           (19,000)       (3,000)       (9,000)
                                                                                         -----------   -----------   -----------
 NET INCOME                                                                               $5,126,000    $4,235,000    $3,359,000
                                                                                         ===========   ===========   ===========


                        CONDENSED STATEMENTS OF CASH FLOWS

                                                                                                  Years Ended December 31
                                                                                         ---------------------------------------
                                                                                            1994           1993          1992
                                                                                         -----------   -----------   -----------
 Cash flows from operating activities

       Net income                                                                         $5,126,000    $4,235,000    $3,359,000

       Adjustments to net cash from operating activities
            Equity in undistributed earnings of subsidiary                                (4,168,000)   (3,782,000)   (2,740,000)
            Other changes                                                                     18,000        36,000        23,000
                                                                                         -----------    ----------   -----------
                Net cash from operating activities                                           976,000       489,000       642,000
 Cash flows from investing activities                                                       (137,000)            0        59,000
 Cash flows from financing activities                                                       (848,000)     (716,000)     (598,000)
                                                                                         -----------    ----------   -----------
 Net increase (decrease) in cash and cash equivalents                                         (9,000)     (227,000)      103,000
 Cash and cash equivalents at beginning of year                                               24,000       251,000       148,000
                                                                                         -----------    ----------   -----------
 Cash and cash equivalents at end of year                                                    $15,000       $24,000      $251,000
                                                                                         ===========   ===========   ===========

 NOTE 14 - COMMITMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES
     During the normal course of business, the Bank becomes a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These financial instruments include commitments to make loans and open-ended revolving lines of credit. Amounts as of December 31, 1994 were as follows:

                                                                                             Fixed        Variable
                                                                                              Rate          Rate         Total
                                                                                         -----------   -----------  ------------
 Commercial loan lines of credit                                                          $3,267,000   $71,075,000   $74,342,000
 Commercial loan standby letters of credit                                                         0     6,807,000     6,807,000
 Real estate mortgage loans                                                                        0       485,000       485,000
 Real estate construction mortgage loans                                                           0       460,000       460,000
 Credit card open-ended revolving lines                                                    4,444,000             0     4,444,000
 Home equity mortgage open-ended revolving lines                                                   0    11,317,000    11,317,000
 Consumer loan open-ended revolving lines                                                          0     2,384,000     2,384,000
                                                                                         -----------   -----------  ------------
      Total                                                                               $7,711,000   $92,528,000  $100,239,000
                                                                                         ===========   ===========  ============

       At December 31, 1994, the range of interest rates for commercial loan commitments with a fixed rate was 6.99 to 9.50 percent.
 The range of interest rates for commercial loan commitments with variable rates was 8.50 to 13.50 percent.  The index on variable rate commercial loan commitments is primarily the prime rate.
       Commitments, excluding open-ended revolving lines, generally have fixed expiration dates of one year or less. Credit card open-ended revolving lines of credit are normally reviewed bi-annually and other personal lines of credit are normally reviewed annually. Since many commitments expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank follows the same credit policy (including requiring collateral, if deemed appropriate) to make such commitments as is followed for those loans that are recorded in its financial statements. The Bank's exposure to credit losses in the event of nonperformance is represented by the contractual amount of the commitments. Management does not expect any losses as a result of these commitments.  There are presently no lawsuits which, in the opinion of management and legal counsel, would have a material affect on the financial statements.

 NOTE 15 - FAIR VALUE ACCOUNTING
     The SFAS No. 107 requires management to estimate the fair value of its financial instruments. The following table contains these values and the related carrying values at December 31, 1994 and 1993. Items which are not financial instruments are not included.

                                                                                      1994                         1993
                                                                           -------------------------    ------------------------
                                                                            Carrying      Estimated     Carrying     Estimated
                                                                             Value        Fair Value      Value      Fair Value
                                                                           -----------   -----------   -----------   -----------
 Cash and cash equivalents                                                 $24,147,000   $24,147,000   $12,869,000   $12,869,000
 Real estate mortgages held for sale                                           175,000       179,000     2,191,000     2,253,000
 Securities available for sale                                              59,600,000    59,600,000    61,133,000    61,133,000
 Securities held to maturity                                               110,152,000   103,723,000    99,570,000   100,377,000
 Loans, net                                                                283,090,000   279,035,000   256,175,000   260,000,000
 Accrued income receivable                                                   3,464,000     3,464,000     2,858,000     2,858,000
 Certificates of deposit                                                  (219,491,000) (218,739,000) (201,064,000) (203,121,000)
 All other deposits                                                       (177,249,000) (177,249,000) (168,968,000) (168,968,000)
 Securities sold under agreements to repurchase                            (41,750,000)  (41,833,000)  (29,372,000)  (29,416,000)
 Other short-term debt                                                      (6,573,000)   (6,573,000)   (8,737,000)   (8,737,000)
 Long-term debt                                                            (17,432,000)  (16,337,000)   (9,300,000)   (9,448,000)
 Accrued expenses payable                                                   (3,280,000)   (3,280,000)   (3,022,000)   (3,022,000)


     For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 1994 and 1993. The estimated fair value for cash, cash equivalents and accruals is considered to approximate cost. Real estate mortgages held for sale are based upon either the actual contracted price for those loans sold but not yet delivered, or the current FHLMC price for normal delivery of mortgages with similar coupons and maturities at year-end. The estimated fair value for securities is based on quoted market rates for individual securities or for equivalent quality, coupon and maturity securities. The estimated fair value of loans is based on estimates of the rate the Bank would charge for similar such loans at December 31, 1994 and 1993, applied for the time period until estimated repayment. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for certificates of deposit and borrowings is based on estimates of the rate the Bank would pay on such deposits or borrowings at December 31, 1994 and 1993, applied for the time period until maturity. The estimated fair value of short-term borrowed funds is considered to approximate cost. The estimated fair value of other financial instruments and off-balance sheet loan commitments approximate cost and are not considered significant to this presentation.
     While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to have disposed of such items at December 31, 1994 and 1993, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1994 and 1993, should not necessarily be considered to apply at subsequent dates.
     In addition, other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as land, premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the earnings potential of the Bank's trust department, the trained work force, customer goodwill and similar items.

REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Lakeland Financial Corporation
Warsaw, Indiana

     We have audited the accompanying consolidated balance sheets of Lakeland Financial Corporation and subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1994, 1993 and 1992. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lakeland Financial Corporation and subsidiary as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the years ended December 31, 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

     As discussed in Notes 1 and 11, the Corporation changed its method of accounting for income taxes in 1993, and as discussed in Notes 1 and 2, the Corporation elected to classify its securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 at December 31, 1993.

                                                   CROWE, CHIZEK AND COMPANY
                                                        South Bend, Indiana

January 27, 1995

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

     Management is responsible for the preparation of the Corporation's consolidated financial statements and related information appearing in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Corporation's financial position and results of operations and were prepared in conformity with generally accepted accounting principles. Management also has included in the Corporation's financial statements, amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

     The independent auditors have audited the Corporation's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of the reported operating results and financial position.

     The Board of Directors of the Corporation has an Audit Review Committee composed of five non-management Directors. The Committee meets periodically with the internal auditors and the independent auditors.

FINANCIAL CONDITION

Liquidity
     The Corporation manages its primary liquidity position to provide funding at the lowest possible cost for anticipated loan demand and/or deposit run-off that occurs in the regular course of business. Such sources of liquidity are: federal fund lines with correspondent banks, advances from the Federal Home Loan Bank, repurchase agreements with local bank customers and cash flow from the securities portfolio. This cash flow from the securities portfolio could total approximately $18,700,000 in 1995, given current prepayment assumptions. Additionally, continuous growth into new markets in northern Indiana has diversified the retail deposit base, reducing volatility that might occur in one geographical location. Kosciusko county provides less than 50 percent of the Corporation's funding today, as compared to nearly 90 percent only five years ago.
     The Corporation manages a secondary liquidity position to provide funding in the event of unanticipated loan demand and/or deposit run-off. Management has designated approximately 35 percent of its investment portfolio as available for sale (AFS). This designation provides the liquidity to fund abnormal loan demand, or to manage the loss of deposits. The Corporation's securities are all very high quality and easily marketable, with 89 percent either U.S. Treasuries, federal agency securities or mortgage-backed securities directly or indirectly guaranteed by the Federal government.

The following is a brief description of the sources and uses of funds for the indicated periods:
     During the year ended December 31, 1994, there was a net increase of $11.3 million in cash and cash equivalents. The major uses of cash during the period included the funding of a $27.7 million increase in loans and the purchase of securities totaling $28.5 million. Major sources of funds were: a net increase in cash from operating activities of $10.3 million, maturing securities of $15.3 million, an increase in deposits of $26.7 million and an $18.5 million increase in total borrowings.
     During the year ended December 31, 1993, there was a net increase of $2.6 million in cash and cash equivalents. The major uses of cash during the period included the funding of a $8.2 million increase in loans and the purchase of securities totaling $85.0 million. Major sources of funds were: a net increase in cash from operating activities of $7.7 million, proceeds from the sale or maturity of securities totaling $27.0 million, an increase in deposits of $37.6 million, and proceeds from branch acquisitions of $29.8 million.
     During the year ended December 31, 1992, there was a net decrease of $3.3 million in cash and cash equivalents. The major uses of cash during the period included the funding of a $44.1 million increase in loans and the purchase of securities totaling $88.2 million. Major sources of funds were: a net increase in cash from operating activities of $10.2 million, proceeds from the sale or maturity of securities totaling $101.6 million and an increase in deposits of $18.8 million.

Asset/Liability Management (ALCO)
     The Board of Directors annually reviews and approves the ALCO policy used to manage interest rate risk. This policy sets guidelines for balance sheet structure that protect the Corporation from excessive net income volatility that could result from changing interest rates. The Corporation uses a GAP report, which details the relative mismatch of asset and liability cash flows occurring in specified time horizons, as a rough estimate of the current rate sensitivity position. In 1993 the Corporation began using a computer program to test the balance sheet's performance under a wide variety of interest rate scenarios. This model quantifies the impact on income of such things as: changes in customer preference for bank products, basis risk between the Bank's assets and the funds supporting them and the risk inherent in different yield curves. The ALCO committee reviews these possible outcomes and makes loan, investment and deposit decisions that maintain reasonable balance sheet structure in light of potential interest rate movements. After the committee has specified a maximum risk tolerance for dollar margin volatility, the committee develops guidelines for the GAP ratios. As indicated in Table 1, the Corporation's GAP ratio at December 31, 1994, for the next 12 months is a negative 7.4 percent of total assets. This ratio indicates that the interest margin could be somewhat lower if interest rates rise, as compared to flat or falling interest rate environments. The computer model also produces this result. The computer generated forecast indicates that the percentage margin would decline only modestly if rates rose approximately 200 basis points. Both measures are well within policy limits.

Capital Management
     The Corporation believes that a strong capital position is vital to long-term earnings and expansion. Currently the Bank maintains capital levels in excess of "well-capitalized" levels as defined by the FDIC. Bank regulatory agencies have recently ruled that the market value adjustment created by SFAS No. 115 (AFS adjustment) should be excluded from capital adequacy calculations. Therefore, excluding this market valuation adjustment from the calculation, the Bank attained tier I leverage capital, tier I risk based capital and tier II risk based capital ratios of 6.3 percent, 10.1 percent and 11.3 percent, respectively at December 31, 1994. All three ratios are well above the "well-capitalized" minimums of 5.0 percent, 6.0 percent and 10.0 percent, respectively. The ability to maintain these ratios at these levels are a function of net income growth and a prudent dividend policy. Total stockholders' equity increased by 7.1 percent, to $29,889,000 as of December 31, 1994, from $27,912,000 as of December 31, 1993. Total stockholders' equity increased by
25.8 percent or $6,139,000 from $23,750,000 as of December 31, 1992. The 1994 growth of $1,977,000 resulted from the retention of net income of $5,126,000, minus cash dividends declared of $848,000 and change in the AFS adjustment of $2,301,000. The 1993 growth of $4,162,000 resulted from the retention of net income of $4,235,000, minus cash dividends declared of $719,000 plus the AFS adjustment of $646,000.

Inflation
     For a financial institution, the effects of price changes and inflation can vary substantially. Inflation affects the growth of total assets, but it is difficult to assess its impact since neither the timing nor the magnitude of the changes in the consumer price index (CPI) coincides with changes in interest rates. The price of one or more of the important components of the CPI may fluctuate considerably and thereby influence the overall CPI without having a corresponding affect on interest rates or upon the cost of those goods and services normally purchased by the Corporation. In years of high inflation and high interest rates, intermediate and long-term interest rates tend to increase, thereby adversely impacting the market values of investment securities, mortgage loans and other long-term fixed rate loans. In addition, higher short-term interest rates caused by inflation tend to increase the cost of funds. In other years, the reverse situation may occur.

Growth and Expansion
     The assets of the Corporation increased 10.5 percent, or $47,009,000, to $496,963,000 as of December 31, 1994, from $449,954,000 as of December 31, 1993.
Assets at December 31, 1994, increased 37.1 percent, or $134,466,000, from $362,497,000 as of December 31, 1992. The Corporation has been pursuing expansion into contiguous markets since 1990. Most recently, the Corporation purchased two offices from Prime Bank in Noble county (see Note 12 to the Consolidated Financial Statements), and opened an additional office in Elkhart county in 1993. In 1994, another office was opened in Elkhart county and the Corporation opened its first location in LaGrange county in Shipshewana, Indiana. Plans call for additional expansion in Elkhart county in 1995. Although growth continues to be strong in the traditional markets served by the Bank, clearly the ability to grow earnings at a rate that will maximize the value of the Corporation's stock depends on the ability to access new markets. Expansion has opened new markets for the Corporation's loan and deposit products in Elkhart, Fulton, LaGrange, Marshall, Noble and Whitley counties. Further, diversifying the retail deposit base continues to be a key long-term liquidity and ALCO management objective, since these funds are typically less volatile, and less costly, than purchased funds. However, the Corporation continues to protect its traditional markets by modifying its existing market coverage by adding new products, offices and ATM's in areas where the demographic trends dictate. All of these factors have contributed significantly to net income in recent years.

Changes in Accounting Methods
     At December 31, 1993, the Corporation elected to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 115. This deals with the accounting for certain debt and equity securities. Stockholders' equity includes the impact of this accounting standard. During the first quarter of 1993, the Corporation adopted the provisions of SFAS No. 109, Accounting for Income Taxes. Net income in 1993 includes the cumulative impact of this change in accounting standard. Effective January 1, 1995, the Corporation will adopt SFAS No. 114, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan. The affect on the Corporation of the adoption of these accounting standards will not be material.

RESULTS OF OPERATIONS
1994 versus 1993

     Record assets and earnings characterized 1994. Loans increased 10.7 percent, or $27,771,000, to $287,956,000 at year-end 1994. Total deposits increased 7.2 percent, or $26,708,000, to $396,740,000 at December 31, 1994,
while deposits and securities sold under agreement to repurchase increased 9.8 percent, or $39,086,000, to $438,490,000. Net income totaled $5,126,000, surpassing 1993 results by 21.0 percent. On an average daily basis, gross earning assets increased by 22.1 percent and total deposits and purchased funds increased by 22.9 percent. The Prime Bank offices added in late 1993 account for approximately two-thirds of this average daily earning asset growth.
     Total interest income increased 21.9 percent, or $6,048,000 to $33,655,000 for the year ended December 31, 1994. The 22.1 percent growth in average daily earning assets was solely responsible for this increase, as the overall tax equivalent yield of 7.70 percent on average earning assets in 1994 was unchanged from 1993.
     Nonearning assets of the Corporation include non-accrual loans and investments, other real estate, and repossessions, and amounted to $815,000, $2,379,000 and $3,132,000 as of December 31, 1994, 1993 and 1992, respectively.
There was one $18,000 nonaccrual loan at year-end 1994.
     Interest expense totaled $14,887,000 in 1994, a 23.8 percent, or $2,865,000 increase over 1993. Average daily deposits and purchased funds increased by 22.9 percent in 1994, and rising interest rates during the year increased the average rate paid on interest bearing liabilities by 3 basis points to 3.44 percent for the year. As interest rates rose during 1994, Bank customers have returned to fixed rate certificates of deposit. This shift in mix modestly increased the Bank's overall cost of funds during 1994.
     Net interest income increased 20.4 percent, or $3,183,000, to $18,768,000 in 1994, from $15,585,000 in 1993. Net interest income as a percentage of average earning assets was 4.41 percent in 1994. This represents an 8 basis point decline from 4.49 percent in 1993. This reduction is due in equal measure to the modest increase in the cost of funds and a lower level of loan fees. The Corporation expects net interest income growth to be comparable to the growth of earning assets in 1995.
     As indicated in Notes 1 and 4 to the Consolidated Financial Statements, management maintains the allowance for loan losses at an appropriate level given many different factors. The December 31, 1994, allowance for loan losses of $4,866,000 is believed by management to be adequate to absorb all potential inherent risk applicable to the classification of loans as loss, doubtful, substandard or special mention. This allowance does not represent or result from trends that will materially adversely impact future operating results, liquidity or capital resources. Net interest income after provision for loan losses increased 21.5 percent, or $3,178,000, to $17,973,000 in 1994, from $14,795,000 in 1993.
     Trust income and service charges on deposit accounts, two large components of noninterest income, increased 16.9 percent, or $388,000 to $2,687,000 in 1994, from $2,299,000 in 1993. Trust income totaled $609,000, an increase of
16.2 percent from 1993. This reflects increased corporate trust business. Service charges on deposit accounts increased by 17.1 percent, to $2,078,000 in 1994, reflecting the growth in individual and corporate deposit accounts paying fees. Other income increased $898,000 to $1,412,000 in 1994. A portion of this growth reflects the reversal of certain other real estate valuation allowances totaling $404,000 that were related to two large loans. These situations were resolved in 1994 and the reserves were no longer necessary. Other components of other income such as wire transfer fees, credit card fees and mortgage service fees increased 15.0 percent in 1994.
     The Corporation continues its program of originating and selling real estate mortgages in the secondary market. During the course of 1994, the Bank sold approximately $8,800,000 of mortgages through the FHLMC Gold program. Gains on the sale of these loans totaled $177,000, a decrease of $499,000 over 1993. This decrease represents the higher rate environment that substantially reduced the level of home refinancing during the year.
     Net investment securities losses totaled $(7,000) in 1994, as compared to net investment security gains of $175,000 in 1993. The ALCO committee reviews the portfolio monthly and makes investment decisions based upon the projected balance sheet needs. During 1994, there were no securities sold from either the AFS or HTM portfolios. The small security losses experienced during 1994 were the result of several partial calls on zero coupon bonds. It is difficult to predict the level of future sales of securities.
     Salaries and employee benefit costs increased 16.7 percent in 1994, to $7,278,000 from $6,236,000. This increase reflects an 10.8 percent increase in full-time equivalent employees (FTE) in 1994, to 278, and normal annual salary increases. This increase in FTE relates to the full year impact of the offices added in Noble county in late 1993 and the two new offices added in 1994. There has also been an increase in fringe benefit costs and indirect payroll costs, as some of these programs reflect corporate performance that has been at record levels.
     Another component of other expense that is growing due to expansion is net occupancy expense of premises and equipment costs. These expenses totaled $2,058,000 in 1994, an increase of 15.9 percent over 1993. Again, the additional offices added in 1994, as well as, a full year of expense on the offices added in Elkhart and Noble counties in 1993 contributed to this increase.
     As indicated in Note 10 to the Consolidated Financial Statements, all major components of other expense contributed to the 8.9 percent, or $390,000 increase to $4,756,000 for 1994, from $4,366,000 in 1993. Regulatory and FDIC insurance premiums are the largest component of other expense, totaling $904,000 in 1994. This is an increase of $121,000, or 15.5 percent from 1993. This increase reflects the overall growth in deposits. Data processing and supplies are the second largest component of other expense, totaling $766,000 in 1994. This represents a decrease of 11.9 percent, or $104,000 from 1993. Included in the 1993 amount were certain non-recurring expenses related to the acquisition of the branches of Prime Bank.
     As a result of all of these factors, income before income tax and cumulative effect of change in accounting principle totaled $8,150,000, an increase of 34.0 percent, or $2,069,000 from the $6,081,000 reported in 1993. Income before cumulative change in accounting principle was $5,126,000, an increase of 31.1 percent, or $1,216,000 over 1993. In the first quarter of 1993, the Corporation applied the provisions of SFAS No. 109, Accounting for Income Taxes. Included in 1993 income is the cumulative adjustment of $325,000 to apply this new accounting method. Net income totaled $5,126,000 in 1994, an increase of 21.0 percent, or $891,000, from $4,235,000 in 1993. On a per share basis, income before cumulative change in accounting principle was $3.56 in 1994, as compared to $2.72 in 1993. Also on a per share basis, net income was $3.56 in 1994, as compared to $2.94 in 1993. Net income of $5,126,000 represents a 18.8 percent return on January 1, 1994, stockholders' equity (excluding the equity adjustment related to SFAS No. 115), and a 1.10 percent return on average daily assets.

RESULTS OF OPERATIONS
1993 VERSUS 1992

     Record breaking growth and earnings characterized 1993. Loans increased
11.1 percent, or $25,983,000, to $260,185,000 at year-end 1993. Total deposits increased 30.2 percent, or $85,724,000, to $370,032,000 at December 31,1993,
while deposits and securities sold under agreement to repurchase increased 26.6 percent, or $84,038,000, to $399,404,000. Net income totaled $4,235,000, surpassing 1992 results by 26.1 percent. On an average daily basis, gross earning assets increased by 9.2 percent and total deposits and purchased funds increased by 9.4 percent. Without the acquisition of the Prime Bank offices, growth in average daily gross earning assets would have been approximately 7.4 percent.
     Total interest income decreased .3 percent, or $76,000 to $27,607,000 for the year ended December 31, 1993. The 9.2 percent growth in average daily earning assets was more than offset by the decline in the overall yield of earning assets in 1993. The decline in average daily tax equivalent yields was 91 basis points. This decrease resulted from the reinvestment of cash flow in lower yielding assets as rates remained at historically low levels in 1993, and from the assumption of the deposits of Prime Bank, a portion of which were invested in lower yielding short-term investments.
     Nonearning assets of the Corporation include nonaccrual loans and investments, other real estate, in substance foreclosure accounts and repossessions, and amounted to $2,379,000, $3,132,000 and $2,731,000 as of December 31, 1993, 1992 and 1991, respectively. There were no nonaccrual loans at year-end 1993.
     The slight decline in interest income was more than offset by the decline in interest expense. Interest expense totaled $12,022,000 in 1993, an 11.7 percent, or $1,600,000 decrease from $13,622,000 experienced in 1992. Average daily deposits and purchased funds increased by 9.4 percent in 1993, but the decline in interest rates more than offset this growth. During 1993, the Bank's interest expense decreased for a variety of reasons. To the extent that customers renewed or purchased time deposits in 1993, these funds were generally at lower rates than the time deposits that matured. The low rate environment also encouraged the growth of transaction accounts as Bank customers were hesitant to extend the maturities of their deposits. Transaction accounts are generally the lowest cost sources of funds for the Bank since they earn rates at the lowest end of the yield curve. Finally, the Bank benefited from the growth in demand deposit accounts that are interest free. These last two reasons for the decline in interest expense are temporary, as they are customer driven by the low rate environment. The Bank expects that as rates increase, these funds will at some point return to time deposits thus increasing interest expense to a greater degree than if these funds stayed strictly in transaction accounts.
     Net interest income increased 10.8 percent, or $1,524,000, to $15,585,000 in 1993, from $14,061,000 in 1992. Net interest income as a percent of average earning assets was 4.48 percent in 1993. Management anticipates that this percentage will decline somewhat in 1994. Two factors will contribute to this: the loan-to-deposit ratio will be lower in 1994, as it will take time to generate loan volume to employ the deposits assumed from Prime Bank, and the cost of funds has probably reached its low point in this economic cycle. In dollar terms, the Bank expects to generate a reasonable increase in net interest income in 1994, as the Bank anticipates earning on an average asset base approximately 20 percent larger than in 1993.
     As indicated in Notes 1 and 4 to the Consolidated Financial Statements, the allowance for loan losses is maintained at a level deemed appropriate by management. The December 31, 1993, allowance for loan losses of $4,010,000 is believed by management to be adequate to absorb all potential inherent risk applicable to the classification of loans as loss, doubtful, substandard or special mention. It does not represent or result from trends that will materially adversely impact future operating results, liquidity or capital resources. Net interest income after provision for loan losses increased 16.3 percent, or $2,074,000, to $14,795,000 in 1993, from $12,721,000 in 1992.
     Trust income and service charges on deposit accounts, two large components of noninterest income, increased 16.9 percent, or $333,000 to $2,299,000 in 1993, from $1,966,000 in 1992. Trust income totaled $524,000, an increase of
24.8 percent, from 1992. This reflects increased business in corporate trust accounts such as employee benefit plans. As reported last year, it is a major long-term strategy to increase these recurring sources of trust income in order to provide for a stable and growing source of noninterest income. Service charges of deposit accounts increased by 14.8 percent, to $1,775,000 in 1993, reflecting the growth in individual and corporate deposit accounts paying fees, and adjustments made to the fee schedules in 1992 and 1993. Other income declined $255,000 to $514,000 in 1993. The 1993 results reflect the net write-down of the carrying value of other real estate totaling $262,000. Other components of other income such as wire transfer fees, mortgage service fees and mortgage loan fees increased 12.0 percent in 1993.
     The Bank instituted a formal policy for the origination and sale of real estate mortgages in the secondary market in 1993. During the course of the year, the Bank sold mortgage loans totaling approximately $19,700,000 through the FHLMC Gold program. Gains on the sale of these loans totaled $676,000, an increase of $500,000 over 1992. This increase represents a full year of sales and the high level of home refinancing during the year due to the low interest rate environment.
     Net investment securities gains totaled $175,000 in 1993, as compared to $323,000 in 1992. The ALCO committee reviews the portfolio monthly and makes investment decisions based upon the projected balance sheet needs. During 1993, investment activity included the sale of selected securities in anticipation of SFAS No. 115, and the anticipation that certain adjustable rate securities tied to the 11th District Cost of Funds (COFI) would not perform well under the anticipated rate environment.
     Salaries and employee benefit costs increased 17.3 percent in 1993, to $6,236,000 from $5,318,000. This increase reflects a 15.7 percent increase in full-time equivalent employees (FTE) in 1993, to 251, and normal annual salary increases. The increase in FTE relates to the addition of the two acquired offices in Noble county and the new Elkhart location. There has also been an increase in fringe benefit costs and indirect payroll costs, as some of these programs depend on corporate performance that has been running at record levels.
     Another component of other expense that is growing due to expansion is net occupancy expense and equipment costs. These expenses totaled $1,776,000 in 1993, an increase of 10.0 percent over 1992. Again, the additional office in Elkhart, the new drive-up in Akron and the Noble county locations contributed to this increase. The full impact of these expenses will be reflected in 1994, since these additions occurred late in 1993.
     As indicated in Note 10 to the Consolidated Financial Statements, all major components of other expense contributed to the 12.0 percent, or $467,000 increase to $4,366,000 for 1993, from $3,899,000 in 1992. Data processing and supplies are the largest component of other expense, totaling $873,000 in 1993. This represents an increase of 25.8 percent, or $179,000 from 1992. Included in this amount are certain non-recurring expenses related to the acquisition of the offices of Prime Bank. Regulatory and FDIC insurance premiums are the second largest component of other expense, totaling $783,000 in 1993. This is an increase of $68,000, or 9.5 percent from 1992. This increase reflects the overall growth in deposits, as there was no change in the Bank's FDIC insurance rate during 1993.
     As a result of all of these factors, income before income tax and cumulative effect of change in accounting principle totaled $6,081,000, an increase of 18.7 percent, or $960,000 from $5,121,000 reported in 1992. Income before cumulative change in accounting principle was $3,910,000, an increase of
16.4 percent, or $551,000 over 1992. In the first quarter of 1993, the Corporation applied the provisions of SFAS No. 109, Accounting for Income Taxes. Included in 1993 net income is the cumulative adjustment of $325,000 to apply this new accounting method. Net income totaled $4,235,000 in 1993, an increase of 26.1 percent, or $876,000, from $3,359,000 in 1992. On a per share basis, income before cumulative change in accounting principle was $2.72 in 1993, as compared to $2.34 in 1992. Also on a per share basis, net income was $2.94 in 1993, as compared to $2.34 in 1992. Net income of $4,235,000 represents a 17.8 percent return on January 1, 1993 stockholders' equity, and a 1.11 percent return on average daily assets.

TABLE 1 - REPRICING OPPORTUNITIES (In Thousands)
     The table below illustrates the funding gaps for selected maturity periods as of December 31, 1994. Repricing opportunities for fixed rate loans and mortgage-backed securities are based upon anticipated prepayment speeds. Demand deposit accounts and savings accounts are classified as having maturities beyond twenty-four months. The effect of the current rate sensitivity position is to make the Corporation's earnings slightly vulnerable to rising rates.

                                                                                               Repricing or Maturing Within
                                                                                         ---------------------------------------
                                                                                            Six          Twelve      Twenty-four
                                                                                           Months        Months         Months
                                                                                         -----------   -----------   -----------
 Rate Sensitive Assets:
 Overnight Investments                                                                        $2,841        $2,841        $2,841
 Loans                                                                                       190,199       212,788       240,427
 Securities                                                                                   16,026        18,697        40,024
                                                                                         -----------   -----------   -----------
      Total                                                                                  209,066       234,326       283,292
                                                                                         -----------   -----------   -----------
 Rate Sensitive Liabilities:
 Deposits                                                                                    189,963       225,689       264,824
 Borrowings                                                                                   39,190        45,353        55,434
                                                                                         -----------   -----------   -----------
      Total                                                                                  229,153       271,042       320,258
                                                                                         -----------   -----------   -----------

 Rate sensitive assets under rate sensitive liabilities                                     ($20,087)     ($36,716)     ($36,966)
                                                                                         ===========   ===========   ===========

 Rate sensitive assets under rate sensitive liabilities
    as a percent of total assets                                                                (4.0)%        (7.4)%        (7.4)%
                                                                                         ===========   ===========   ===========

 TABLE 2 - CAPITAL RATIOS
     Regulatory agencies specifically exclude the equity adjustment associated with SFAS No. 115 from the calculation of capital adequacy. The following table presents the Bank's current capital adequacy ratios, as well as the FDIC defined levels to be considered well-capitalized" and the Bank's current excess capital position in relation to these "well-capitalized" levels.

                                                                                                 Regulatory Capital Ratio
                                                                                         ---------------------------------------
                                                                                         December 31,    Well-         Excess
                                                                                            1994       Capitalized     Capital
                                                                                         -----------   -----------   -----------
Ratio

 Tier I leverage                                                                                6.27%         5.00%   $6,351,000

 Tier I risk based                                                                             10.07%         6.00%  $12,709,000

 Tier II risk based                                                                            11.33%        10.00%   $4,136,000