Form 10-K, Exhibit 13
period 1995-12-31
LAKELAND FINANCIAL CORP
filed 1996-03-14
CIK 721994

ANNUAL MEETING

     The annual meeting of the shareholders of Lakeland Financial Corporation will be held at noon, April 9, 1996, at the Shrine Building, Kosciusko County Fair Grounds, Warsaw, Indiana. As of December 31, 1995, there were 870 shareholders.



SPECIAL NOTICE: FORM 10-K AVAILABLE

     The Corporation will provide without charge to each shareholder, Lakeland Financial Corporation's Annual Report on Form 10-K, including financial statements and schedules thereto required to be filed with the Securities and Exchange Commission for the Corporation's most recent fiscal year upon written request of Mr. Terry M. White, Secretary and Treasurer, P.O. Box 1387, Warsaw, Indiana 46581-1387. The Form 10-K and related exhibits are also available on the Internet at http://www.sec.gov.



REGISTRAR AND TRANSFER AGENT

      Lake City Bank
      Trust Department
      P.O. Box 1387
      Warsaw, Indiana 46581-1387

PRESIDENT'S LETTER

     Your corporation earned $5,645,000, or $3.92 per share in 1995. This is a 10 percent increase over 1994, when we reported earnings of $5,126,000, or $3.56 per share. This is the eighth consecutive year of increased earnings.

     One of the keys to increasing earnings is growth. Total assets grew $71,616,000, or 14 percent, to end the year at $568,579,000. This increase reflects an on-going geographical expansion and continued growth throughout the markets the Corporation has traditionally served. These assets were funded by a record level of deposits and repurchase agreements. Each office offers a wide variety of deposit products and repurchase agreements to provide core funding for loan demand. During 1995, total deposits and repurchase agreements grew $51,595,000, or 12 percent to end the year at $490,085,000. Loan demand continued strong in 1995, as loans grew $39,661,000, or about 14 percent, to finish the year at $327,617,000.

[Picture of R. Douglas Grant - President, Lakeland Financial Corporation]

     Another important component of profitability is growth in net interest income. This fundamental measure of performance is the difference between the interest earned on our assets and the interest paid on our liabilities. As with most financial institutions, intense competition and the interest rate environment in 1995, resulted in a reduced interest spread during the year. However, this reduced spread was more than offset by our strong asset growth. As a result, net interest income in 1995 rose $1,669,000, or 9 percent, to $20,437,000. We are also pleased that asset quality remains excellent. Deteriorating asset quality reduces the earnings of the Corporation by creating nonearning assets, and necessitating a larger provision for loan losses. The quality of your Corporation's assets allowed for a $675,000 reduction in the provision for loan losses, to $120,000 in 1995.

     Noninterest income in 1995 increased $367,000, or about 9 percent, to end the year at $4,636,000. Recurring noninterest fees such as Trust, service charges on deposit accounts, mortgage servicing, loan and insurance fees all contributed to this increase. Noninterest income was also enhanced by security gains of $315,000 during the year. Noninterest expense increased $2,152,000, or 15 percent, to finish 1995 at $16,244,000. This increase reflects the ordinary expenses associated with the new offices added in late 1994 and throughout 1995. It also reflects the Corporation's continuing commitment to offer high quality customer service by implementing the most current banking technology.

     The Corporation's stock price reflects our strong financial performance. At year-end 1995, the Corporation's stock was being bought for about $41.50 per share. This represents a 20 percent increase during 1995. Higher earnings enabled your Board of Directors to authorize an increase in the cash dividend during 1995. The annual dividend rate is now $.80 per share, an 18 percent increase.

     Trust income increased by 16 percent in 1995. Customer interest in our Trust services continues strong, particularly for retirement and estate planning. Our six "BANNER" Investment Portfolios performed exceptionally in 1995, reflecting their investments in high quality stocks and bonds. We continue to experience keen interest from our commercial customers for our 40l(k) product and have seen significant growth in the number of plans we manage.

     [ Picture of Directors Phillip G. Spear, Terry L. Tucker, Anna K. Duffin, Richard L. Pletcher and Jerry L. Helvey]

     In late 1994 the Corporation opened its first branch office in LaGrange County, in the town of Shipshewana. Expansion into LaGrange County is both a natural extension of the Corporation's market area to the east of Elkhart County, and is necessary if the Corporation is to capitalize on the expectation that LaGrange County will be one of the fastest growing counties in Indiana over the next few years. In 1995, the Corporation had the opportunity to acquire another location. After careful review and negotiation, your Corporation purchased for cash, the outstanding shares of Gateway Bank, a $20 million bank located in LaGrange, Indiana. The Gateway Bank was merged into Lake City Bank on July 15, 1995, and now operates as a branch office. This location extends our market coverage to the east of our office in Shipshewana, and gives us market coverage in the two primary towns in the county. The assets acquired in this transaction included about $9 million of loans and $10 million of securities. The loans were mostly real estate. The Corporation also acquired approximately $18 million of deposits. These funds were primarily time deposits. Although this acquisition is small in relation to the overall size of our Corporation, the deposits we acquired represent about 6% of the LaGrange County market. These two locations will provide the necessary market presence to capitalize on the expected economic growth in this county in the coming years, and will have a positive impact on your Corporation's earnings.

     We opened new offices in Middlebury, Concord and Rochester. The previously announced Kendallville office will open this spring. Current plans call for an expansion of the Elkhart office on Beardsley Avenue as well as the construction of a third full service Elkhart office located at Hubbard Hill. This brings our total to 31 full service offices throughout Northeast Indiana. Twenty-one of these locations have 24 Hour Tellers that permit customer access to their accounts around the clock. The convenience of Lake City Bank locations staffed with well known local people supported by the latest technology enables your bank to provide full service competitively while remaining small enough to keep the local personal touch.

     [Picture of Directors G. L. White, Eddie Creighton, J. Alan Morgan, L. Craig Fulmer, Joseph P. Prout and Dr. Homer A. Kent]

     Technology trends in the industry are continuously monitored as we carefully choose to add those services that will enhance our existing product line while offering the greatest opportunity for increased income and growth. We strive to remain competitive and to deliver our services in the most efficient way in an ever changing marketplace.

     In January 1995 we provided customers with an improved bank statement. Simultaneously, we introduced check "imaging" as a way to reduce the bulky storage of checks for customers while still providing all the necessary information. The imaging system has enabled us to simplify our research process and provide customers with information on their accounts more quickly. In 1996, imaging will be used to further simplify and update our check processing, making our daily operations more efficient.

     The 24 Hour Visa Check Card was added as an enhancement to our checking account products. It enables a customer to pay for goods and services from their checking account without writing a check anywhere Visa is accepted. This product has been popular with our customers. There is no charge to the customer to have or use the card. It is a new source of revenue to the bank via the interchange income from Visa. Everyone wins with a 24 Hour Visa Check Card!

     In the fall, our new Telephone Banking service was introduced. Through Telephone Banking a customer can check balances, inquire on cleared checks, transfer funds, stop payment on a check, access a line of credit, check the status of a loan, or any of a variety of other banking activities at any time. And all this from the convenience of the home, office or virtually anywhere there is a telephone. A special Voice Recognition feature allows customers with rotary telephones to enjoy the benefits of this new service by speaking directly to the service.

     In 1996, we look forward to adding an electronic bill payment service. This will enable a customer to pay their bills without writing a check through either the Telephone Banking service or by personal computer. We are also developing a product to provide other home and business banking services via the personal computer.

     We are committed to the communities in which we live. Lake City Bank and Creighton Brothers co-host the annual Egg Breakfast, which celebrates the important egg industry in our area. The annual Harvest Breakfast with Amish Acres in Elkhart County is an equally popular occasion. Both are attended by hundreds of our customers and friends. The Bank also honors our valued, retired friends with a Valentine party each year. A Leading Ladies Luncheon, fashioned for our female customers is a dynamic, innovative and popular event. It provides an opportunity for guests to interact and to benefit from the economic expertise of the guest speaker.

     Lake City Bank hosted two Economic Briefings in 1995. Christopher Chocola, President, Choretime-Brock, Inc., and Wes Stouder, President, Penguin Point Franchise Systems were the local speakers for the Spring and Fall briefings, respectively, which also included a panel of distinguished economists from Indiana University. Business leaders have expressed their appreciation of these economic forecast briefings.

     The Lake City Bank has been a successful locally owned and operated financial institution for 124 years. We have about 870 shareholders, most of whom have connections with this area. We have remained independent because of the strong contribution from our employees in satisfying local customers' needs. We have built a strong partnership with our customers. Through convenient locations, local personal touch, and innovative technology, we have resisted the mega-bank impersonal approach to franchise banking. We look forward to future opportunities.


                                                       R. Douglas Grant
                                                       President

SELECTED FINANCIAL DATA (in thousands except for share and per share data)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                    1995          1994          1993          1992          1991
                                                                -----------   -----------   -----------   -----------   -----------

Interest income                                                 $    42,079   $    33,655   $    27,607   $    27,683   $    28,245

Interest expense                                                     21,642        14,887        12,022        13,622        16,408
                                                                -----------   -----------   -----------   -----------   -----------

Net interest income                                                  20,437        18,768        15,585        14,061        11,837

Provision for loan losses                                               120           795           790         1,340         1,970
                                                                -----------   -----------   -----------   -----------   -----------

Net interest income after provision
  for loan losses                                                    20,317        17,973        14,795        12,721         9,867
Other noninterest income                                              4,162         4,099         2,813         2,735         1,866
Net gains on sale of real estate
  mortgages held-for-sale                                               159           177           676           176           174
Net trading gains (losses)                                                0             0             0            (2)           36
Net securities gains (losses)                                           315            (7)          175           323         1,283
Noninterest expense                                                 (16,244)      (14,092)      (12,378)      (10,832)       (9,238)
                                                                -----------   -----------   -----------   -----------   -----------

Income before income tax expense and cumulative
  effect of change in accounting principle                            8,709         8,150         6,081         5,121         3,988
Income tax expense                                                    3,064         3,024         2,171         1,762         1,281
                                                                -----------   -----------   -----------   -----------   -----------

Income before cumulative effect of change
  in accounting principle                                             5,645         5,126         3,910         3,359         2,707
Cumulative effect of adopting SFAS No. 109                                0             0           325             0             0
                                                                -----------   -----------   -----------   -----------   -----------

Net income                                                      $     5,645   $     5,126   $     4,235   $     3,359   $     2,707
                                                                ===========   ===========   ===========   ===========   ===========

Average shares outstanding*                                       1,438,496     1,438,496     1,438,496     1,438,496     1,438,496
                                                                ===========   ===========   ===========   ===========   ===========

Per average common share outstanding:*
  Income before cumulative effect of change
  in accounting principle                                       $      3.92   $      3.56   $      2.72   $      2.34   $      1.88
                                                                ===========   ===========   ===========   ===========   ===========

Net income                                                      $      3.92   $      3.56   $      2.94   $      2.34   $      1.88
                                                                ===========   ===========   ===========   ===========   ===========

Cash dividends declared                                         $      0.74   $      0.59   $      0.50   $      0.42   $      0.37
                                                                ===========   ===========   ===========   ===========   ===========


Balances at December 31:

  Total assets                                                  $   568,579   $   496,963   $   449,954   $   362,497   $   339,458
                                                                ===========   ===========   ===========   ===========   ===========

  Total deposits                                                $   431,934   $   396,740   $   370,032   $   284,308   $   265,524
                                                                ===========   ===========   ===========   ===========   ===========

  Long-term debt                                                $    17,432   $    17,432   $     9,300   $     8,000   $         0
                                                                ===========   ===========   ===========   ===========   ===========

  Total stockholders' equity                                    $    36,754   $    29,889   $    27,912   $    23,750   $    20,991
                                                                ===========   ===========   ===========   ===========   ===========

  * Adjusted for a 10 percent stock dividend July 31, 1992.

SELECTED QUARTERLY DATA (in thousands except for per share data) (unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      1995
                                                                              -----------------------------------------------------
                                                                               Quarter 4     Quarter 3     Quarter 2     Quarter 1
                                                                              -----------   -----------   -----------   -----------
Interest income                                                               $    11,138   $    10,961   $    10,289   $     9,691
Interest expense                                                                    5,796         5,805         5,232         4,809
                                                                              -----------   -----------   -----------   -----------
Net interest income                                                                 5,342         5,156         5,057         4,882

Provision for loan losses                                                              30            30            30            30

Noninterest income                                                                  1,420         1,144         1,055         1,017
Noninterest expense                                                                 4,315         4,016         4,087         3,826
Income tax expense                                                                    865           814           648           737
                                                                              -----------   -----------   -----------   -----------
Net income                                                                    $     1,552   $     1,440   $     1,347   $     1,306
                                                                              ===========   ===========   ===========   ===========
Net income per common share                                                   $      1.08   $      1.00   $      0.93   $      0.91
                                                                              ===========   ===========   ===========   ===========

                                                                                                       1994
                                                                              -----------------------------------------------------
                                                                               Quarter 4     Quarter 3     Quarter 2     Quarter 1
                                                                              -----------   -----------   -----------   -----------
Interest income                                                               $     9,192   $     8,647   $     8,099   $     7,717
Interest expense                                                                    4,220         3,920         3,471         3,276
                                                                              -----------   -----------   -----------   -----------
Net interest income                                                                 4,972         4,727         4,628         4,441

Provision for loan losses                                                             180           270            75           270

Noninterest income                                                                    911           969         1,050         1,339
Noninterest expense                                                                 3,926         3,450         3,445         3,271
Income tax expense                                                                    653           724           813           834
                                                                              -----------   -----------   -----------   -----------
Net income                                                                    $     1,124   $     1,252   $     1,345   $     1,405
                                                                              ===========   ===========   ===========   ===========
Net income per common share                                                   $      0.78   $      0.87   $      0.93   $      0.98
                                                                              ===========   ===========   ===========   ===========

STOCK AND DIVIDEND INFORMATION

     The following companies have reported to the Corporation the bid-ask prices for the common stock of Lakeland Financial Corporation as set forth in the table below.

     Roney & Company, P.O. Box 130, Elkhart, Indiana, 46515, 1-800-43-Roney McDonald and Company Securities, Inc., 214 South Main Street, Elkhart, Indiana, 46516, 219-294-2526
     Edward D. Jones & Co., P.O. Box 1097, Warsaw, Indiana, 46581,
     1-800-441-2914

     Such bid-ask prices are not a definite indication that sales transactions occurred at these prices or that sales transactions did not occur outside of these prices. The trading volume of the Corporation's stock continues to be limited; as a result, these quotations do not necessarily reflect the price at which the Corporation's stock would trade in a more active market.

                                                                            Quarter 4      Quarter 3      Quarter 2      Quarter 1
                                                                          ------------   ------------   ------------   ------------
Trading Range (per share):
    1995 -  Bid                                                           $      39.50   $      36.00   $      34.00   $      33.00
            Ask                                                                  41.50          39.50          37.50          35.50

    1994 -  Bid                                                           $      32.50   $      31.00   $      29.50   $      26.00
            Ask                                                                  34.50          32.50          31.50          29.00

Dividends Declared (per share):
    1995                                                                  $       0.20   $       0.20   $       0.17   $       0.17
    1994                                                                          0.17           0.14           0.14           0.14

CONSOLIDATED BALANCE SHEETS (in thousands)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 December 31
                                                                                                          -------------------------
                                                                                                             1995           1994
                                                                                                          -----------   -----------
ASSETS
Cash and due from banks                                                                                   $    26,185   $    21,346
Short-term investments                                                                                            710         2,801
                                                                                                          -----------   -----------
  Total cash and cash equivalents                                                                              26,895        24,147

Securities available-for-sale (Note 3) (carried at fair value)                                                 82,120        57,876
Securities held-to-maturity (Note 3) (fair value of $115,328 at 1995
  and $103,723 at 1994)                                                                                       113,888       110,152
Real estate mortgages held-for-sale                                                                               145           175

Total loans (Note 4)                                                                                          327,617       287,956
Less allowance for loan losses (Note 5)                                                                         5,472         4,866
                                                                                                          -----------   -----------
  Net loans                                                                                                   322,145       283,090

Land, premises and equipment, net (Note 6)                                                                     13,736        11,295
Accrued income receivable                                                                                       4,003         3,464
Other assets                                                                                                    5,647         6,764
                                                                                                          -----------   -----------
  Total assets                                                                                            $   568,579   $   496,963
                                                                                                          ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Noninterest bearing deposits                                                                              $    67,856   $    62,830
Interest bearing deposits (Note 7)                                                                            364,078       333,910
                                                                                                          -----------   -----------
  Total deposits                                                                                              431,934       396,740

Short-term borrowings
  Federal funds purchased                                                                                      17,100         4,000
  Securities sold under agreements to repurchase (Note 8)                                                      58,151        41,750
  U.S. Treasury demand notes                                                                                    1,880         2,573
                                                                                                          -----------   -----------
    Total short-term borrowings                                                                                77,131        48,323

Accrued expenses payable                                                                                        4,481         3,280
Other liabilities                                                                                                 847         1,299
Long-term debt (Note 9)                                                                                        17,432        17,432
                                                                                                          -----------   -----------
  Total liabilities                                                                                           531,825       467,074

Commitments, off-balance sheet risks and contingencies (Note 15)

STOCKHOLDERS' EQUITY
Common stock: $1.00 stated value, 2,750,000 shares authorized, 1,438,496
  shares outstanding as of December 31, 1995 and 1994 (Note 1)                                                  1,438         1,438
Additional paid-in capital (Note 1)                                                                             7,827         7,827
Retained earnings                                                                                              26,858        22,279
Unrealized net gain (loss) on securities available-for-sale (Note 1)                                              631        (1,655)
                                                                                                          -----------   -----------
  Total stockholders' equity                                                                                   36,754        29,889
                                                                                                          -----------   -----------
    Total liabilities and stockholders' equity                                                            $   568,579   $   496,963
                                                                                                          ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (in thousands except for share data)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Years Ended December 31
                                                                                         ------------------------------------------
                                                                                             1995           1994           1993
                                                                                         ------------   ------------   ------------
NET INTEREST INCOME
Interest and fees on loans
  Taxable                                                                                $     29,859   $     23,658   $     19,946
  Tax exempt                                                                                      257            273            371
Interest and dividends on securities
  Taxable                                                                                      10,723          8,842          6,459
  Tax exempt                                                                                    1,038            727            644
Interest on short-term investments                                                                202            155            185
Interest on trading account securities                                                              0              0             2
                                                                                         -------------  ------------   ------------
  Total interest income                                                                        42,079         33,655         27,607

Interest on deposits                                                                           16,847         12,108         10,101
Interest on borrowings                                                                          4,795          2,779          1,921
                                                                                         ------------   ------------   ------------
  Total interest expense                                                                       21,642         14,887         12,022

NET INTEREST INCOME                                                                            20,437         18,768         15,585

Provision for loan losses (Note 5)                                                                120            795            790
                                                                                         ------------   ------------   ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                            20,317         17,973         14,795

NONINTEREST INCOME
Trust income                                                                                      709            609            524
Service charges on deposits                                                                     2,262          2,078          1,775
Other income                                                                                    1,191          1,412            514
Net gains on the sale of real estate mortgages held-for-sale                                      159            177            676
Net securities gains (losses) (Note 3)                                                            315             (7)           175
                                                                                         ------------   ------------   ------------
  Total noninterest income                                                                      4,636          4,269          3,664

NONINTEREST EXPENSE
Salaries and employee benefits (Note 10)                                                        8,521          7,278          6,236
Net occupancy expense                                                                           1,229          1,057            996
Equipment costs                                                                                 1,375          1,001            780
Other expense (Note 11)                                                                         5,119          4,756          4,366
                                                                                         ------------   ------------   ------------
  Total noninterest expense                                                                    16,244         14,092         12,378
                                                                                         ------------   ------------   ------------

Income before income tax expense and cumulative effect
  of change in accounting principle                                                             8,709          8,150          6,081

Income tax expense (Note 12)                                                                    3,064          3,024          2,171
                                                                                         ------------   ------------   ------------
Income before cumulative effect of change in accounting principle                               5,645          5,126          3,910

Cumulative effect of adopting SFAS No. 109 (Notes 1 and 12)                                         0              0            325
                                                                                         ------------   ------------   ------------
NET INCOME                                                                               $      5,645   $      5,126   $      4,235
                                                                                         ============   ============   ============

AVERAGE COMMON SHARES OUTSTANDING (Note 1)                                                  1,438,496      1,438,496      1,438,496
                                                                                         ============   ============   ============

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE PER COMMON SHARE (Notes 1 and 12)                                            $       3.92   $       3.56   $       2.72
                                                                                         ============   ============   ============

CUMULATIVE EFFECT OF ADOPTING SFAS No. 109
  PER COMMON SHARE (Notes 1 and 12)                                                      $       0.00   $       0.00   $       0.22
                                                                                         ============   ============   ============

NET INCOME PER COMMON SHARE (Note 1)                                                     $       3.92   $       3.56   $       2.94
                                                                                         ============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (in thousands except for share data)
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                 Unrealized
                                                                                                Net Gain (Loss)
                                              Common Stock          Additional                   on Securities        Total
                                       --------------------------     Paid-in      Retained        Available-     Stockholders'
                                          Shares        Amount        Capital      Earnings         for-Sale         Equity
                                       ------------  ------------  ------------  ------------  ----------------  --------------
Balances, January 1, 1993                 1,438,496  $      1,438  $      7,827  $     14,485  $              0  $       23,750

Net income for 1993                                                                     4,235                             4,235

Net change in unrealized gain (loss)
  on securities available-for-sale
  (Note 1)                                                                                                  646             646

Cash dividend declared
  ($.50 per share)                                                                       (719)                             (719)
                                       ------------  ------------  ------------  ------------  ----------------  --------------

Balances, December 31, 1993               1,438,496         1,438         7,827        18,001               646          27,912

Net income for 1994                                                                     5,126                             5,126

Net change in unrealized gain (loss)
  on securities available-for-sale
  (Note 1)                                                                                               (2,301)         (2,301)

Cash dividend declared
  ($.59 per share)                                                                       (848)                             (848)
                                       ------------  ------------  ------------  ------------  ----------------  --------------

Balances, December 31, 1994               1,438,496         1,438         7,827        22,279            (1,655)         29,889

Net income for 1995                                                                     5,645                             5,645

Net change in unrealized gain (loss)
  on securities available-for-sale
  (Note 1)                                                                                                2,286           2,286

Cash dividend declared
  ($.74 per share)                                                                     (1,066)                           (1,066)
                                       ------------  ------------  ------------  ------------  ----------------  --------------

Balances, December 31, 1995               1,438,496  $      1,438  $      7,827  $     26,858  $            631  $       36,754
                                       ============  ============  ============  ============  ================  ==============


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Years Ended December 31
                                                                                            ---------------------------------------
                                                                                                1995          1994          1993
                                                                                            -----------   -----------   -----------
Cash flows from operating activities

Net income                                                                                  $     5,645   $     5,126   $     4,235

Adjustments to reconcile net income to
  net cash from operating activities

  Cumulative effect of change in accounting principle                                                 0             0           325
  Depreciation                                                                                    1,209           928           797
  Provision for loan losses                                                                         120           795           790
  Write down of other real estate owned                                                               0             0           262
  Loans originated for sale                                                                     (29,679)       (9,426)      (20,810)
  Net gain on sale of loans                                                                        (159)         (177)         (676)
  Proceeds from sale of loans                                                                    29,868        11,619        23,509
  Net loss on sale of premises and equipment                                                          0             1             6
  Purchases of trading account securities                                                             0             0          (485)
  Proceeds from sales of trading account securities                                                   0             0           487
  Net gain on sale of securities available-for-sale                                                (331)            0           (53)
  Net (gain) loss on calls of securities held-to-maturity                                            16             7          (122)
  Net securities amortization                                                                       180           444           369
  Increase (decrease) in taxes payable                                                             (822)          (15)         (969)
  (Increase) decrease in income receivable                                                         (539)         (606)         (541)
  Increase (decrease) in accrued expenses payable                                                 1,227           340           434
  (Increase) decrease in other assets                                                               411         1,735           (94)
  Increase (decrease) in other liabilities                                                          888          (495)          246
                                                                                            -----------   -----------   -----------
    Total adjustments                                                                             2,389         5,150         3,475
                                                                                            -----------   -----------   -----------
      Net cash from operating activities                                                          8,034        10,276         7,710

Cash flows from investing activities
  Proceeds from sale of securities held-to-maturity                                                   0             0         6,588
  Proceeds from sale of securities available-for-sale                                             7,563             0         1,613
  Proceeds from maturities and calls of securities held-to-maturity                               6,268         8,899        17,683
  Proceeds from maturities and calls of securities available-for-sale                             5,022         6,409         1,123
  Purchases of securities available-for-sale                                                    (20,014)       (9,033)            0
  Purchases of securities held-to-maturity                                                      (22,900)      (19,494)      (84,976)
  Net (increase) decrease in total loans                                                        (39,174)      (27,709)       (8,240)
  Purchases of new premises and equipment                                                        (3,650)       (2,490)       (1,602)
  Net proceeds (payments) from acquisitions (Note 13)                                            (1,380)            0        29,839
                                                                                            -----------   -----------   -----------
      Net cash from investing activities                                                        (68,265)      (43,418)      (37,972)

Cash flows from financing activities
  Net increase in total deposits                                                                 35,194        26,708        37,569
  Proceeds from short-term borrowings                                                           522,102       395,939       327,360
  Payments on short-term borrowings                                                            (493,294)     (385,553)     (332,700)
  Proceeds from long-term borrowings                                                                  0         8,132         1,300
  Dividends paid                                                                                 (1,023)         (806)         (676)
                                                                                            -----------   -----------   -----------
      Net cash from financing activities                                                         62,979        44,420        32,853
                                                                                            -----------   -----------   -----------
Net increase (decrease) in cash and cash equivalents                                              2,748        11,278         2,591
Cash and cash equivalents at beginning of the year                                               24,147        12,869        10,278
                                                                                            -----------   -----------   -----------
Cash and cash equivalents at end of year                                                    $    26,895   $    24,147   $    12,869
                                                                                            ===========   ===========   ===========
Cash paid during the year for:
  Interest                                                                                  $    21,052   $    14,496   $    12,254
                                                                                            ===========   ===========   ===========
  Income taxes                                                                              $     3,116   $     3,038   $     2,490
                                                                                            ===========   ===========   ===========
Securities transferred from held-to-maturity to available-for-sale (Note 1)                 $    12,918   $         0   $         0
                                                                                            ===========   ===========   ===========
Loans transferred to other real estate                                                      $         0   $       107   $       420
                                                                                            ===========   ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Nature of Operations:
     Lakeland Financial Corporation (the Corporation) is a bank holding company as defined in the Bank Holding Company Act of 1956. The Corporation owns all of the outstanding stock of Lake City Bank (the Bank), a full service commercial bank organized under Indiana law, and conducts no business except that incident to its ownership of the Bank. The Bank is headquartered in Warsaw, Indiana, and has 29 branch offices in eight counties in northern Indiana.

Use of Estimates:
     In preparing financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported therein and the disclosures provided. Actual results could differ from these estimates.
     Areas involving the use of management's estimates and assumptions include the allowance for loan losses, the realization of deferred tax assets, fair values of certain securities, the determination and carrying value of impaired loans, the carrying value of loans held-for-sale, the carrying value of other real estate, the determination of other-than-temporary reductions in the fair value of securities, recognition and measurement of loss contingencies, depreciation of premises and equipment, the carrying value and amortization of intangibles, the actuarial present value of pension benefit obligations, and net periodic pension expense and accrued pension costs recognized in the Corporation's financial statements. Estimates that are more susceptible to change in the near term include the allowance for loan losses and the realization of deferred tax assets.

Principles of Consolidation:
     The consolidated financial statements include Lakeland Financial Corporation and its wholly-owned subsidiary, Lake City Bank. All significant intercompany balances and transactions are eliminated in consolidation.

Securities:
     On December 31, 1993, the Corporation elected to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Corporation now classifies securities into held-to-maturity, available-for-sale and trading categories. Held-to-maturity securities are those which the Corporation has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those the Corporation may decide to sell if needed for liquidity, asset-liability management or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses included as a separate component of equity, net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings. Prior to December 31, 1993, securities were reported at amortized cost except for securities held-for-sale, which were reported at the lower of cost or market. This reclassification increased equity by $646,000 at December 31, 1993. Realized gains and losses resulting from the sale of securities are computed by the specific identification method. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings.
     In November 1995, the Financial Accounting Standards Board issued its Special Report 'A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities' (Guide). As permitted by the Guide, on December 4, 1995, the Corporation made a one-time reassessment and transferred securities from the held-to-maturity portfolio to the available-for-sale portfolio. At the date of the transfer, these securities had an amortized cost of $12,918,000 and increased the unrealized gain on securities available-for-sale in stockholders' equity by $446,000, net of tax.

Real Estate Mortgages Held-for-Sale:
     Real estate mortgages classified as held-for-sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains and losses on sales of mortgages are recognized on the settlement date. Gains and losses are determined by the difference between sales proceeds and the carrying value of the mortgages.

Interest Income on Loans:
     Interest is accrued over the loan term based upon the principal balances outstanding. Loans are placed on nonaccrual when interest collection becomes doubtful. Loan fees and related costs are netted and deferred. The deferral is included in loans and recognized in interest income over the loan term on the level yield method.

Concentration of Credit:
     The Bank is a full service bank with headquarters in Warsaw, Indiana with offices in 25 cities and towns located within Kosciusko and contiguous counties. It is estimated that over 98% of all the Bank's commercial, industrial, agri-business and agricultural real estate mortgage, real estate construction mortgage and consumer loans are made within its basic trade area. This area generally lies within a radius of 10 miles or less from any of its existing offices. The loan portfolios are well diversified and are secured to the extent deemed appropriate by management. Mortgage-backed securities are collateralized by mortgages located throughout the United States. Substantially all mortgage-backed securities are insured directly or indirectly by the U. S. Government.

Allowance for Loan Losses:
     The allowance is judgmentally determined by management and is maintained at a level considered adequate to cover losses currently anticipated based on past loss experience, general national and local economic conditions, information about specific borrower situations, including their financial position and collateral values, and other factors and estimates which may change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-off that might occur. A loan is charged-off as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur. Increases to the allowance are recorded by a charge to expense and are based upon subjective judgments.

     The Corporation adopted SFAS No. 114 and SFAS No. 118 at January 1, 1995. Under these standards, loans considered to be impaired are reduced to the present value of future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported as bad debt expense. As part of the loan review process, management reviews all loans classified as 'special mention' or below for impairment, as well as other loans that might warrant application of SFAS No.
114. Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, home equity and second mortgage loans. The effect of adopting this accounting standard on January 1, 1995, was not material.
     The carrying value of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as bad debt expense.

Land, Premises and Equipment:
     Land, premises, and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed on both straight-line and declining-balance methods based on estimated useful lives of the assets.

Other Real Estate Owned:
     Other real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, a valuation allowance is recorded through a charge to income for the amount of estimated selling costs. Valuations are periodically performed by management, and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. Other real estate owned, other than Corporate premises, amounted to $1,109,000, net of a $415,000 valuation allowance and $1,279,000, net of a $445,000 valuation allowance at December 31, 1995 and 1994, respectively, and is included in other assets in the consolidated balance sheets.

Income Taxes:
     The Corporation files annual consolidated federal income tax returns. Beginning in 1993, the Corporation adopted the provisions of SFAS No. 109, Accounting for Income Taxes. The Corporation records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between carrying amounts and tax bases of assets and liabilities, using enacted tax rates. The effect of the adoption of SFAS No. 109, as of January 1, 1993, is shown as the cumulative effect of an accounting change in the 1993 income statement.

Dividend Restriction:
     The Bank is subject to banking regulations which require the maintenance of certain capital levels and which may limit the amount of dividends which may be paid to the Corporation. At December 31, 1995, approximately $4,939,000 of the Bank's retained earnings is available for distribution to the Corporation without prior regulatory approval.

Earnings Per Share:
     Earnings per common share are based upon the weighted average number of common shares outstanding.

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

Reclassifications:
     Certain amounts appearing in the financial statements and notes thereto for the years ended December 31, 1994 and 1993, have been reclassified to conform with the December 31, 1995, presentation.

NOTE 2 - PENDING ACCOUNTING CHANGES
     SFAS No. 122 on accounting for mortgage servicing rights was issued in May, 1995. The Corporation will adopt this Statement on January 1, 1996, as required. SFAS No. 122 eliminates the accounting distinction between originated and purchased mortgage servicing rights. Beginning in 1996, when a loan is originated with the intent to sell, a separate asset will be recognized for the mortgage servicing right, which is consistent with the current treatment of purchased mortgage servicing rights. SFAS No. 122 also changes the manner in which impairment of capitalized mortgage servicing rights is recognized. Impairment will be recognized using the fair value of individual stratum of servicing rights based upon the underlying risk characteristics of the serviced loan portfolio, compared to an aggregate portfolio approach under existing accounting guidance.
     Based on its current volume of mortgage banking activity, the Corporation does not expect SFAS No. 122 to have a significant impact on its financial condition and operations for 1996. The impact in subsequent years is difficult to predict. SFAS No. 122 will initially result in the recognition of larger gains on sales of mortgage loans, because of the initial capitalization of the originated mortgage servicing right asset. However, the larger gains on sales of loans will be offset by the future amortization of the mortgage servicing right asset. In addition, the valuation allowance on impaired mortgage servicing rights may fluctuate significantly in the future, because the impairment evaluation is based on assumed loan prepayment and default rates, interest rates, and other factors.

NOTE 3 - SECURITIES

     Information related to the amortized cost and fair value of securities at December 31 is provided in the table below.

                                                                                            Unrealized    Unrealized
                                                                              Amortized       Gross         Gross         Fair
                                                                                 Cost         Gains         Losses        Value
                                                                             ------------  ------------  ------------  ------------
                                                                                                 (in thousands)
Securities Available-for-Sale at December 31, 1995
   U.S. Treasury securities                                                  $     27,549  $        378  $        (83) $     27,844
   U.S. Government agencies and corporations                                        2,150            41             0         2,191
   Mortgage-backed securities                                                      48,302           785          (244)       48,843
   State and municipal securities                                                   2,076           100             0         2,176
   Other debt securities                                                              999            67             0         1,066
                                                                             ------------  ------------  ------------  ------------
      Total securities available-for-sale at December 31, 1995               $     81,076  $      1,371  $       (327) $     82,120
                                                                             ============  ============  ============  ============
Securities Held-to-Maturity at December 31, 1995
   U.S. Treasury securities                                                  $     13,611  $         34  $        (69) $     13,576
   U.S. Government agencies and corporations                                        2,898           141            (6)        3,033
   Mortgage-backed securities                                                      77,319           878          (726)       77,471
   State and municipal securities                                                  19,047         1,066           (36)       20,077
   Other debt securities                                                            1,013           158             0         1,171
                                                                             ------------  ------------  ------------  ------------
      Total securities held-to-maturity at December 31, 1995                 $    113,888  $      2,277  $       (837) $    115,328
                                                                             ============  ============  ============  ============
Securities Available-for-Sale at December 31, 1994
   U.S. Treasury securities                                                  $     26,960  $          2  $     (1,046) $     25,916
   U.S. Government agencies and corporations                                        1,000             0             0         1,000
   Mortgage-backed securities                                                      30,734             1        (1,748)       28,987
   State and municipal securities                                                     887            46             0           933
   Other debt securities                                                              999            27             0         1,026
                                                                             ------------  ------------  ------------  ------------
      Total debt securities                                                        60,580            76        (2,794)       57,862
   Equity securities                                                                   36             0           (22)           14
                                                                             ------------  ------------  ------------  ------------
      Total securities available-for-sale at December 31, 1994               $     60,616  $         76  $     (2,816) $     57,876
                                                                             ============  ============  ============  ============
Securities Held-to-Maturity at December 31, 1994
   U.S. Treasury securities                                                  $     14,714  $          0  $       (838) $     13,876
   U.S. Government agencies and corporations                                        2,034             4            (1)        2,037
   Mortgage-backed securities                                                      78,781            22        (5,130)       73,673
   State and municipal securities                                                  13,608            73          (620)       13,061
   Other debt securities                                                            1,015            61             0         1,076
                                                                             ------------  ------------  ------------  ------------
      Total securities held-to-maturity at December 31, 1994                 $    110,152  $        160  $     (6,589) $    103,723
                                                                             ============  ============  ============  ============

     Information regarding the amortized cost and fair value of debt securities by maturity as of December 31, 1995, is presented below. Maturity information is based on contractual maturity for all securities other than mortgage-backed securities. Actual maturities of securities may differ from contractual maturities because borrowers may have the right to prepay the obligation without prepayment penalty.

                                                                                 Available-for-Sale          Held-to-Maturity
                                                                                 December 31, 1995           December 31, 1995
                                                                             --------------------------  --------------------------
                                                                              Amortized       Fair        Amortized       Fair
                                                                                 Cost         Value          Cost         Value
                                                                             ------------  ------------  ------------  ------------
                                                                                                 (in thousands)
Due in one year or less                                                      $      1,100  $      1,121  $      2,556  $      2,544
Due after one year through five years                                              30,089        30,516        16,395        16,710
Due after five years through ten years                                                100           100         1,193         1,220
Due after ten years                                                                 1,485         1,540        16,425        17,383
                                                                             ------------  ------------  ------------  ------------
                                                                                   32,774        33,277        36,569        37,857
Mortgage-backed securities                                                         48,302        48,843        77,319        77,471
                                                                             ------------  ------------  ------------  ------------
   Total debt securities                                                     $     81,076  $     82,120  $    113,888  $    115,328
                                                                             ============  ============  ============  ============

     In 1995, proceeds from the sales and calls of securities available-for-sale amounted to $7,563,000 with gross gains of $348,000 and gross losses of $17,000. The proceeds from calls of securities held-to-maturity amounted to $414,000 with gross gains of $0 and gross losses of $16,000. There were no sales or calls of securities available-for-sale in 1994. During 1994, the proceeds from the call of securities held-to-maturity amounted to $249,000 with gross gains of $10,000 and gross losses of $17,000. Securities with a carrying value of $100,572,000 were pledged as of December 31, 1995, as collateral for deposits of public funds, securities sold under agreements to repurchase and for other purposes as permitted or required by law.

NOTE 4 -  TOTAL LOANS
     Total loans outstanding as of December 31, 1995 and 1994, consist of the following:

                                                              1995       1994
                                                            --------   --------
                                                               (in thousands)
Commercial and industrial loans                             $173,368   $154,326
Agri-business and agricultural loans                          22,627     22,206
Real estate mortgage loans                                    54,724     46,870
Real estate construction loans                                 1,224        426
Installment loans and credit cards                            75,674     64,128
                                                            --------   --------
Total loans                                                 $327,617   $287,956
                                                            ========   ========

     Loans aggregating $60,000 or more with executive officers and directors (including their associates) amounted to $6,028,000 and $7,109,000 as of December 31, 1995 and 1994, respectively. During 1995, new loans or advances were $17,334,000, loan repayments were $18,367,000 and other changes were $48,000.
     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at December 31 are summarized as follows:

                                                              1995       1994
                                                            --------   --------
                                                              (in thousands)
Mortgage loan portfolios serviced for:
  FHLMC                                                     $ 35,899   $ 28,909
  Other investors                                              1,218      1,456
                                                            --------   --------
    Total mortgage loan portfolios serviced                 $ 37,117   $ 30,365
                                                            ========   ========

     Income earned for loan servicing was $82,000, $68,000 and $41,000 for 1995, 1994 and 1993, respectively.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES
     The following is an analysis of the allowance for loan losses for 1995, 1994 and 1993:


                                                    1995       1994      1993
                                                 --------   --------   --------
                                                          (in thousands)
Balance, January 1                               $  4,866   $  4,010   $  3,095
Allowance related to acquisitions                     746          0        250
Provision for loan losses                             120        795        790
Less: Loans charged-off (recovered) (net of
  recoveries of $95 in 1995; $196 in 1994;
  and $103 in 1993)                                   260        (61)       125
                                                 --------   --------   --------
Balance, December 31                             $  5,472   $  4,866   $  4,010
                                                 ========   ========   ========

     Nonaccrual loans at December 31, 1995, 1994 and 1993, totaled $532,000, $18,000 and $0, respectively. Interest lost on nonaccrual loans was approximately $29,000 for 1995. The amount of interest lost for 1994 and 1993, was immaterial. Loans renegotiated as troubled debt restructuring totaled $1,432,000 and $1,484,000 as of December 31, 1995 and 1994, respectively.
Interest income of $96,000 and $82,000 was recognized in 1995 and 1994. Had these loans been performing under the original contract terms, an additional $53,000 would have been reflected in interest income during 1995 and $31,000 in 1994. The Corporation is not committed to lend additional funds to debtors whose loans have been modified. During 1995, the Corporation had no loans meeting the definition of impaired under SFAS No. 114.

     NOTE 6 - LAND, PREMISES AND EQUIPMENT, NET Land, premises and equipment and related accumulated depreciation were as follows at December 31:

                                                              1995       1994
                                                            --------   --------
                                                               (in thousands)
Land                                                        $  3,648   $  2,872
Buildings                                                     10,568      8,824
Equipment                                                      7,069      6,117
                                                            --------   --------
  Total cost                                                  21,285     17,813
Less accumulated depreciation                                  7,549      6,518
                                                            --------   --------
  Land, premises and equipment, net                         $ 13,736   $ 11,295
                                                            ========   ========

NOTE 7 - INTEREST BEARING DEPOSITS
     The following is an analysis of interest bearing deposits as of December
31:

                                                              1995       1994
                                                            --------   --------
                                                               (in thousands)
Super NOW                                                   $ 41,985   $ 44,335
Insured money market                                          14,151     17,993
Savings                                                       42,904     52,091
Time: In denominations under $100,000                        202,675    162,732
      In denominations of $100,000 or more                    62,363     56,759
                                                            --------   --------
  Total interest bearing deposits                           $364,078   $333,910
                                                            ========   ========

NOTE 8 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
     Securities sold under agreements to repurchase (repo accounts) represent collateralized borrowings with customers located primarily within the Bank's trade area. Liabilities and the related collateral consisting of U.S. Treasury securities and mortgage-backed securities as of December 31, 1995 were as follows:


                                                                                               Collateral Value
                                                                            ------------------------------------------------------
                                                                                  U.S. Treasury              Mortgage-backed
                                                               Weighted             Securities                  Securities
                                                               Average      --------------------------  --------------------------
                                                Repurchase     Interest      Amortized       Fair        Amortized       Fair
Term                                            Liability        Rate           Cost         Value          Cost         Value
---------------------------------------------  ------------  -------------  ------------  ------------  ------------  ------------
                                              (in thousands)                                     (in thousands)
On demand                                      $     19,114          4.36%  $          0  $          0  $     19,439  $     19,481
Less than 90 days                                    19,627          5.72          8,298         8,407        11,966        12,186
Over 90 days                                         19,410          5.98         14,311        14,348         5,920         6,036
                                               ------------  -------------  ------------  ------------  ------------  ------------
   Total                                       $     58,151          5.35%  $     22,609  $     22,755  $     37,325  $     37,703
                                               ============  =============  ============  ============  ============  ============

     As indicated in Note 3, securities are pledged to meet both current and potential collateral requirements applicable to deposits of public funds, securities sold under agreements to repurchase and for other purposes permitted or required by law. The Bank retains the right to substitute similar type securities, and has the right to withdraw all collateral applicable to repo accounts whenever the collateral values are in excess of the related repurchase liabilities. At December 31, 1995, there were no material amounts of securities at risk with any one customer.

NOTE 9 - LONG -TERM DEBT
       Long-term debt at December 31 consisted of:

                                                                                                              1995          1994
                                                                                                          ------------  ------------
                                                                                                               (in thousands)
Federal Home Loan Bank of Indianapolis Notes, 5.55%, Due January 2, 1996                                  $     8,000   $     8,000
Federal Home Loan Bank of Indianapolis Notes, 5.59%, Due January 14, 1997                                       8,132         8,132
Federal Home Loan Bank of Indianapolis Notes, 6.15%, Due June 24, 2003                                          1,300         1,300
                                                                                                          -----------   -----------
  Total                                                                                                   $    17,432   $    17,432
                                                                                                          ===========   ===========

     All notes require monthly interest payments and are secured by residential real estate loans with a carrying value of $26,179,000 at December 31, 1995.

NOTE 10 - EMPLOYEE BENEFIT PLANS
     Information as to the Corporation's pension plan at December 31 is as follows:

                                                                                                              1995          1994
                                                                                                          -----------   -----------
                                                                                                               (in thousands)
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including vested benefits
  of $949,000 for 1995 and $640,000 for 1994                                                              $     1,060   $       719
                                                                                                          ===========   ===========

Projected benefit obligation for service rendered to date                                                 $     1,355   $       949
Plan assets at fair value (primarily money market funds
  and equity and fixed income investments)                                                                     (1,131)         (893)
Unrecognized gains (losses)                                                                                       (29)          193
Unrecognized prior service cost                                                                                    31            33
                                                                                                          -----------   -----------
  Accrued balance sheet pension liability                                                                 $       226   $       282
                                                                                                          ===========   ===========

Net pension expense includes the following:

                                                                                                1995          1994          1993
                                                                                            -----------   -----------   -----------
                                                                                                         (in thousands)
Service cost for benefits earned                                                            $       116   $       119   $       113
Interest cost                                                                                        77            66            58
Actual return on plan assets                                                                        (97)          (56)          (52)
Net amortization and deferrals                                                                       19            (3)            4
                                                                                            -----------   -----------   -----------
  Net pension expense                                                                       $       115   $       126   $       123
                                                                                            ===========   ===========   ===========

The following assumptions were used in calculating the net pension cost:

Weighted average discount rate                                                                    7.50%         8.00%         6.75%
Rate of increase in future compensation                                                           4.50%         4.50%         4.50%
Expected long-term rate of return                                                                 8.00%         8.00%         8.00%

     Under a 401(k) profit sharing plan, the Corporation contributions are based upon the rate of return on January 1 stockholders' equity. The expense recognized was $455,000, $370,000 and $332,000 in 1995, 1994 and 1993,
respectively.

NOTE 11 - OTHER EXPENSE
      Other expense for the years ended December 31, were as follows:

                                                                                                1995          1994          1993
                                                                                            -----------   -----------   -----------
                                                                                                         (in thousands)
Regulatory fees and FDIC insurance                                                          $       616   $       904   $       783
Data processing fees and supplies                                                                   913           769           873
Office supplies                                                                                     632           519           440
Telephone and postage                                                                               616           535           466
Miscellaneous                                                                                     2,342         2,029         1,804
                                                                                            -----------   -----------   -----------
  Total other expense                                                                       $     5,119   $     4,756   $     4,366
                                                                                            ===========   ===========   ===========

NOTE 12 - INCOME TAXES
     Effective January 1, 1993, the Corporation adopted SFAS No. 109, Accounting for Income Taxes. The adjustment of $325,000 to apply the new accounting method is included in income for the year ended December 31, 1993. The change in method had no affect on income before cumulative effect of the change in accounting principle in 1993.

Income tax expense consists of the following:

                                                                                                1995          1994          1993
                                                                                            -----------   -----------   -----------
                                                                                                         (in thousands)
Current federal income tax expense                                                          $     2,297   $     2,301   $     1,831
Deferred federal income tax expense (credit)                                                          5            11          (158)
Current state income tax expense                                                                    734           673           600
Deferred state income tax expense (credit)                                                           28            39          (102)
                                                                                            -----------   -----------   -----------
  Total income tax expense                                                                  $     3,064   $     3,024   $     2,171
                                                                                            ===========   ===========   ===========

     Income tax expense (credit) included $114,000, $(34,000) and $58,000 applicable to security transactions for 1995, 1994 and 1993, respectively. The differences between financial statement tax expense and amounts computed by applying the statutory federal income tax rate of 34% for all three years to income before income taxes are as follows:

                                                                                                1995          1994          1993
                                                                                            -----------   -----------   -----------
                                                                                                         (in thousands)
Income taxes at statutory federal rate                                                      $     2,961   $     2,771   $     2,068
Increase (decrease) in taxes resulting from:
  Tax exempt income                                                                                (433)         (338)         (339)
  Nondeductible expense                                                                             119            73            45
  State income tax, net of federal tax effect                                                       503           471           328
  Net operating loss, Gateway                                                                       (29)            0             0
  Tax credits                                                                                       (30)            0             0
  Other                                                                                             (27)           47            69
                                                                                            -----------   -----------   -----------
    Total income tax expense                                                                $     3,064   $     3,024   $     2,171
                                                                                            ===========   ===========   ===========

     The components of the net deferred tax asset recorded in the consolidated balance sheets at December 31 consist of the following:


                                                                                         1995                        1994
                                                                              -------------------------   -------------------------
                                                                                Federal        State        Federal        State
                                                                              -----------   -----------   -----------   -----------
                                                                                                 (in thousands)
Deferred tax assets
  Bad debts                                                                   $     1,344   $       445   $     1,247   $       392
  ORE                                                                                 142            35           194            48
  Pension and deferred compensation liability                                         289            72           255            64
  Deferred loan fees                                                                   83            21           144            36
  Net operating loss carryforward                                                     385             0             0             0
  Other                                                                                98            23            10             2
                                                                              -----------   -----------   -----------   -----------
                                                                                    2,341           596         1,850           542
Deferred tax liabilities
  Depreciation                                                                        409           102           243            61
  State taxes                                                                         190             0           146             0
  Other                                                                               320            26           356           140
                                                                              -----------   -----------   -----------   -----------
                                                                                      919           128           745           201
Valuation allowance                                                                   158             0             0             0
                                                                              -----------   -----------   -----------   -----------
Net deferred tax asset                                                        $     1,264   $       468   $     1,105   $       341
                                                                              ===========   ===========   ===========   ===========

     For tax purposes, the acquisition of Gateway Bank (See Note 13) was a pooling. Therefore, Gateway Bank's net operating loss carryforward of approximately $1,339,000 is available to the Corporation. However, due to the ownership change, the Internal Revenue Service has certain limitations on the amount of net operating loss carryforward that can be utilized by the Corporation. As a result, at the date of acquisition the Corporation recorded a deferred tax asset of approximately $385,000 and an offsetting valuation reserve of approximately $158,000.
     In addition to the net deferred tax assets included above, income taxes (credits) allocated to the unrealized net gain (loss) account included in equity were $414,000 and $(1,085,000) for 1995 and 1994, respectively.

NOTE 13 - ACQUISITIONS
     On July 15, 1995, the Bank acquired Gateway Bank ("Gateway"), LaGrange, Indiana. The Bank paid $1,380,000 for all the issued and outstanding shares of Gateway common stock. The transaction was accounted for using the purchase method of accounting. The acquisition added the following assets and liabilities to the Bank:


                                                                (in thousands)
                                                               ----------------
Assets
  Cash and due from banks                                      $            292
  Securities                                                             10,307
  Gross loans                                                             9,073
  Allowance for loan losses                                                (746)
  Other assets                                                            1,636

Liabilities
  Deposits                                                     $         18,528
  Other liabilities                                                         102


     As of the date of the acquisition, the former Gateway Bank became an office of Lake City Bank. Gateway's results of operations are included in the income statement of the Corporation beginning as of the purchase date.

NOTE 14 - PARENT COMPANY STATEMENTS
     The Corporation operates primarily in the banking industry, which accounts for more than 90 percent of its revenues, operating income, and assets. Presented below are parent only financial statements:



                                                      CONDENSED BALANCE SHEETS
                                                                                                                December 31
                                                                                                         --------------------------
                                                                                                             1995          1994
                                                                                                         ------------  ------------
                                                                                                               (in thousands)
ASSETS
Deposits with Lake City Bank                                                                             $         25  $         15
Investment in subsidiary                                                                                       36,987        30,085
Other assets                                                                                                       11            12
                                                                                                         ------------  ------------
   Total assets                                                                                          $     37,023  $     30,112
                                                                                                         ============  ============

LIABILITIES
Dividends payable and other liabilities                                                                  $        269  $        223

STOCKHOLDERS' EQUITY                                                                                           36,754        29,889
                                                                                                         ------------  ------------
   Total liabilities and stockholders' equity                                                            $     37,023  $     30,112
                                                                                                         ============  ============



                                                   CONDENSED STATEMENTS OF INCOME
                                                                                                   Years Ended December 31
                                                                                           ----------------------------------------
                                                                                               1995          1994          1993
                                                                                           ------------  ------------  ------------
                                                                                                        (in thousands)

Dividends from Lake City Bank                                                              $        928  $        982  $        458
Interest on deposits and repurchase agreements, Lake City Bank                                        6             3             0
Miscellaneous income                                                                                 10            22           (10)
Equity in undistributed income of subsidiary                                                      4,719         4,168         3,782
Miscellaneous expense (credit)                                                                       14            68            (2)
                                                                                           ------------  ------------  ------------
INCOME BEFORE INCOME TAXES                                                                        5,649         5,107         4,232
   Income tax expense (credit)                                                                        4           (19)           (3)
                                                                                           ------------  ------------  ------------
NET INCOME                                                                                 $      5,645  $      5,126  $      4,235
                                                                                           ============  ============  ============



                                                 CONDENSED STATEMENTS OF CASH FLOWS
                                                                                                   Years Ended December 31
                                                                                           ----------------------------------------
                                                                                               1995          1994          1993
                                                                                           ------------  ------------  ------------
                                                                                                        (in thousands)
Cash flows from operating activities
   Net income                                                                              $      5,645  $      5,126  $      4,235
   Adjustments to net cash from operating activities
      Equity in undistributed income of subsidiary                                               (4,719)       (4,168)       (3,782)
      Other changes                                                                                   3            18            36
                                                                                           ------------  ------------  ------------
         Net cash from operating activities                                                         929           976           489
Cash flows from investing activities                                                                104          (137)            0
Cash flows from financing activities                                                             (1,023)         (848)         (716)
                                                                                           ------------  ------------  ------------
Net increase (decrease) in cash and cash equivalents                                                 10            (9)         (227)
Cash and cash equivalents at beginning of the year                                                   15            24           251
                                                                                           ------------  ------------  ------------
Cash and cash equivalents at end of the year                                               $         25  $         15  $         24
                                                                                           ============  ============  ============

NOTE 15 - COMMITMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES
     During the normal course of business, the Bank becomes a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These financial instruments include commitments to make loans and open-ended revolving lines of credit. Amounts as of December 31, 1995 and 1994, were as follows:


                                                                                        1995                        1994
                                                                             --------------------------  --------------------------
                                                                                Fixed        Variable       Fixed        Variable
                                                                                 Rate          Rate          Rate          Rate
                                                                             ------------  ------------  ------------  ------------
                                                                                                 (in thousands)
Commercial loan lines of credit                                              $      2,558  $    100,033  $      3,267  $     71,075
Commercial loan standby letters of credit                                               0         4,608             0         6,807
Real estate mortgage loans                                                            699           199             0           485
Real estate construction mortgage loans                                                 0           963             0           460
Credit card open-ended revolving lines                                              4,153             0         4,444             0
Home equity mortgage open-ended revolving lines                                         0        13,955             0        11,317
Consumer loan open-ended revolving lines                                                0         2,556             0         2,384
                                                                             ------------  ------------  ------------  ------------
   Total                                                                     $      7,410  $    122,314  $      7,711  $     92,528
                                                                             ============  ============  ============  ============

     At December 31, 1995, the range of interest rates for commercial loan commitments with a fixed rate was 6.99 to 12.00 percent. The range of interest rates for commercial loan commitments with variable rates was 6.89 to 12.50 percent. The index on variable rate commercial loan commitments is principally the Bank's base rate.
     Commitments, excluding open-ended revolving lines, generally have fixed expiration dates of one year or less. Credit card open-ended revolving lines of credit are normally reviewed bi-annually and other personal lines of credit are normally reviewed annually. Since many commitments expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank follows the same credit policy (including requiring collateral, if deemed appropriate) to make such commitments as is followed for those loans that are recorded in its financial statements.
     The Bank's exposure to credit losses in the event of nonperformance is represented by the contractual amount of the commitments. Management does not expect any losses as a result of these commitments.
     There are presently no lawsuits which, in the opinion of management and legal counsel, would have a material affect on the financial statements.

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS
      The following table contains the estimated fair values and the related carrying values of the Corporation's financial instruments at December 31, 1995 and 1994. Items which are not financial instruments are not included.


                                                                                        1995                        1994
                                                                             --------------------------  --------------------------
                                                                               Carrying     Estimated      Carrying     Estimated
                                                                                Value       Fair Value      Value       Fair Value
                                                                             ------------  ------------  ------------  ------------
                                                                                                 (in thousands)
Cash and cash equivalents                                                    $     26,895  $     26,895  $     24,147  $     24,147
Real estate mortgages held-for-sale                                                   145           147           175           179
Securities available-for-sale                                                      82,120        82,120        59,600        59,600
Securities held-to-maturity                                                       113,888       115,328       110,152       103,723
Loans, net                                                                        322,145       322,692       283,090       279,035
Accrued income receivable                                                           4,003         4,003         3,464         3,464
Certificates of deposit                                                          (265,038)     (266,600)     (219,491)     (218,739)
All other deposits                                                               (166,896)     (166,896)     (177,249)     (177,249)
Securities sold under agreements to repurchase                                    (58,151)      (58,496)      (41,750)      (41,833)
Other short-term debt                                                             (18,980)      (18,980)       (6,573)       (6,573)
Long-term debt                                                                    (17,432)      (17,505)      (17,432)      (16,337)
Accrued expenses payable                                                           (4,481)       (4,481)       (3,280)       (3,280)


     For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 1995 and 1994. The estimated fair value for cash, cash equivalents and accruals is considered to approximate cost. Real estate mortgages held-for-sale are based upon either the actual contracted price for those loans sold but not yet delivered, or the current FHLMC price for normal delivery of mortgages with similar coupons and maturities at year-end. The estimated fair value for securities is based on quoted market rates for individual securities or for equivalent quality, coupon and maturity securities. The estimated fair value of loans is based on estimates of the rate the Bank would charge for similar such loans at December 31, 1995 and 1994, applied for the time period until estimated repayment. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for certificates of deposit and borrowings is based on estimates of the rate the Bank would pay on such deposits or borrowings at December 31, 1995 and 1994, applied for the time period until maturity. The estimated fair value of short-term borrowed funds is considered to approximate cost. The estimated fair value of other financial instruments and off-balance sheet loan commitments approximate cost and are not considered significant to this presentation.

     While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to have disposed of such items at December 31, 1995 and 1994, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1995 and 1994, should not necessarily be considered to apply at subsequent dates.
     In addition, other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as land, premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the earnings potential of the Bank's trust department, the trained work force, customer goodwill and similar items.




REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Lakeland Financial Corporation
Warsaw, Indiana

     We have audited the accompanying consolidated balance sheets of Lakeland Financial Corporation and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lakeland Financial Corporation and subsidiary as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.
     As discussed in Notes 1 and 12, the Corporation changed its method of accounting for income taxes in 1993, as discussed in Notes 1 and 3, the Corporation elected to classify its securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 at December 31, 1993, and as discussed in Note 1, the Corporation adopted the accounting for impaired loans as required by SFAS No. 114, and amended by SFAS No. 118.








                                            CROWE CHIZEK AND COMPANY  LLP
South Bend, Indiana
January 19, 1996




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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

Liquidity
     The Corporation manages its primary liquidity position to provide funding at the lowest possible cost, for anticipated loan demand and/or deposit run-off that occurs in the regular course of business. Such sources of liquidity are: Federal fund lines with correspondent banks, advances from the Federal Home Loan Bank, repurchase agreements with local bank customers and cash flow from the securities portfolio. This cash flow from the securities portfolio could total approximately $21.0 million in 1996, given current prepayment assumptions. Additionally, continuous growth into new markets in northern Indiana has diversified the retail deposit base, reducing volatility that might occur in one geographical location.
     The Corporation manages a secondary liquidity position to provide funding in the event of unanticipated loan demand and/or deposit run-off. Management has designated approximately 41.9 percent of its investment portfolio as available for sale (AFS). This designation provides the liquidity to fund abnormal loan demand, or to manage the loss of deposits. The Corporation's securities are all very high quality and easily marketable, with 88 percent either U.S. Treasuries, Federal agency securities or mortgage-backed securities directly or indirectly guaranteed by the Federal government.

     The following is a brief description of the sources and uses of funds for the indicated periods:

     During the year ended December 31, 1995, there was a net increase of $2.7 million in cash and cash equivalents. The major uses of cash during the period included the funding of a $39.2 million increase in loans, the purchase of securities totaling $42.9 million and the purchase of new premises and equipment of $3.7 million. Major sources of funds were: a net increase in cash from operating activities of $8.1 million, maturities and sales of securities totaling $18.9 million, an increase in deposits of $35.2 million and a $28.8 million increase in total borrowings.
     During the year ended December 31, 1994, there was a net increase of $11.3 million in cash and cash equivalents. The major uses of cash during the period included the funding of a $27.7 million increase in loans and the purchase of securities totaling $28.5 million. Major sources of funds were: a net increase in cash from operating activities of $10.3 million, maturing securities of $15.3 million, an increase in deposits of $26.7 million and an $18.5 million increase in total borrowings.
     During the year ended December 31, 1993, there was a net increase of $2.6 million in cash and cash equivalents. The major uses of cash during the period included the funding of an $8.2 million increase in loans and the purchase of securities totaling $85.0 million. Major sources of funds were: a net increase in cash from operating activities of $7.7 million, proceeds from the sale or maturity of securities totaling $27.0 million, an increase in deposits of $37.6 million, and proceeds from branch acquisitions of $29.8 million.

Asset/Liability Management (ALCO) and Securities
     The Board of Directors annually reviews and approves the ALCO policy used to manage interest rate risk. This policy sets guidelines for balance sheet structure that protect the Corporation from excessive net income volatility that could result from changing interest rates. The Corporation uses a GAP report, which details the relative mismatch of asset and liability cash flows occurring in specified time horizons, and a computer program to stress test the balance sheet under a wide variety of interest rate scenarios. This model quantifies the impact on income of such things as: changes in customer preference for bank products, basis risk between the Bank's assets and the funds supporting them and the risk inherent in different yield curves. The ALCO committee reviews these possible outcomes and makes loan, investment and deposit decisions that maintain reasonable balance sheet structure in light of potential interest rate movements. After the committee has specified a maximum risk tolerance for dollar margin volatility, the committee develops guidelines for the GAP ratios. As indicated in Table 1 on page 25, the Corporation's cumulative GAP ratio at December 31, 1995, for the next 12 months is a negative 14.2 percent of total assets. This ratio indicates that the interest margin could be slightly lower if interest rates rise, as compared to flat or falling interest rate environments. The computer model produces a slightly different result, and highlights one of the major problems with GAP analysis. While GAP may provide a basic guide to rate risk exposure in certain rate environments, it cannot effectively provide a dollar margin impact since it ignores the rates on maturing assets and liabilities, the different indexes used to price bank products and the changes in customer preference that occur whenever interest rates change. Factoring all of these things into the computer simulation, the Corporation is slightly exposed to falling rates. That is, the interest margin could be slightly lower if rates fall. The degree of this exposure is well within policy limits.
     The Corporation's investment portfolio consists of U.S. Treasuries, agencies, mortgage-backed securities, municipal bonds and corporates. During 1995, purchases have been primarily municipal bonds and mortgage-backed securities. At December 31, 1995, the Corporation's investment in mortgage-backed securities comprised approximately 64 percent of total securities and consisted of CMO's and mortgage pools issued by GNMA, FNMA and FHLMC. As such, these securities are backed directly or indirectly by the Federal government. All mortgage securities are purchased to conform to the FFIEC high risk standards which prohibit the purchase of securities that have excessive price, prepayment, extension and original life risk characteristics. The Corporation uses Bloomberg analytics to evaluate and monitor all purchases. At December 31, 1995, the mortgage securities in the AFS portfolio had a two year average life, with approximately 6 percent price depreciation should rates move up 300 basis points and approximately 4 perccent price appreciation should rates move down 300 basis points. The mortgage securities in the HTM portfolio had a three and one-half year average life and the potential for approximately 9 percent price depreciation should rates increase 300 basis points and approximately 10 percent price appreciation should rates move down 300 basis points. As of December 31, 1995, all mortgage securities continue to be in compliance with FFIEC guidelines, and are performing in a manner consistent with management's original expectations.

Capital Management
     The Corporation believes that a strong capital position is vital to long-term earnings and expansion. Currently the Bank maintains capital levels in excess of "well-capitalized" levels as defined by the FDIC. Bank regulatory agencies exclude the market value adjustment created by SFAS No. 115 (AFS adjustment) from capital adequacy calculations. Therefore, excluding this adjustment from the calculation, the Bank attained tier I leverage capital, tier I risk based capital and tier II risk based capital ratios of 6.3 percent, 10.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

percent and 11.4 percent, respectively at December 31, 1995. All three ratios are well above the "well-capitalized" minimums of 5.0 percent, 6.0 percent and
10.0 percent, respectively.
     The ability to maintain these ratios at these levels is a function of net income growth and a prudent dividend policy. Total stockholders' equity increased by 23.0 percent, to $36,754,000 as of December 31, 1995, from $29,889,000 as of December 31, 1994. Total stockholders' equity increased by
31.7 percent or $8,842,000 from $27,912,000 as of December 31, 1993. The 1995 growth of $6,865,000 resulted from the retention of net income of $5,645,000, minus cash dividends declared of $1,066,000 plus the change in the AFS adjustment of $2,286,000, net of tax. The AFS adjustment reflects a 250 basis point decrease in three to five year U. S. Treasury rates during 1995. Since the securities portfolio is primarily fixed rate, a positive equity adjustment should occur whenever interest rates decline. Management has factored this into the determination of the size of the AFS portfolio, to assure that stockholders' equity is adequate under various scenarios. The 1994 growth of $1,977,000 resulted from the retention of net income of $5,126,000, minus cash dividends declared of $848,000 less the AFS adjustment of $2,301,000. At December 31, 1994, the change in stockholders' equity reflected an AFS adjustment that decreased equity by $2,301,000, as compared to December 31, 1993. This adjustment reflected a 294 basis point increase in three to five year U. S. Treasury rates during 1994.
     Management is not aware of any known trends, events or uncertainties that would have a material effect on the Corporation's liquidity, capital and results of operations. Nor is management aware of any regulatory recommendations, that if implemented, would have such an effect.

Allowance for Credit Risk
     At December 31, 1995, the allowance for loan losses was $5,472,000 or
1.67 percent of total loans outstanding, compared with $4,866,000 or 1.69 percent of total loans outstanding at December 31, 1994. The process of identifying credit losses that may occur based upon current circumstances is subjective. Therefore, the Corporation maintains a general allowance to cover all credit losses within the entire portfolio. The methodology management uses to determine the adequacy of the loan loss reserve is as follows:

     1. Management reviews the larger individual loans for unfavorable collectibility factors (including impairment) and assesses the requirement for specific reserves on such credits. For those loans not subject to specific reviews, management reviews previous loan loss experience to establish historical ratios and trends in charge-offs by loan category. The ratios of net charge-offs to particular types of loans enables management to establish charge-offs in future periods by loan category and thereby establish appropriate reserves for loans not specifically reviewed.

     2. Management reviews the current and anticipated economic conditions of its lending market to determine the effects on future loan charge-offs by loan category, in addition to the effects on the loan portfolio as a whole.

     3. Management reviews delinquent loan reports to determine risk of future charge-offs. High delinquencies are generally indicative of an increase in future loan charge-offs.

     Given this methodology for determining the adequacy of the loan loss reserve, the provision for loan losses was substantially lower in 1995 as compared to prior periods. This reduction reflects the trend in past due accruing loans (90 days of more) which have been declining steadily, and are currently at historically low levels. It also reflects the immaterial level of nonaccrual loans over the same period. These trends in non-performing loans reflect both general economic conditions that have promoted growth and expansion in the Corporation's market area, and a credit risk management strategy that promotes diversification.
     At December 31, 1995, 70 percent of the Corporation's allowance for loan losses was classified as unallocated. To a large extent, this reflects the growth in total loans over the last three years of $93 million, or about 39.9 percent, and the concentration of this loan growth in the commercial loan portfolio. With this type of commercial loan growth, management believes that it is prudent to continue to provide for loan losses, due to the inherent risk associated with commercial loans.

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

Growth and Expansion
     The assets of the Corporation increased 14.4 percent, or $71,616,000, to $568,579,000 as of December 31, 1995, from $496,963,000 as of December 31,
1994. Assets at December 31, 1994, increased 10.5 percent, or $47,009,000, from $449,954,000 as of December 31, 1993. The Corporation has been pursuing expansion into contiguous markets since 1990. Most recently, the Corporation acquired the Gateway Bank in LaGrange county (see Note 13 to Consolidated Financial Statements), and opened three additional offices during 1995. Plans call for additional expansion in Elkhart and Noble counties in 1996. Although growth continues to be strong in the traditional markets served by the Bank, much of the growth experienced in 1995 was in the new markets served by the Corporation. The Corporation's market area now includes: Elkhart, Fulton, Kosciusko, LaGrange, Marshall, Noble and Whitley counties. As in the past, the Corporation expects to continue to serve its market by adding new products, offices and ATM's in areas where the demographic trends dictate. This activity will contribute to net income in future years.

Changes in Accounting Methods
     At December 31, 1993, the Corporation elected to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 115. This deals with the accounting for certain debt and equity securities. Stockholders' equity includes the impact of this
                                      22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

accounting standard. During the first quarter of 1993, the Corporation adopted the provisions of SFAS No. 109, Accounting for Income Taxes. Net income in 1993 includes the cumulative impact of this change in accounting standard. Effective January 1, 1995, the Corporation adopted SFAS No. 114, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan. The effect on the Corporation of the adoption of this accounting standard was not material.
     Statement of Financial Accounting Standards No. 122 "Accounting for Mortgage Servicing Rights", requires recognition of an asset when servicing rights are retained on in-house originated loans that are sold. Based upon its current volume of mortgage banking activity, The Corporation does not expect SFAS No. 122 to have a significant impact on its financial condition and operations for 1996. The impact in subsequent years is difficult to predict.

RESULTS OF OPERATIONS

1995 vs 1994
     Corporation assets and earnings were at record levels in 1995. Total assets were at $568,579,000 at December 31, 1995, an increase of $71,616,000 or 14.4 percent over the assets at December 31, 1994. Loans increased 13.8 percent, or $39,661,000, to $327,617,000 at year-end 1995. Total deposits increased 8.9 percent, or $35,194,000, to $431,934,000 at December 31, 1995.
Core funding, deposits plus securities sold under agreement to repurchase, increased 11.8 percent, or $51,595,000, to $490,085,000. Net income totaled $5,645,000, exceeding 1994 by 10.1 percent. On an average daily basis, gross earning assets increased by 14.8 percent and total deposits and purchased funds increased by 14.3 percent. The Gateway Bank office added in July, 1995 accounted for approximately one-third of this average daily earning asset growth.
     Total interest income increased 25.0 percent, or $8,424,000 to $42,079,000 for the year ended December 31, 1995. This increase was a result of the increase in daily average earning assets and a 97 basis point increase in the overall tax equivalent yield on earning assets as compared to the 1994 overall tax equivalent yield. The increase in the tax equivalent yield on earning assets is reflective of the 168 basis point increase in the average prime rate during 1995, and the effect this prime rate increase had on the commercial loan portfolio yield.
     Nonearning assets of the Corporation include nonaccrual loans and investments, other real estate, and repossessions. These nonearning assets amounted to $1,207,000, $815,000 and $2,379,000 as of December 31, 1995, 1994
and 1993, respectively. Nonaccrual loans totaled $532,000, $18,000 and $0, respectively at the end of the years 1995, 1994 and 1993. Four mortgage loans acquired from Gateway account for the majority of the amount in nonaccrual loans for 1995.
     Interest expense for 1995 was $21,642,000. This is an increase of $6,755,000, or 45.4 percent, over the interest expense for 1994. The increase in interest expense is attributable to the continued growth in time deposit balances and rising interest rates. Average daily balances of time deposits increased 24.1 percent over the prior year average daily balances and the average rate paid on time deposits increased 161 basis points.
     Net interest income increased $1,669,000 or 8.9 percent, to $20,437,000 in 1995, from $18,768,000 in 1994. Net interest income as a percentage of earning assets was 4.18 percent for 1995. This is a decrease of 23 basis points from the 4.41 percentage for 1994. This decrease results from the increase in the rates paid on deposits and purchased funds being 25 basis points higher than the increase in the rates for earning assets. The increase in rates paid on deposits and purchased funds reflects both the effects of competition and the shift of balances from savings and money market funds to higher cost time deposits.
     As indicated in the Notes to Consolidated Financial Statements (Notes 1 and 5) and the discussion of Financial Condition above, management maintains the allowance for loan losses at an appropriate level given many different factors. The December 31, 1995, allowance of $5,472,000 is believed by management to be adequate to absorb all potential risk applicable to the classification of loans as loss, doubtful, substandard or special mention. This allowance does not represent or result from trends that will materially adversely impact future operating results, liquidity or capital resources. Net interest income after provision for loan losses increased $2,344,000, or 13.0 percent, to $20,317,000 in 1995, from $17,973,000 in 1994.
     Trust income and service charges on deposit accounts, two major components of noninterest income, increased 10.6 percent, or $284,000 in 1995 to $2,971,000 in 1995, from $2,687,000 in 1994. Trust income increased to $709,000 for 1995, as compared to $609,000 for 1994, an increase of 16.4 percent. Service charges on deposit accounts increased 8.9 percent to $2,262,000 in 1995. This increase is reflective of the continued acceptance of the Bank's individual deposit accounts paying fees. Other income decreased by $221,000 when compared to 1994. Other income in 1994 included a one-time event relating to the reversal of certain other real estate valuation allowances that contributed $404,000 to other income. Without that one-time event in 1994, the other income for 1995 would have increased $183,000 over the amount for 1994.
     The Bank continues its program of originating mortgages for sale on the secondary market. Loans originated for sale in 1995 were $10,878,000 as compared to $9,426,000 originated for sale in 1994. Gains on the sales of these loans totaled $159,000 a decrease of $18,000 from the gains recorded in 1994.
     The ALCO committee reviews the portfolio monthly and makes investment decisions based upon the projected balance sheet needs. During 1995, there were sales of securities available-for-sale which resulted in net gains of $331,000 and there were calls of securities held-to-maturity which resulted in losses of $16,000. The net of these activities resulted in security gains of $315,000 for 1995 as compared to net security losses of $7,000 in 1994. The small security losses in 1994 were the result of several partial calls on zero coupon bonds.
     The result of the changes in all components of noninterest income was an increase in total noninterest income of $367,000, or 8.6 percent, over the amounts recorded for 1994.
     Salaries and employee benefit costs for 1995 increased $1,243,000, or
17.1 percent, to $8,521,000. This increase is attributable to a 5.0 percent increase in full-time equivalent employees (FTE) in 1995, to 292, along with normal salary increases. The increase in FTE is a result of the opening of three new offices and the acquisition of Gateway Bank during 1995. Additionally, the increase in salaries and employee benefits reflects the increased cost of fringe benefit and indirect payroll programs which are tied to Corporate performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


     Net occupancy and equipment costs increased to $2,604,000 in 1995, from $2,058,000 in 1994, an increase of $546,000 or 26.5 percent. This increase is also due to the new offices added during 1995 as well as having the expenses for the full year for the two offices opened in the fourth quarter of 1994. This increase is also a result of investments in the equipment needed to stay current with Bank technology.
     Other expense increased 7.6 percent, or $363,000, to $5,119,000 for 1995. As indicated in Note 11 to Consolidated Financial Statements, all components of other expense increased from 1994 to 1995 except for Regulatory Fees and FDIC Insurance. During 1995, the FDIC announced that the Bank Insurance Fund reached its capitalization target in May. As a result, the FDIC refunded excess premiums that banks paid from June to September and reduced the FDIC premium rates. This refund and the reduction in FDIC premiums resulted in the $288,000 decrease in Regulatory Fees and FDIC Insurance for 1995 as compared to 1994. The reduced FDIC premiums should have a continued positive effect on these costs.
     As a result of all these factors, income before income tax expense increased $559,000, or 6.9 percent, to $8,709,000 from the $8,150,000 for
1994. Income tax expense was $3,064,000 and $3,024,000 in 1995 and 1994, respectively, which represent 35.2 percent and 37.1 percent of income before taxes. The reduction in the average tax rate is due to a higher level of tax exempt income, the net operating loss carryforward related to the Gateway acquisition and an increase in Federal and State tax credits. Net income increased to $5,645,000 for 1995 from $5,126,000 for 1994, an increase of $519,000, or 10.1 percent. Net income per share was $3.92 for 1995, as compared to $3.56 for 1994. Net income of $5,645,000 represents a 17.9 percent return on January 1, 1995, stockholders' equity (excluding the equity adjustment related to SFAS No. 115), and a 1.05 percent return on average daily assets.

RESULTS OF OPERATIONS

1994 versus 1993
     Record assets and earnings characterized 1994. Loans increased 10.7 percent, or $27,771,000, to $287,956,000 at year-end 1994. Total deposits increased 7.2 percent, or $26,708,000, to $396,740,000 at December 31, 1994,
while deposits and securities sold under agreement to repurchase increased 9.8 percent, or $39,086,000, to $438,490,000. Net income totaled $5,126,000, surpassing 1993 results by 21.0 percent. On an average daily basis, gross earning assets increased by 22.1 percent and total deposits and purchased funds increased by 22.9 percent. The Prime Bank offices added in late 1993 accounted for approximately two-thirds of this average daily earning asset growth.
     Total interest income increased 21.9 percent, or $6,048,000 to $33,655,000 for the year ended December 31, 1994. The 22.1 percent growth in average daily earning assets was solely responsible for this increase, as the overall tax equivalent yield of 7.70 percent on average earning assets in 1994 was unchanged from 1993.
     Nonearning assets of the Corporation include nonaccrual loans and investments, other real estate, and repossessions, and amounted to $815,000, $2,379,000 and $3,132,000 as of December 31, 1994, 1993 and 1992,
respectively. There was one $18,000 nonaccrual loan at year-end 1994.
     Interest expense totaled $14,887,000 in 1994, a 23.8 percent, or $2,865,000 increase over 1993. Average daily deposits and purchased funds increased by 22.9 percent in 1994, and rising interest rates during the year increased the average rate paid on interest bearing liabilities by 3 basis points to 3.44 percent for the year. As interest rates rose during 1994, Bank customers returned to fixed rate certificates of deposit. This shift in mix modestly increased the Bank's overall cost of funds during 1994.
     Net interest income increased 20.4 percent, or $3,183,000, to $18,768,000 in 1994, from $15,585,000 in 1993. Net interest income as a percentage of average earning assets was 4.41 percent in 1994. This represented an 8 basis point decline from 4.49 percent in 1993. This reduction was due in equal measure to the modest increase in the cost of funds and a lower level of loan fees.
     As indicated in the Notes to Consolidated Financial Statements (Notes 1 and 5), management maintains the allowance for loan losses at an appropriate level given many different factors. The December 31, 1994, allowance for loan losses of $4,866,000 was believed by management to be adequate to absorb all potential inherent risk applicable to the classification of loans as loss, doubtful, substandard or special mention. Net interest income after provision for loan losses increased 21.5 percent, or $3,178,000, to $17,973,000 in 1994, from $14,795,000 in 1993.
     Trust income and service charges on deposit accounts, two large components of noninterest income, increased 16.9 percent, or $388,000 to $2,687,000 in 1994, from $2,299,000 in 1993. Trust income totaled $609,000, an increase of 16.2 percent from 1993. This reflected increased corporate trust business. Service charges on deposit accounts increased by 17.1 percent, to $2,078,000 in 1994, reflecting the growth in individual and corporate deposit accounts paying fees. Other income increased $898,000 to $1,412,000 in 1994. A portion of this growth reflected the reversal of certain other real estate valuation allowances totaling $404,000 that were related to two large loans. These situations were resolved in 1994 and the reserves were no longer necessary. Other components of other income such as wire transfer fees, credit card fees and mortgage service fees increased 15.0 percent in 1994.
     The Corporation continued its program of originating and selling real estate mortgages in the secondary market. During the course of 1994, the Bank sold approximately $8,800,000 of mortgages through the FHLMC Gold program. Gains on the sale of these loans totaled $177,000, a decrease of $499,000 over 1993. This decrease represented the higher rate environment that substantially reduced the level of home refinancing during the year.
     Net investment securities losses totaled $(7,000) in 1994, as compared to net investment security gains of $175,000 in 1993. During 1994, there were no securities sold from either the AFS or HTM portfolios. The small security losses experienced during 1994 were the result of several partial calls on zero coupon bonds.
     Salaries and employee benefit costs increased 16.7 percent in 1994, to $7,278,000 from $6,236,000. This increase reflected a 10.8 percent increase in full-time equivalent employees (FTE) in 1994, to 278, and normal annual salary increases. This increase in FTE related to the full year impact of the offices added in Noble county in late 1993 and the two new offices added in 1994. There was also an increase in fringe benefit costs and indirect payroll costs, as some of these programs reflected corporate performance that was at record levels.
     Another component of other expense that grew due to expansion was net occupancy expense of premises and equipment costs. These expenses totaled $2,058,000 in 1994, an increase of 15.9 percent over 1993. Again, the additional offices added in 1994, as well as, a full year of expense on the offices added in Elkhart and Noble counties in 1993 contributed to this increase.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


     As indicated in the Note 11 to Consolidated Financial Statements, all major components of other expense contributed to the 8.9 percent, or $390,000 increase to $4,756,000 for 1994, from $4,366,000 in 1993. Regulatory and FDIC insurance premiums are the largest component of other expense, totaling $904,000 in 1994. This was an increase of $121,000, or 15.5 percent from 1993. This increase reflected the overall growth in deposits. Data processing and supplies were the second largest component of other expense, totaling $766,000 in 1994. This represented a decrease of 11.9 percent, or $104,000 from 1993. Included in the 1993 amount were certain non-recurring expenses related to the acquisition of the branches of Prime Bank.
     As a result of all of these factors, income before income tax and cumulative effect of change in accounting principle totaled $8,150,000, an increase of 34.0 percent, or $2,069,000 from the $6,081,000 reported in 1993. Income before cumulative change in accounting principle was $5,126,000, an increase of 31.1 percent, or $1,216,000 over 1993. In the first quarter of 1993, the Corporation applied the provisions of SFAS No. 109, Accounting for Income Taxes. Included in 1993 income is the cumulative adjustment of $325,000 to apply this new accounting method. Net income totaled $5,126,000 in 1994, an increase of 21.0 percent, or $891,000, from $4,235,000 in 1993. On a per share basis, income before cumulative change in accounting principle was $3.56 in 1994, as compared to $2.72 in 1993. Also on a per share basis, net income was $3.56 in 1994, as compared to $2.94 in 1993. Net income of $5,126,000 represents an 18.8 percent return on January 1, 1994, stockholders' equity (excluding the equity adjustment related to SFAS No. 115), and a 1.10 percent return on average daily assets.

TABLE 1 - REPRICING OPPORTUNITIES

     The table below illustrates the funding gaps for selected maturity periods as of December 31, 1995, for Lake City Bank only. Repricing opportunities for fixed rate loans and mortgage-backed securities are based upon anticipated prepayment speeds. Demand deposit accounts and savings accounts are classified as having maturities beyond five years.


                                                                                           Repricing or Maturing Within
                                                                               ----------------------------------------------------
                                                                                      6                7-12              1-5
                                                                                   Months             Months            Years
                                                                               ---------------   ----------------  ----------------
                                                                                                  (in thousands)
Earning Assets
Loans                                                                          $       209,596   $         26,777  $         79,374
Securities                                                                              16,413             11,225           128,619
Short-term investments                                                                     512                  0               198
                                                                               ---------------   ----------------  ----------------
     Total                                                                             226,521             38,002           208,191
                                                                               ---------------   ----------------  ----------------
Deposits and Purchased Funds
Transaction accounts                                                                    95,469                  0                 0
Time deposits                                                                          116,525             43,239            57,986
Short-term borrowings                                                                   68,066              7,540             1,610
Long-term borrowings                                                                     8,000                  0             8,132
                                                                               ---------------   ----------------  ----------------
     Total                                                                             288,060             50,779            67,728
                                                                               ---------------   ----------------  ----------------
Interest sensitivity GAP                                                       $       (61,539)  $        (12,777) $        140,463
                                                                               ===============   ================  ================
Cumulative interest sensitivity GAP                                            $       (61,539)  $        (74,316) $         66,147
                                                                               ===============   ================  ================
Cumulative GAP as percent of earning assets                                             (11.7)%            (14.2)%             12.6%
                                                                               ===============   ================  ================

TABLE 2 - CAPITAL RATIOS

     Regulatory agencies specifically exclude the equity adjustment associated with SFAS No. 115 from the calculation of capital adequacy. The following table presents the Bank's current capital adequacy ratios, as well as the FDIC defined levels to be considered "well-capitalized" and the Bank's current excess capital position in relation to these "well-capitalized" levels.

                                                                                             Regulatory Capital Ratio
                                                                               ----------------------------------------------------
                                                                                December 31,          Well-            Excess
Ratio                                                                               1995           Capitalized         Capital
-----                                                                          ---------------   ----------------  ----------------
                                                                                                                    (in thousands)
Tier I leverage                                                                          6.31%              5.00%  $          7,523
Tier I risk based                                                                       10.13%              6.00%  $         14,763
Tier II risk based                                                                      11.38%             10.00%  $          4,939

LAKELAND FINANCIAL CORPORATION AND LAKE CITY BANK BOARD OF DIRECTORS

Eddie Creighton            Partner and General Manager, Creighton Brothers

Anna K. Duffin             Civic Leader

L. Craig Fulmer            Chairman, Heritage Financial Group, Inc.

R. Douglas Grant           Chairman and President, Lakeland Financial
                           Corporation and Lake City Bank

Jerry L. Helvey            President, Helvey & Associates, Inc.

Dr. Homer A. Kent          President Emeritus of Grace Theological Seminary
                           and Grace College

J. Alan Morgan             Former President of Zimmer USA and Vice President of
                           Bristol Myers Co.

Richard L. Pletcher        President, Pletcher Enterprises, Inc.

Joseph P. Prout            President, Owens Supermarket, Inc.

Philip G. Spear            Former President, W.R. Thomas Stores, Inc.

Terry L Tucker             President, Maple Leaf Farms, Inc.

G.L.White                  Former President, United Telephone Company of Indiana


LAKELAND FINANCIAL CORPORATION OFFICERS

R. Douglas Grant           Chairman and President

William A. Henthorn        Executive Vice President

Paul S. Siebenmorgen       Executive Vice President

Terry M. White             Secretary and Treasurer

James J. Nowak             Assistant Treasurer

LAKE CITY BANK OFFICERS
R. Douglas Grant              President                          Retail Services
William A. Henthorn           Executive Vice President           Kevin L. Deardorff           Senior Vice President
Paul S. Siebenmorgen          Executive Vice President           Dale L. Cramer               Vice President
                                                                 Thomas P. Frantz             Vice President
Commercial Services                                              Burl Nifong                  Vice President
Charles D. Smith              Senior Vice President              Janet K. Anderson            Assistant Vice President
David A. Bickel               Vice President                     Barry A. Bailey              Assistant Vice President
James R. Cowan                Vice President                     Dennis E. Dolby              Assistant Vice President
Michael E. Gavin              Vice President                     Glenn A. Goudey              Assistant Vice President
William D. Leedy              Vice President                     April J. Gayton              Mortgage Banking Officer
J. Randall Leininger          Vice President                     Jill L. Warstler             Retail Banking Officer
H.A. "Rocky" Meyer            Vice President
Willard N. Schieler           Vice President                     Marketing and Human Resources
Thomas G. Stark               Vice President                     D. Jean Northenor            Senior Vice President
James C. Stout                Vice President                     Gregory D. Lawrence          Vice President
Randal U. Vutech              Vice President                     Cathy L. Teghtmeyer          Vice President
Edward D. Jarrett             Assistant Vice President           Paul S. Purvis               Assistant Vice President
Chad D. Brouyette             Commercial Banking Officer         Bettie S. Moore              Assistant Human Resource Officer
Brent E. Hoffman              Commercial Banking Officer
J. Chad Stoltzfus             Commercial Banking Officer         Operations
Michael A. Zimmerman          Commercial Banking Officer         E. Ray Younce                Senior Vice President
                                                                 Judy K. Harvey               Vice President
Trust                                                            Lisa M. Bicknese             Assistant Vice President
Bradley C. Brail              Senior Vice President              Ruth A. Hutcherson           Assistant Vice President
Coral G. Amspaugh             Vice President                     Vicki D. Martin              Assistant Vice President
Max A. Mock                   Vice President                     Rebecca M. Siery             Assistant Vice President
Jeannine D. Knowles           Assistant Vice President           William L. Hilliard          Operations Officer
Shelley A. Moore              Trust Operations Officer           Linda A. Owens               Operations Officer
Connie Miller                 Trust Officer                      Angela K. Ritchey            Operations Officer
                                                                 Linda Swoverland             Operations Officer
Investments
Dennis E. Cultice             Senior Vice President              Financial
Anne M. Bailey                Assistant Vice President           Terry M. White               Senior Vice President
                                                                 James J. Nowak               Vice President and Controller
Office Administration                                            Jill A. Hester               Assistant Vice President
Walter L. Weldy               Senior Vice President
Pamela J. Cooper              Vice President                     Audit
Timothy L. Sutton             Vice President                     Betty L. McHenry             Senior Vice President and Auditor
Peggy A. Guyas                Assistant Vice President           Kris J. Kerlin               Assistant Vice President
Jeannine P. Cooley            Teller Training Officer            Cynthia A. Studebaker        Assistant Auditor

OFFICES
Akron                         Jane Murphy                        Assistant Vice President
Argos                         Michael D. Burroughs               Assistant Vice President
Bremen                        Matthew K. Bixel                   Vice President
Columbia City                 Lisa A. Hockemeyer                 Assistant Vice President
Concord                       Jeri L. Yoder                      Assistant Vice President
Cromwell                      Jerry L. Stoner                    Retail Banking Officer
Elkhart                       Rosalie M. Smith                   Vice President
Elkhart East                  Mervin "Bud" Hammon                Assistant Vice President
Goshen  Downtown              Thomas E. Marquis                  Assistant Vice President
Goshen South                  Clarence J. Yoder                  Vice President
Kendallville                  Duane Smith                        Vice President
LaGrange                      Michael P. Schlemmer               Vice President
Ligonier                      Craig R. Atz                       Vice President
Mentone                       Karen A. Francis                   Assistant Vice President
Middlebury                    Jerry S. Troyer                    Vice President
Milford                       Jack A. Heeter                     Assistant Vice President
Nappanee                      Larry L. Penrod                    Vice President
North Webster                 Jeanne G. Bowen                    Vice President
Pierceton                     Pamela J. Messmore                 Office Manager
Roann                         Merrill Templin                    Assistant Vice President
Rochester                     Gail D. Law                        Assistant Vice President
Shipshewana                   John R. Munsell                    Assistant Vice President
Silver Lake                   Deborah A. Lotz                    Assistant Vice President
Syracuse                      Donna J. Beck                      Assistant Vice President
Wabash North                  T.F. "Bob" Fuller                  Vice President
Wabash South                  Jody A. Slacian                    Assistant Office Manager
Warsaw Downtown               Traci Dahlinger                    Office Manager
Warsaw East                   Tricia G. Hess                     Office Manager
Warsaw West                   Tricia G. Hess                     Office Manager
Winona Lake                   Allan L. Disbro                    Vice President