Form 10-K, Exhibit 13
period 1996-12-31
LAKELAND FINANCIAL CORP
filed 1997-03-13
CIK 721994

Annual Meeting
-----------------------------------------------------------------------------

     The annual meeting of the shareholders of Lakeland Financial Corporation will be held at noon, April 8, 1997, at the Shrine Building, Kosciusko County Fair Grounds, Warsaw, Indiana. As of December 31, 1996, there were 976 shareholders.



Special Notice: Form 10-K Available
------------------------------------------------------------------------------

     The Corporation will provide without charge to each shareholder, Lakeland Financial Corporation's Annual Report on Form 10-K, including financial statements and schedules thereto required to be filed with the Securities and Exchange Commission for the Corporation's most recent fiscal year upon written request of Mr. Terry M. White, Secretary and Treasurer, P.O. Box 1387, Warsaw, Indiana 46581-1387. The Form 10-K and related exhibits are also available on the Internet at www.sec.gov.



Registrar and Transfer Agent
------------------------------------------------------------------------------

     Lake City Bank
     Trust Department
     P.O. Box 1387
     Warsaw, Indiana 46581-1387


Stock and Dividend Information
------------------------------------------------------------------------------

     The following companies have indicated they are active in trading Lakeland Financial Corporation stock and have reported the bid-ask prices for the Corporation's stock as set forth in the Selected Quarterly Data. Such bid-ask prices are not a definite indication that sales transactions occurred at these prices or that sales did not occur outside of these prices. The trading volume of the Corporation's stock continues to be limited, as a result, these quotations do not necessarily reflect the price at which the Corporation's stock would trade in a more active market.

     Roney & Company, P.O. Box 130, Elkhart, Indiana, 46515, 1-800-43-Roney McDonald and Company Securities, Inc., 214 South Main Street, Elkhart, Indiana, 46516, 219-294-2526
     Edward D. Jones & Co. , P.O. Box 1097, Warsaw, Indiana, 46581,
     1-800-441-2914

President's Letter
------------------------------------------------------------------------------

     The year 1996 was a productive year for your Corporation. Despite interest margin pressures experienced by all banks and the continued restructuring within the industry, we are pleased to report record earnings for the ninth consecutive year. In 1996, your Corporation earned $6,444,000, which is an increase of 14 percent over 1995. Per share earnings were $2.22 in 1996 compared to $1.96 the year earlier.

     At year-end 1995, the Corporation's stock price, adjusted for the stock split during 1996, was $20.75 per share. At year-end 1996, the Corporation's stock was being sold for $31.00 per share, an increase of $10.25 or 49 percent over year-end 1995. This increase reflects the continued strong financial performance of the Corporation. With these results, the Board of Directors increased the annual dividend rate by 20 percent during 1996 to $.48 per share.

     During 1996, we continued to seek opportunities to profitably invest our capital. This resulted in the opening of two new offices during the year, increasing our total to 31 offices serving Kosciusko and surrounding counties. This expansion and growth resulted in a record level of assets, $657 million at year-end, an increase of $88 million over 1995. This expansion and growth is also evident in total loans which increased $55 million, or about 17 percent, ending the year at $382 million. The increase in loans was funded by increases in both deposits and repurchase agreements. Total deposits and repurchase agreements, commonly referred to as core funding, increased $92 million, or approximately 19 percent.

     Net interest income is a primary component of profitability. One would expect that as the Corporation's assets grow, so would net interest income dollars. This was indeed the case in 1996 as net interest income was $22.1 million, an increase of $1.9 million over 1995. However, throughout the banking industry there is continued pressure on the net interest margin. This means that the profit we generate on each dollar that the Corporation lends or invests today is less than in prior years. For your Corporation this slight reduction in the margin is primarily due to the competitive pressures found within the markets we serve, and is an indication of the strong vibrant economies where we do business. Strong economies promote profitability by generating deposits and creating strong loan demand. The loan demand quality has been excellent and thus the quality of the Corporation's assets remained good in 1996. This resulted in a relatively low provision for loan losses of $120,000 in 1996.

     Another strong area of performance was noninterest income. Fees related to trust services, loan and deposit accounts, and new electronic bank products like the 24 Hour Bank card all contributed. The total increase in these components, along with a $253,000 increase in the gains on the sale of real estate mortgages, resulted in total noninterest income of $5.8 million in 1996, an increase of $1.0 million over 1995. The increase in the gain on the sale of real estate mortgages reflects the sale of approximately $20 million of real estate mortgages.

     Noninterest expense increased $1.7 million, or 10 percent. Increases in salaries, employee benefits and equipment costs were a result of expenses related to the five new offices added during the past 18 months, and the technology costs necessary to continue providing the highest level of customer service. It is our expectation that these expenses will continue to increase in future years as we pursue a strategy of expanding into profitable new locations while continuing to streamline and centralize back-room operations.

------------------------------------------------------------------------------

     Electronic services are enhancing our position as a leader in the financial community. Bill Payment Service facilitates automatic payments through the computer or telephone. This feature is innovative and responsive to present day customers who expect technology from their financial institutions to expedite their transactions quickly and securely. Bill Payment Service is the payment alternative that takes just minutes to learn.

     We are developing a Home Page on the Internet to be more responsive to the ever-growing population of techno-savvy customers that expect self-service options in their banking relationships. Establishment of our domain name, lakecitybank.com will be a convenient address for customers. In 1997, this secure site will provide E-mail capabilities. Future site enhancements will include account information and funds transfer.

     In 1995, value was added to our checking accounts with the introduction of the 24 Hour Visa Check Card. Customers enjoy the convenience of making purchases without writing a check or carrying large amounts of cash. In 1996, 24 Hour Visa Check Card activity increased by 94 percent and bank income from this product increased by 103 percent.

     Direct Deposit is a convenience used by many customers. Payroll and Social Security checks are deposited electronically from the employer's or government's account directly into the customer's checking or savings account each payday. The customer benefits include safety without lost or stolen checks, convenience of money put directly into the account without effort, no worry as to when the money is credited to the account, ability to write checks and earn interest without delay, and the flexibility for the customer to direct amounts into more than one account.

     The introduction of our Direct Banking Center provides an efficient way of conducting business quickly and privately from the convenience of home or office. With the Direct Banking Center, customers can turn the telephone into their personal Lake City Bank office. Information regarding products, new account services, loan applications, investment opportunities, customer assistance, and a medley of other services is available 20 hours a day. For rotary telephone calls, voice recognition or a customer service representative

------------------------------------------------------------------------------

is available. Lake City Bank is committed to serving customers with the local, personal touch while continuing to offer advanced technology that saves time, money and accommodates today's busy lifestyles.

     Key to the success of the Mortgage Loan area is the expertise of the local officers and staff. With the addition of two originators, the "Loan Prospector" automated underwriting with electronic data interchange capabilities, and the streamlined processing of the mortgage pipeline, the result has been even quicker more efficient service. Mortgage loan volume increased substantially, and while we sold mortgage loans into the secondary market, we retained the servicing so that the customer continues to deal only with us.

     Customer interest in trust services continues strong, particularly for estate planning, employee retirement plans, personal trust administration, charitable foundations, corporate trust, and individual asset management. Our trust and investment professionals provide quality, responsive, personal service in building long-term relationships with our customers and their families. Trust assets and income both increased over 24 percent in 1996.

     Allan J. Ludwig was elected to the Lakeland Financial Corporation Board of Directors this fall. Mr. Ludwig lives near Bristol and is a local entrepreneur and industrial developer. He is a graduate of Loras College in Iowa where he now serves as a trustee. He filled a vacancy created when Dr. Homer Kent, former President of Grace College retired. Dr. Kent had joined the Board in 1983. We welcome Mr. Ludwig to the Board and will greatly miss Dr. Kent's advice and counsel.

------------------------------------------------------------------------------

     Walter L. Weldy was promoted to Executive Vice President with principal responsibilities in the retail area. He has been with the Corporation for 6 years and has over 30 years of banking experience, including the presidency of a local bank. He has also served as President of Bethel College.

     Senior Vice President Dennis Cultice was named manager of the Trust Department in addition to his duties heading up the Investment Department. Dennis holds a Bachelor of Science degree in Business Administration from Manchester College and has been with the bank for 12 years.

     We opened an office in Kendallville in May on the east side of town. A third Elkhart location south on State Road 19 near Hubbard Hill was opened in the fall. A new free standing 24 Hour Teller is located near downtown Goshen in the Linway Plaza, bringing the total ATM's in our system to 24. Construction has started on an Elkhart office at North Nappanee and Bristol Streets. A full service office on State Road 23 in the middle of Granger will open later this year. Real estate has been purchased on North Main Street in Mishawaka with a late 1997 office opening planned. We also purchased the former Kline's building in downtown Warsaw for future possible expansion of back-room operations.

     1996 was another record year for your Corporation. To our customers who are the reason for our existence, and to the employees who serve them efficiently and professionally, we owe sincere gratitude. You, as shareholders deserve the best we can offer. As the Corporation enters its 125th year of service, we are dedicated to continuing this effort.



                                                 R. Douglas Grant
                                                 President

LAKELAND FINANCIAL CORPORATION AND LAKE CITY BANK BOARD OF DIRECTORS
----------------------------------------------------------------------------------------------------------------------------------
Picture                         Picture                          Picture                          Picture



Eddie Creighton                 Anna K. Duffin                   L. Craig Fulmer                  R. Douglas Grant
    Partner and                     Civic Leader                     Chairman,                        Chairman and President,
    General Manager,                                                 Heritage Financial               Lakeland Financial
    Creighton Brothers                                               Group, Inc.                      Corporation and Lake
                                                                                                      City Bank




Picture                         Picture                          Picture                          Picture



Jerry L. Helvey                 Allan J. Ludwig                  J. Alan Morgan                   Richard L. Pletcher
    President,                      Industrial Developer             Former President of              President,
    Helvey & Associates, Inc                                         Zimmer USA and                   Pletcher Enterprises, Inc.
                                                                     Vice President of
                                                                     Bristol Myers Co.






Picture                         Picture                          Picture                          Picture



Joseph P. Prout                 Philip G. Spear                  Terry L. Tucker                  G.L. White
    President,                      Former President,                President,                       Former President,
    Owens Supermarket, Inc.         W.R. Thomas Stores, Inc.         Maple Leaf Farms, Inc.           United Telephone
                                                                                                      Company of Indiana


               LAKELAND FINANCIAL CORPORATION OFFICERS

R. Douglas Grant .............................Chairman and President
Paul S. Siebenmorgen .........................Executive Vice President
Walter L. Weldy ..............................Executive Vice President
Terry M. White ...............................Secretary and Treasurer
James J. Nowak ...............................Assistant Secretary and Treasurer

Selected Financial Data (in thousands except for share and per share data)
----------------------------------------------------------------------------------------------------------------------------------

                                                              1996           1995           1994           1993           1992
                                                          ------------   ------------   ------------   ------------   ------------

Interest income                                           $     45,941   $     41,944   $     33,556   $     27,463   $     27,500

Interest expense                                                23,737         21,642         14,887         12,022         13,622
                                                          ------------   ------------   ------------   ------------   ------------

Net interest income                                             22,204         20,302         18,669         15,441         13,878

Provision for loan losses                                          120            120            795            790          1,340
                                                          ------------   ------------   ------------   ------------   ------------
Net interest income after provision
  for loan losses                                               22,084         20,182         17,874         14,651         12,538
Other noninterest income                                         5,396          4,297          4,198          2,957          2,918
Net gains on sale of real estate
  mortgages held-for-sale                                          412            159            177            676            176
Net trading gains (losses)                                           0              0              0              0             (2)
Net securities gains (losses)                                       (9)           315             (7)           175            323
Noninterest expense                                            (17,935)       (16,244)       (14,092)       (12,378)       (10,832)
                                                          ------------   ------------   ------------   ------------   ------------

Income before income tax expense and cumulative
  effect of change in accounting principle                       9,948          8,709          8,150          6,081          5,121
Income tax expense                                               3,504          3,064          3,024          2,171          1,762
                                                          ------------   ------------   ------------   ------------   ------------

Income before cumulative effect of change
  in accounting principle                                        6,444          5,645          5,126          3,910          3,359
Cumulative effect of adopting SFAS No. 109                           0              0              0            325              0
                                                          ------------   ------------   ------------   ------------   ------------

Net income                                                $      6,444   $      5,645   $      5,126   $      4,235   $      3,359
                                                          ============   ============   ============   ============   ============

Average shares outstanding*                                  2,896,992      2,876,992      2,876,992      2,876,992      2,876,992
                                                          ============   ============   ============   ============   ============

Per average common share outstanding:*
  Income before cumulative effect of change
  in accounting principle                                 $       2.22   $       1.96   $       1.78   $       1.36   $       1.17
                                                          ============   ============   ============   ============   ============

  Net income                                              $       2.22   $       1.96   $       1.78   $       1.47   $       1.17
                                                          ============   ============   ============   ============   ============

  Cash dividends declared                                 $       0.46   $       0.37   $       0.30   $       0.25   $       0.21
                                                          ============   ============   ============   ============   ============


Balances at December 31:

  Total assets                                            $    656,551   $    568,579   $    496,963   $    449,954   $    362,497
                                                          ============   ============   ============   ============   ============

  Total deposits                                          $    496,553   $    431,934   $    396,740   $    370,032   $    284,308
                                                          ============   ============   ============   ============   ============

  Long-term debt                                          $     23,531   $     17,432   $     17,432   $      9,300   $      8,000
                                                          ============   ============   ============   ============   ============

  Total stockholders' equity                              $     42,043   $     36,754   $     29,889   $     27,912   $     23,750
                                                          ============   ============   ============   ============   ============

  * Adjusted for a 2-for-1 stock split April 30, 1996.

Selected Quarterly Data (in thousands except for per share data) (unaudited)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1996
                                                                         ---------------------------------------------------------
                                                                              4th           3rd             2nd            1st
                                                                           Quarter        Quarter        Quarter        Quarter
                                                                         ------------   ------------   ------------   ------------
Interest income                                                          $     12,032   $     11,708   $     11,267   $     10,934
Interest expense                                                                6,212          6,076          5,754          5,695
                                                                         ------------   ------------   ------------   ------------
Net interest income                                                             5,820          5,632          5,513          5,239

Provision for loan losses                                                          30             30             30             30

Noninterest income                                                              1,491          1,477          1,477          1,354
Noninterest expense                                                             4,777          4,661          4,273          4,224
Income tax expense                                                                889            807            973            835
                                                                         ------------   ------------   ------------   ------------
Net income                                                               $      1,615   $      1,611   $      1,714   $      1,504
                                                                         ============   ============   ============   ============

Net income per common share *                                            $       0.56   $       0.55   $       0.59   $       0.52
                                                                         ============   ============   ============   ============

Stock and Dividend Information
Trading range (per share)*
   Bid                                                                   $      26.75   $      25.50   $      22.25   $      20.75
   Ask                                                                   $      31.00   $      27.00   $      26.75   $      23.00

Dividends declared (per share)*                                          $       0.12   $       0.12   $       0.12   $       0.10


----------------------------------------------------------------------------------------------------------------------------------

                                                                                                     1995
                                                                         ---------------------------------------------------------
                                                                              4th            3rd            2nd            1st
                                                                           Quarter        Quarter        Quarter        Quarter
                                                                         ------------   ------------   ------------   ------------
Interest income                                                          $     11,102   $     10,928   $     10,256   $      9,658
Interest expense                                                                5,796          5,805          5,232          4,809
                                                                         ------------   ------------   ------------   ------------
Net interest income                                                             5,306          5,123          5,024          4,849

Provision for loan losses                                                          30             30             30             30

Noninterest income                                                              1,456          1,177          1,088          1,050
Noninterest expense                                                             4,315          4,016          4,087          3,826
Income tax expense                                                                865            814            648            737
                                                                         ------------   ------------   ------------   ------------
Net income                                                               $      1,552   $      1,440   $      1,347   $      1,306
                                                                         ============   ============   ============   ============

Net income per common share *                                            $       0.54   $       0.50   $       0.47   $       0.45
                                                                         ============   ============   ============   ============

Stock and Dividend Information
Trading range (per share)*
   Bid                                                                   $      19.75   $      18.00   $      17.00   $      16.50
   Ask                                                                   $      20.75   $      19.75   $      18.75   $      17.75

Dividends declared (per share)*                                          $       0.10   $       0.10   $       0.09   $       0.08


----------------------------------------------------------------------------------------------------------------------------------

* Adjusted for a 2-for-1 stock split April 30, 1996.

Consolidated Balance Sheets (in thousands)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               December 31
                                                                                                       ---------------------------
                                                                                                           1996           1995
                                                                                                       ------------   ------------

ASSETS
Cash and due from banks                                                                                $     41,190   $     26,185
Short-term investments                                                                                        3,689            710
                                                                                                       ------------   ------------
   Total cash and cash equivalents                                                                           44,879         26,895

Securities available-for-sale (carried at fair value)                                                        81,842         82,120
Securities held-to-maturity (fair value of $126,373 at 1996
   and $115,328 at 1995)                                                                                    125,274        113,888
Real estate mortgages held-for-sale                                                                             895            145

Total loans                                                                                                 382,265        327,617
Less allowance for loan losses                                                                                5,306          5,472
                                                                                                       ------------   ------------
   Net loans                                                                                                376,959        322,145

Land, premises and equipment, net                                                                            16,014         13,736
Accrued income receivable                                                                                     4,254          4,003
Other assets                                                                                                  6,434          5,647
                                                                                                       ------------   ------------
   Total assets                                                                                        $    656,551   $    568,579
                                                                                                       ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Noninterest bearing deposits                                                                           $     77,664   $     67,856
Interest bearing deposits                                                                                   418,889        364,078
                                                                                                       ------------   ------------
   Total deposits                                                                                           496,553        431,934

Short-term borrowings
   Federal funds purchased                                                                                        0         17,100
   Securities sold under agreements to repurchase                                                            85,611         58,151
   U.S. Treasury demand notes                                                                                 2,769          1,880
                                                                                                       ------------   ------------
      Total short-term borrowings                                                                            88,380         77,131

Accrued expenses payable                                                                                      5,033          4,481
Other liabilities                                                                                             1,011            847
Long-term debt                                                                                               23,531         17,432
                                                                                                       ------------   ------------
   Total liabilities                                                                                        614,508        531,825

Commitments, off-balance sheet risks and contingencies

STOCKHOLDERS' EQUITY
Common stock: $.50 stated value, 10,000,000 shares authorized, 2,896,992 shares issued and outstanding as of December 31, 1996; $1.00 stated
     value, 2,750,000 shares authorized, 1,438,496
     shares issued and outstanding as of December 31, 1995                                                    1,448          1,438
Additional paid-in capital                                                                                    8,232          7,827
Retained earnings                                                                                            31,967         26,858
Unrealized net gain (loss) on securities available-for-sale                                                     396            631
                                                                                                       ------------   ------------
   Total stockholders' equity                                                                                42,043         36,754
                                                                                                       ------------   ------------
      Total liabilities and stockholders' equity                                                       $    656,551   $    568,579
                                                                                                       ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income (in thousands except for share data)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Years Ended December 31
                                                                                        ------------------------------------------
                                                                                            1996           1995           1994
                                                                                        ------------   ------------   ------------
NET INTEREST INCOME
Interest and fees on loans
   Taxable                                                                              $     32,724   $     29,859   $     23,658
   Tax-exempt                                                                                    246            257            273
Interest and dividends on securities
   Taxable                                                                                    11,348         10,588          8,743
   Tax-exempt                                                                                  1,378          1,038            727
Interest on short-term investments                                                               245            202            155
                                                                                        ------------   ------------   ------------
      Total interest income                                                                   45,941         41,944         33,556

Interest on deposits                                                                          18,411         16,847         12,108
Interest on borrowings
   Short-term                                                                                  4,213          3,803          1,879
   Long-term                                                                                   1,113            992            900
                                                                                        ------------   ------------   ------------
      Total interest expense                                                                  23,737         21,642         14,887

NET INTEREST INCOME                                                                           22,204         20,302         18,669

Provision for loan losses                                                                        120            120            795

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                           22,084         20,182         17,874

NONINTEREST INCOME
Trust income                                                                                     881            709            609
Service charges on deposits                                                                    2,809          2,262          2,078
Other income                                                                                   1,706          1,326          1,511
Net gains on the sale of real estate mortgages held-for-sale                                     412            159            177
Net securities gains (losses)                                                                     (9)           315             (7)
                                                                                        ------------   ------------   ------------
      Total noninterest income                                                                 5,799          4,771          4,368

NONINTEREST EXPENSE
Salaries and employee benefits                                                                 9,570          8,521          7,278
Net occupancy expense                                                                          1,339          1,229          1,057
Equipment costs                                                                                1,616          1,375          1,001
Other expense                                                                                  5,410          5,119          4,756
                                                                                        ------------   ------------   ------------
      Total noninterest expense                                                               17,935         16,244         14,092
                                                                                        ------------   ------------   ------------
INCOME BEFORE INCOME TAX EXPENSE                                                               9,948          8,709          8,150

Income tax expense                                                                             3,504          3,064          3,024
                                                                                        ------------   ------------   ------------

NET INCOME                                                                              $      6,444   $      5,645   $      5,126
                                                                                        ============   ============   ============

AVERAGE COMMON SHARES OUTSTANDING                                                          2,896,992      2,876,992      2,876,992
                                                                                        ============   ============   ============

NET INCOME PER COMMON SHARE                                                             $       2.22   $       1.96   $       1.78
                                                                                        ============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity (in thousands except for share data)
----------------------------------------------------------------------------------------------------------------------------------


                                                                                                     Unrealized
                                                                                                   Net Gain (Loss)
                                                 Common Stock           Additional                  on Securities       Total
                                          --------------------------     Paid-in      Retained       Available-     Stockholders'
                                             Shares        Amount        Capital      Earnings        for-Sale          Equity
                                          ------------  ------------  ------------  ------------  ----------------  --------------
Balances, January 1, 1994                    1,438,496  $      1,438  $      7,827  $     18,001  $            646  $       27,912

Net income for 1994                                                                        5,126                             5,126

Net change in unrealized gain (loss)
   on securities available-for-sale                                                                         (2,301)         (2,301)

Cash dividend declared
   ($.30 per share)                                                                        (848)                             (848)
                                          ------------  ------------  ------------  ------------  ----------------  --------------

Balances, December 31, 1994                  1,438,496         1,438         7,827        22,279            (1,655)         29,889

Net income for 1995                                                                        5,645                             5,645

Net change in unrealized gain (loss)
   on securities available-for-sale                                                                          2,286           2,286

Cash dividend declared
   ($.37 per share)                                                                       (1,066)                           (1,066)
                                          ------------  ------------  ------------  ------------  ----------------  --------------

Balances, December 31, 1995                  1,438,496         1,438         7,827        26,858               631          36,754

Net income for 1996                                                                        6,444                             6,444

Net change in unrealized gain (loss)
   on securities available-for-sale                                                                           (235)           (235)

Issued 10,000 shares                            10,000            10           405                                             415

Shares issued in 2-for-1 stock split         1,448,496

Cash dividend declared
   ($.46 per share)                                                                       (1,335)                           (1,335)
                                          ------------  ------------  ------------  ------------  ----------------  --------------

Balances, December 31, 1996                  2,896,992  $      1,448  $      8,232  $     31,967  $            396  $       42,043
                                          ============  ============  ============  ============  ================  ==============


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (in thousands)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Years Ended December 31
                                                                                        ------------------------------------------
                                                                                            1996           1995           1994
                                                                                        ------------   ------------   ------------
Cash flows from operating activities

Net income                                                                              $      6,444   $      5,645   $      5,126

Adjustments to reconcile net income to
   net cash from operating activities

      Depreciation                                                                             1,277          1,209            928
      Provision for loan losses                                                                  120            120            795
      Write down of other real estate owned                                                       20              0              0
      Loans originated for sale                                                              (27,599)       (29,679)        (9,426)
      Net (gain) loss on sale of loans                                                          (412)          (159)          (177)
      Proceeds from sale of loans                                                             27,261         29,868         11,619
      Net (gain) loss on sale of premises and equipment                                            3              0              1
      Net (gain) loss on sale of securities available-for-sale                                     0           (331)             0
      Net (gain) loss on calls of securities held-to-maturity                                      9             16              7
      Net securities amortization                                                                256            180            444
      Increase (decrease) in taxes payable                                                       237           (822)           (15)
      (Increase) decrease in income receivable                                                  (251)          (539)          (606)
      Increase (decrease) in accrued expenses payable                                            360          1,227            340
      (Increase) decrease in other assets                                                       (698)           411          1,735
      Increase (decrease) in other liabilities                                                   164            888           (495)
                                                                                        ------------   ------------   ------------
      Total adjustments                                                                          747          2,389          5,150
                                                                                        ------------   ------------   ------------
         Net cash from operating activities                                                    7,191          8,034         10,276

Cash flows from investing activities
      Proceeds from sale of securities available-for-sale                                         0          7,563              0
      Proceeds from maturities and calls of securities held-to-maturity                        8,784          6,268          8,899
      Proceeds from maturities and calls of securities available-for-sale                     14,130          5,022          6,409
      Purchases of securities available-for-sale                                             (14,429)       (20,014)        (9,033)
      Purchases of securities held-to-maturity                                               (20,247)       (22,900)       (19,494)
      Net (increase) decrease in total loans                                                 (54,934)       (39,174)       (27,709)
      Purchases of land, premises and equipment                                               (3,558)        (3,650)        (2,490)
      Net proceeds (payments) from acquisitions                                                    0         (1,380)             0
                                                                                        ------------   ------------   ------------
         Net cash from investing activities                                                  (70,254)       (68,265)       (43,418)

Cash flows from financing activities
      Net increase in total deposits                                                          64,619         35,194         26,708
      Proceeds from short-term borrowings                                                    849,944        522,102        395,939
      Payments on short-term borrowings                                                     (838,695)      (493,294)      (385,553)
      Proceeds from long-term borrowings                                                      14,000              0          8,132
      Payments on long-term borrowings                                                        (8,000)             0              0
      Proceeds under capital lease obligations                                                   118              0              0
      Payments under capital lease obligations                                                   (19)             0              0
      Dividends paid                                                                          (1,335)        (1,023)          (806)
      Proceeds from sale of common stock                                                         415              0              0
                                                                                        ------------   ------------   ------------
         Net cash from financing activities                                                   81,047         62,979         44,420
                                                                                        ------------   ------------   ------------
Net increase (decrease) in cash and cash equivalents                                          17,984          2,748         11,278
Cash and cash equivalents at beginning of the year                                            26,895         24,147         12,869
                                                                                        ------------   ------------   ------------
Cash and cash equivalents at end of year                                                $     44,879   $     26,895   $     24,147
                                                                                        ============   ============   ============
Cash paid during the year for:
      Interest                                                                          $     23,239   $     21,052   $     14,496
                                                                                        ============   ============   ============
      Income taxes                                                                      $      3,420   $      3,116   $      3,038
                                                                                        ============   ============   ============
Securities transferred from held-to-maturity to available-for-sale                      $          0   $     12,918   $          0
                                                                                        ============   ============   ============
Loans transferred to other real estate                                                  $        334   $          0   $        107
                                                                                        ============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations:
     Lakeland Financial Corporation (the Corporation) is a bank holding company as defined in the Bank Holding Company Act of 1956. The Corporation owns all of the outstanding stock of Lake City Bank (the Bank), a full service commercial bank organized under Indiana law, and conducts no business except that incident to its ownership of the Bank. The Bank is headquartered in Warsaw, Indiana, and has 31 branch offices in eight counties in northern Indiana.

Use of Estimates:
     In preparing financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported therein and the disclosures provided. Actual results could differ from these estimates.
     Areas involving the use of management's estimates and assumptions include the allowance for loan losses, the fair value of mortgage servicing rights, the realization of deferred tax assets, fair values of certain securities, the determination and carrying value of impaired loans, the carrying value of loans held-for-sale, the carrying value of other real estate, the determination of other-than-temporary reductions in the fair value of securities, recognition and measurement of loss contingencies, depreciation of premises and equipment, the carrying value and amortization of intangibles, the actuarial present value of pension benefit obligations, and net periodic pension expense and accrued pension costs recognized in the Corporation's financial statements. Estimates that are more susceptible to change in the near term include the allowance for loan losses, the fair value of financial instruments, the fair value of mortgage servicing rights and the realization of deferred tax assets.

Principles of Consolidation:
     The consolidated financial statements include Lakeland Financial Corporation and its wholly-owned subsidiary, Lake City Bank. All significant intercompany balances and transactions are eliminated in consolidation.

Securities:
     The Corporation classifies securities into held-to-maturity, available-for-sale and trading categories. Held-to-maturity securities are those which the Corporation has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those the Corporation may decide to sell if needed for liquidity, asset-liability management or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses included as a separate component of equity, net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings. Realized gains and losses resulting from the sale of securities are computed by the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.
     In November 1995, the Financial Accounting Standards Board issued its Special Report 'A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities' (Guide). As permitted by the Guide, on December 4, 1995, the Corporation made a one-time reassessment and transferred securities from the held-to-maturity portfolio to the available-for-sale portfolio. At the date of the transfer, these securities had an amortized cost of $12,918,000 and increased the unrealized gain on securities available-for-sale in stockholders' equity by $446,000, net of tax.

Real Estate Mortgages Held-for-Sale:
     Real estate mortgages classified as held-for-sale to the secondary market are carried at the lower of aggregate cost or estimated fair value. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains and losses on sales of mortgages are recognized on the settlement date. Gains and losses are determined by the difference between sales proceeds and the carrying value of the mortgages.

Mortgage Servicing Rights:
     The Corporation originates mortgage loans for sale to the secondary market, and sells the loans with servicing retained. Effective January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards
(SFAS) No. 122 on accounting for mortgage servicing rights, which requires capitalizing the rights to service originated mortgage loans sold. The total cost of mortgage loans originated with the intent to sell is allocated between the mortgage servicing right and the mortgage loan without servicing, based upon the relative fair values. The capitalized cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenue.
     Impairment of mortgage servicing rights is assessed based upon the fair value of those rights. For purposes of measuring impairment, the rights are stratified based upon loan type, term and note rate. The amount of impairment is the amount by which the capitalized mortgage servicing rights for a stratum exceeds their fair value. Fair values for individual stratum are based upon the present value of estimated future cash flows using a discount commensurate with the risks involved. Estimates of fair value include assumptions about prepayment, default and interest rates, and other factors which are subject to change over time.

Loans:
     Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, the allowance for loan losses, and charge-offs. Interest is accrued over the loan term based upon the principal balances outstanding. Loan fees and related costs are netted and deferred. The deferral is included in loans and recognized in interest income over the loan term on the level yield method. Loans are placed on nonaccrual when interest collection becomes doubtful. All unpaid accrued interest is reversed and interest income is subsequently recognized only to the extent cash payments are received.

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

Allowance for Loan Losses:
     The allowance is judgmentally determined by management and is maintained at a level considered adequate to cover losses currently anticipated based on past loss experience, general national and local economic conditions, information about specific borrower situations, including their financial

------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) position and collateral values, and other factors and estimates which may change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-off that might occur. A loan is charged-off as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur. Increases to the allowance are recorded by a charge to expense and are based upon subjective judgments.
     The Corporation adopted SFAS No. 114 and SFAS No. 118 on January 1, 1995. Under these standards, loans considered to be impaired are reduced to the present value of future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as provision for loan losses. As part of the loan review process, management reviews all loans classified as 'special mention' or below for impairment, as well as other loans that might warrant application of SFAS No. 114. Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, home equity and second mortgage loans. The effect of adopting this accounting standard on January 1, 1995, was not material.
     The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as provision for loan losses.

Land, Premises and Equipment:
     Land, premises, and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed on both straight-line and declining-balance methods based on estimated useful lives of the assets. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable.

Other Real Estate Owned:
     Other real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, a valuation allowance is recorded through a charge to income for the amount of estimated selling costs. Valuations are periodically performed by management, and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. Other real estate owned, other than Corporate premises, amounted to $917,000, net of a $285,000 valuation allowance and $1,109,000, net of a $415,000 valuation allowance at December 31, 1996 and 1995, respectively, and is included in other assets in the consolidated balance sheets.

Income Taxes:
     The Corporation files annual consolidated federal income tax returns. The Corporation records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

Dividend Restriction:
     The Bank is subject to banking regulations which require the maintenance of certain capital levels and which may limit the amount of dividends which may be paid to the Corporation. At December 31, 1996, approximately $4,984,000 of the Bank's retained earnings is available for distribution to the Corporation without prior regulatory approval.

Fair Values of Financial Instruments:
     Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Earnings Per Share:
     Earnings per common share are based upon the weighted average number of common shares outstanding and are restated to reflect any stock dividends or splits.

Pension Plan:
     A noncontributory defined benefit pension plan covers substantially all employees. Funding of the plan equals or exceeds the minimum funding requirement determined by the actuary. The projected unit credit cost method is used to determine expense. Benefits are based on years of service and compensation levels.

Cash Equivalents:
     Cash and cash equivalents include cash on hand, demand deposits in other institutions and short-term investments with maturities of 90 days or less.

Reclassifications:
     Certain amounts appearing in the financial statements and notes thereto for prior periods have been reclassified to conform with the current presentation.

NOTE 2 - PENDING ACCOUNTING CHANGES
     SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, was issued by the Financial Accounting Standards Board in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It is effective for some transactions in 1997 and others in 1998. The effect on the consolidated financial statements has not yet been determined.

------------------------------------------------------------------------------

NOTE 3 - SECURITIES
     Information related to the amortized cost and fair value of securities at December 31 is provided in the table below.


                                                                                           Unrealized    Unrealized
                                                                             Amortized       Gross         Gross         Fair
                                                                                Cost         Gains         Losses        Value
                                                                            ------------  ------------  ------------  ------------
                                                                                              (in thousands)
Securities available-for-sale at December 31, 1996
   U.S. Treasury securities                                                 $     31,604  $        261  $        (61) $     31,804
   U.S. Government agencies and corporations                                         500             7             0           507
   Mortgage-backed securities                                                     46,002           502          (172)       46,332
   State and municipal securities                                                  2,081            86             0         2,167
   Other debt securities                                                           1,000            32             0         1,032
                                                                            ------------  ------------  ------------  ------------
      Total securities available-for-sale at December 31, 1996              $     81,187  $        888  $       (233) $     81,842
                                                                            ============  ============  ============  ============
Securities held-to-maturity at December 31, 1996
   U.S. Treasury securities                                                 $     17,020  $        113  $        (56) $     17,077
   U.S. Government agencies and corporations                                       2,262           101            (1)        2,362
   Mortgage-backed securities                                                     83,811           545          (637)       83,719
   State and municipal securities                                                 21,172           946           (23)       22,095
   Other debt securities                                                           1,009           111             0         1,120
                                                                            ------------  ------------  ------------  ------------
      Total securities held-to-maturity at December 31, 1996                $    125,274  $      1,816  $       (717) $    126,373
                                                                            ============  ============  ============  ============
Securities available-for-sale at December 31, 1995
   U.S. Treasury securities                                                 $     27,549  $        378  $        (83) $     27,844
   U.S. Government agencies and corporations                                       2,150            41             0         2,191
   Mortgage-backed securities                                                     48,302           785          (244)       48,843
   State and municipal securities                                                  2,076           100             0         2,176
   Other debt securities                                                             999            67             0         1,066
                                                                            ------------  ------------  ------------  ------------
      Total securities available-for-sale at December 31, 1995              $     81,076  $      1,371  $       (327) $     82,120
                                                                            ============  ============  ============  ============
Securities held-to-maturity at December 31, 1995
   U.S. Treasury securities                                                 $     13,611  $         34  $        (69) $     13,576
   U.S. Government agencies and corporations                                       2,898           141            (6)        3,033
   Mortgage-backed securities                                                     77,319           878          (726)       77,471
   State and municipal securities                                                 19,047         1,066           (36)       20,077
   Other debt securities                                                           1,013           158             0         1,171
                                                                            ------------  ------------  ------------  ------------
      Total securities held-to-maturity at December 31, 1995                $    113,888  $      2,277  $       (837) $    115,328
                                                                            ============  ============  ============  ============

     Information regarding the amortized cost and fair value of debt securities by maturity as of December 31, 1996, is presented below. Maturity information is based on contractual maturity for all securities other than mortgage-backed securities. Actual maturities of securities may differ from contractual maturities because borrowers may have the right to prepay the obligation without prepayment penalty.


                                                                                Available-for-Sale           Held-to-Maturity
                                                                                December 31, 1996           December 31, 1996
                                                                            --------------------------  --------------------------
                                                                              Amortized      Fair         Amortized      Fair
                                                                                Cost         Value          Cost         Value
                                                                            ------------  ------------  ------------  ------------
                                                                                                (in thousands)
Due in one year or less                                                     $     12,327  $     12,397  $      6,165  $      6,158
Due after one year through five years                                             21,371        21,569        15,748        16,051
Due after five years through ten years                                                 0             0           976         1,000
Due after ten years                                                                1,487         1,544        18,574        19,445
                                                                            ------------  ------------  ------------  ------------
                                                                                  35,185        35,510        41,463        42,654
Mortgage-backed securities                                                        46,002        46,332        83,811        83,719
                                                                            ------------  ------------  ------------  ------------
   Total debt securities                                                    $     81,187  $     81,842  $    125,274  $    126,373
                                                                            ============  ============  ============  ============

------------------------------------------------------------------------------
NOTE 3 - SECURITIES (continued)

     Security proceeds, gross gains and gross losses for 1996, 1995 and 1994 were as follows:


                                                                                              1996          1995          1994
                                                                                           -----------  ------------  ------------
                                                                                                       (in thousands)
Sales and calls of securities available-for-sale

  Proceeds                                                                                 $       650  $      7,563  $          0
  Gross gains                                                                                        0           348             0
  Gross losses                                                                                       0            17             0
Calls of securities held-to-maturity
  Proceeds                                                                                 $       802  $        414  $        249
  Gross gains                                                                                        0             0            10
  Gross losses                                                                                       9            16            17

     Securities with carrying values of $121,109,000 and $100,572,000 were pledged as of December 31, 1996 and 1995, respectively, as collateral for deposits of public funds, securities sold under agreements to repurchase and for other purposes as permitted or required by law.

NOTE 4 -  TOTAL LOANS

     Total loans outstanding as of December 31, 1996 and 1995, consist of the following:


                                                        1996          1995
                                                    ------------  ------------
                                                          (in thousands)
Commercial and industrial loans                     $    202,532  $    173,368
Agri-business and agricultural loans                      27,072        22,627
Real estate mortgage loans                                59,302        54,724
Real estate construction loans                             1,647         1,224
Installment loans and credit cards                        91,712        75,674
                                                    ------------  ------------
   Total loans                                      $    382,265  $    327,617
                                                    ============  ============

     Loans aggregating $60,000 or more with executive officers and directors (including their associates) amounted to $12,789,000 and $6,028,000 as of December 31, 1996 and 1995, respectively. During 1996, new loans or advances were $34,017,000, loan repayments were $32,762,000 and other changes were $5,506,000.
     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were $51,802,000 and $37,117,000 at December 31, 1996 and 1995, respectively. The balance of loans serviced for others related to servicing rights that have been capitalized was $19,537,000 at December 31, 1996. The remaining balance of loans serviced for others also have servicing rights associated with them, however, these servicing rights arose prior to adoption of SFAS 122, and accordingly have not been capitalized on the balance sheet. Income earned for loan servicing was $96,000, $82,000 and $68,000 for 1996, 1995 and 1994,
respectively. Mortgage servicing rights of $220,000 were capitalized in 1996. Amortization of mortgage servicing rights included in income earned for loan servicing was $15,000 in 1996.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

      The  following is an analysis of the allowance for loan losses for 1996, 1995 and 1994:


                                                                                              1996          1995          1994
                                                                                          ------------  ------------  ------------
                                                                                                       (in thousands)
Balance, January 1                                                                        $      5,472  $      4,866  $      4,010
Allowance related to acquisitions                                                                    0           746             0
Provision for loan losses                                                                          120           120           795

Loans charged-off                                                                                  368           355           135
Recoveries                                                                                          82            95           196
                                                                                          ------------  ------------  ------------
  Net loans charged-off (recoveries)                                                               286           260           (61)
                                                                                          ------------  ------------  ------------

Balance, December 31                                                                      $      5,306  $      5,472  $      4,866
                                                                                          ============  ============  ============

     Nonaccrual loans at December 31, 1996, 1995 and 1994, totaled $384,000, $532,000 and $18,000, respectively. Interest lost on nonaccrual loans was approximately $35,000 and $29,000 for 1996 and 1995, respectively. The amount of interest lost for 1994 was not material. Loans renegotiated as troubled debt restructuring totaled $1,284,000 and $1,432,000 as of December 31, 1996 and 1995, respectively. Interest income of $85,000, $96,000 and $82,000 was recognized in 1996, 1995 and 1994. Had these loans been performing under the original contract terms, an additional $44,000 would have been reflected in interest income during 1996, $53,000 in 1995 and $31,000 in 1994. The Corporation is not committed to lend additional funds to debtors whose loans have been modified. During 1996 and 1995, the Corporation had no loans meeting the definition of impaired under SFAS No. 114.

------------------------------------------------------------------------------
NOTE 6 - LAND, PREMISES AND EQUIPMENT, NET
     Land, premises and equipment and related accumulated depreciation were as follows at December 31:

                                                        1996          1995
                                                    ------------  ------------
                                                          (in thousands)
Land                                                $      4,344  $      3,648
Buildings                                                 12,356        10,568
Equipment                                                  8,001         7,069
                                                    ------------  ------------
   Total cost                                             24,701        21,285
Less accumulated depreciation                              8,687         7,549
                                                    ------------  ------------
   Land, premises and equipment, net                $     16,014  $     13,736
                                                    ============  ============

NOTE 7 - DEPOSITS
     The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $97,943,000 and $62,363,000 at December 31,
1996 and 1995, respectively.

     At December 31, 1996, the scheduled maturities of time deposits are as follows:

                                                                     Amount
                                                                  ------------
                                                                 (in thousands)
Maturing in 1997                                                  $    229,858
Maturing in 1998                                                        35,173
Maturing in 1999                                                        16,751
Maturing in 2000                                                         6,299
Maturing in 2001                                                         3,368
Thereafter                                                              17,094
                                                                  ------------
    Total time deposits                                           $    308,543
                                                                  ============

     Deposits of executive officers and directors (including their associates) totalled $3,652,000 and $3,352,000 at December 31, 1996 and 1995,
respectively.

NOTE 8 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
     Securities sold under agreements to repurchase (repo accounts) represent collateralized borrowings with customers located primarily within the Corporation's trade area. Information on these liabilities and the related collateral for 1996 and 1995 is as follows:


                                                        1996          1995
                                                    ------------  ------------
                                                          (in thousands)
Average balance during the year                     $     73,728  $     61,398
Average interest rate during the year                      5.33%         5.69%
Maximum month-end balance during the year           $     89,433  $     79,419

Securities underlying the agreements at year-end
   Amortized cost                                   $     87,817  $     59,934
   Fair Value                                       $     88,004  $     60,458



                                                                                               Collateral Value
                                                                            ------------------------------------------------------
                                                                                  U.S. Treasury              Mortgage-backed
                                                                Weighted            Securities                  Securities
                                                                Average     --------------------------  --------------------------
                                               Repurchase       Interest     Amortized       Fair        Amortized       Fair
Term                                           Liability          Rate          Cost         Value          Cost         Value
--------------------------------------------  ------------  --------------- ------------  ------------  ------------  ------------
                                             (in thousands)                                     (in thousands)
On demand                                     $     32,730          4.18%   $          0  $          0  $     32,939  $     32,982
1 to 30 days                                         9,707          5.39           1,571         1,531         8,669         8,697
31 to 90 days                                       21,732          5.56           2,453         2,479        19,415        19,419
Over 90 days                                        21,442          5.95          12,625        12,700        10,145        10,196
                                              ------------  --------------- ------------  ------------  ------------  ------------
   Total                                      $     85,611          5.11%   $     16,649  $     16,710  $     71,168  $     71,294
                                              ============  =============== ============  ============  ============  ============

     The Corporation retains the right to substitute similar type securities, and has the right to withdraw all collateral applicable to repo accounts whenever the collateral values are in excess of the related repurchase liabilities. At December 31, 1996, there were no material amounts of securities at risk with any one customer. The Corporation maintains control of these securities through the use of third-party safekeeping arrangements.

------------------------------------------------------------------------------
NOTE 9 - LONG -TERM DEBT
       Long-term debt at December 31 consisted of:

                                                                                                            1996          1995
                                                                                                        ------------  ------------
                                                                                                              (in thousands)
Federal Home Loan Bank of Indianapolis Notes, 5.55%, Due January 2, 1996                                $          0  $      8,000
Federal Home Loan Bank of Indianapolis Notes, 5.59%, Due January 14, 1997                                      8,132         8,132
Federal Home Loan Bank of Indianapolis Notes, 5.92%  Due December 7, 1998                                      4,000             0
Federal Home Loan Bank of Indianapolis Notes, 5.50%  Due December 28, 1998                                    10,000             0
Federal Home Loan Bank of Indianapolis Notes, 6.15%, Due June 24, 2003                                         1,300         1,300
Capital Leases                                                                                                    99             0
                                                                                                        ------------  ------------
   Total                                                                                                $     23,531  $     17,432
                                                                                                        ============  ============

     All notes require monthly interest payments and are secured by residential real estate loans with a carrying value of $30,432,000 at December 31, 1996. The capital leases had original terms of approximately three years and require monthly payments.

NOTE 10 - EMPLOYEE BENEFIT PLANS

      Information as to the Corporation's pension plan at December 31 is as follows:

                                                                                                            1996          1995
                                                                                                        ------------  ------------
                                                                                                              (in thousands)
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including vested benefits
   of $1,107,000 for 1996 and $949,000 for 1995                                                         $      1,214  $      1,060
                                                                                                        ============  ============

Projected benefit obligation for service rendered to date                                               $      1,544  $      1,355
Plan assets at fair value (primarily money market funds
   and equity and fixed income investments)                                                                   (1,151)       (1,131)
Unrecognized gains (losses)                                                                                      (27)          (29)
Unrecognized prior service cost                                                                                   28            31
                                                                                                        ------------  ------------
   Accrued balance sheet pension liability                                                              $        394  $        226
                                                                                                        ============  ============

Net pension expense includes the following:

                                                                                              1996          1995          1994
                                                                                          ------------  ------------  ------------
                                                                                                       (in thousands)
Service cost for benefits earned                                                          $        162  $        116  $        119
Interest cost                                                                                      105            77            66
Actual return on plan assets                                                                       (90)          (97)          (56)
Net amortization and deferrals                                                                      (9)           19            (3)
                                                                                          ------------  ------------  ------------
   Net pension expense                                                                    $        168  $        115  $        126
                                                                                          ============  ============  ============

The following assumptions were used in calculating the net pension cost:

Weighted average discount rate                                                                   7.75%         7.50%         8.00%
Rate of increase in future compensation                                                          4.50%         4.50%         4.50%
Expected long-term rate of return                                                                8.00%         8.00%         8.00%

     Under a 401(k) profit sharing plan, the Corporation contributions are based upon the rate of return on January 1 stockholders' equity. The expense recognized was $532,000, $455,000 and $370,000 in 1996, 1995 and 1994,
respectively.

NOTE 11 - OTHER EXPENSE

      Other expense for the years ended December 31, were as follows:

                                                                                              1996          1995          1994
                                                                                          ------------  ------------  ------------
                                                                                                       (in thousands)
Regulatory fees and FDIC insurance                                                        $         57  $        616  $        904
Data processing fees and supplies                                                                1,098           913           769
Office supplies                                                                                    641           632           519
Telephone and postage                                                                              729           616           535
Miscellaneous                                                                                    2,885         2,342         2,029
                                                                                          ------------  ------------  ------------
   Total other expense                                                                    $      5,410  $      5,119  $      4,756
                                                                                          ============  ============  ============

------------------------------------------------------------------------------
NOTE 12 - INCOME TAXES

     Income tax expense consists of the following:

                                                                                              1996          1995          1994
                                                                                          ------------  ------------  ------------
                                                                                                       (in thousands)
Current federal income tax expense                                                        $      2,503  $      2,297  $      2,301
Deferred federal income tax expense                                                                107             5            11
Current state income tax expense                                                                   808           734           673
Deferred state income tax expense                                                                   86            28            39
                                                                                          ------------  ------------  ------------
   Total income tax expense                                                               $      3,504  $      3,064  $      3,024
                                                                                          ============  ============  ============

     Income tax expense (credit) included $(3,000), $114,000 and $(34,000) applicable to security transactions for 1996, 1995 and 1994, respectively. The differences between financial statement tax expense and amounts computed by applying the statutory federal income tax rate of 34% for all three years to income before income taxes are as follows:


                                                                                              1996          1995          1994
                                                                                          ------------  ------------  ------------
                                                                                                       (in thousands)
Income taxes at statutory federal rate                                                    $      3,382  $      2,961  $      2,771
Increase (decrease) in taxes resulting from:
   Tax exempt income                                                                              (540)         (433)         (338)
   Nondeductible expense                                                                           140           119            73
   State income tax, net of federal tax effect                                                     590           503           471
   Net operating loss, Gateway                                                                     (29)          (29)            0
   Tax credits                                                                                     (22)          (30)            0
   Other                                                                                           (17)          (27)           47
                                                                                          ------------  ------------  ------------
      Total income tax expense                                                            $      3,504  $      3,064  $      3,024
                                                                                          ============  ============  ============

     The components of the net deferred tax asset recorded in the consolidated balance sheets at December 31 consist of the following:


                                                                                     1996                          1995
                                                                          ---------------------------   --------------------------
                                                                             Federal        State         Federal        State
                                                                          ------------- -------------   ------------  ------------
                                                                                               (in thousands)
Deferred tax assets
   Bad debts                                                              $       1,237 $         395   $      1,344  $        445
   ORE                                                                               86            18            142            35
   Pension and deferred compensation liability                                      281            59            289            72
   Deferred loan fees                                                                 0             0             83            21
   Net operating loss carryforward                                                  335             0            385             0
   Other                                                                             41            17             98            23
                                                                          ------------- -------------   ------------  ------------
                                                                                  1,980           489          2,341           596
Deferred tax liabilities
   Depreciation                                                                     232            49            409           102
   Mortgage servicing rights                                                         58            12              0             0
   State taxes                                                                      154             0            190             0
   Leases                                                                            96            20              0             0
   Deferred loan fees                                                                15             3              0             0
   Other                                                                            110            23            320            26
                                                                          ------------- -------------   ------------  ------------
                                                                                    665           107            919           128
Valuation allowance                                                                 158             0            158             0
                                                                          ------------- -------------   ------------  ------------
Net deferred tax asset                                                    $       1,157 $         382   $      1,264  $        468
                                                                          ============= =============   ============  ============

     For tax purposes, the acquisition of Gateway Bank (see Note 13) was structured such that its tax basis of assets and liabilities carried over to the Corporation. Therefore, Gateway Bank's net operating loss carryforward of approximately $1,339,000 is available to the Corporation. However, due to the ownership change, the Internal Revenue Service has certain limitations on the amount of net operating loss carryforward that can be utilized by the Corporation. As a result, at the date of acquisition the Corporation recorded a deferred tax asset of approximately $385,000 and an offsetting valuation reserve of approximately $158,000.
     In addition to the net deferred tax assets included above, income taxes (credits) allocated to the unrealized net gain (loss) account included in equity were $259,000 and $414,000 for 1996 and 1995, respectively.

------------------------------------------------------------------------------
NOTE 13 - ACQUISITIONS
     On July 15, 1995, the Bank acquired Gateway Bank ("Gateway"), LaGrange, Indiana. The Bank paid $1,380,000 for all the issued and outstanding shares of Gateway common stock. The transaction was accounted for using the purchase method of accounting. The acquisition added the following assets and liabilities to the Bank:


                                                               (in thousands)
Assets                                                        ----------------
   Cash and due from banks                                    $            292
   Securities                                                           10,307
   Gross loans                                                           9,073
   Allowance for loan losses                                              (746)
   Other assets                                                          1,636

Liabilities
   Deposits                                                   $         18,528
   Other liabilities                                                       102

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

NOTE 14 - PARENT COMPANY STATEMENTS

     The Corporation operates primarily in the banking industry, which accounts for more than 90 percent of its revenues, operating income, and assets. Presented below are parent only financial statements:



                                                      CONDENSED BALANCE SHEETS
                                                                                                               December 31
                                                                                                        --------------------------
                                                                                                            1996          1995
                                                                                                        ------------  ------------
                                                                                                              (in thousands)
ASSETS
Deposits with Lake City Bank                                                                            $         15  $         25
Investment in subsidiary                                                                                      42,356        36,987
Other assets                                                                                                       8            11
                                                                                                        ------------  ------------
   Total assets                                                                                         $     42,379  $     37,023
                                                                                                        ============  ============

LIABILITIES
Dividends payable and other liabilities                                                                 $        336  $        269

STOCKHOLDERS' EQUITY                                                                                          42,043        36,754
                                                                                                        ------------  ------------
   Total liabilities and stockholders' equity                                                           $     42,379  $     37,023
                                                                                                        ============  ============




                                                   CONDENSED STATEMENTS OF INCOME
                                                                                                  Years Ended December 31
                                                                                          ----------------------------------------
                                                                                              1996          1995          1994
                                                                                          ------------  ------------  ------------
                                                                                                       (in thousands)
Dividends from Lake City Bank                                                             $      1,091  $        928  $        982
Interest on deposits and repurchase agreements, Lake City Bank                                      24             6             3
Miscellaneous income                                                                                 0            10            22
Equity in undistributed income of subsidiary                                                     5,353         4,719         4,168
Miscellaneous expense                                                                               17            14            68
                                                                                          ------------  ------------  ------------
INCOME BEFORE INCOME TAXES                                                                       6,451         5,649         5,107
   Income tax expense (credit)                                                                       7             4           (19)
                                                                                          ------------  ------------  ------------
NET INCOME                                                                                $      6,444  $      5,645  $      5,126
                                                                                          ============  ============  ============

------------------------------------------------------------------------------
NOTE 14 - PARENT COMPANY STATEMENTS (continued)


                                                 CONDENSED STATEMENTS OF CASH FLOWS
                                                                                                  Years Ended December 31
                                                                                          ----------------------------------------
                                                                                              1996          1995          1994
                                                                                          ------------  ------------  ------------
                                                                                                       (in thousands)
Cash flows from operating activities
   Net income                                                                             $      6,444  $      5,645  $      5,126
   Adjustments to net cash from operating activities
      Equity in undistributed income of subsidiary                                              (5,353)       (4,719)       (4,168)
      Other changes                                                                                 70             3            18
                                                                                          ------------  ------------  ------------
         Net cash from operating activities                                                      1,161           929           976
Cash flows from investing activities                                                              (251)          104          (137)
Cash flows from financing activities                                                              (920)       (1,023)         (848)
                                                                                          ------------  ------------  ------------
Net increase (decrease) in cash and cash equivalents                                               (10)           10            (9)
Cash and cash equivalents at beginning of the year                                                  25            15            24
                                                                                          ------------  ------------  ------------
Cash and cash equivalents at end of the year                                              $         15  $         25  $         15
                                                                                          ============  ============  ============

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

    The following table contains the estimated fair values and the related carrying values of the Corporation's financial instruments at December 31, 1996 and 1995. Items which are not financial instruments are not included.


                                                                                       1996                        1995
                                                                            --------------------------  --------------------------
                                                                              Carrying     Estimated      Carrying     Estimated
                                                                               Value       Fair Value      Value       Fair Value
                                                                            ------------  ------------  ------------  ------------
                                                                                                (in thousands)
Cash and cash equivalents                                                   $     44,879  $     44,879  $     26,895  $     26,895
Real estate mortgages held-for-sale                                                  895           907           145           147
Securities available-for-sale                                                     81,842        81,842        82,120        82,120
Securities held-to-maturity                                                      125,274       126,373       113,888       115,328
Loans, net                                                                       376,959       376,086       322,145       322,692
Accrued income receivable                                                          4,254         4,254         4,003         4,003
Mortgage servicing rights                                                            205           205             0             0
Certificates of deposit                                                         (308,543)     (309,997)     (265,038)     (266,600)
All other deposits                                                              (188,010)     (188,010)     (166,896)     (166,896)
Securities sold under agreements to repurchase                                   (85,611)      (85,717)      (58,151)      (58,496)
Other short-term borrowings                                                       (2,769)       (2,769)      (18,980)      (18,980)
Long-term debt                                                                   (23,531)      (23,466)      (17,432)      (17,505)
Accrued expenses payable                                                          (5,033)       (5,033)       (4,481)       (4,481)

     For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 1996 and 1995. The estimated fair value for cash, cash equivalents and accruals is considered to approximate cost. Real estate mortgages held-for-sale are based upon either the actual contracted price for those loans sold but not yet delivered, or the current FHLMC price for normal delivery of mortgages with similar coupons and maturities at year-end. The estimated fair value for securities is based on quoted market rates for individual securities or for equivalent quality, coupon and maturity securities. The estimated fair value of loans is based on estimates of the rate the Corporation would charge for similar loans at December 31, 1996 and 1995, applied for the time period until estimated repayment. The estimated fair value of mortgage servicing rights is based upon valuation methodology which considers current market conditions and historical performance of the loans being serviced. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for certificates of deposit and borrowings is based on estimates of the rate the Corporation would pay on such deposits or borrowings at December 31, 1996 and 1995, applied for the time period until maturity. The estimated fair value of short-term borrowed funds is considered to approximate carrying value. The estimated fair value of other financial instruments and off-balance sheet loan commitments approximate cost and are not considered significant to this presentation.
     While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Corporation to have disposed of such items at December 31, 1996 and 1995, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1996 and 1995, should not necessarily be considered to apply at subsequent dates.
     In addition, other assets and liabilities of the Corporation that are not defined as financial instruments are not included in the above disclosures, such as land, premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of the Corporation's trust department, the trained work force, customer goodwill and similar items.

------------------------------------------------------------------------------
NOTE 16 - COMMITMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

     During the normal course of business, the Corporation becomes a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These financial instruments include commitments to make loans and open-ended revolving lines of credit. Amounts as of December 31, 1996 and 1995, were as follows:


                                                                                       1996                        1995
                                                                            --------------------------  --------------------------
                                                                               Fixed        Variable       Fixed        Variable
                                                                                Rate          Rate          Rate          Rate
                                                                            ------------  ------------  ------------  ------------
                                                                                                (in thousands)
Commercial loan lines of credit                                             $     13,063  $     98,155  $      2,558  $    100,033
Commercial loan standby letters of credit                                              0         7,865             0         4,608
Real estate mortgage loans                                                           941           532           699           199
Real estate construction mortgage loans                                                0         1,997             0           963
Credit card open-ended revolving lines                                             4,947             0         4,153             0
Home equity mortgage open-ended revolving lines                                        0        16,743             0        13,955
Consumer loan open-ended revolving lines                                               0         2,835             0         2,556
                                                                            ------------  ------------  ------------  ------------
   Total                                                                    $     18,951  $    128,127  $      7,410  $    122,314
                                                                            ============  ============  ============  ============

     At December 31, 1996 and 1995, the range of interest rates for commercial loan commitments with a fixed rate was 7.86% to 12.00% and 6.99% to 12.00%, respectively. The range of interest rates for commercial loan commitments with variable rates was 7.75% to 12.25% and 6.84% to 12.50% at December 31, 1996 and 1995, respectively. The index on variable rate commercial loan commitments is principally the Bank's base rate.
     Commitments, excluding open-ended revolving lines, generally have fixed expiration dates of one year or less. Credit card open-ended revolving lines of credit are normally reviewed bi-annually and other personal lines of credit are normally reviewed annually. Since many commitments expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Corporation follows the same credit policy (including requiring collateral, if deemed appropriate) to make such commitments as is followed for those loans that are recorded in its financial statements.
     The Corporation's exposure to credit losses in the event of nonperformance is represented by the contractual amount of the commitments. Management does not expect any losses as a result of these commitments.
     There are presently no lawsuits which, in the opinion of management and legal counsel, would have a material affect on the financial statements.

NOTE 17 - REGULATORY MATTERS
     The Corporation is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996 and 1995, the Corporation meets all capital adequacy requirements to which it is subject.
     As of December 31, 1996, the most recent notification from the federal regulators categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Corporation must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Corporation's category.


                                                                                                           Minimum Required To Be
                                                                                       Minimum Required    Well Capitalized Under
                                                                                         For Capital       Prompt Corrective Action
                                                                  Actual              Adequacy Purposes          Regulations
                                                          -----------------------  ----------------------- -----------------------
                                                             Amount       Ratio       Amount       Ratio      Amount       Ratio
                                                          ------------  ---------  ------------  --------- ------------- ---------
                                                                                   (amounts in thousands)
As of December 31, 1996
    Total Capital (to Risk Weighted Assets)               $     46,860     11.19%  >=$    33,501 >=  8.00% >=$    41,876 >= 10.00%
    Tier I Capital (to Risk Weighted Assets)              $     41,624      9.94%  >=$    16,750 >=  4.00% >=$    25,125 >=  6.00%
    Tier I Capital (to Average Assets)                    $     41,624      6.29%  >=$    26,469 >=  4.00% >=$    33,087 >=  5.00%

As of December 31, 1995
    Total Capital (to Risk Weighted Assets)               $     40,709     11.38%  >=$     28,61 >=  8.00% >=$    35,772 >= 10.00%
    Tier I Capital (to Risk Weighted Assets)              $     36,224     10.13%  >=$     14,30 >=  4.00% >=$    21,455 >=  6.00%
    Tier I Capital (to Average Assets)                    $     36,224      6.31%  >=$     22,96 >=  4.00% >=$    28,703 >=  5.00%

------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS
------------------------------------------------------------------------------

Stockholders and Board of Directors
Lakeland Financial Corporation
Warsaw, Indiana

     We have audited the accompanying consolidated balance sheets of Lakeland Financial Corporation and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lakeland Financial Corporation and subsidiary as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.
     As discussed in Note 1, the Corporation adopted new accounting guidance for impaired loans in 1995 and new accounting guidance for mortgage servicing rights in 1996.







                                          CROWE, CHIZEK AND COMPANY  LLP
South Bend, Indiana
January 16, 1997


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
------------------------------------------------------------------------------

     Management is responsible for the preparation of the Corporation's consolidated financial statements and related information appearing in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Corporation's financial position and results of operations and were prepared in conformity with generally accepted accounting principles. Management also has included in the Corporation's financial statements, amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.
     The Corporation maintains a system of internal controls designed to provide reasonable assurance that all assets are safeguarded, financial records are reliable for preparing Consolidated Financial Statements and the Corporation complies with laws and regulations relating to safety and soundness which are designated by the FDIC and other appropriate federal banking agencies. The selection and training of qualified personnel and the establishment and communication of accounting and administrative policies and procedures are elements of this control system. The effectiveness of the internal control system is monitored by a program of internal audit and by independent certified public accountants ('independent auditors'). Management recognizes that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. Management believes the Corporation's system provides the appropriate balance between costs of controls and the related benefits.
     The independent auditors have audited the Corporation's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of the reported operating results and financial position. The Board of Directors of the Corporation has an Audit Review Committee composed of five non-management Directors. The Committee meets periodically with the internal auditors and the independent auditors.

Management's Discussion and Analysis of Financial Condition and Results of Operations
------------------------------------------------------------------------------
FINANCIAL CONDITION

Liquidity
     The Corporation manages its primary liquidity position to provide funding at the lowest possible cost, for anticipated loan demand and/or deposit run-off that occurs in the regular course of business. Such sources of liquidity are: Federal fund lines with correspondent banks, advances from the Federal Home Loan Bank, repurchase agreements with local customers and cash flow from the securities portfolio. This cash flow from the securities portfolio could total approximately $49.6 million in 1997, given current prepayment assumptions. Additionally, continuous growth into new markets in northern Indiana has diversified the retail deposit base, reducing volatility that might occur in one geographical location.
     The Corporation manages a secondary liquidity position to provide funding in the event of unanticipated loan demand and/or deposit run-off. Management has designated approximately 39.3 percent of its investment portfolio as available-for-sale (AFS). This designation provides the liquidity to fund abnormal loan demand, or to manage the loss of deposits. The Corporation's securities are all very high quality and easily marketable, with 87.8 percent either U.S. Treasuries, Federal agency securities or mortgage-backed securities directly or indirectly guaranteed by the Federal government.

     The following is a brief description of the sources and uses of funds for the indicated periods:

     During the year ended December 31, 1996, there was a net increase of $18.0 million in cash and cash equivalents. The major uses of cash during the period included the funding of a $54.9 million increase in loans, the purchase of securities totaling $34.7 million and the purchase of new premises and equipment of $3.6 million. Major sources of funds were: a net increase in cash from operating activities of $7.2 million, maturities and calls of securities totaling $22.9 million, an increase in deposits of $64.6 million and a $17.3 million increase in total borrowings.
     During the year ended December 31, 1995, there was a net increase of 2.7 million in cash and cash equivalents. The major uses of cash during the period included the funding of a $39.2 million increase in loans, the purchase of securities totaling $42.9 million and the purchase of new premises and equipment of $3.7 million. Major sources of funds were: a net increase in cash from operating activities of $8.1 million, maturities and sales of securities totaling $18.9 million, an increase in deposits of $35.2 million and a $28.8 million increase in total borrowings.
     During the year ended December 31, 1994, there was a net increase of $11.3 million in cash and cash equivalents. The major uses of cash during the period included the funding of a $27.7 million increase in loans and the purchase of securities totaling $28.5 million. Major sources of funds were: a net increase in cash from operating activities of $10.3 million, maturing securities of $15.3 million, an increase in deposits of $26.7 million and an $18.5 million increase in total borrowings.

Asset/Liability Management (ALCO) and Securities
     The Board of Directors annually reviews and approves the ALCO policy used to manage interest rate risk. This policy sets guidelines for balance sheet structure that protects the Corporation from excessive net income volatility that could result from changing interest rates. The Corporation uses a GAP report, which details the relative mismatch of asset and liability cash flows occurring in specified time horizons, and a computer program to stress test the balance sheet under a wide variety of interest rate scenarios. This model quantifies the impact on income of such things as: changes in customer preference for products, basis risk between the assets and the funds supporting them and the risk inherent in different yield curves. The ALCO committee reviews these possible outcomes and makes loan, investment and deposit decisions that maintain reasonable balance sheet structure in light of potential interest rate movements. After the committee has specified a maximum risk tolerance for dollar margin volatility, the committee develops guidelines for the GAP ratios. As indicated in Table 1 - Repricing Opportunities, the Corporation's cumulative GAP ratio at December 31, 1996, for the next 12 months is a negative 17.6 percent of total assets. This ratio indicates that the interest margin could be slightly lower if interest rates rise, as compared to flat or falling interest rate environments. The computer model produces a slightly different result, and highlights one of the major problems with GAP analysis. While GAP may provide a basic guide to rate risk exposure in certain rate environments, it cannot effectively provide a dollar margin impact since it ignores the rates on maturing assets and liabilities, the different indices used to price products and the changes in customer preference that occur whenever interest rates change. Factoring all of these things into the computer simulation, the Corporation is exposed to falling rates. That is, the interest margin could be slightly lower if rates fall. The degree of this exposure is within policy limits.
     The Corporation's investment portfolios consist of U.S. Treasuries, agencies, mortgage-backed securities, municipal bonds and corporates. During 1996, purchases have been primarily U.S. Treasuries, mortgage-backed ecurities and municipal bonds. At December 31, 1996, the Corporation's investment in mortgage-backed securities comprised approximately 63 percent of total securities and consisted of CMO's and mortgage pools issued by GNMA, FNMA and FHLMC. As such, these securities are backed directly or indirectly by the Federal government. All mortgage securities are purchased to conform to the FFIEC high risk standards which prohibit the purchase of securities that have excessive price, prepayment, extension and original life risk characteristics. The Corporation uses Bloomberg analytics to evaluate and monitor all purchases. At December 31, 1996, the mortgage securities in the AFS portfolio had a one and one-half year average life, with approximately 6 percent price depreciation should rates move up 300 basis points and approximately 4 percent price appreciation should rates move down 300 basis points. The mortgage securities in the HTM portfolio had a three year average life and the potential for approximately 9 percent price depreciation should rates increase 300 basis points and approximately 7 percent price appreciation should rates move down 300 basis points. As of December 31, 1996, all mortgage securities continue to be in compliance with FFIEC guidelines, and are performing in a manner consistent with management's original expectations.

Capital Management
     The Corporation believes that a strong capital position is vital to long-term earnings and expansion. Currently the Corporation maintains capital levels in excess of "well-capitalized" levels as defined by the FDIC. Bank regulatory agencies exclude the market value adjustment created by SFAS No. 115 (AFS adjustment) from capital adequacy calculations. Therefore, excluding this adjustment from the calculation, the Corporation attained tier I leverage capital, tier I risk based capital and tier II risk based capital ratios of
6.3 percent, 9.9 percent and 11.2 percent, respectively at December 31, 1996. All three ratios exceed the "well-capitalized" minimums of 5.0 percent, 6.0 percent and 10.0 percent, respectively.
     The ability to maintain these ratios at these levels is a function of net income growth and a prudent dividend policy. Total stockholders' equity increased by 14.4 percent, to $42,043,000 as of December 31, 1996, from $36,754,000 as of December 31, 1995. Total stockholders' equity increased by
40.7 percent or $12,154,000 from $29,889,000 as of December 31, 1994. The 1996 growth resulted from the retention of net income of $6,444,000, minus cash dividends declared of $1,335,000 less the change in the AFS adjustment of $235,000, net of tax, plus $415,000 from issuing shares of common stock. The AFS adjustment reflects an 82 basis point increase in three to five year U. S. Treasury rates during 1996. Since the securities portfolio is primarily fixed rate, a negative equity adjustment should occur whenever interest rates increase. Management has factored this into the determination of the size of the AFS portfolio, to assure that stockholders' equity is adequate under various scenarios. The 1995 growth of $6,865,000 resulted from the retention of net income of $5,645,000, minus cash dividends declared of $1,066,000, plus the AFS adjustment of $2,286,000, net of tax. This 1996 AFS adjustment reflected a 250 basis point decrease in three to five year U. S. Treasury rates during 1995.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
------------------------------------------------------------------------------
     Management is not aware of any known trends, events or uncertainties that would have a material effect on the Corporation's liquidity, capital and results of operations. Nor is management aware of any regulatory recommendations that, if implemented, would have such an effect.

Allowance for Credit Risk
     At December 31, 1996, the allowance for loan losses was $5,306,000 or
1.39 percent of total loans outstanding, compared with $5,472,000 or 1.67 percent of total loans outstanding at December 31, 1995. The process of identifying credit losses that may occur based upon current circumstances is subjective. Therefore, the Corporation maintains a general allowance to cover all credit losses within the entire portfolio. The methodology management uses to determine the adequacy of the loan loss reserve is as follows:

   1.Management reviews the larger individual loans (primarily in the commercial loan portfolio) for unfavorable collectibility factors (including impairment) and assesses the requirement for specific reserves on such credits. For those loans not subject to specific reviews, management reviews previous loan loss experience to establish historical ratios and trends in charge-offs by loan category. The ratios of net charge-offs to particular types of loans enables management to establish charge-offs in future periods by loan category and thereby establish appropriate reserves for loans not specifically reviewed.

   2.Management reviews the current and anticipated economic conditions of its lending market to determine the effects on future loan charge-offs by loan category, in addition to the effects on the loan portfolio as a whole.

   3.Management reviews delinquent loan reports to determine risk of future charge-offs. High delinquencies are generally indicative of an increase in future loan charge-offs.

     Given this methodology for determining the adequacy of the loan loss reserve, the provision for loan losses was substantially lower in 1996 and 1995 as compared to prior periods. This reduction reflects the trend in past due accruing loans (90 days or more) which are currently at historically low levels. It also reflects the immaterial level of nonaccrual loans over the same period. These trends in non-performing loans reflect both general economic conditions that have promoted growth and expansion in the Corporation's market area, and a credit risk management strategy that promotes diversification.
     At December 31, 1996, 62.0 percent of the Corporation's allowance for loan losses was classified as unallocated. To a large extent, this reflects the growth in total loans over the last three years of $122 million, or about
46.9 percent, and the concentration of this loan growth in the commercial loan portfolio. With this type of commercial loan growth, management believes that it is prudent to continue to provide for loan losses, due to the inherent risk associated with commercial loans.

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

Growth and Expansion
     The assets of the Corporation increased 15.5 percent, or $87,972,000, to $656,551,000 as of December 31, 1996, from $568,579,000 as of December 31,
1995. Assets at December 31, 1995, increased 14.4 percent, or $71,616,000, from $496,963,000 as of December 31, 1994. The Corporation has been pursuing expansion into contiguous markets since 1990. Most recently, the Corporation opened two additional offices and one free-standing ATM during 1996. Plans call for additional expansion in Elkhart and St. Joseph counties in 1997. Although growth continues to be strong in the traditional markets served by the Corporation, much of the growth experienced in 1996 was in the new markets served by the Corporation. The Corporation's market area now includes:
Elkhart, Fulton, Kosciusko, LaGrange, Marshall, Noble and Whitley counties. As in the past, the Corporation expects to continue to serve its market by adding new products, offices and ATM's in areas where the demographic trends dictate. This activity will contribute to net income in future years.

Changes in Accounting Methods
     Effective January 1, 1995, the Corporation adopted SFAS No. 114, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan. The effect on the Corporation of the adoption of this accounting standard was not material.
     On January 1, 1996, the Corporation adopted SFAS No. 122 "Accounting for Mortgage Servicing Rights", which requires recognition of an asset when servicing rights are retained on in-house originated loans that are sold. Adopting SFAS No. 122 did not have a significant impact on the financial condition and operations for 1996. The impact in subsequent years is difficult to predict.

RESULTS OF OPERATIONS

1996 vs 1995

     Continued growth and expansion have brought Corporation assets and earnings to record levels again in 1996. Total assets of the Corporation were $656,551,000 at December 31, 1996, an increase of $87,972,000 or 15.5 percent over the assets at December 31, 1995. Total loans at December 31, 1996 increased to $382,265,000. That is an increase of $54,648,000 or 16.7 percent over the balance at December 31, 1995. Total deposits increased to $496,553,000 at December 31, 1996, an increase of $64,619,000 or 15.1 percent while core funding, deposits plus securities sold under agreements to repurchase, increased $92,079,000 or 18.8 percent to $582,164,000. On an average daily basis, gross earning assets increased 12.6 percent and deposits plus purchased funds increased 12.5 percent.
     For 1996, total interest income was $45,941,000 which is an increase of $3,997,000 or 9.5 percent from the prior year. This is a result of the increased earning assets offset by a 24 basis point decrease in the earning asset yield. The decrease in the earning asset yield reflects the 56 basis point reduction in the average prime rate for 1996, as compared to 1995 and its effect on the commercial loan portfolio yield.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
------------------------------------------------------------------------------
     Nonearning assets of the Corporation include nonaccrual loans and investments, other real estate, and repossessions. These nonearning assets were $1,097,000, $1,207,000 and $815,000 as of December 31, 1996, 1995 and
1994, respectively. Nonaccrual loans totaled $384,000, $532,000 and $18,000, respectively at the end of the years 1996, 1995 and 1994.
     Interest expense was $23,737,000 for 1996, an increase of $2,095,000 or
9.7 percent over the amount for 1995. This reflects a $62,299,000 increase in the average daily balance of deposits and purchased funds offset by an 11 basis point decrease in the average rate paid on these funds. The largest increase was in the average daily balance of time deposits which increased $43,195,000 for 1996, as compared to 1995.
     Net interest income for 1996 was $22,204,000 as compared to $20,302,000 for 1995, an increase of $1,902,000 or 9.4 percent. As a percentage of average earning assets it was 4.06 percent for 1996, a 12 basis point decrease from the percentage for 1995. This reflects the decrease in the average rate paid on deposits and purchased funds being 13 basis points less than the decrease in the average yield on earning assets and the continued shift of deposits to the higher cost time deposits.
     As indicated in the Notes to Consolidated Financial Statements and the discussion of financial condition, management maintains the allowance for loan losses at an appropriate level given many different factors. Management believes the December 31, 1996 allowance of $5,306,000 is adequate to absorb all potential risk applicable to the classification of loans as loss, doubtful, substandard or special mention. This allowance does not represent or result from trends that will materially adversely impact future operating results, liquidity, or capital resources. Net interest income after the provision for loan losses was $22,084,000 for 1996, an increase of $1,902,000 or 9.4 percent over the amount for 1995.
     Noninterest income for 1996 increased $1,028,000 over the amount for 1995, totaling $5,799,000 for the year. All major components of noninterest income increased except for security gains and losses. Trust income increased
24.3 percent from the amount for 1995 to $881,000 for 1996. Service charges on deposit accounts increased 24.2 percent to $2,809,000 for 1996. This increase resulted from the continued acceptance of the Corporation's individual deposit accounts paying fees and adjustments to the schedule of deposit fees. The $380,000 increase in other noninterest income resulted from increases in a variety of income sources including discount brokerage fees, wire transfer fees, and gains on sales of other real estate. The increase in gains on sales of real estate mortgages held-for-sale are a result of continued sales of mortgages to the secondary market and the adoption of SFAS No. 122. These gains were $412,000 for 1996 as compared to $159,000 for 1995, an increase of $253,000. Approximately $205,000 of these gains were a result of adopting SFAS No. 122. The small security losses recorded in 1996 were primarily the result of several partial calls. During 1995, sales of securities available-for-sale and calls of securities held-to-maturity accounted for the gain of $315,000.
     Noninterest expense was $17,935,000 for the year ended December 31, 1996, an increase of $1,691,000 or 10.4 percent over the amount for 1995. All components of noninterest expense increased with the largest increase being salaries and employee benefits which increased $1, 049,000 or 12.3 percent. The increase in salaries and employee benefits reflects the normal salary increases along with the increases in staff related to the 5 new offices opened during the last 18 months. The number of full-time equivalent employees increased to 320 at December 31, 1996, as compared to 292 at December 31, 1995. The $110,000 increase in net occupancy expense also reflect the additional offices. The increase of $241,000 in equipment costs reflects both the additional offices and investments necessary to stay current with technology. As indicated in the Notes to Consolidated Financial Statements, all components of other expense increased except for the regulatory fees and FDIC insurance. The decrease in regulatory fees and FDIC insurance is primarily due to the reduced premium rates on FDIC insurance for 1996 as compared to 1995.
     As a result of all these factors, income before income tax expense increased $1,239,000 or 14.2 percent to $9,948,000 for 1996, as compared to $8,709,000 for 1995. Income tax expense was $3,504,000 and $3,064,000 for 1996 and 1995, respectively. For both 1996 and 1995, the income tax expense as a percentage of income before tax remained at 35.2 percent. Net income increased to $6,444,000 for 1996, an increase of $799,000 or 14.2 percent over the net income of $5,645,000 for 1995. Net income per share for 1996 was $2.22 as compared to $1.96 for 1995. Net income of $6,444,000 represents a 17.9 percent return on January 1, 1996 stockholder's equity (excluding the equity adjustment related to SFAS No. 115) and a 1.07 percent return on average daily assets.

1995 vs 1994

     Corporation assets and earnings were at record levels in 1995. Total assets were at $568,579,000 at December 31, 1995, an increase of $71,616,000 or 14.4 percent over the assets at December 31, 1994. Loans increased 13.8 percent, or $39,661,000, to $327,617,000 at year-end 1995. Total deposits increased 8.9 percent, or $35,194,000, to $431,934,000 at December 31, 1995.
Core funding, deposits plus securities sold under agreement to repurchase, increased 11.8 percent, or $51,595,000, to $490,085,000. Net income totaled $5,645,000, exceeding 1994 by 10.1 percent. On an average daily basis, gross earning assets increased by 14.8 percent and total deposits and purchased funds increased by 14.3 percent. The Gateway Bank office added in July, 1995 accounted for approximately one-third of this average daily earning asset growth.
     Total interest income increased 25.0 percent, or $8,424,000 to $42,079,000 for the year ended December 31, 1995. This increase was a result of the increase in daily average earning assets and a 97 basis point increase in the overall tax equivalent yield on earning assets as compared to the 1994 overall tax equivalent yield. The increase in the tax equivalent yield on earning assets is reflective of the 168 basis point increase in the average prime rate during 1995, and the effect this prime rate increase had on the commercial loan portfolio yield.
     Nonearning assets of the Corporation include nonaccrual loans and investments, other real estate, and repossessions. These nonearning assets amounted to $1,207,000, $815,000 and $2,379,000 as of December 31, 1995, 1994
and 1993, respectively. Nonaccrual loans totaled $532,000, $18,000 and $0, respectively at the end of the years 1995, 1994 and 1993. Four mortgage loans acquired from Gateway account for the majority of the amount in nonaccrual loans for 1995.
     Interest expense for 1995 was $21,642,000. This is an increase of $6,755,000, or 45.4 percent, over the interest expense for 1994. The increase in interest expense is attributable to the continued growth in time deposit balances and rising interest rates. Average daily balances of time deposits increased 24.1 percent over the prior year average daily balances and the average rate paid on time deposits increased 161 basis points.
     Net interest income increased $1,669,000 or 8.9 percent, to $20,437,000 in 1995, from $18,768,000 in 1994. Net interest income as a percentage of earning assets was 4.18 percent for 1995. This is a decrease of 23 basis points from the 4.41 percentage for 1994. This decrease resulted from the increase in the rates paid on deposits and purchased funds being 25 basis points higher than the increase in the rates for earning assets. The increase in rates paid on deposits and purchased funds reflected both the effects of competition and the shift of balances from savings and money market funds to higher cost time deposits.
     As indicated in the Notes to Consolidated Financial Statements and the discussion of financial condition, management maintains the allowance for loan losses at an appropriate level given many different factors. The December 31, 1995, allowance of $5,472,000 was believed by management to be adequate to absorb all potential risk applicable to the classification of loans as loss, doubtful, substandard or special mention. Net interest income after provision for loan losses increased $2,344,000, or 13.0 percent, to $20,317,000 in 1995, from $17,973,000 in 1994.
     Trust income and service charges on deposit accounts, two major components of noninterest income, increased 10.6 percent, or $284,000 in 1995 to $2,971,000 in 1995, from $2,687,000 in 1994. Trust income increased to $709,000 for 1995, as compared to $609,000 for 1994, an increase of 16.4

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
------------------------------------------------------------------------------
percent. Service charges on deposit accounts increased 8.9 percent to $2,262,000 in 1995. This increase is reflective of the continued acceptance of the Corporation's individual deposit accounts paying fees. Other income decreased by $221,000 when compared to 1994. Other income in 1994 included a one-time event relating to the reversal of certain other real estate valuation allowances that contributed $404,000 to other income. Without that one-time event in 1994, the other income for 1995 would have increased $183,000 over the amount for 1994.
     The Corporation continued its program of originating mortgages for sale on the secondary market. Loans originated for sale in 1995 were $10,878,000 as compared to $9,426,000 originated for sale in 1994. Gains on the sales of these loans totaled $159,000 a decrease of $18,000 from the gains recorded in 1994.
     The ALCO committee reviews the portfolio monthly and makes investment decisions based upon the projected balance sheet needs. During 1995, there were sales of securities available-for-sale which resulted in net gains of $331,000 and there were calls of securities held-to-maturity which resulted in losses of $16,000. The net of these activities resulted in security gains of $315,000 for 1995 as compared to net security losses of $7,000 in 1994. The small security losses in 1994 were the result of several partial calls on zero coupon bonds.
     The result of the changes in all components of noninterest income was an increase in total noninterest income of $367,000, or 8.6 percent, over the amounts recorded for 1994.
     Salaries and employee benefit costs for 1995 increased $1,243,000, or
17.1 percent, to $8,521,000. This increase was attributable to a 5.0 percent increase in full-time equivalent employees (FTE) in 1995, to 292, along with normal salary increases. The increase in FTE was a result of the opening of three new offices and the acquisition of Gateway Bank during 1995. Additionally, the increase in salaries and employee benefits reflected the increased cost of fringe benefit and indirect payroll programs which are tied to Corporate performance.
     Net occupancy and equipment costs increased to $2,604,000 in 1995, from $2,058,000 in 1994, an increase of $546,000 or 26.5 percent. This increase was also due to the new offices added during 1995 as well as having the expenses for the full year for the two offices opened in the fourth quarter of 1994. This increase was also a result of investments in the equipment needed to stay current with technology.
     Other expense increased 7.6 percent, or $363,000, to $5,119,000 for 1995. As indicated in the Notes to Consolidated Financial Statements, all components of other expense increased from 1994 to 1995 except for Regulatory Fees and FDIC Insurance. During 1995, the FDIC announced that the Bank Insurance Fund reached its capitalization target in May. As a result, the FDIC refunded excess premiums that banks paid from June to September and reduced the FDIC premium rates. This refund and the reduction in FDIC premiums resulted in the $288,000 decrease in Regulatory Fees and FDIC Insurance for 1995 as compared to 1994.
     As a result of all these factors, income before income tax expense increased $559,000, or 6.9 percent, to $8,709,000 from the $8,150,000 for
1994. Income tax expense was $3,064,000 and $3,024,000 in 1995 and 1994, respectively, which represent 35.2 percent and 37.1 percent of income before taxes. The reduction in the average tax rate is due to a higher level of tax exempt income, the net operating loss carryforward related to the Gateway acquisition and an increase in Federal and State tax credits. Net income increased to $5,645,000 for 1995 from $5,126,000 for 1994, an increase of $519,000, or 10.1 percent. Net income per share was $3.92 for 1995, as compared to $3.56 for 1994. Net income of $5,645,000 represents a 17.9 percent return on January 1, 1995, stockholders' equity (excluding the equity adjustment related to SFAS No. 115), and a 1.05 percent return on average daily assets.

TABLE 1 - REPRICING OPPORTUNITIES
----------------------------------------------------------------------------------------------------------------------------------

     The table below illustrates the funding gaps for selected maturity periods as of December 31, 1996, for Lake City Bank only.
Repricing opportunities for fixed rate loans and mortgage-backed securities are based upon anticipated prepayment speeds. Demand deposit accounts and savings accounts are classified as having maturities beyond four years.


                                                                                          Repricing or Maturing Within
                                                                              ----------------------------------------------------
                                                                                     6                7-12              1-4
                                                                                  Months             Months            Years
                                                                              ---------------   ----------------  ----------------
                                                                                                 (in thousands)
Earning Assets
Loans                                                                         $       228,759   $         29,007  $         93,006
Securities                                                                             25,996              9,921           119,924
Short-term investments                                                                  3,491                  0               198
                                                                              ---------------   ----------------  ----------------
     Total                                                                            258,246             38,928           213,128
                                                                              ---------------   ----------------  ----------------

Deposits and Purchased Funds
Transaction accounts                                                                   66,601                  0                 0
Time deposits                                                                         186,019             58,171            58,446
Short-term borrowings                                                                  70,582             12,023             5,775
Long-term borrowings                                                                    8,135                  0            14,096
                                                                              ---------------   ----------------  ----------------
     Total                                                                            331,337             70,194            78,317
                                                                              ---------------   ----------------  ----------------
Interest sensitivity GAP                                                      $       (73,091)  $        (31,266) $        134,811
                                                                              ===============   ================  ================

Cumulative interest sensitivity GAP                                           $       (73,091)  $       (104,357) $         30,454
                                                                              ===============   ================  ================

Cumulative GAP as percent of earning assets                                           (12.3)%            (17.6)%              5.1%
                                                                              ===============   ================  ================

LAKE CITY BANK OFFICERS
R. Douglas Grant                   President
Paul S. Siebenmorgen               Executive Vice President          Retail Services
Walter L. Weldy                    Executive Vice President          Kevin L. Deardorff                 Senior Vice President
                                                                     Craig R. Atz                       Vice President
                                                                     Dale L. Cramer                     Vice President
Commercial Services                                                  Thomas P. Frantz                   Vice President
Charles D. Smith                   Senior Vice President             Janet K. Anderson                  Assistant Vice President
David A. Bickel                    Vice President                    Barry A. Bailey                    Assistant Vice President
James R. Cowan                     Vice President                    Dennis E. Dolby                    Assistant Vice President
Michael E. Gavin                   Vice President                    Craig A. Haecker                   Assistant Vice President
William D. Leedy                   Vice President                    W. Randy Yoder                     Assistant Vice President
J. Randall Leininger               Vice President                    Glenn A. Goudey                    Senior Mtg. Underwriter
H.A. "Rocky" Meyer                 Vice President                    Rick A. Spicer                     Mortgage Underwriter
Willard N. Schieler                Vice President                    April J. Gayton                    Mortgage Banking Officer
Thomas G. Stark                    Vice President                    Linda A. Rodriguez                 Mtg. Loan Originator
James C. Stout                     Vice President                    Melanie R. Shipley                 Retail Banking Officer
Randal U. Vutech                   Vice President                    Lisa A. Stookey                    Retail Banking Officer
Edward D. Jarrett                  Assistant Vice President
J. Chad Stoltzfus                  Assistant Vice President
Chad D. Broyette                   Commercial Banking                Financial & Operations
                                   Officer                           Terry M. White                     Senior Vice President
Brent E. Hoffman                   Commercial Banking                James J. Nowak                     Vice President
                                   Officer                                                              and Controller
Michael A. Zimmerman               Commercial Banking                Teresa A. Bartman                  Assistant Vice President
                                   Officer                                                              and Assistant Controller
                                                                     Dennis L. Huff                     Vice President and M.I.S.
                                                                     Judy K. Harvey                     Vice President
Trust & Investments                                                  Lisa M. Bicknese                   Assistant Vice President
Dennis E. Cultice                  Senior Vice President             Vicki D. Martin                    Assistant Vice President
Coral G. Amspaugh                  Vice President                    Rebecca M. Siery                   Assistant Vice President
Jeanine D. Knowles                 Vice President                    Lorretta J. Burnworth              Operations Officer
Max A. Mock                        Vice President                    Jean A. Ciriello                   Operations Officer
Anne M. Bailey                     Assistant Vice President          Joanie L. Foreman                  Operations Officer
Jill A. Hester                     Assistant Vice President          William L. Hilliard                Operations Officer
Connie S. Miller                   Trust Officer                     Jan R. Martin                      Operations Officer
Shelley A. Moore                   Trust Operations Officer          Elizabeth A. Neves                 Operations Officer
                                                                     Linda A. Owens                     Operations Officer
                                                                     Angela K. Ritchey                  Operations Officer
Marketing, Human Resources and                                       Linda L. Swoverland                Operations Officer
   Facilities
D. Jean Northenor
Gregory D. Lawrence                Vice President
Cathy L. Teghtmeyer                Vice President                    Audit
Paul S. Purvis                     Assistant Vice President          Betty L. McHenry                   Senior Vice President
Bettie S. Moore                    Assistant Human                                                      and Auditor
                                   Resources Officer                 Ryan B. Weaver                     Assistant Vice President
John  W. Gove                      Facilities Manager                Teah D. Wicks                      Assistant Auditor

Office Administration
Walter L. Weldy                    Executive Vice President
E. Ray Younce                      Senior Vice President
Peggy A. Guyas                     Vice President
Jane E. Miller                     Vice President
Timothy L. Sutton                  Vice President
Jeannine P. Cooley                 Assistant Vice President
Ruth A. Hutcherson                 Assistant Vice President
Nancy L. Hofer                     Retail Banking Officer
Sarah Miller-Bontrager             Retail Banking Officer




Offices
Akron                                         Jane Murphy                                  Assistant Vice President
Argos                                         Michael D. Burroughs                         Vice President
Bremen                                        Matthew K. Bixel                             Vice President
Columbia City                                 Lisa A. Hockemeyer                           Assistant Vice President
Concord                                       Jeri L. Yoder                                Assistant Vice President
Cromwell                                      Jerry L. Stoner                              Office Manager
Elkhart                                       Rosalie M. Smith                             Vice President
                                              Debra L. Griggs                              Assistant Office Manager
Elkhart East                                  Mervin "Bud" Hammon                          Vice President
Elkhart Hubbard Hill                          Thomas Walker                                Assistant Vice President
Elkhart Northwest                             Kathleen Dougherty                           Office Manager
Goshen Downtown                               Jane Greene                                  Assistant Office Manager
Goshen South                                  Clarence J. "CJ" Yoder                       Vice President
Kendallville                                  Duane Smith                                  Vice President
LaGrange                                      Shannon Schrock                              Office Manager
Ligonier                                      Jerry L. Stoner                              Office Manager
Mentone                                       Karen A. Francis                             Assistant Vice President
Middlebury                                    Jerry S. Troyer                              Vice President
Milford                                       Jack A. Heeter                               Assistant Vice President
Nappanee                                      Larry L. Penrod                              Vice President
North Webster                                 Jeanne G. Bowen                              Vice President
Pierceton                                     Pamela F. Messmore                           Office Manager
Roann                                         Merrill Templin                              Assistant Vice President
Rochester                                     Gail D. Law                                  Assistant Vice President
Shipshewana                                   John R. Munsell                              Vice President
Silver Lake                                   Deborah A. Lotz                              Assistant Vice President
Syracuse                                      Donna J. Beck                                Assistant Vice President
Wabash North                                  T.F. "Bob" Fuller                            Vice President
Wabash South                                  Jody A. Slacian                              Office Manager
Warsaw Downtown                               Traci Dahlinger                              Office Manager
Warsaw East                                   Pamela F. Messmore                           Office Manager
Warsaw West                                   Linda M. Riley                               Assistant Office Manager
Winona Lake                                   Allan L. Disbro                              Vice President