Form 10-K, Exhibit 13
period 1997-12-31
LAKELAND FINANCIAL CORP
filed 1998-03-24
CIK 721994

Annual Meeting
-------------------------------------------------------------------------------

      The annual meeting of the shareholders of Lakeland Financial Corporation will be held at noon, April 14, 1998, at the Shrine Building, Kosciusko County Fair Grounds, Warsaw, Indiana. As of December 31, 1997, there were 1,136 shareholders.



Special Notice: Form 10-K Available
-------------------------------------------------------------------------------

      The Company will provide without charge to each shareholder, Lakeland Financial Corporation's Annual Report on Form 10-K, including financial statements and schedules thereto required to be filed with the Securities and Exchange Commission for the Company's most recent fiscal year upon written request of Mr. Terry M. White, Secretary and Treasurer, P.O. Box 1387, Warsaw, Indiana 46581-1387. The Form 10-K and related exhibits are also available on the Internet at www.sec.gov.



Registrar and Transfer Agent
-------------------------------------------------------------------------------

      Lake City Bank
      Trust Department
      P.O. Box 1387
      Warsaw, Indiana 46581-1387



Stock and Dividend Information
-------------------------------------------------------------------------------

      The following companies are market makers in Lakeland Financial Corporation stock and have reported the 1996 bid-ask prices for the Company's stock as set forth in the Selected Quarterly Data. The 1997 bid-ask prices as set forth in the Selected Quarterly Data were obtained from the Bloomberg Business News service.


         Roney & Company, P.O. Box 130, Elkhart, Indiana, 46515
         McDonald and Company Securities, Inc., 214 South Main Street,
              Elkhart, Indiana, 46516
         Stifel, Nicolaus & Company, Inc., 500 North Broadway,
              St. Louis, Missouri, 63102


      As of August 25, 1997, the Company's common stock and the preferred stock of its wholly-owned subsidiary, Lakeland Capital Trust, began trading on The Nasdaq Stock MarketSM under the symbols LKFN and LKFNP, respectively. "The Nasdaq Stock Market" or "Nasdaq" is a highly-regulated electronic securities market comprised of competing Market Makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and order execution systems. This market also provides specialized automation services for screen-based negotiations of transactions, on-line comparison of transactions, and a range of informational services tailored to the needs of the securities industry, investors and issuers. The Nasdaq Stock Market is operated by The Nasdaq Stock Market, Inc., a wholly-owned subsidiary of the National Association of Securities Dealers, Inc.

President's Letter
-----------------------------------------------------------------------------

     I am happy to report that your Corporation experienced a terrific year in 1997. These results confirm that our basic business philosophy of providing local, hometown banking services to north central Indiana communities is working well. This continued market acceptance produced record net income, asset growth, and stock price performance.

     In 1997, the financial services industry continued to evolve rapidly with many mergers among large banks looking for a national presence. There are now several national banking companies striving to be the "WalMart" of financial services, where price and centralized decision-making are paramount. While these types of banks have their place, we view our Corporation as a niche bank; one that feels convenience, personal service, flexibility, and local knowledge are important factors in serving customers and generating above average returns to investors. As a result of this merger activity, many communities are deemed too small or not profitable enough to be served by large banks. Consequently, offices are being offered for sale, and we had the opportunity to purchase some of these in northern Indiana. We evaluated many locations, and ultimately purchased several offices of First Chicago/NBD and KeyCorp. The acquisitions opened new markets to the Corporation in Huntington, Logansport and Medaryville and strengthened our market position in Ligonier, Kendallville, Columbia City and Rochester. In February 1998, we will complete the purchase of National City Bank offices in Peru and Greentown. These are all great communities that we feel will be receptive to our hometown style of banking.

     To accomplish the purchases, we issued $20 million of Trust Preferred Securities through a subsidiary company, Lakeland Capital Trust. These securities are unique to the banking industry. They have the characteristics of long-term debt, but under Federal banking law, provide the regulatory capital the Corporation needs to grow. From your perspective as a common stockholder, this funding allowed us to grow the Bank without diluting your ownership share in the Corporation. This preferred stock issue was extremely well received in the market.

     This acquisition activity required substantial resources and time commitment. We continued to compete successfully for loans and deposits in communities that we have served for many years. The Corporation's asset growth was about 21 percent in 1997. Branch purchases comprised about 14 percent of this growth, but we are pleased with asset growth of about 7 percent in existing markets. Loan growth continued strong in 1997, with loans increasing $76 million, or 20 percent. While we did purchase about $24 million of loans from KeyCorp, our loan generation during the year was principally the result of hard work by our officers throughout existing markets. We were also pleased with deposit growth of about $116 million, or 23 percent in 1997.

-----------------------------------------------------------------------------

     Successful growth must be accompanied by improved profitability, and in 1997 the Corporation achieved record earnings for the tenth consecutive year. Net income totaled $7,540,000, or 17 percent more than in 1996. Interest margin pressures are being felt throughout the industry, and we are no exception. The spread, or difference, between what we earn on our assets, and the cost of the funds we use to support these assets, continued to decline during the year. We expect that this trend will continue in 1998, which will continue to challenge the Corporation to pursue profitable geographic expansion, generate quality loans, increase fee income, control operating expense and maintain good asset quality. We had strong growth in noninterest income, which increased 29 percent over 1996, totaling $7.5 million for 1997. All major components of noninterest income, including trust fees, deposit fees, other service fees, and the gains on the sale of real estate mortgages, achieved record levels in 1997. Noninterest expense, or operating expenses, increased about 14 percent in 1997 to $20.4 million. The largest component of this increase was the hiring and training of the high quality people needed to manage our large office network. At year-end 1997, the Corporation employed 438 people, a 19 percent increase over 1996. Asset quality remained strong in 1997, which allowed the expense for the provision for loan losses to remain at a relatively low level of $269,000. We remain optimistic about the economic vitality of the markets we serve, and the positive effect this has on asset quality.

     Financial performance is ultimately reflected in the return on stockholder equity and in market capitalization. The Corporation did very well in 1997 with a return on beginning stockholder equity of 18.1 percent. This type of return performance ranks comfortably in the top 25 percent of all banks in America. Financial performance is also reflected in the stock price, which closed the year at about $48.25 per share, an increase from $30.00 at year-end 1996. The dividends declared in 1997 totaled $.60 per share, representing a 30 percent increase over the dividends declared in 1996. The combination of stock price appreciation and an increased dividend resulted in a total return on your investment of 63 percent in 1997. The stock market now values the Corporation at about $140 million. During the year, we listed the common stock on the NASDAQ stock exchange, trading under the symbol LKFN. Price and corporation information is now readily available through NASDAQ, and from any of our three market makers. We also listed the trust preferred stock on NASDAQ, trading under the symbol LKFNP.

     Technology initiatives continued in 1997. As our offices expand into fourteen counties, we have designed and implemented a communication network that will provide the resources the Corporation needs to grow and operate effectively. This project will be complete in late 1998. At the close of 1997, we began implementation of new teller and customer sales software and hardware. This investment will provide a state-of-the-art platform to deliver our services into the next century. This project will also be completed in late 1998. We are developing a data

-----------------------------------------------------------------------------

warehouse system that will allow us to know our customers even better. Banking has become an information industry, and this warehouse of information is vital to successful management in the future. Development continues on Internet banking, as we design the electronic products that customers want, without sacrificing the security of customer information. Technology evaluation and implementation have become a very big part of banking today, and these current projects are investments in proven technology that are vital to our long-term success.

     Customer interest in our trust services is strong for estate and financial planning, employee retirement plans, personal trust administration, living trusts, corporate trust, and individual asset management. Trust assets under management and income increased 41 percent and 35 percent in 1997, respectively.

     Our trust and investment professionals make the difference by providing quality, responsive personal service, and by building long-term relationships with customers and their families. We sponsored a Valentine Party for our retired friends, a Leading Ladies Luncheon, several professional receptions in Elkhart, and an Estate and Financial Planning Seminar in Shipshewana. The Leading Ladies is a highly successful program designed and tailored to provide an innovative financial program for the bank's female customers.

     Brokerage services are used by customers who want to buy or sell stocks, bonds and other non-insured investments. Income from this area was up significantly in 1997.

     Commercial loan outstandings grew 19 percent to $273 million from $230 million at year-end 1996. Delinquencies and charge-offs were below industry averages. These successes were possible largely through knowledgeable, professional, service oriented commercial officers who care about and understand their customers needs. We also hosted several well-attended

-----------------------------------------------------------------------------

seminars to assist and provide specialized education for our business and agri-business customers.

     Installment loans increased $17.8 million, up 25 percent over 1996. The Corporation entered into a captive reinsurance arrangement to take advantage of underwriting gains on the sales of credit life and disability insurance on these loans.

     We closed $44 million in mortgages, an increase of 10 percent over 1996. Fee income increased through strong gains in mortgage sales and brokerage fees on FHA/VA and "Sub-Prime" mortgage loans. The Corporation was recognized by the Federal Home Loan Bank for assisting communities in affordable housing.

     During the year a fourth Elkhart location was opened on the northwest side. The Granger office opened in June and Mishawaka in November. The Plymouth office opening is scheduled for early 1998. The former Kline's building in downtown Warsaw is currently being remodeled into office space for needed expansion. Trust, Investments, Brokerage and other staff departments will move into that building this summer.

     Terry M. White was promoted to Executive Vice President, with principal responsibilities in the finance and operations areas. He has been with the Corporation for five years and has eighteen years of banking experience.

     As a Corporation and through the individual efforts of our people, we are associated with a wide range of civic and charitable organizations, offering not only strong financial support but also thousands of hours of volunteer service. From economic development and housing, to education and arts, our people give of their energy and expertise to serve on boards and commissions that further strengthen and enhance the communities we serve.

     As we celebrate our 125th year of service, your Corporation grows in recognition in its position as a locally owned and managed independent community bank. We are uniquely positioned for future growth, continued profitability, and success. We welcome the challenges and opportunities that lie ahead.



                                                        /s/ R. Douglas Grant
                                                        R. Douglas Grant
                                                        President

Lakeland Financial Corporation and Lake City Bank Board of Directors
-----------------------------------------------------------------------------

Picture             Picture            Picture             Picture
Eddie Creighton     Anna K. Duffin     L. Craig Fulmer     R. Douglas Grant
Partner and         Civic Leader       Chairman,           Chairman and
General Manager,                       Heritage Financial  President, Lakeland
Creighton Brothers                     Group, Inc.         FinancialCorporation
                                                           and Lake City Bank

Picture           Picture               Picture             Picture
Jerry L. Helvey   Allan J. Ludwig       J. Alan Morgan      Richard L. Pletcher
President,        Industrial Developer  Former President    President,
Helvey &                                of Zimmer USA and   Pletcher
Associates, Inc.                        Bristol Myers Co.   Enterprises, Inc.

        Picture                Picture                  Picture
        Joseph P. Prout        Terry L. Tucker          G.L. White
        President,             President,               Former President,
        Owen's                 Maple Leaf Farms, Inc.   United Telephone
        Supermarkets, Inc.                              Company of Indiana

                    LAKELAND FINANCIAL CORPORATION OFFICERS

           R. Douglas Grant ............... Chairman and President
           Paul S. Siebenmorgen ........... Executive Vice President
           Walter L. Weldy ................ Executive Vice President
           Terry M. White ................. Executive Vice President
                                            Secretary and Treasurer
           James J. Nowak ................. Assistant Secretary and Treasurer

Selected Financial Data (in thousands except for share and per share data)
-------------------------------------------------------------------------------------------------------------------------------

                                                                1997          1996          1995          1994          1993
                                                            -----------   -----------   -----------   -----------   -----------

Interest income                                             $    52,699   $    45,941   $    41,944   $    33,556   $    27,463

Interest expense                                                 28,060        23,737        21,642        14,887        12,022
---------------------------------------------------------   -----------   -----------   -----------   -----------   -----------

  Net interest income                                            24,639        22,204        20,302        18,669        15,441

Provision for loan losses                                           269           120           120           795           79
---------------------------------------------------------   -----------   -----------   -----------   -----------   -----------

Net interest income after provision
  for loan losses                                                24,370        22,084        20,182        17,874        14,651
Other noninterest income                                          6,978         5,396         4,297         4,198         2,957
Net gains on sale of real estate
  mortgages held-for-sale                                           545           412           159           177           676
Net securities gains (losses)                                       (19)           (9)          315            (7)          175
Noninterest expense                                             (20,414)      (17,935)      (16,244)      (14,092)      (12,378)
---------------------------------------------------------   -----------   -----------   -----------   -----------   -----------

Income before income tax expense and cumulative
  effect of change in accounting principle                       11,460         9,948         8,709         8,150         6,081

Income tax expense                                                3,920         3,504         3,064         3,024         2,171
---------------------------------------------------------   -----------   -----------   -----------   -----------   -----------

Income before cumulative effect of change
  in accounting principle                                         7,540         6,444         5,645         5,126         3,910
Cumulative effect of adopting SFAS No. 109                            0             0             0             0           325
---------------------------------------------------------   -----------   -----------   -----------   -----------   -----------

Net income                                                  $     7,540   $     6,444   $     5,645   $     5,126   $     4,235
=========================================================   ===========   ===========   ===========   ===========   ===========

Average shares outstanding*                                   2,902,530     2,896,992     2,876,992     2,876,992     2,876,992
=========================================================   ===========   ===========   ===========   ===========   ===========

Per average common share outstanding:*
  Income before cumulative effect of change
  in accounting principle                                   $      2.60   $      2.22   $      1.96   $      1.78   $      1.36
=========================================================   ===========   ===========   ===========   ===========   ===========

Basic earnings                                              $      2.60   $      2.22   $      1.96   $      1.78   $      1.47
=========================================================   ===========   ===========   ===========   ===========   ===========

Cash dividends declared                                     $      0.60   $      0.46   $      0.37   $      0.30   $      0.25
=========================================================   ===========   ===========   ===========   ===========   ===========


Balances at December 31:
=========================================================

Total assets                                                $   796,478   $   656,551   $   568,579   $   496,963   $   449,954

Total deposits                                              $   612,992   $   496,553   $   431,934   $   396,740   $   370,032

Long-term borrowings                                        $    25,367   $    23,531   $    17,432   $    17,432   $     9,300

Guaranteed preferred beneficial interests in
  Company's subordinated debentures                         $    19,211   $         0   $         0   $         0   $         0

Total stockholders' equity                                  $    48,256   $    42,043   $    36,754   $    29,889   $    27,912

* Adjusted for a 2-for-1 stock split April 30, 1996.

Selected Quarterly Data (in thousands except for per share data) (unaudited)
-------------------------------------------------------------------------------------------------------------------------------
                                                                              4th           3rd           2nd           1st
1997                                                                        Quarter       Quarter       Quarter       Quarter
-----------------------------------------------------------------------   -----------   -----------   -----------   -----------
Interest income                                                           $    13,775   $    13,344   $    13,180   $    12,400

Interest expense                                                                7,574         7,240         6,832         6,414
-----------------------------------------------------------------------   -----------   -----------   -----------   -----------
Net interest income                                                             6,201         6,104         6,348         5,986

Provision for loan losses                                                          89            60            60            60

Noninterest income                                                              2,003         2,016         1,886         1,599
Noninterest expense                                                             5,777         5,156         4,825         4,656
Income tax expense                                                                695         1,034         1,149         1,042
-----------------------------------------------------------------------   -----------   -----------   -----------   -----------
Net income                                                                $     1,643   $     1,870   $     2,200   $     1,827
=======================================================================   ===========   ===========   ===========   ===========

Basic earnings per common share                                           $      0.57   $      0.64   $      0.76   $      0.63
=======================================================================   ===========   ===========   ===========   ===========

Stock and Dividend Information
------------------------------
Trading range (per share) *
  Bid                                                                     $     46.00   $     35.50   $     33.75   $     30.75
  Ask                                                                     $     49.00   $     49.00   $     35.75   $     35.00

Dividends declared (per share)                                            $      0.15   $      0.15   $      0.15   $      0.15



                                                                              4th           3rd           2nd           1st
1996                                                                        Quarter       Quarter       Quarter       Quarter
-----------------------------------------------------------------------   -----------   -----------   -----------   -----------
Interest income                                                           $    12,032   $    11,708   $    11,267   $    10,934

Interest expense                                                                6,212         6,076         5,754         5,695
-----------------------------------------------------------------------   -----------   -----------   -----------   -----------
Net interest income                                                             5,820         5,632         5,513         5,239

Provision for loan losses                                                          30            30            30            30

Noninterest income                                                              1,491         1,477         1,477         1,354
Noninterest expense                                                             4,777         4,661         4,273         4,224
Income tax expense                                                                889           807           973           835
-----------------------------------------------------------------------   -----------   -----------   -----------   -----------
Net income                                                                $     1,615   $     1,611   $     1,714   $     1,504
=======================================================================   ===========   ===========   ===========   ===========

Basic earnings per common share **                                        $      0.56   $      0.55   $      0.59   $      0.52
=======================================================================   ===========   ===========   ===========   ===========

Stock and Dividend Information
------------------------------
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


*   The trading range for the fourth quarter of 1997 is the high and low as reported by Bloomberg Business News. The fourth quarter of 1997 is the first full quarter the Company's common stock was traded on Nasdaq.

**  Adjusted for a 2-for-1 stock split April 30, 1996.

Consolidated Balance Sheets (in thousands)
-------------------------------------------------------------------------------------------------------------------------------
December 31                                                                                               1997          1996
---------------------------------------------------------------------------------------------------   -----------   -----------
ASSETS
Cash and due from banks                                                                               $    45,317   $    41,190
Short-term investments                                                                                      4,445         3,689
---------------------------------------------------------------------------------------------------   -----------   -----------
  Total cash and cash equivalents                                                                          49,762        44,879

Securities available-for-sale (carried at fair value)                                                      84,599        81,842
Securities held-to-maturity  (fair value of $166,079 at 1997
  and $126,373 at 1996)                                                                                   163,559       125,274
Real estate mortgages held-for-sale                                                                         1,516           895

Total loans                                                                                               458,634       382,265
Less allowance for loan losses                                                                              5,308         5,306
---------------------------------------------------------------------------------------------------   -----------   -----------
  Net loans                                                                                               453,326      376,959

Land, premises and equipment, net                                                                          23,108        16,014
Accrued income receivable                                                                                   4,915         4,254
Intangible assets                                                                                           9,649             0
Other assets                                                                                                6,044         6,434
---------------------------------------------------------------------------------------------------   -----------   -----------
  Total assets                                                                                        $   796,478   $   656,551
===================================================================================================   ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Noninterest bearing deposits                                                                          $    92,467   $    77,664
Interest bearing deposits                                                                                 520,525       418,889
---------------------------------------------------------------------------------------------------   -----------   -----------
  Total deposits                                                                                          612,992       496,553

Short-term borrowings
  Federal funds purchased                                                                                  14,650             0
  Securities sold under agreements to repurchase                                                           65,467        85,611
  U.S. Treasury demand notes                                                                                4,000         2,769
---------------------------------------------------------------------------------------------------   -----------   -----------
    Total short-term borrowings                                                                            84,117        88,380

Accrued expenses payable                                                                                    5,040         5,033
Other liabilities                                                                                           1,495         1,011
Long-term borrowings                                                                                       25,367        23,531
Guaranteed preferred beneficial interests in
  Company's subordinated debentures                                                                        19,211             0
---------------------------------------------------------------------------------------------------   -----------   -----------
  Total liabilities                                                                                       748,222       614,508

Commitments, off-balance sheet risks and contingencies

STOCKHOLDERS' EQUITY
Common stock: $.50 stated value, 10,000,000 shares authorized,
  2,906,992 shares issued, 2,901,616 outstanding as of December 31, 1997;
  2,896,992 shares issued and outstanding as of December 31, 1996                                           1,453         1,448
Additional paid-in capital                                                                                  8,537         8,232
Retained earnings                                                                                          37,766        31,967
Unrealized net gain on securities available-for-sale                                                          685           396
Treasury stock, at cost                                                                                      (185)            0
---------------------------------------------------------------------------------------------------   -----------   -----------
  Total stockholders' equity                                                                               48,256        42,043
---------------------------------------------------------------------------------------------------   -----------   -----------
    Total liabilities and stockholders' equity                                                        $   796,478   $   656,551
===================================================================================================   ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income (in thousands except for share data)
-------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                                                      1997          1996          1995
-------------------------------------------------------------------------------------   -----------   -----------   -----------
NET INTEREST INCOME
Interest and fees on loans
  Taxable                                                                               $    38,265   $    32,724   $    29,859
  Tax-exempt                                                                                    228           246           257
Interest and dividends on securities
  Taxable                                                                                    12,472        11,348        10,588
  Tax-exempt                                                                                  1,431         1,378         1,038
Interest on short-term investments                                                              303           245           202
-------------------------------------------------------------------------------------   -----------   -----------   -----------
    Total interest income                                                                    52,699        45,941        41,944

Interest on deposits                                                                         21,183        18,411        16,847
Interest on borrowings
  Short-term                                                                                  4,921         4,213         3,803
  Long-term                                                                                   1,956         1,113           992
-------------------------------------------------------------------------------------   -----------   -----------   -----------
    Total interest expense                                                                   28,060        23,737        21,642
-------------------------------------------------------------------------------------   -----------   -----------   -----------

NET INTEREST INCOME                                                                          24,639        22,204        20,302

Provision for loan losses                                                                       269           120           120
-------------------------------------------------------------------------------------   -----------   -----------   -----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                          24,370        22,084        20,182

NONINTEREST INCOME
Trust income                                                                                  1,188           881           709
Service charges on deposits                                                                   3,369         2,809         2,262
Other income                                                                                  2,421         1,706         1,326
Net gains on the sale of real estate mortgages held-for-sale                                    545           412           159
Net securities gains (losses)                                                                   (19)           (9)          315
-------------------------------------------------------------------------------------   -----------   -----------   -----------
  Total noninterest income                                                                    7,504         5,799         4,771

NONINTEREST EXPENSE
Salaries and employee benefits                                                               11,317         9,570         8,521
Net occupancy expense                                                                         1,397         1,339         1,229
Equipment costs                                                                               1,747         1,616         1,375
Other expense                                                                                 5,953         5,410         5,119
-------------------------------------------------------------------------------------   -----------   -----------   -----------
  Total noninterest expense                                                                  20,414        17,935        16,244
-------------------------------------------------------------------------------------   -----------   -----------   -----------

INCOME BEFORE INCOME TAX EXPENSE                                                             11,460         9,948         8,709

Income tax expense                                                                            3,920         3,504         3,064
-------------------------------------------------------------------------------------   -----------   -----------   -----------

NET INCOME                                                                              $     7,540   $     6,444   $     5,645
=====================================================================================   ===========   ===========   ===========

AVERAGE COMMON SHARES OUTSTANDING                                                         2,902,530     2,896,992     2,876,992
=====================================================================================   ===========   ===========   ===========

BASIC EARNINGS PER COMMON SHARE                                                         $      2.60   $      2.22   $      1.96
=====================================================================================   ===========   ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity (in thousands except for share data)
---------------------------------------------------------------------------------------------------------------------------------


                                                                                            Unrealized
                                            Common Stock                                  Net Gain (Loss)
                                       -----------------------   Additional                on Securities                  Total
                                       Outstanding                Paid-in     Retained      Available-     Treasury  Stockholders'
                                          Shares      Amount      Capital     Earnings       for-Sale        Stock      Equity
-----------------------------------    -----------  ----------  -----------  ----------  ---------------  ---------  ------------

Balances, January 1, 1995                1,438,496  $    1,438  $     7,827   $  22,279  $        (1,655) $       0  $     29,889

Net income for 1995                                                               5,645                                     5,645

Net change in unrealized gain (loss)
  on securities available-for-sale                                                                 2,286                    2,286

Cash dividend declared
   ($.37 per share)                                                              (1,066)                                   (1,066)
-----------------------------------    -----------  ----------  -----------  ----------  ---------------  ---------  ------------

Balances, December 31, 1995              1,438,496       1,438        7,827      26,858              631          0        36,754

Net income for 1996                                                               6,444                                     6,444

Net change in unrealized gain (loss)
  on securities available-for-sale                                                                  (235)                    (235)

Issued 10,000 shares                        10,000          10          405                                                   415

Shares issued in 2-for-1 stock split     1,448,496

Cash dividend declared
   ($.46 per share)                                                              (1,335)                                   (1,335)
-----------------------------------    -----------  ----------  -----------  ----------  ---------------  ---------  ------------

Balances, December 31, 1996              2,896,992       1,448        8,232      31,967              396          0        42,043

Net income for 1997                                                               7,540                                     7,540

Net change in unrealized gain (loss)
  on securities available-for-sale                                                                   289                      289

Issued 10,000 shares                        10,000           5          305                                                   310

Treasury stock acquired                    (5,376)                                                            (185)          (185)

Cash dividend declared
   ($.60 per share)                                                              (1,741)                                   (1,741)
-----------------------------------    -----------  ----------  -----------  ----------  ---------------  ---------  ------------

Balances, December 31, 1997              2,901,616  $    1,453  $     8,537  $   37,766  $           685  $    (185) $     48,256
===================================    ===========  ==========  ===========  ==========  ===============  =========  ============


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (in thousands)
-------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                                                      1997          1996          1995
--------------------------------------------------------------------------------------  -----------   -----------   -----------
Cash flows from operating activities

Net income                                                                              $     7,540   $     6,444   $     5,645

Adjustments to reconcile net income to
  net cash from operating activities

  Depreciation                                                                                1,393         1,277         1,209
  Provision for loan losses                                                                     269           120           120
  Write down of other real estate owned                                                          19            20             0
  Amortization of intangible assets                                                              26             0             0
  Loans originated for sale                                                                 (27,426)      (27,599)      (29,679)
  Net (gain) loss on sale of loans                                                             (545)         (412)         (159)
  Proceeds from sale of loans                                                                27,350        27,261        29,868
  Net (gain) loss on sale of premises and equipment                                              11             3             0
  Net (gain) loss on sale of securities available-for-sale                                        0             0          (331)
  Net (gain) loss on calls of securities held-to-maturity                                        19             9            16
  Net securities amortization                                                                    23           256           180
  Increase (decrease) in taxes payable                                                         (217)          237          (822)
  (Increase) decrease in income receivable                                                     (661)         (251)         (539)
  Increase (decrease) in accrued expenses payable                                               224           360         1,227
  (Increase) decrease in other assets                                                           459          (698)          411
  Increase (decrease) in other liabilities                                                      427           164           888
--------------------------------------------------------------------------------------  -----------   -----------   -----------
    Total adjustments                                                                         1,371           747         2,389
--------------------------------------------------------------------------------------  -----------   -----------   -----------
      Net cash from operating activities                                                      8,911         7,191         8,034

Cash flows from investing activities
  Proceeds from sale of securities available-for-sale                                             0             0         7,563
  Proceeds from maturities and calls of securities held-to-maturity                          14,557         8,784         6,268
  Proceeds from maturities and calls of securities available-for-sale                        26,100        14,130         5,022
  Purchases of securities available-for-sale                                                (28,315)      (14,429)      (20,014)
  Purchases of securities held-to-maturity                                                  (52,946)      (20,247)      (22,900)
  Net (increase) decrease in total loans                                                    (53,286)      (54,934)      (39,174)
  Purchases of land, premises and equipment                                                  (5,464)       (3,558)       (3,650)
  Net proceeds (payments) from acquisitions                                                  58,889             0        (1,380)
--------------------------------------------------------------------------------------  -----------   -----------   -----------
    Net cash from investing activities                                                      (40,465)      (70,254)      (68,265)

Cash flows from financing activities
  Net increase in total deposits                                                             21,257        64,619        35,194
  Proceeds from short-term borrowings                                                       889,826       849,944       522,102
  Payments on short-term borrowings                                                        (894,089)     (838,695)     (493,294)
  Proceeds from long-term borrowings                                                         10,000        14,118             0
  Payments on long-term borrowings                                                           (8,163)       (8,019)            0
  Dividends paid                                                                             (1,741)       (1,335)       (1,023)
  Proceeds from sale of common stock                                                            310           415             0
  Net proceeds from issuance of guaranteed preferred beneficial interests in Company's
    subordinated debentures                                                                  19,222             0             0
  Purchase of treasury stock                                                                   (185)            0             0
--------------------------------------------------------------------------------------  -----------   -----------   -----------
    Net cash from financing activities                                                       36,437        81,047        62,979
--------------------------------------------------------------------------------------  -----------   -----------   -----------
Net increase (decrease) in cash and cash equivalents                                          4,883        17,984         2,748
Cash and cash equivalents at beginning of the year                                           44,879        26,895        24,147
--------------------------------------------------------------------------------------  -----------   -----------   -----------
Cash and cash equivalents at end of year                                                $    49,762   $    44,879   $    26,895
======================================================================================  ===========   ===========   ===========
Cash paid during the year for:
  Interest                                                                              $    27,921   $    23,239   $    21,052
  Income taxes                                                                          $     3,918   $     3,420   $     3,116
Securities transferred from held-to-maturity to available-for-sale                      $         0   $         0   $    12,918
Loans transferred to other real estate                                                  $       284   $       334   $         0

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations:
      Lakeland Financial Corporation (the Company) is a bank holding company as defined in the Bank Holding Company Act of 1956. The Company owns all of the outstanding stock of Lake City Bank (the Bank), a full service commercial bank organized under Indiana law, and Lakeland Capital Trust (Lakeland Trust), a statutory business trust formed under Delaware law. The Company conducts no business except that incident to its ownership of the Bank and Lakeland Trust. The Bank is headquartered in Warsaw, Indiana, and has 39 branch offices in twelve counties in northern Indiana.

Use of Estimates:
      In preparing financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported therein and the disclosures provided. Actual results could differ from these estimates.
      Areas involving the use of management's estimates and assumptions include the allowance for loan losses, the fair value of mortgage servicing rights, the realization of deferred tax assets, fair values of certain securities, the determination and carrying value of impaired loans, the carrying value of loans held-for-sale, the carrying value of other real estate, the determination of other-than-temporary reductions in the fair value of securities, recognition and measurement of loss contingencies, depreciation of premises and equipment, the carrying value and amortization of intangibles, the actuarial present value of pension benefit obligations, and net periodic pension expense and accrued pension costs recognized in the Company's financial statements. Estimates that are more susceptible to change in the near term include the allowance for loan losses, the fair value of financial instruments and the fair value of mortgage servicing rights.

Principles of Consolidation:
      The consolidated financial statements include Lakeland Financial Corporation and its wholly-owned subsidiaries, Lake City Bank and Lakeland Capital Trust. All significant intercompany balances and transactions are eliminated in consolidation.

Securities:
     The Company classifies securities into held-to-maturity, available-for-sale and trading categories. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses included as a separate component of equity, net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings. Realized gains and losses resulting from the sale of securities are computed by the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.
      In November 1995, the Financial Accounting Standards Board issued its Special Report 'A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities' (Guide). As permitted by the Guide, on December 4, 1995, the Company made a one-time reassessment and transferred securities from the held-to-maturity portfolio to the available-for-sale portfolio. At the date of the transfer, these securities had an amortized cost of $12,918,000 and increased the unrealized gain on securities available-for-sale in stockholders' equity by $446,000, net of tax.

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

Mortgage Servicing Rights:
      The Company originates mortgage loans for sale to the secondary market, and sells the loans with servicing retained. Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 122 on accounting for mortgage servicing rights, which requires capitalizing the rights to service originated mortgage loans sold. The total cost of mortgage loans originated with the intent to sell is allocated between the mortgage servicing right and the mortgage loan without servicing, based upon the relative fair values. The capitalized cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenue.
      Impairment of mortgage servicing rights is assessed based upon the fair value of those rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance. Estimates of fair value include assumptions about prepayment, default and interest rates, and other factors which are subject to change over time.

Loans and Loan Income:
      Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, the allowance for loan losses, and charge-offs. Interest is accrued over the loan term based upon the principal balances outstanding. Loan fees and related costs are netted and deferred. The deferral is included in loans and recognized in interest income over the loan term on the level yield method. Loans are placed on nonaccrual when interest collection becomes doubtful. All unpaid accrued interest is reversed and interest income is subsequently recognized only to the extent cash payments are received.

Concentration of Credit:
      The Bank is a full service bank with headquarters in Warsaw, Indiana with offices in 29 cities and towns located within twelve counties in northern Indiana. The Bank makes commercial, industrial, agri-business and agricultural real estate mortgage, real estate construction mortgage, residential real estate mortgage and consumer loans throughout these cities and counties. The loan portfolios are well diversified and are secured to the extent deemed appropriate by management. Mortgage-backed securities are collateralized by mortgages located throughout the United States. Substantially all mortgage-backed securities are insured directly or indirectly by the U. S. Government.

-------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Allowance for Loan Losses:
      The allowance is judgmentally determined by management and is maintained at a level considered adequate to cover losses currently anticipated based on past loss experience, general national and local economic conditions, information about specific borrower situations, including their financial position and collateral values, and other factors and estimates which may change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-off that might occur. A loan is charged-off as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur. Increases to the allowance are recorded by a charge to expense and are based upon subjective judgments.
      Loans considered to be impaired are reduced to the present value of future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as provision for loan losses. As part of the loan review process, management reviews all loans classified as 'special mention' or below for impairment, as well as other loans that might warrant consideration. Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, home equity and second mortgage loans.
      The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as provision for loan losses.

Land, Premises and Equipment:
      Land, premises, and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed on both straight-line and declining-balance methods based on estimated useful lives of the assets. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Other Real Estate Owned:
      Other real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, a valuation allowance is recorded through a charge to income for the amount of estimated selling costs. Valuations are periodically performed by management, and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. Other real estate owned, other than Company premises, amounted to $426,000, net of a $224,000 valuation allowance and $917,000, net of a $285,000 valuation allowance at December 31, 1997 and 1996, respectively, and is included in other assets in the consolidated balance sheets.

Intangible Assets:
      Intangible assets consist of goodwill and core deposit intangibles. Goodwill is amortized on a straight line basis over 15 years. Core deposit intangibles are amortized using an accelerated method over 12 years. Intangible assets are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the assets.

Income Taxes:
      The Company files annual consolidated federal income tax returns. The Company records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

Loss Contingencies:
      Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Dividend Restriction:
      The Bank is subject to banking regulations which require the maintenance of certain capital levels and which may limit the amount of dividends which may be paid to the Company. At December 31, 1997, the Bank could distribute approximately $10,461,000 of retained earnings to the Company and continue to meet the minimum capital ratios required to be well capitalized under prompt corrective action regulations.

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

Earnings Per Common Share:
      Basic and diluted earnings per common share are computed under a new accounting standard effective in the quarter ended December 31, 1997. Adoption of the standard did not change the earnings per share amounts previously reported. Basic earnings per share is based upon net income divided by the weighted average number of shares outstanding during the period. At December 31, 1997, there were no potential common shares.
Basic and diluted earnings per common share are restated to reflect any stock dividends or splits.

-------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Pension Plan:
      A noncontributory defined benefit pension plan covers substantially all employees. Funding of the plan equals or exceeds the minimum funding requirement determined by the actuary. The projected unit credit cost method is used to determine expense. Benefits are based on years of service and compensation levels.

Cash Flow Reporting:
      Cash and cash equivalents include cash on hand, demand deposits in other institutions and short-term investments with maturities of 90 days or less. Cash flows are reported net for customer loan and deposit transactions.

Reclassifications:
      Certain amounts appearing in the financial statements and notes thereto for prior periods have been reclassified to conform with the current presentation. The reclassifications had no effect on net income or stockholders' equity as previously reported.

NOTE 2 - PENDING ACCOUNTING CHANGES
      SFAS Nos. 130 and 131 were issued by the Financial Accounting Standards Board during 1997. SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in general-purpose financial statements. It is effective for fiscal years beginning after December 15, 1997. Adoption of this SFAS could effect how the results of operations are displayed in the consolidated financial statements.
      SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires the presentation of disaggregated information about segments of a business and is effective for financial statements for periods beginning after December 15, 1997. The effect on the consolidated financial statements has not yet been determined.

NOTE 3 - SECURITIES
      Information related to the amortized cost and fair value of securities at December 31 is provided in the table below.


                                                                                        Unrealized    Unrealized
                                                                           Amortized       Gross         Gross         Fair
                                                                              Cost         Gains         Losses        Value
                                                                          -----------   -----------   -----------   -----------
                                                                                              (in thousands)
Securities available-for-sale at December 31, 1997
  U.S. Treasury securities                                                $    28,833   $       468   $       (15)  $    29,286
  U.S. Government agencies and corporations                                       100             0             0           100
  Mortgage-backed securities                                                   52,746           734          (171)       53,309
  State and municipal securities                                                1,787           117             0         1,904
                                                                          -----------   -----------   -----------   -----------
      Total securities available-for-sale at December 31, 1997            $    83,466   $     1,319   $      (186)  $    84,599
                                                                          ===========   ===========   ===========   ===========
Securities held-to-maturity at December 31, 1997
  U.S. Treasury securities                                                $    21,170   $       344   $       (13)  $    21,501
  U.S. Government agencies and corporations                                     2,176            70             0         2,246
  Mortgage-backed securities                                                  116,788           713          (316)      117,185
  State and municipal securities                                               22,418         1,628            (2)       24,044
  Other debt securities                                                         1,007            96             0         1,103
                                                                          -----------   -----------   -----------   -----------
      Total securities held-to-maturity at December 31, 1997              $   163,559   $     2,851   $      (331)  $   166,079
                                                                          ===========   ===========   ===========   ===========
Securities available-for-sale at December 31, 1996
  U.S. Treasury securities                                                $    31,604   $       261   $       (61)  $    31,804
  U.S. Government agencies and corporations                                       500             7             0           507
  Mortgage-backed securities                                                   46,002           502          (172)       46,332
  State and municipal securities                                                2,081            86             0         2,167
  Other debt securities                                                         1,000            32             0         1,032
                                                                          -----------   -----------   -----------   -----------
      Total securities available-for-sale at December 31, 1996            $    81,187   $       888   $      (233)  $    81,842
                                                                          ===========   ===========   ===========   ===========
Securities held-to-maturity at December 31, 1996
  U.S. Treasury securities                                                $    17,020   $       113   $       (56)  $    17,077
  U.S. Government agencies and corporations                                     2,262           101            (1)        2,362
  Mortgage-backed securities                                                   83,811           545          (637)       83,719
  State and municipal securities                                               21,172           946           (23)       22,095
  Other debt securities                                                         1,009           111             0         1,120
                                                                          -----------   -----------   -----------   -----------
      Total securities held-to-maturity at December 31, 1996              $   125,274   $     1,816   $      (717)  $   126,373
                                                                          ===========   ===========   ===========   ===========

-------------------------------------------------------------------------------
NOTE 3 - SECURITIES (continued)
      Information regarding the amortized cost and fair value of debt securities by maturity as of December 31, 1997, is presented below. Maturity information is based on contractual maturity for all securities other than mortgage-backed securities. Actual maturities of securities may differ from contractual maturities because borrowers may have the right to prepay the obligation without prepayment penalty.


                                                                             Available-for-Sale           Held-to-Maturity
                                                                              December 31, 1997           December 31, 1997
                                                                          -------------------------   -------------------------
                                                                           Amortized       Fair        Amortized       Fair
                                                                              Cost         Value          Cost         Value
                                                                          -----------   -----------   -----------   -----------
                                                                                             (in thousands)
Due in one year or less                                                   $     5,807   $     5,802   $     5,110   $     5,100
Due after one year through five years                                          23,424        23,892        20,102        20,615
Due after five years through ten years                                          1,489         1,596         1,737         1,838
Due after ten years                                                                 0             0        19,822        21,341
                                                                          -----------   -----------   -----------   -----------
                                                                               30,720        31,290        46,771        48,894
Mortgage-backed securities                                                     52,746        53,309       116,788       117,185
                                                                          -----------   -----------   -----------   -----------
  Total debt securities                                                   $    83,466   $    84,599   $   163,559   $   166,079
                                                                          ===========   ===========   ===========   ===========

      Security proceeds, gross gains and gross losses for 1997, 1996 and 1995 were as follows:


                                                                                            1997          1996          1995
                                                                                        -----------   -----------   -----------
                                                                                                    (in thousands)
Sales and calls of securities available-for-sale
  Proceeds                                                                              $       100   $       650   $     7,563
  Gross gains                                                                                     0             0           348
  Gross losses                                                                                    0             0            17
Calls of securities held-to-maturity
  Proceeds                                                                              $       638   $       802   $       414
  Gross gains                                                                                     0             0             0
  Gross losses                                                                                   19             9            16

      Securities with carrying values of $122,482,000 and $121,109,000 were pledged as of December 31, 1997 and 1996, respectively, as collateral for deposits of public funds, securities sold under agreements to repurchase and for other purposes as permitted or required by law.

NOTE 4 -  TOTAL LOANS
      Total loans outstanding as of December 31, 1997 and 1996, consist of the following:


                                                      1997          1996
                                                  -----------   -----------
                                                        (in thousands)
Commercial and industrial loans                   $   237,132   $   202,532
Agri-business and agricultural loans                   35,820        27,072
Real estate mortgage loans                             62,279        59,302
Real estate construction loans                          3,089         1,647
Installment loans and credit cards                    120,314        91,712
                                                  -----------   -----------
  Total loans                                     $   458,634   $   382,265
                                                  ===========   ===========

      Loans aggregating $60,000 or more with executive officers and directors (including their associates) amounted to $18,378,000 and $12,789,000 as of December 31, 1997 and 1996, respectively. During 1997, new loans or advances were $34,077,000, and loan repayments were $28,488,000.
      Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were $68,028,000 and $51,802,000 at December 31, 1997 and 1996, respectively.
Income earned for loan servicing was $98,000, $96,000 and $82,000 for 1997, 1996 and 1995, respectively. Information on mortgage servicing rights follows:


                                                      1997          1996
                                                  -----------   -----------
                                                        (in thousands)
Beginning of year                                 $       205   $         0
Originations                                              268           220
Amortization                                              (48)          (15)
                                                  -----------   -----------
  End of year                                     $       425   $       205
                                                  ===========   ===========

-------------------------------------------------------------------------------
NOTE 5 - ALLOWANCE FOR LOAN LOSSES
      The following is an analysis of the allowance for loan losses for 1997, 1996 and 1995:

                                        1997          1996          1995
                                    -----------   -----------   -----------
                                                (in thousands)
Balance, January 1                  $     5,306   $     5,472   $     4,866
Allowance related to acquisitions             0             0           746
Provision for loan losses                   269           120           120
Loans charged-off                           359           368           355
Recoveries                                   92            82            95
                                    -----------   -----------   -----------
  Net loans charged-off                     267           286           260
                                    -----------   -----------   -----------
Balance, December 31                $     5,308   $     5,306   $     5,472
                                    ===========   ===========   ===========

      Nonaccrual loans at December 31, 1997, 1996 and 1995, totaled $1,058,000, $384,000 and $532,000, respectively. Interest lost on nonaccrual loans was approximately $44,000, $35,000 and $29,000 for 1997, 1996 and 1995,
respectively. Loans renegotiated as troubled debt restructuring totaled $1,377,000 and $1,284,000 as of December 31, 1997 and 1996, respectively.
Interest income of $92,000, $85,000 and $96,000 was recognized in 1997, 1996 and 1995. Had these loans been performing under the original contract terms, an additional $50,000 would have been reflected in interest income during 1997, $44,000 in 1996 and $53,000 in 1995. The Company is not committed to lend additional funds to debtors whose loans have been modified. During 1997, 1996 and 1995 the Company had no loans meeting the definition of impaired.

NOTE 6 - LAND, PREMISES AND EQUIPMENT, NET
      Land, premises and equipment and related accumulated depreciation were as follows at December 31:

                                                      1997          1996
                                                  -----------   -----------
                                                       (in thousands)
Land                                              $     5,953   $     4,344
Premises                                               15,915        12,356
Equipment                                              11,227         8,001
                                                  -----------   -----------
  Total cost                                           33,095        24,701
Less accumulated depreciation                           9,987         8,687
                                                  -----------   -----------
  Land, premises and equipment, net               $    23,108   $    16,014
                                                  ===========   ===========

NOTE 7 - DEPOSITS
      The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $108,497,000 and $97,943,000 at December 31,
1997 and 1996, respectively.

      At December 31, 1997, the scheduled maturities of time deposits are as follows:

                                                                  Amount
                                                               ------------
                                                              (in thousands)
Maturing in 1998                                               $    310,904
Maturing in 1999                                                     51,652
Maturing in 2000                                                     18,583
Maturing in 2001                                                      6,181
Maturing in 2002                                                      4,783
Thereafter                                                            1,517
                                                               ------------
  Total time deposits                                          $    393,620
                                                               ============

      Deposits of executive officers and directors (including their associates) totaled $7,852,000 and $3,652,000 at December 31, 1997 and 1996, respectively.

NOTE 8 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
      Securities sold under agreements to repurchase (repo accounts) represent collateralized borrowings with customers located primarily within the Company's trade area. Repo accounts are not covered by federal deposit insurance and are secured by securities owned. Information on these liabilities and the related collateral for 1997 and 1996 is as follows:

                                                      1997          1996
                                                  -----------   -----------
                                                       (in thousands)
Average balance during the year                   $    83,732   $    73,728
Average interest rate during the year                   5.45%         5.33%
Maximum month-end balance during the year         $    98,917   $    89,433
Securities underlying the agreements at year-end
  Amortized cost                                  $    66,183   $    87,817
  Fair value                                      $    67,258   $    88,004

-------------------------------------------------------------------------------
NOTE 8 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (continued)

                                                                                              Collateral Value
                                                                           ------------------------------------------------------
                                                                               U.S. Treasury              Mortgage-backed
                                                              Weighted           Securities                  Securities
                                                               Average     --------------------------  --------------------------
                                              Repurchase      Interest      Amortized       Fair        Amortized       Fair
Term                                          Liability         Rate           Cost         Value          Cost         Value
-------------------------------------------  ------------  --------------- ------------  ------------  ------------  ------------
                                            (in thousands)                                     (in thousands)
On demand                                    $     39,941          4.15%   $          0  $          0  $     39,859  $     40,261
1 to 30 days                                        2,570          5.80           1,320         1,354         1,306         1,337
31 to 90 days                                       3,943          5.93           1,158         1,183         2,947         3,002
Over 90 days                                       19,013          6.15          15,975        16,415         3,618         3,706
                                             ------------  --------------- ------------  ------------  ------------  ------------
   Total                                     $     65,467          4.90%   $     18,453  $     18,952  $     47,730  $     48,306
                                             ============  =============== ============  ============  ============  ============

      The Company retains the right to substitute similar type securities, and has the right to withdraw all collateral applicable to repo accounts whenever the collateral values are in excess of the related repurchase liabilities. At December 31, 1997, there were no material amounts of securities at risk with any one customer. The Company maintains control of these securities through the use of third-party safekeeping arrangements.

NOTE 9 - LONG -TERM BORROWINGS
       Long-term borrowings at December 31 consisted of:

                                                                                                          1997          1996
                                                                                                      -----------   -----------
                                                                                                           (in thousands)
Federal Home Loan Bank of Indianapolis Notes, 5.59%, Due January 14, 1997                             $         0   $     8,132
Federal Home Loan Bank of Indianapolis Notes, LIBOR 5.99%, Due April 27, 1998                              10,000             0
Federal Home Loan Bank of Indianapolis Notes, 5.92%, Due December 7, 1998                                   4,000         4,000
Federal Home Loan Bank of Indianapolis Notes, 5.50%, Due December 28, 1998                                 10,000        10,000
Federal Home Loan Bank of Indianapolis Notes, 6.15%, Due June 24, 2003                                      1,300         1,300
Capital Leases                                                                                                 67            99
                                                                                                      -----------   -----------
  Total                                                                                               $    25,367   $    23,531
                                                                                                      ===========   ===========

      All notes require monthly interest payments and are secured by residential real estate loans with a carrying value of $45,458,000 at December 31, 1997. The capital leases had original terms of approximately three years and require monthly payments.

NOTE 10 - GUARANTEED PREFERRED BENEFICIAL INTERESTS
      In September 1997, Lakeland Trust completed a public offering of 2 million shares of cumulative trust preferred securities ("Preferred Securities") with a liquidation preference of $10 per security. The proceeds of the offering were loaned to the Company in exchange for subordinated debentures with terms similar to the Preferred Securities. The sole assets of Lakeland Trust are the subordinated debentures of the Company and payments thereunder. The subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of Lakeland Trust under the Preferred Securities. Distributions on the securities are payable quarterly at the annual rate of 9% of the liquidation preference and are included in interest expense in the consolidated financial statements. These securities are considered as Tier I capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 1997, the outstanding principal balance of the subordinated debentures was $20,619,000. The principal balance of the subordinated debentures less the unamortized issuance costs constitute the guaranteed preferred beneficial interests in the Company's subordinated debentures in the financial statements.
      The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. Subject to the Company having received prior approval of the Federal Reserve if then required, the subordinated debentures are redeemable prior to the maturity date of September 30, 2027 at the option of the Company on or after September 30, 2002, or upon occurrence of specific events defined within the trust indenture. The Company has the option to defer distributions on the subordinated debentures from time to time for a period not to exceed 20 consecutive quarters.

NOTE 11 - EMPLOYEE BENEFIT PLANS
      Information as to the Company's pension plan at December 31 is as follows:

                                                                                                          1997          1996
                                                                                                      -----------   -----------
Actuarial present value of benefit obligations:                                                            (in thousands)
Accumulated benefit obligation, including vested benefits
  of $1,415,000 for 1997 and $1,107,000 for 1996                                                      $     1,533   $     1,214
                                                                                                      ===========   ===========

Projected benefit obligation for service rendered to date                                             $     1,949   $     1,544
Plan assets at fair value (primarily money market funds
  and equity and fixed income investments)                                                                 (1,911)       (1,401)
Unrecognized gains (losses)                                                                                    (1)          (27)
Unrecognized prior service cost                                                                                27            28
                                                                                                      -----------   -----------
  Accrued balance sheet pension liability                                                             $        64   $       144
                                                                                                      ===========   ===========


-------------------------------------------------------------------------------
NOTE 11 - EMPLOYEE BENEFIT PLANS (continued) Net pension expense includes the following:

                                                                                            1997          1996          1995
                                                                                        -----------   -----------   -----------
                                                                                                    (in thousands)
Service cost for benefits earned                                                        $       178   $       162   $       116
Interest cost                                                                                   120           105            77
Actual return on plan assets                                                                   (306)          (90)          (97)
Net amortization and deferrals                                                                  197            (9)           19
                                                                                        -----------   -----------   -----------
  Net pension expense                                                                   $       189   $       168   $       115
                                                                                       ============  ============  ============

      The following assumptions were used in calculating the net pension cost:

Weighted average discount rate                                                                7.25%         7.75%         7.50%
Rate of increase in future compensation                                                       4.50%         4.50%         4.50%
Expected long-term rate of return                                                             8.00%         8.00%         8.00%

      The Company maintains a 401(k) profit sharing plan for all employees meeting age and service requirements. The Company contributions are based upon the rate of return on January 1 stockholders' equity. The expense recognized was $393,000, $532,000 and $455,000 in 1997, 1996 and 1995, respectively.
      The Board of Directors of the Company has established a qualified stock incentive plan subject to the approval of the shareholders at the 1998 annual meeting. Under the terms of this plan, the number of shares of common stock of the Company that may be granted may not exceed 300,000 shares.

NOTE 12 - OTHER EXPENSE
      Other expense for the years ended December 31, were as follows:

                                                                                            1997          1996          1995
                                                                                        -----------   -----------   -----------
                                                                                                    (in thousands)
Data processing fees and supplies                                                       $     1,151   $     1,098   $       913
Corporate and business development                                                            1,034           932           825
Office supplies                                                                                 633           641           632
Telephone and postage                                                                           833           729           616
Regulatory fees and FDIC insurance                                                              122            57           616
Miscellaneous                                                                                 2,180         1,953         1,517
                                                                                        -----------   -----------   -----------
  Total other expense                                                                   $     5,953   $     5,410   $     5,119
                                                                                        ===========   ===========   ===========

NOTE 13 - INCOME TAXES
      Income tax expense consists of the following:

                                                                                            1997          1996          1995
                                                                                        -----------   -----------   -----------
                                                                                                    (in thousands)
Current federal income tax expense                                                      $     2,881   $     2,503   $     2,297
Deferred federal income tax expense                                                             100           107             5
Current state income tax expense                                                                906           808           734
Deferred state income tax expense                                                                33            86            28
                                                                                        -----------   -----------   -----------
  Total income tax expense                                                              $     3,920   $     3,504   $     3,064
                                                                                        ===========   ===========   ===========

      Income tax expense (credit) included $(8,000), $(3,000) and $114,000 applicable to security transactions for 1997, 1996 and 1995, respectively. The differences between financial statement tax expense and amounts computed by applying the statutory federal income tax rate of 34% for all three years to income before income taxes are as follows:

                                                                                            1997          1996          1995
                                                                                        -----------   -----------   -----------
                                                                                                    (in thousands)
Income taxes at statutory federal rate                                                  $     3,896   $     3,382   $     2,961
Increase (decrease) in taxes resulting from:
  Tax exempt income                                                                            (554)         (540)         (433)
  Nondeductible expense                                                                         135           140           119
  State income tax, net of federal tax effect                                                   661           590           503
  Net operating loss, Gateway                                                                   (29)          (29)          (29)
  Tax credits                                                                                   (23)          (22)          (30)
  Other                                                                                        (166)          (17)          (27)
                                                                                        -----------   -----------   -----------
    Total income tax expense                                                            $     3,920   $     3,504   $     3,064
                                                                                        ===========   ===========   ===========

-------------------------------------------------------------------------------
NOTE 13 - INCOME TAXES (continued)
      The components of the net deferred tax asset recorded in the consolidated balance sheets at December 31 consist of the following:


                                                                                    1997                        1996
                                                                          -------------------------   ------------------------
                                                                            Federal        State        Federal        State
                                                                          -----------   -----------   -----------   -----------
                                                                                             (in thousands)
Deferred tax assets
  Bad debts                                                               $     1,528   $       430   $     1,383   $       430
  ORE                                                                              97            24            98            24
  Pension and deferred compensation liability                                     440           110           315            79
  Net operating loss carryforward                                                 346             0           375             0
  Other                                                                            75            20           158            24
                                                                          -----------   -----------   -----------   -----------
                                                                                2,486           584         2,329           557
Deferred tax liabilities
  Accretion                                                                       148            37            92            23
  Depreciation                                                                    284            71           258            65
  Mortgage servicing rights                                                       145            36            70            18
  State taxes                                                                     128             0           139             0
  Leases                                                                          169            42           107            27
  Deferred loan fees                                                               82            20            17             5
  Other                                                                             5             1            35             9
                                                                          -----------   -----------   -----------   -----------
                                                                                  961           207           718           147
Valuation allowance                                                               172             0           158             0
                                                                          -----------   -----------   -----------   -----------
Net deferred tax asset                                                    $     1,353   $       377   $     1,453   $       410
                                                                          ===========   ===========   ===========   ===========

      In addition to the net deferred tax assets included above, income taxes (credits) allocated to the unrealized net gain (loss) account included in equity were $450,000 and $259,000 for 1997 and 1996, respectively.

NOTE 14 - ACQUISITIONS
      On November 3, 1997, the Company acquired the Huntington, Indiana office of 1st Chicago/NBD. On December 8, 1997, the Company acquired Indiana offices in Columbia City, Kendallville, Ligonier, Logansport, Medaryville and Rochester from KeyCorp. Subsequent to the acquisitions, the Company closed the Rochester office acquired from KeyCorp and the Company's previously existing office in Columbia City. These acquisitions were accounted for using the purchase method of accounting. The results of the operations of the acquired offices are included in the income statement of the Company beginning as of the respective purchase dates.
      The branch acquisitions were not considered to be acquisitions of a business since, among other things, approximately 62% of the $95,235,000 in assets received were in the form of cash and only a relatively small portion of the assets were in the form of loans. The future earnings from the assets acquired will be primarily dependent on the effective use of the cash and, thus, historical operating results of the branches acquired would not be indicative of future results. Accordingly, only summary information regarding the effect of the acquisitions on the balance sheet is presented below:


Assets                                                        (in thousands)
                                                               ------------
  Cash and due from banks                                      $     58,889
  Loans                                                              23,591
  Land, premises and equipment                                        3,076
  Intangible assets                                                   9,675
  Other assets                                                            4
Liabilities
  Deposits                                                     $     95,181
  Other liabilities                                                      54

      On July 15, 1995, the Company acquired Gateway Bank ("Gateway"), LaGrange, Indiana. The Company paid $1,380,000 for all the issued and outstanding shares of Gateway common stock. The transaction was accounted for using the purchase method of accounting. The acquisition added the following assets and liabilities:


Assets                                                        (in thousands)
                                                               ------------
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

      As of the date of the acquisition, the former Gateway Bank became an office of Lake City Bank. Gateway's results of operations are included in the income statement of the Company beginning as of the purchase date.

-------------------------------------------------------------------------------
NOTE 14 - ACQUISITIONS (continued)
      The Company has entered into an agreement to purchase selected assets and assume all deposits of the Greentown, Indiana and Peru, Indiana offices of National City Bank. This purchase is scheduled to close during the first quarter of 1998 and is expected to add approximately $40 million in deposits.

NOTE 15 - PARENT COMPANY STATEMENTS
      The Company operates primarily in the banking industry, which accounts for more than 90 percent of its revenues, operating income, and assets. Presented below are parent only financial statements:


                                                      CONDENSED BALANCE SHEETS
                                                                                                             December 31
                                                                                                      -------------------------
                                                                                                          1997          1996
                                                                                                      -----------   -----------
                                                                                                           (in thousands)
ASSETS
Deposits with Lake City Bank                                                                          $     1,420   $        15
Investment in subsidiaries                                                                                 67,013        42,356
Other assets                                                                                                  577             8
                                                                                                      -----------   -----------
  Total assets                                                                                        $    69,010   $    42,379
                                                                                                      ===========   ===========

LIABILITIES
Dividends payable and other liabilities                                                               $       135   $       336
Subordinated debt                                                                                          20,619             0

STOCKHOLDERS' EQUITY                                                                                       48,256        42,043
                                                                                                      -----------   -----------
  Total liabilities and stockholders' equity                                                          $    69,010   $    42,379
                                                                                                      ===========   ===========



                                                   CONDENSED STATEMENTS OF INCOME
                                                                                                Years Ended December 31
                                                                                        ---------------------------------------
                                                                                            1997          1996          1995
                                                                                        -----------   -----------   -----------
                                                                                                     (in thousands)

Dividends from Lake City Bank                                                           $       982   $     1,091   $       928
Interest on deposits and repurchase agreements, Lake City Bank                                   24            24             6
Miscellaneous income                                                                              0             0            10
Equity in undistributed income of subsidiaries                                                7,085         5,353         4,719
Interest expense on subordinated debt                                                           655             0             0
Miscellaneous expense                                                                           242            17            14
                                                                                        -----------   -----------   -----------
INCOME BEFORE INCOME TAXES                                                                    7,194         6,451         5,649
  Income tax expense (benefit)                                                                 (346)            7             4
                                                                                        -----------   -----------   -----------
NET INCOME                                                                              $     7,540   $     6,444   $     5,645
                                                                                        ===========   ===========   ===========



                                                 CONDENSED STATEMENTS OF CASH FLOWS
                                                                                                Years Ended December 31
                                                                                        ---------------------------------------
                                                                                            1997          1996          1995
                                                                                        -----------   -----------   -----------
                                                                                                    (in thousands)
Cash flows from operating activities
  Net income                                                                            $     7,540   $     6,444    $    5,645
  Adjustments to net cash from operating activities
     Equity in undistributed income of subsidiaries                                          (7,085)       (5,353)       (4,719)
     Other changes                                                                             (770)           70             3
                                                                                        -----------   -----------   -----------
        Net cash from operating activities                                                     (315)        1,161           929
Cash flows from investing activities                                                        (17,283)         (251)          104
Cash flows from financing activities                                                         19,003          (920)       (1,023)
                                                                                        -----------   -----------   -----------
Net increase (decrease) in cash and cash equivalents                                          1,405           (10)           10
Cash and cash equivalents at beginning of the year                                               15            25            15
                                                                                        -----------   -----------   -----------
Cash and cash equivalents at end of the year                                            $     1,420   $        15   $        25
                                                                                        ===========   ===========   ===========


-------------------------------------------------------------------------------
NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS
      The following table contains the estimated fair values and the related carrying values of the Company's financial instruments at December 31, 1997 and 1996. Items which are not financial instruments are not included.

                                                                                    1997                        1996
                                                                          -------------------------   -------------------------
                                                                           Carrying      Estimated     Carrying      Estimated
                                                                             Value       Fair Value      Value       Fair Value
                                                                          -----------   -----------   -----------   -----------
                                                                                             (in thousands)
Assets:
  Cash and cash equivalents                                               $    49,762   $    49,762   $    44,879   $    44,879
  Real estate mortgages held-for-sale                                           1,516         1,533           895           907
  Securities available-for-sale                                                84,599        84,599        81,842        81,842
  Securities held-to-maturity                                                 163,559       166,079       125,274       126,373
  Loans, net                                                                  453,326       450,542       376,959       376,086
  Accrued income receivable                                                     4,915         4,915         4,254         4,254
  Mortgage servicing rights                                                       425           425           205           205
Liabilities:
  Certificates of deposit                                                    (393,620)     (394,543)     (308,543)     (309,997)
  All other deposits                                                         (219,372)     (219,372)     (188,010)     (188,010)
  Securities sold under agreements to repurchase                              (65,467)      (65,557)      (85,611)      (85,717)
  Other short-term borrowings                                                 (18,650)      (18,650)       (2,769)       (2,769)
  Long-term debt                                                              (25,367)      (25,442)      (23,531)      (23,466)
  Guaranteed preferred beneficial interests in Company's
    subordinated debentures                                                    19,211        20,187             0             0
  Accrued expenses payable                                                     (5,040)       (5,040)       (5,033)       (5,033)

      For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 1997 and 1996. The estimated fair value for cash, cash equivalents and accruals is considered to approximate cost. Real estate mortgages held-for-sale are based upon either the actual contracted price for those loans sold but not yet delivered, or the current FHLMC price for normal delivery of mortgages with similar coupons and maturities at year-end. The estimated fair value for securities and guaranteed preferred beneficial interests in Company's subordinated debentures are based on quoted market rates for individual securities or for equivalent quality, coupon and maturity securities. The estimated fair value of loans is based on estimates of the rate the Company would charge for similar loans at December 31, 1997 and 1996, applied for the time period until estimated repayment. The estimated fair value of mortgage servicing rights is based upon valuation methodology which considers current market conditions and historical performance of the loans being serviced. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for certificates of deposit and borrowings is based on estimates of the rate the Company would pay on such deposits or borrowings at December 31, 1997 and 1996, applied for the time period until maturity. The estimated fair value of short-term borrowed funds is considered to approximate carrying value. The estimated fair value of other financial instruments and off-balance sheet loan commitments approximate cost and are not considered significant to this presentation.
      While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at December 31, 1997 and 1996, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1997 and 1996, should not necessarily be considered to apply at subsequent dates.
      In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as land, premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of the Company's trust department, the trained work force, customer goodwill and similar items.

NOTE 17 - COMMITMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES
      During the normal course of business, the Company becomes a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These financial instruments include commitments to make loans and open-ended revolving lines of credit. Amounts as of December 31, 1997 and 1996, were as follows:

                                                                                    1997                        1996
                                                                          -------------------------   -------------------------
                                                                             Fixed        Variable       Fixed        Variable
                                                                              Rate          Rate          Rate          Rate
                                                                          -----------   -----------   -----------   -----------
                                                                                             (in thousands)
Commercial loan lines of credit                                           $     6,503   $   102,822   $    13,063   $    98,155
Commercial loan standby letters of credit                                           0        11,959             0         7,865
Real estate mortgage loans                                                      1,185           586           941           532
Real estate construction mortgage loans                                             0         2,211             0         1,997
Credit card open-ended revolving lines                                          5,161             0         4,947             0
Home equity mortgage open-ended revolving lines                                     0        26,548             0        16,743
Consumer loan open-ended revolving lines                                            0         3,877             0         2,835
                                                                          -----------   -----------   -----------   -----------
  Total                                                                   $    12,849   $   148,003   $    18,951   $   128,127
                                                                          ===========   ===========   ===========   ===========


-------------------------------------------------------------------------------
NOTE 17 - COMMITMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (continued)
      At December 31, 1997 and 1996, the range of interest rates for commercial loan commitments with a fixed rate was 7.86% to 12.50% and 7.86% to 12.00%, respectively. The range of interest rates for commercial loan commitments with variable rates was 7.50% to 12.50% and 7.75% to 12.25% at December 31, 1997 and 1996, respectively. The index on variable rate commercial loan commitments is principally the Bank's base rate.
      Commitments, excluding open-ended revolving lines, generally have fixed expiration dates of one year or less. Credit card open-ended revolving lines of credit are normally reviewed bi-annually and other personal lines of credit are normally reviewed annually. Since many commitments expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company follows the same credit policy (including requiring collateral, if deemed appropriate) to make such commitments as is followed for those loans that are recorded in its financial statements.
      The Company's exposure to credit losses in the event of nonperformance is represented by the contractual amount of the commitments. Management does not expect any losses as a result of these commitments.
      There are presently no lawsuits which, in the opinion of management and legal counsel, would have a material affect on the financial statements.

NOTE 18 - REGULATORY MATTERS
      The Company and Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997 and 1996, the Company and Bank meet all capital adequacy requirements to which it is subject.
      As of December 31, 1997, the most recent notification from the federal regulators categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's or Bank's category.


                                                                                                            Minimum Required To
                                                                                   Minimum Required         Be Well Capitalized
                                                                                      For Capital         Under Prompt Corrective
                                                               Actual              Adequacy Purposes         Action Regulations
                                                       ----------------------   -----------------------   -----------------------
                                                          Amount       Ratio       Amount       Ratio        Amount       Ratio
                                                       -----------   --------   -----------   ---------   -----------   ---------
                                                                                 (amounts in thousands)
As of December 31, 1997
Total Capital (to Risk Weighted Assets)
  Consolidated                                         $    63,188     12.42%   >=$  40,710   >=  8.00%   >=$  50,887   >= 10.00%
  Bank                                                 $    61,326     12.06%   >=$  40,692   >=  8.00%   >=$  50,865   >= 10.00%
Tier I Capital (to Risk Weighted Assets)
  Consolidated                                         $    53,736     10.56%   >=$  20,355   >=  4.00%   >=$  30,532   >=  6.00%
  Bank                                                 $    56,017     11.01%   >=$  20,346   >=  4.00%   >=$  30,519   >=  6.00%
Tier I Capital (to Average Assets)
  Consolidated                                         $    53,736      7.41%   >=$  28,994   >=  4.00%   >=$  36,243   >=  5.00%
  Bank                                                 $    56,017      7.73%   >=$  29,000   >=  4.00%   >=$  36,249   >=  5.00%

As of December 31, 1996
Total Capital (to Risk Weighted Assets)
  Consolidated                                         $    46,863     11.19%   >=$  33,506   >=  8.00%   >=$  41,882   >= 10.00%
  Bank                                                 $    46,840     11.18%   >=$  33,506   >=  8.00%   >=$  41,882   >= 10.00%
Tier I Capital (to Risk Weighted Assets)
  Consolidated                                         $    41,627      9.94%   >=$  16,753   >=  4.00%   >=$  25,129   >=  6.00%
  Bank                                                 $    41,603      9.93%   >=$  16,753   >=  4.00%   >=$  25,129   >=  6.00%
Tier I Capital (to Average Assets)
  Consolidated                                         $    41,627      6.53%   >=$  25,503   >=  4.00%   >=$  31,879   >=  5.00%
  Bank                                                 $    41,603      6.52%   >=$  25,510   >=  4.00%   >=$  31,888   >=  5.00%


-------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS


Stockholders and Board of Directors
Lakeland Financial Corporation
Warsaw, Indiana

      We have audited the accompanying consolidated balance sheets of Lakeland Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lakeland Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.
      As discussed in Note 1, the Company adopted new accounting guidance for mortgage servicing rights in 1996.







                                               Crowe, Chizek and Company  LLP
South Bend, Indiana
January 16, 1998


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
      Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations and were prepared in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements, amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.
      The Company maintains a system of internal controls designed to provide reasonable assurance that all assets are safeguarded, financial records are reliable for preparing Consolidated Financial Statements and the Company complies with laws and regulations relating to safety and soundness which are designated by the FDIC and other appropriate federal banking agencies. The selection and training of qualified personnel and the establishment and communication of accounting and administrative policies and procedures are elements of this control system. The effectiveness of the internal control system is monitored by a program of internal audit and by independent certified public accountants ('independent auditors'). Management recognizes that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. Management believes the Company's system provides the appropriate balance between costs of controls and the related benefits.
      The independent auditors have audited the Company's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of the reported operating results and financial position. The Board of Directors of the Company has an Audit Review Committee composed of five non-management Directors. The Committee meets periodically with the internal auditors and the independent auditors.

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------
FINANCIAL CONDITION

Liquidity
      The Company manages its primary liquidity position to provide funding at the lowest possible cost, for anticipated loan demand and/or deposit run-off that occurs in the regular course of business. Such sources of liquidity are:
Federal fund lines with correspondent banks, advances from the Federal Home Loan Bank, repurchase agreements with local customers and cash flow from the securities portfolio. This cash flow from the securities portfolio could total approximately $71.5 million in 1998, given current prepayment assumptions. Additionally, continuous growth into new markets in northern Indiana has diversified the retail deposit base, reducing volatility that might occur in one geographical location.
      The Company manages a secondary liquidity position to provide funding in the event of unanticipated loan demand and/or deposit run-off. Management has designated approximately 33.8 percent of its investment portfolio as available-for-sale (AFS). This designation provides the liquidity to fund abnormal loan demand, or to manage the loss of deposits. The Company's securities are all very high quality and easily marketable, with 89.8 percent of the total securities portfolio either U.S. Treasuries, Federal agency securities or mortgage-backed securities directly or indirectly guaranteed by the Federal government.

      The following is a brief description of the sources and uses of funds for the indicated periods:

      During the year ended December 31, 1997, there was a net increase of $4.9 million in cash and cash equivalents. The major uses of cash during the period included the funding of a $53.3 million increase in loans, the purchase of securities totaling $81.3 million and the purchase of new premises and equipment of $5.5 million. Major sources of funds were: a net increase in cash from operating activities of $8.9 million, maturities and calls of securities totaling $40.7 million, an increase in deposits of $21.3 million, proceeds from acquisitions of $58.9 million, and net proceeds from issuance of guaranteed preferred beneficial interests in Company's subordinated debentures of $19.2 million.
      During the year ended December 31, 1996, there was a net increase of $18.0 million in cash and cash equivalents. The major uses of cash during the period included the funding of a $54.9 million increase in loans, the purchase of securities totaling $34.7 million and the purchase of new premises and equipment of $3.6 million. Major sources of funds were: a net increase in cash from operating activities of $7.2 million, maturities and calls of securities totaling $22.9 million, an increase in deposits of $64.6 million and a $17.3 million increase in total borrowings.
      During the year ended December 31, 1995, there was a net increase of $2.7 million in cash and cash equivalents. The major uses of cash during the period included the funding of a $39.2 million increase in loans, the purchase of securities totaling $42.9 million and the purchase of new premises and equipment of $3.7 million. Major sources of funds were: a net increase in cash from operating activities of $8.1 million, maturities and sales of securities totaling $18.9 million, an increase in deposits of $35.2 million and a $28.8 million increase in total borrowings.

Asset/Liability Management (ALCO) and Securities
      The Board of Directors annually reviews and approves the ALCO policy used to manage interest rate risk. This policy sets guidelines for balance sheet structure that protects the Company from excessive net income volatility that could result from changing interest rates. The Company uses a GAP report, which details the relative mismatch of asset and liability cash flows occurring in specified time horizons, and a computer program to stress test the balance sheet under a wide variety of interest rate scenarios. This model quantifies the impact on income of such things as: changes in customer preference for products, basis risk between the assets and the funds supporting them and the risk inherent in different yield curves. The ALCO committee reviews these possible outcomes and makes loan, investment and deposit decisions that maintain reasonable balance sheet structure in light of potential interest rate movements. After the committee has specified a maximum risk tolerance for dollar margin volatility, the committee develops guidelines for the GAP ratios. As indicated in Table 1 - Repricing Opportunities, the Company's cumulative GAP ratio at December 31, 1997, for the next 12 months is a negative 10.8 percent of total assets. This ratio indicates that the interest margin could be slightly lower if interest rates rise, as compared to flat or falling interest rate environments. The computer model produces a slightly different result, and highlights one of the major problems with GAP analysis. While GAP may provide a basic guide to rate risk exposure in certain rate environments, it cannot effectively provide a dollar margin impact since it ignores the rates on maturing assets and liabilities, the different indices used to price products and the changes in customer preference that occur whenever interest rates change. Factoring all of these things into the computer simulation, the Company is exposed to falling rates. That is, the interest margin could be lower if rates fall. The degree of this exposure is within policy limits.
      The Company's investment portfolios consist of U.S. Treasuries, agencies, mortgage-backed securities, municipal bonds and corporates. During 1997 purchases have been primarily U.S. Treasuries, mortgage-backed securities and municipal bonds. At December 31, 1997, the Company's investment in mortgage-backed securities comprised approximately 69 percent of total securities and consisted of CMO's and mortgage pools issued by GNMA, FNMA and FHLMC. As such, these securities are backed directly or indirectly by the Federal government. All mortgage securities are purchased to conform to the FFIEC high risk standards which prohibit the purchase of securities that have excessive price, prepayment, extension and original life risk characteristics. The Company uses Bloomberg analytics to evaluate and monitor all purchases. At December 31, 1997, the mortgage securities in the AFS portfolio had a one and three-quarter year average life, with approximately 7 percent price depreciation should rates move up 300 basis points and approximately 4 percent price appreciation should rates move down 300 basis points. The mortgage securities in the held-to-maturity (HTM) portfolio had a two and one-half year average life and the potential for approximately 9 percent price depreciation should rates increase 300 basis points and approximately 5 percent price appreciation should rates move down 300 basis points. As of December 31, 1997, all mortgage securities continue to be in compliance with FFIEC guidelines, and are performing in a manner consistent with management's original expectations.

Capital Management
      The Company believes that a strong capital position is vital to long-term earnings and expansion. Currently the Company maintains capital levels in excess of "well-capitalized" levels as defined by the FDIC. Bank regulatory agencies exclude the market value adjustment created by SFAS No. 115 (AFS adjustment) from capital adequacy calculations. Therefore, excluding this adjustment from the calculation, the Company attained Tier I leverage capital, Tier I risk based capital and Tier II risk based capital ratios of
7.4 percent, 10.6 percent and 12.4 percent, respectively at December 31, 1997. All three ratios exceed the "well-capitalized" minimums of 5.0 percent, 6.0 percent and 10.0 percent, respectively.
      The ability to maintain these ratios at these levels is a function of net income growth and a prudent dividend policy. Total stockholders' equity increased by 14.8 percent, to $48,256,000 as of December 31, 1997, from $42,043,000 as of December 31, 1996. Total stockholders' equity increased by
31.3 percent or $11,502,000 from $36,754,000 as of December 31, 1995. The 1997 growth resulted from the retention of net income of $7,540,000, minus cash dividends declared of $1,741,000 plus the change in the AFS adjustment of $289,000, net of tax, plus $310,000 from issuing shares of common stock, less $185,000 for the purchase of treasury stock. The AFS adjustment reflects a 42 basis point decrease in three to five year

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
-------------------------------------------------------------------------------
U. S. Treasury rates during 1997. Since the securities portfolio is primarily fixed rate, a positive equity adjustment should occur whenever interest rates decrease. Management has factored this into the determination of the size of the AFS portfolio, to assure that stockholders' equity is adequate under various scenarios. The 1996 growth of $5,289,000 resulted from the retention of net income of $6,444,000, minus cash dividends declared of $1,335,000, less the AFS adjustment of $235,000, net of tax, plus $415,000 from issuing shares of common stock. This 1996 AFS adjustment reflected an 82 basis point decrease in three to five year U. S. Treasury rates during 1996.
      Management is not aware of any known trends, events or uncertainties that would have a material effect on the Company's liquidity, capital and results of operations. Nor is management aware of any regulatory recommendations that, if implemented, would have such an effect.

Allowance for Credit Risk
      At December 31, 1997, the allowance for loan losses was $5,308,000 or
1.16 percent of total loans outstanding, compared with $5,306,000 or 1.39 percent of total loans outstanding at December 31, 1996. The process of identifying credit losses that may occur based upon current circumstances is subjective. Therefore, the Company maintains a general allowance to cover all credit losses within the entire portfolio. The methodology management uses to determine the adequacy of the loan loss reserve is as follows:

     1. Management reviews the larger individual loans (primarily in the commercial loan portfolio) for unfavorable collectibility factors (including impairment) and assesses the requirement for specific reserves on such credits. For those loans not subject to specific reviews, management reviews previous loan loss experience to establish historical ratios and trends in charge-offs by loan category. The ratios of net charge-offs to particular types of loans enables management to establish charge-offs in future periods by loan category and thereby establish appropriate reserves for loans not specifically reviewed.

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

      Given this methodology for determining the adequacy of the loan loss reserve, the provision for loan losses remained relatively low for 1997. This level reflects the amount in past due accruing loans (90 days or more) which continued to be at low levels throughout 1997. It also reflects the low level of nonaccrual loans during the same period. These trends in non-performing loans reflect both general economic conditions that have promoted growth and expansion in the Company's market area, and a credit risk management strategy that promotes diversification.
      At December 31, 1997, 57.7 percent of the Company's allowance for loan losses was classified as unallocated. To a large extent, this reflects the growth in total loans over the last three years of $171 million, or about 59.3 percent, and the concentration of this loan growth in the commercial loan portfolio. With this type of commercial loan growth, management believes that it is prudent to continue to provide for loan losses, due to the inherent risk associated with commercial loans.

Inflation
      For a financial institution, the effects of price changes and inflation can vary substantially. Inflation affects the growth of total assets, but it is difficult to assess its impact since neither the timing nor the magnitude of the changes in the consumer price index (CPI) coincides with changes in interest rates. The price of one or more of the important components of the CPI may fluctuate considerably and thereby influence the overall CPI without having a corresponding affect on interest rates or upon the cost of those goods and services normally purchased by the Company. In years of high inflation and high interest rates, intermediate and long-term interest rates tend to increase, thereby adversely impacting the market values of investment securities, mortgage loans and other long-term fixed rate loans. In addition, higher short-term interest rates caused by inflation tend to increase the cost of funds. In other years, the reverse situation may occur.

Growth and Expansion
      The assets of the Company increased 21.3 percent, or $139,927,000, to $796,478,000 as of December 31, 1997, from $656,551,000 as of December 31,
1996. Assets at December 31, 1996, increased 15.5 percent, or $87,972,000, from $568,579,000 as of December 31, 1995. The Company has been pursuing expansion into contiguous markets since 1990. Most recently, the Company opened three new offices and acquired seven offices from other financial institutions during 1997. Plans call for expansion in Howard and Miami counties through the previously announced acquisition of the Greentown and Peru offices of National City Bank. This acquisition is scheduled to close during the first quarter of 1998. Although growth continues to be strong in the traditional markets served by the Company, much of the growth experienced in 1997 was in the new markets served by the Company. The Company's market area now includes the following counties in Indiana: Cass, Elkhart, Fulton, Huntington, Kosciusko, LaGrange, Marshall, Noble, Pulaski, St. Joseph, Wabash and Whitley. As in the past, the Company expects to continue to serve its market by adding new products, offices and ATM's in areas where the demographic trends dictate. This activity will contribute to net income in future years.

RESULTS OF OPERATIONS

1997 vs 1996

      The growth of existing offices, opening of new offices and the purchase of offices from other financial institutions brought the Company assets to record levels in 1997. Total assets were at $796,478,000 at December 31, 1997, an increase of $139,927,000 (including the assets acquired in branch acquisitions in the fourth quarter of 1997) or 21.3 percent over the assets at December 31, 1996. Loans increased 20.0 percent, or $76,369,000, to $458,634,000 at year-end 1997. Total deposits increased 23.4 percent, or $116,439,000 (including deposits of $95,181,000 acquired in branch acquisitions in the fourth quarter of 1997), to $612,992,000 at December 31, 1997. Core funding, deposits plus securities sold under agreement to repurchase, increased 16.5 percent, or $96,295,000, to $678,459,000. Net income totaled $7,540,000, exceeding 1996 by 17.0 percent. On an average daily basis, gross earning assets increased by 13.5 percent and total deposits plus purchased funds increased by 13.8 percent.
      Total interest income increased 14.7 percent, or $6,758,000 to $52,699,000 for the year ended December 31, 1997. This increase was a result of the increase in daily average earning assets and a 9 basis point increase in the overall tax equivalent yield on earning assets as compared to the 1996

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
-------------------------------------------------------------------------------
overall tax equivalent yield. The increase in the tax equivalent yield on earning assets is reflective of the 17 basis point increase in the average prime rate during 1997, and the effect this prime rate increase had on the commercial loan portfolio and the home equity loan portfolio yields.
      Nonearning assets of the Company include nonaccrual loans and investments, other real estate, and repossessions. These nonearning assets amounted to $1,317,000, $1,097,000 and $1,207,000 as of December 31, 1997,
1996 and 1995, respectively. Nonaccrual loans totaled $1,058,000, $384,000 and $532,000, respectively, at the end of the years 1997, 1996 and 1995. Two commercial loans and two mortgage loans account for the majority of the amount in nonaccrual loans for 1997.
      Interest expense for 1997 was $28,060,000. This is an increase of $4,323,000, or 18.2 percent, over the interest expense for 1996. The increase in interest expense is attributable to the continued growth in interest bearing deposit balances and rising interest rates. Average daily balances of time deposits increased 15.4 percent over the prior year average daily balances and the average rate paid on time deposits increased 7 basis points. Average daily balances of total interest bearing deposits increased 12.3 percent and the average rate paid on total interest bearing deposits increased 11 basis points. The average daily balance of total deposits plus purchased funds increased 13.8 percent, as noted above, and the average rate paid increased 16 basis points. This increase also includes the guaranteed preferred beneficial interests in the Company's subordinated debentures added in 1997 and the related interest expense along with the additional advances from the Federal Home Loan Bank.
      Net interest income increased $2,435,000 or 11.0 percent, to $24,639,000 in 1997, from $22,204,000 in 1996. Net interest income as a percentage of earning assets was 3.96 percent for 1997. This is a decrease of 10 basis points from the 4.06 percentage for 1996. This decrease resulted from the increase in the rates paid on total deposits and purchased funds being 7 basis points higher than the increase in the rates for earning assets. The increase in rates paid on deposits and purchased funds reflected both the effects of competition and the additional long-term borrowings during 1997.
      As indicated in the Notes to Consolidated Financial Statements and the discussion of financial condition, management maintains the allowance for loan losses at an appropriate level given many different factors. The December 31, 1997, allowance of $5,308,000 is believed by management to be adequate to absorb all potential risk applicable to the classification of loans as loss, doubtful, substandard or special mention. This allowance does not represent or result from trends that will materially adversely impact future operating results, liquidity, or capital resources. Net interest income after provision for loan losses increased $2,286,000, or 10.4 percent, to $24,370,000 in 1997, from $22,084,000 in 1996.
      Noninterest income for 1997 increased $1,705,000, or 29.4 percent, over the amount for 1996, totaling $7,504,000 for the year. All major components of noninterest income increased except for security gains and losses. Trust income increased 34.8 percent from the amount for 1996 to $1,188,000 for 1997 with major increases in fees for living trusts, testamentary trusts and employee benefit plans. Service charges on deposit accounts increased 19.9 percent to $3,369,000 for 1997. This increase resulted from the continued acceptance of the Company's individual deposit accounts paying fees. The $715,000 increase in other noninterest income resulted from increases in a variety of income sources including discount brokerage fees and ATM fees. The increase in gains on sales of real estate mortgages held-for-sale were a result of continued sales of mortgages to the secondary market. These gains were $545,000 for 1997 as compared to $412,000 for 1996, an increase of $133,000. The small security losses recorded in 1997 were primarily the result of several partial calls.
      All components of noninterest expense increased for the year ended December 31, 1997, as compared to the prior year, with the largest increase being salaries and employee benefits. Salaries and employee benefit costs for 1997 increased $1,747,000, or 18.3 percent, to $11,317,000. This increase was attributable to a 21.3 percent increase in full-time equivalent employees
(FTE) in 1997, to 388, along with normal salary increases. The increase reflects the impact of a full year of salaries and benefits related to the two offices opened during 1996 along with the three new offices opened during 1997 and the offices acquired from other financial institutions in November and December, 1997. Net occupancy and equipment costs increased to $3,144,000 in 1997, from $2,955,000 in 1996, an increase of $189,000 or 6.4 percent. Other expense increased 10.0 percent, or $543,000, to $5,953,000 for 1997. These increases resulted in noninterest expense for 1997 of $20,414,000, an increase of 13.8 percent, or $2,479,000, over the amount for 1996.
      As a result of all these factors, income before income tax expense increased $1,512,000, or 15.2 percent, to $11,460,000 from the $9,948,000 for
1996. Income tax expense was $3,920,000 and $3,504,000 in 1997 and 1996, respectively, which represents 34.2 percent and 35.2 percent of income before taxes. Net income increased to $7,540,000 for 1997 from $6,444,000 for 1996, an increase of $1,096,000, or 17.0 percent. Net income per share was $2.60 for 1997, as compared to $2.22 for 1996. Net income of $7,540,000 represents an
18.1 percent return on January 1, 1997, stockholders' equity (excluding the equity adjustment related to SFAS No. 115), and a 1.10 percent return on average daily assets.

1996 vs 1995

      Continued growth and expansion brought Company assets and earnings to record levels in 1996. Total assets of the Company were $656,551,000 at December 31, 1996, an increase of $87,972,000 or 15.5 percent over the assets at December 31, 1995. Total loans at December 31, 1996 increased to $382,265,000. That was an increase of $54,648,000 or 16.7 percent over the balance at December 31, 1995. Total deposits increased to $496,553,000 at December 31, 1996, an increase of $64,619,000 or 15.1 percent while core funding, deposits plus securities sold under agreements to repurchase, increased $92,079,000 or 18.8 percent to $582,164,000. On an average daily basis, gross earning assets increased 12.6 percent and deposits plus purchased funds increased 12.5 percent.
      For 1996, total interest income was $45,941,000, an increase of $3,997,000 or 9.5 percent from the prior year. This was a result of the increased earning assets offset by a 24 basis point decrease in the earning asset yield. The decrease in the earning asset yield reflected the 56 basis point reduction in the average prime rate for 1996, as compared to 1995 and its effect on the commercial loan portfolio yield.
      Nonearning assets of the Company include nonaccrual loans and investments, other real estate, and repossessions. These nonearning assets were $1,097,000, $1,207,000 and $815,000 as of December 31, 1996, 1995 and
1994, respectively. Nonaccrual loans totaled $384,000, $532,000 and $18,000, respectively at the end of the years 1996, 1995 and 1994.
      Interest expense was $23,737,000 for 1996, an increase of $2,095,000 or
9.7 percent over the amount for 1995. This reflected a $62,299,000 increase in the average daily balance of deposits and purchased funds offset by an 11 basis point decrease in the average rate paid on these funds. The largest increase was in the average daily balance of time deposits which increased $43,195,000 for 1996, as compared to 1995.
      Net interest income for 1996 was $22,204,000 as compared to $20,302,000 for 1995, an increase of $1,902,000 or 9.4 percent. As a percentage of average earning assets it was 4.06 percent for 1996, a 12 basis point decrease from the percentage for 1995. This reflected the decrease in the average rate paid on deposits and purchased funds being 13 basis points less than the decrease in the average yield on earning assets and the continued shift of deposits to the higher cost time deposits.
      As indicated in the Notes to Consolidated Financial Statements and the discussion of financial condition, management maintains the allowance for loan losses at an appropriate level given many different factors. Management believes the December 31, 1996 allowance of $5,306,000 was adequate to absorb all potential risk applicable to the classification of loans as loss, doubtful, substandard or special mention. This allowance did not

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
-------------------------------------------------------------------------------
represent or result from trends that will materially adversely impact future operating results, liquidity, or capital resources. Net interest income after the provision for loan losses was $22,084,000 for 1996, an increase of $1,902,000 or 9.4 percent over the amount for 1995.
      Noninterest income for 1996 increased $1,028,000 over the amount for 1995, totaling $5,799,000 for the year. All major components of noninterest income increased except for security gains and losses. Trust income increased
24.3 percent from the amount for 1995 to $881,000 for 1996. Service charges on deposit accounts increased 24.2 percent to $2,809,000 for 1996. This increase resulted from the continued acceptance of the Company's individual deposit accounts paying fees and adjustments to the schedule of deposit fees. The $380,000 increase in other noninterest income resulted from increases in a variety of income sources including discount brokerage fees, wire transfer fees, and gains on sales of other real estate. The increase in gains on sales of real estate mortgages held-for-sale was a result of continued sales of mortgages to the secondary market and the adoption of SFAS No. 122. These gains were $412,000 for 1996 as compared to $159,000 for 1995, an increase of $253,000. Approximately $205,000 of these gains were a result of adopting SFAS No. 122. The small security losses recorded in 1996 were primarily the result of several partial calls. During 1995, sales of securities available-for-sale and calls of securities held-to-maturity accounted for the gain of $315,000.
      Noninterest expense was $17,935,000 for the year ended December 31, 1996, an increase of $1,691,000 or 10.4 percent over the amount for 1995. All components of noninterest expense increased with the largest increase being salaries and employee benefits which increased $1,049,000 or 12.3 percent. The increase in salaries and employee benefits reflected the normal salary increases along with the increases in staff related to the 5 new offices opened during the last 18 months. The number of full-time equivalent employees increased to 320 at December 31, 1996, as compared to 292 at December 31, 1995. The $110,000 increase in net occupancy expense also reflected the additional offices. The increase of $241,000 in equipment costs reflected both the additional offices and investments necessary to stay current with technology. As indicated in the Notes to Consolidated Financial Statements, all components of other expense increased except for the regulatory fees and FDIC insurance. The decrease in regulatory fees and FDIC insurance was primarily due to the reduced premium rates on FDIC insurance for 1996 as compared to 1995.
      As a result of all those factors, income before income tax expense increased $1,239,000 or 14.2 percent to $9,948,000 for 1996, as compared to $8,709,000 for 1995. Income tax expense was $3,504,000 and $3,064,000 for 1996 and 1995, respectively. For both 1996 and 1995, the income tax expense as a percentage of income before tax remained at 35.2 percent. Net income increased to $6,444,000 for 1996, an increase of $799,000 or 14.2 percent over the net income of $5,645,000 for 1995. Net income per share for 1996 was $2.22 as compared to $1.96 for 1995. Net income of $6,444,000 represented a 17.9 percent return on January 1, 1996 stockholders' equity (excluding the equity adjustment related to SFAS No. 115) and a 1.07 percent return on average daily assets.

TABLE 1 - REPRICING OPPORTUNITIES
-------------------------------------------------------------------------------

      The table below illustrates the funding gaps for selected maturity periods as of December 31, 1997, for Lake City Bank only. Repricing opportunities for fixed rate loans and mortgage-backed securities are based upon anticipated prepayment speeds. Demand deposit accounts and savings accounts are classified as having maturities beyond four years.


                                                                                             Repricing or Maturing Within
                                                                                       ----------------------------------------
                                                                                             6            7-12          1-4
                                                                                           Months        Months        Years
                                                                                        -----------   -----------   -----------
                                                                                                    (in thousands)
Earning Assets
  Loans                                                                                 $   285,223   $    49,684   $    96,474
  Securities                                                                                 45,523        24,410       110,985
  Short-term investments                                                                      4,247           198             0
                                                                                        -----------   -----------   -----------
    Total                                                                                   334,993        74,292       207,459
                                                                                        -----------   -----------   -----------

Deposits and Purchased Funds
  Transaction accounts                                                                       73,321             0             0
  Time deposits                                                                             248,874        62,030        76,416
  Short-term borrowings                                                                      69,783         8,084         6,250
  Long-term borrowings                                                                       10,000        14,000         1,367
                                                                                        -----------   -----------   -----------
    Total                                                                                   401,978        84,114        84,033
                                                                                        -----------   -----------   -----------
Interest sensitivity GAP                                                                $   (66,985)  $    (9,822)  $   123,426
                                                                                        ===========   ===========   ===========
Cumulative interest sensitivity GAP                                                     $   (66,985)  $   (76,807)  $    46,619
                                                                                        ===========   ===========   ===========
Cumulative GAP as percent of earning assets                                                  (9.4)%       (10.8)%          6.6%
                                                                                        ===========   ===========   ===========

LAKE CITY BANK OFFICERS
-----------------------
R. Douglas Grant               President                           RETAIL SERVICES
Paul S. Siebenmorgen           Executive Vice President            Kevin L. Deardorff              Senior Vice President
Walter L. Weldy                Executive Vice President            Dale L. Cramer                  Vice President
Terry M. White                 Executive Vice President            Thomas P. Frantz                Vice President
                                                                   Janet K. Anderson               Assistant Vice President
COMMERCIAL SERVICES                                                Barry A. Bailey                 Assistant Vice President
Charles D. Smith               Senior Vice President               Dennis E. Dolby                 Assistant Vice President
Kelly K. Ayers                 Vice President                      Craig A. Haecker                Assistant Vice President
David A. Bickel                Vice President                      T. Larry Mitchell               Assistant Vice President
James R. Cowan                 Vice President                      W. Randy Yoder                  Assistant Vice President
Drew D. Dunlavy                Vice President                      Glenn A. Goudey                 Senior Mortgage Underwriter
Michael E. Gavin               Vice President                      Tammy L. Snyder                 Mortgage Underwriter
Joseph F. Kessie               Vice President                      Carolyn A. Crabb                Mortgage Banking Officer
William D. Leedy               Vice President                      April J. Gayton                 Mortgage Banking Officer
J. Randall Leininger           Vice President                      Aaron M. Stroup                 Mortgage Banking Officer
H.A. "Rocky" Meyer             Vice President                      Rafael M. Villalon              Mortgage Banking Officer
Jack E. Mills                  Vice President                      Sarah Miller-Bontrager          Retail Banking Officer
Thomas G. Stark                Vice President                      Todd M. Sandbakken              Retail Banking Officer
James C. Stout                 Vice President                      Melanie R. Shipley              Retail Banking Officer
Randal U. Vutech               Vice President                      Lisa A. Stookey                 Retail Banking Officer
Chad D. Brouyette              Assistant Vice President
Stephanie L. DuBois            Assistant Vice President            FINANCIAL & OPERATIONS
Brent E. Hoffman               Assistant Vice President            Terry M. White                  Executive Vice President
Kelli S. Robinson              Assistant Vice President            Frank A. Soltis                 Senior Vice President and
Timothy M. Rudge               Assistant Vice President                                            Operations Manager
J. Chad Stoltzfus              Assistant Vice President            James J. Nowak                  Vice President and Controller
Michael A. Zimmerman           Commercial Banking                  Teresa A. Bartman               Assistant Vice President
                               Officer                                                             and Assistant Controller
Debera D. Bragg                Cash Management                     Judy K. Harvey                  Vice President
                               Officer                             Vicki D. Martin                 Vice President
                                                                   Lisa M. Bicknese                Assistant Vice President
TRUST & INVESTMENTS                                                Ruth A. Hutcherson              Assistant Vice President
Dennis E. Cultice              Senior Vice President               Linda A. Owens                  Assistant Vice President
Dennis A. Reeve                Vice President and                  Lorretta J. Burnworth           Operations Officer
                               Brokerage Services Mgr.             Elizabeth A. Carlson            Operations Officer
Anne M. Bailey                 Vice President                      Jean A. Ciriello                Operations Officer
William C. Coleman             Vice President                      Janice J. Cox                   Operations Officer
Jeanine D. Knowles             Vice President                      Joanie L. Foreman               Operations Officer
Andrew S. Lewis                Vice President                      William L. Hilliard             Operations Officer
Max A. Mock                    Vice President                      Jan R. Martin                   Operations Officer
Judith R. Simcox               Vice President                      Angela K. Ritchey               Operations Officer
Jill A. O'Sullivan             Assistant Vice President            Linda L. Swoverland             Operations Officer
Connie S. Miller               Trust Officer
                                                                   AUDIT
MARKETING, HUMAN RESOURCES AND FACILITIES                          Betty L. McHenry                Senior Vice President
D. Jean Northenor              Senior Vice President                                               and Auditor
Allyn P. Decker                Vice President                      Teah D. Wicks                   Assistant Auditor

                                      27

LAKE CITY BANK OFFICERS
-----------------------
OFFICE ADMINISTRATION
Walter L. Weldy            Executive Vice President
Kevin L. Deardorff         Senior Vice President
M. Sue Creighton           Vice President
Jane E. Miller             Vice President
Jeannine P. Cooley         Assistant Vice President
Lisa L. Hockemeyer         Assistant Vice President
Karin A. Steffensmeier     Retail Banking Officer

OFFICES
Akron                   L. Jane Murphy              Assistant Vice President
Argos                   Stanley G. Reinholt         Assistant Vice President
Bremen                  Matthew K. Bixel            Vice President
Columbia City           Donald L.  Sexton           Vice President
                        Lynnette E. Berry           Retail Banking Officer
Concord                 Jeri L. Yoder               Assistant Vice President
Cromwell                Jerry L. Stoner             Office Manager
Elkhart Beardsley       Rosalie M. Smith            Vice President
                        Samuel M. Bouie             Assistant Office Manager
Elkhart East            Debra  L. Griggs            Office Manager
Elkhart Hubbard Hill    Thomas P. Walker            Assistant Vice President
Elkhart Northwest       Kathleen M. Dougherty       Office Manager
Goshen Downtown         Jane M. Greene              Office Manager
Goshen South            Clarence J. "CJ" Yoder      Vice President
Granger                 Sandra J. Cencelewski       Office Manager
Greentown               Donna L. Graham             Assistant Vice President
Huntington              Judy A. Harshman            Assistant Vice President
Kendallville East       L. Duane Smith              Vice President
Kendallville Downtown   L. Duane Smith              Vice President
LaGrange                Cathy I. Hefty              Assistant Vice President
Ligonier South          Craig R. Atz                Vice President
                        Jerry L. Stoner             Office Manager
Ligonier Downtown       Gaylord A. West             Vice President
                        Nanceen P. Briggs           Retail Banking Officer
Logansport              Robert L. Baker             Vice President
Medaryville             Elaine C. Parish            Assistant Vice President
Mentone                 Karen A. Francis            Assistant Vice President
Middlebury              Shannon D. Schrock          Office Manager
Milford                 Timothy L. Sutton           Vice President
Mishawaka               Tammy S. Katona             Retail Banking Officer
                                                    Office Manager
Nappanee                Larry L. Penrod             Vice President
                        Kirtus D. Murray            Office Manager
North Webster           Jeanne G. Bowen             Vice President
Peru                    Patricia D. Adams           Assistant Vice President
Pierceton               Lisa S. Fitzgerald          Office Manager
Plymouth                Michael D. Burroughs        Vice President
Roann                   Merrill A. Templin          Assistant Vice President
Rochester               Phyllis M. Biddinger        Office Manager
Shipshewana             John R. Munsell             Vice President
Silver Lake             Deborah A. Lotz             Assistant Vice President
Syracuse                Donna J. Beck               Assistant Vice President
Wabash North            T.F. "Bob" Fuller           Vice President
Wabash South            Jody A. Slacian             Office Manager
Warsaw Downtown         Rosemary K. Baumgardner     Office Manager
Warsaw East             Pamela F. Messmore          Assistant Vice President
Warsaw West             Linda M. Riley              Office Manager
Winona Lake             Allan L. Disbro             Vice President