Form 10-K, Exhibit 13
period 1998-12-31
LAKELAND FINANCIAL CORP
filed 1999-03-18
CIK 721994

Annual Meeting
-----------------------------------------------------------------------------

     The annual meeting of the shareholders of Lakeland Financial Corporation will be held at noon, April 13, 1999, at the Shrine Building, Kosciusko County Fair Grounds, Warsaw, Indiana. As of December 31, 1998, there were approximately 1,500 shareholders.



Special Notice: Form 10-K Available
-----------------------------------------------------------------------------

     The Company will provide without charge to each shareholder its Annual Report on Form 10-K, including financial statements and schedules thereto required to be filed with the Securities and Exchange Commission for the Company's most recent fiscal year upon written request of Lakeland Financial Corporation, Attn: Treasurer, P.O. Box 1387, Warsaw, Indiana 46581-1387. The Form 10-K and related exhibits are also available on the Internet at www.sec.gov.



Registrar and Transfer Agent
-----------------------------------------------------------------------------

      Lake City Bank
      Trust Department
      P.O. Box 1387
      Warsaw, Indiana 46581-1387



Stock and Dividend Information
-----------------------------------------------------------------------------

     The following companies are market makers in Lakeland Financial Corporation stock and have reported the bid-ask prices for the Company's stock as set forth in the Selected Quarterly Data for the first three quarters of 1997.


     Stifel, Nicolaus & Company, Inc., 500 North Broadway, St. Louis, Missouri,
          63102
     Roney & Company, P.O. Box 130, Elkhart, Indiana, 46515
     McDonald Investments, Inc., 214 South Main Street, Elkhart, Indiana, 46516


     As of August 25, 1997, the Company's common stock and the preferred stock of its wholly-owned subsidiary, Lakeland Capital Trust, began trading on The Nasdaq Stock MarketSM under the symbols LKFN and LKFNP. "The Nasdaq Stock Market" or "Nasdaq" is a highly-regulated electronic securities market comprised of competing market makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and order execution systems. This market also provides specialized automation services for screen-based negotiations of transactions, on-line comparison of transactions, and a range of informational services tailored to the needs of the securities industry, investors and issuers. The Nasdaq Stock Market is operated by The Nasdaq Stock Market, Inc., a wholly-owned subsidiary of the National Association of Securities Dealers, Inc.
     The high-low prices as set forth in the Selected Quarterly Data for the fourth quarter of 1997 were obtained from the Bloomberg Business News service. The high-low prices for 1998 were obtained from The Nasdaq Stock Market.

Chairman's Letter
-----------------------------------------------------------------------------

Dear Shareholders:

     This is my last letter to you as Chief Executive Officer of Lakeland Financial Corporation and Lake City Bank. We can all be pleased that this is the result of my aging process and the inevitable passage of time, and not because of a sale or merger of our fine Corporation.

     It has been an exciting privilege to serve the Lake City Bank for 19 years. I am proud of our management team as well as our employees who have contributed to our joint success. Assets have grown from about $100 million to just under $1 billion with corresponding increases in earnings, stock value, and other key numbers. This has been an exciting time in the financial industry, and I was lucky to be a part of it with a truly great local, independent, community bank. My successor, CEO and President Michael L. Kubacki, will now competently carry the flag.

     It is noteworthy that Mike Kubacki not only possesses an outstanding banking resume but also has local roots, having grown up in Kosciusko County and graduated from the old Pierceton High School. He is an alumni of Indiana University and has an MBA from the University of Chicago.

     Mike Kubacki was with Northern Trust Company for 25 years. Early he ran that bank's Correspondent Banking Department with responsibility for lending to banks and insurance companies across the country. In the late 1980's he was President and CEO of a subsidiary bank in Oak Brook, Illinois. More recently he worked in California for Northern Trust as an Executive Vice President heading up the Los Angeles area.

     While stepping down as CEO, I do not plan to disassociate myself from the Bank. I will be active as Chairman of the Board on a daily basis for a relatively short period of time, but continue on after retirement as Chairman of the Board for the foreseeable future. This will entail the usual Chairman's duties as well as serving on various Board committees and offering counsel when appropriate.

     My sincere thanks to all of our customers, employees and shareholders for the opportunity of working together in building a great institution.



                                                   R. Douglas Grant
                                                   Chairman

Shareholder's Letter
-----------------------------------------------------------------------------

     Historically low interest rates, the competitive environment, and Year 2000 issues provided many challenges and opportunities for Lakeland Financial Corporation and Lake City Bank in 1998. The success we enjoyed in meeting these challenges resulted in record net income, loans and assets. A major factor in the Corporation's success continues to be a commitment to providing convenient, quality service to our customers. The hometown approach to banking continues to be well received in our communities, as demonstrated by your Corporation's growth during 1998.

     And our growth continues strong. Through branch acquisitions and de novo offices, we added nineteen offices in the last five years. Our primary market area comprises 42 offices in 33 towns in 14 counties in north central Indiana. Assets totaled $979 million at year-end 1998, representing a 22.9 percent increase over year-end 1997. This strong growth reflects the economic vitality of our markets and the benefits derived from being a locally owned and operating independent community bank. The recent sales and consolidation of banks in northern Indiana has resulted in some customer dissatisfaction with the service they provide. This dissatisfaction has contributed to our recent loan and deposit growth as customers have sought more personal, traditional relationships.

     Total assets increased $182 million over the prior year. Approximately $35 million of this increase was due to the Peru and Greentown offices acquired from Cleveland's National City Bank in February. We opened a new office in Plymouth, Indiana, which was well received and added over $7 million in 1998. The remaining increase was a result of growth in existing offices. Net income for the year was a record $7,888,000, an increase of 5 percent over 1997. This reflects continued pressure on the interest margin, excellent asset quality, a strong fee income year, and the increased expenses related to our growth and investment in technology.

     The financial services industry continued to feel pressure on the interest margin as interest rates remained at historically low levels and competition for loans and deposits intensified. As expected, the interest margin, or spread between what we earn on assets and what we pay on deposits and other funds used to support these assets, declined again in 1998. A contributing factor in this decline was the acquisitions of offices from other financial institutions in late 1997 and early 1998. The majority of assets received in these acquisitions were cash and facilities. The cash received was mostly invested in securities. Since securities normally earn less than loans, this has resulted in a lower spread on these funds until they can be more profitably invested in quality loans. While loan growth continued to be strong in 1998, especially in the commercial area, our challenge to increased profitability in 1999 will be our ability to continue generating high quality loans.

     Our success in growing loans in 1998 was made possible by a professional, knowledgeable staff dedicated to responding to customer needs. Through their efforts loans grew 17 percent with significant growth in commercial and consumer loans. Commercial loans grew by 27 percent and consumer loans grew by 9 percent. Delinquencies and charge-offs remained low as compared to industry averages.

-----------------------------------------------------------------------------

     We are also pleased with the growth in deposits during 1998. Total deposits increased $126 million, or about 21 percent, during 1998. Approximately $35 million of this growth was a result of the offices acquired in February, with the remaining growth in existing offices. This growth is a reflection of the economic strength in the markets we serve and of our commitment to providing the quality products and services demanded.

     The low interest rate environment during the year had a significant impact on noninterest income. This environment helped generate a significant increase in mortgage lending activity. The gains on sales of mortgage loans increased 169 percent to $1.5 million. This interest rate environment also provided an opportunity to sell securities from the available-for-sale portfolio at a profit, while better positioning the portfolio for future liquidity needs. These gains were approximately $1.3 million.

     All other components of noninterest income increased. We are particularly pleased with our results in the brokerage area, which far exceeded expectations for growth in accounts and fees in 1998. The increase in service charges on deposits reflects the large increase in the number of deposit accounts.

     A major challenge during 1998 was the completion of a two-year, $4.5 million investment in technology. As we grew from $497 million in 1994, to $979 million in 1998, updated technology was needed for us to continue to provide superior local service and to ensure our preparedness for the Year 2000. These investments included new teller and sales systems, new image capture software and hardware, a data warehouse system, and a new telephone system. These investments in technology also include modifications and replacements of systems, computer programs and equipment based upon an extensive review and analysis of the potential impact of Year 2000. These improvements position us for future growth, and allow any bank office to provide customers with the type of service and information that they expect from the hometown bank. The cost of these improvements, and the thirty percent increase in the branch network in 1998, resulted in a similar percentage increase in occupancy and equipment costs in 1998. We experienced a 24.4 percent increase in salaries and benefits related to the growth in offices. Also $942,000 of expense was incurred due to the amortization of the intangible assets relating to the branch purchases in late 1997 and early 1998.

     The Commercial Banking Division had an excellent year providing financing for large and small businesses. Commercial loans outstanding increased by a record $74 million to $347 million at year end from $273 million a year earlier while maintaining asset quality. The Division hosted several seminars designed to assist business and agri-business customers in dealing with the complex challenges faced in today's competitive business climate. The Year 2000 seminar provided guidance to customers on this timely important topic. Our commitment to this portion of the marketplace is very strong. At year end we had 25 commercial lending officers on staff, with an average experience level of 20 years.

     The Retail Division originated $87 million in residential mortgage loans in 1998, as compared to $43 million for 1997. Of this total, $65 million was sold into the secondary market, generating nearly $1.5 million in gains. Consumer loans outstanding grew by about $11 million or 9 percent, in

-----------------------------------------------------------------------------

1998. The Bank introduced a "lease look-alike" product to compete with the lease market, and also a software product facilitating preapproval of credit cards and personal lines of credit.

     With the introduction of the Executive and Professional Program, business customers can enjoy the benefits of housing all of their accounts in one bank, with the assurance of knowing that their banking officer will be able to expertly and expeditiously assist them. A unique new product, the Budget Saver auto loan was developed and has been enthusiastically received by consumers and auto dealers. The Direct Banking Center responds to nearly 200 customers each day and offers personal service. Our brokerage services continued to be used by our customers who want to buy/sell stocks, bonds, mutual investments and other non-insured investment needs. Income increased over 74 percent in 1998. Customers appreciate the convenience of investing where they are known by name and receive friendly service from knowledgeable and experienced professionals. The Investor's Weekly account was enhanced and experienced strong deposit growth of 68 percent in 1998. This account is a premier product for our customers who want high money market yields, convenient access to funds, security of FDIC Insurance up to $100,000, no fees, and ease of use. Products, specifically tailored for our customers, with emphasis on providing the service of a hometown bank, are utmost in our thoughts as we continue to develop the most beneficial groupings.

     Trust assets under management increased 16 percent in 1998 to $725 million. We recognize that investors today face a highly complex investment environment. Many providers of investment management and trust services have grown larger, more inflexible, impersonal and distant. Our approach to providing financial services is uncommon, but traditional. We work to build a personal relationship with customers on a local level, and deliver competitive investment results, which allow our clients to achieve their overall financial goals. In doing this we sponsored a Valentine Party for our retired friends, a Leading Ladies Luncheon, several professional receptions in our communities, investment breakfasts, and business after hours receptions. The Leading Ladies highly successful program is designed and tailored to provide an innovative financial program for the bank's female customers.

     Charles E. Niemier and M. Scott Welch were elected to the Lakeland Financial Corporation Board of Directors. Mr. Niemier is a graduate of Indiana University and Valparaiso University where he serves as a Trustee. He is Senior Vice President of Biomet, Inc. Mr. Welch, CEO of Welch Packaging Group and President of Elkhart Container, holds a BS degree in psychology from Depauw University. He serves on the Elkhart General Hospital Board and both the Elkhart and Indiana Chambers of Commerce. They replace Board members Joseph P. Prout and J. Alan Morgan who retired after 27 years and 24 years respectively of service to the Bank. Their leadership was appreciated and will be missed.

     D. Jean Northenor was promoted to Executive Vice President, with principal responsibilities in the human resource, marketing, and facilities area. She joined the Bank in 1983 after completing 12 years in Kosciusko County government, eight as the elected county auditor.

-----------------------------------------------------------------------------

     In 1999, we will open our first office in Allen County. This market includes Ft. Wayne, the second largest city in the state. Bank consolidation has been very rapid in Ft. Wayne, and we expect that customer acceptance of our Corporation will be positive over the next several years. We continue to evaluate other expansion opportunities throughout northern Indiana, with an emphasis on markets that would be receptive to a local, hometown business philosophy.

     The Trust, Discount Brokerage, Investment Services and other operational departments moved into the newly remodeled Trust Building in downtown Warsaw (formerly Kline's Department Store) during the third quarter. The building with state of the art technology has a friendly ambiance with user efficiency.

     Since 1872 Lake City Bank has been a symbol of strength, innovation and integrity. We remain responsive to our customers by providing need solving financial products handled by a professional, knowledgeable staff and supported by state of the art technology. Our success and reputation as a leading community bank would not be possible without the dedication and hard work of our employees and the support of our shareholders. We are grateful for this, and optimistic about the future.






          Michael L. Kubacki                       R.Douglas Grant
          President                                Chairman


Lakeland Financial Corporation and Lake City Bank Board of Directors
----------------------------------------------------------------------------------------------------------------------------------






Picture                             Picture                            Picture                            Picture
Eddie Creighton                     Anna K. Duffin                     L. Craig Fulmer                    R. Douglas Grant
  Partner and                         Civic Leader                       Chairman,                          Chairman,
 General Manager,                                                        Heritage Financial                 Lakeland Financial
 Creighton Brothers                                                      Group, Inc.                        Corporation and Lake
                                                                                                            City Bank



Picture                             Picture                            Picture                            Picture
Jerry L. Helvey                     Michael L. Kubacki                 Allan J. Ludwig                    Charles E. Niemier
  President,                          President,                         Industrial Developer               Senior Vice President,
  Helvey & Associates, Inc.           Lakeland Financial                                                    Biomet, Inc.
                                      Corporation and Lake
                                      City Bank


Picture                             Picture                            Picture                            Picture
Richard L. Pletcher                 Terry L. Tucker                    M. Scott Welch                     G.L. White
  President,                          President,                         Chief Executive Officer,           Former President,
  Pletcher Enterprises, Inc.          Maple Leaf Farms, Inc.             Welch Packaging Group              United Telephone
                                                                                                            Company of Indiana

                     LAKELAND FINANCIAL CORPORATION OFFICERS
R. Douglas Grant ....................Chairman (Chief Executive Officer through
                                       1998)
Michale L. Kubacki...................President and Chief Executive Officer
D. Jean Northenor ...................Executive Vice President
Paul S. Siebenmorgem.................Executive Vice President
Walter L. Weldy .....................Executive Vice President
Terry M. White ......................Executive Vice President
                                     Secretary and Treasurer
James J. Nowak.......................Assistant Secretary and Treasurer





Selected Financial Data (in thousands except for share and per share data)
---------------------------------------------------------------------------------------------------------------------------------

                                                             1998           1997           1996           1995           1994
                                                         ------------   ------------   ------------   ------------   ------------

Interest income                                          $     63,667   $     52,699   $     45,941   $     41,944   $     33,556

Interest expense                                               36,091         28,060         23,737         21,642         14,887
                                                         ------------   ------------   ------------   ------------   ------------

Net interest income  . . . . . . . . . . . . . . . . .         27,576         24,639         22,204         20,302         18,669

Provision for loan losses                                         480            269            120            120            795
                                                         ------------   ------------   ------------   ------------   ------------

Net interest income after provision
  for loan losses                                              27,096         24,370         22,084         20,182         17,874
Other noninterest income                                        8,486          6,978          5,396          4,297          4,198
Net gains on sale of real estate
  mortgages held-for-sale                                       1,467            545            412            159            177
Net securities gains (losses)                                   1,256            (19)            (9)           315             (7)
Noninterest expense                                           (26,491)       (20,414)       (17,935)       (16,244)       (14,092)
                                                         ------------   ------------   ------------   ------------   ------------

Income before income tax expense . . . . . . . . . . .         11,814         11,460          9,948          8,709          8,150

Income tax expense                                              3,926          3,920          3,504          3,064          3,024
                                                         ------------   ------------   ------------   ------------   ------------

Net income . . . . . . . . . . . . . . . . . . . . . .   $      7,888   $      7,540   $      6,444   $      5,645   $      5,126
                                                         ============   ============   ============   ============   ============

Average shares outstanding*                                 5,813,984      5,813,162      5,792,825      5,753,984      5,753,984
                                                         ============   ============   ============   ============   ============

Basic earnings per common share*                         $      1.36    $      1.30    $      1.11    $      0.98    $      0.89
                                                         ============   ============   ============   ============   ============

Diluted earnings per common share*                       $      1.36    $      1.30    $      1.11    $      0.98    $      0.89
                                                         ============   ============   ============   ============   ============

Cash dividends declared*                                 $      0.33    $      0.30    $      0.23    $      0.19    $      0.15
                                                         ============   ============   ============   ============   ============


Balances at December 31:
------------------------
Total assets                                             $    978,909   $    796,478   $    656,551   $    568,579   $    496,963

Total deposits                                           $    739,347   $    612,992   $    496,553   $    431,934   $    396,740

Long-term borrowings                                     $     21,386   $     25,367   $     23,531   $     17,432   $     17,432

Guaranteed preferred beneficial interests in
  Company's subordinated debentures                      $     19,238   $     19,211   $          0   $          0   $          0

Total stockholders' equity                               $     55,156   $     48,256   $     42,043   $     36,754   $     29,889

* Adjusted for 2-for-1 stock splits on April 30, 1996 and April 30, 1998.





Selected Quarterly Data (in thousands except for per share data) (unaudited)
---------------------------------------------------------------------------------------------------------------------------------
                                                                             4th           3rd             2nd            1st
1998                                                                      Quarter        Quarter        Quarter        Quarter
                                                                        ------------   ------------   ------------   ------------
Interest income                                                         $     16,451   $     16,366   $     15,904   $     14,946
Interest expense                                                               9,344          9,354          9,037          8,356
                                                                        ------------   ------------   ------------   ------------
Net interest income  . . . . . . . . . . . . . . . . . . . . . . . . .         7,107          7,012          6,867          6,590

Provision for loan losses                                                        120            120            120            120

Noninterest income                                                             3,018          3,020          2,731          2,440
Noninterest expense                                                            6,920          7,059          6,478          6,034
Income tax expense                                                             1,106            981            965            874
                                                                        ------------   ------------   ------------   ------------
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $      1,979   $      1,872   $      2,035   $      2,002
                                                                        ============   ============   ============   ============

Basic earnings per common share**                                       $       0.34   $       0.33   $       0.35   $       0.34
                                                                        ============   ============   ============   ============
Diluted earnings per common share**                                     $       0.34   $       0.33   $       0.35   $       0.34
                                                                        ============   ============   ============   ============

Stock and Dividend Information
Trading range (per share)*  **
  Low                                                                   $      16.50   $      19.00    $     22.25   $      23.00
  High                                                                  $      20.00   $      24.50    $     29.00   $      34.00

Dividends declared (per share) **                                       $       0.09   $       0.09    $      0.08   $       0.07

---------------------------------------------------------------------------------------------------------------------------------
                                                                             4th            3rd            2nd            1st
1997                                                                      Quarter        Quarter        Quarter        Quarter
                                                                        ------------   ------------   ------------   ------------
Interest income                                                         $     13,775   $     13,344   $     13,180   $     12,400
Interest expense                                                               7,574          7,240          6,832          6,414
                                                                        ------------   ------------   ------------   ------------
Net interest income . . . . . . . . . . . . . . . . . . . . . . . . . .        6,201          6,104          6,348          5,986

Provision for loan losses                                                         89             60             60             60

Noninterest income                                                             2,003          2,016          1,886          1,599
Noninterest expense                                                            5,777          5,156          4,825          4,656
Income tax expense                                                               695          1,034          1,149          1,042
                                                                        ------------   ------------   ------------   ------------
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $      1,643   $      1,870   $      2,200   $      1,827
                                                                        ============   ============   ============   ============

Basic earnings per common share**                                       $       0.28   $       0.32   $       0.38   $       0.32
                                                                        ============   ============   ============   ============
Diluted earnings per common share**                                     $       0.28   $       0.32   $       0.38   $       0.32
                                                                        ============   ============   ============   ============

Stock and Dividend Information
Trading range (per share)*  **
  Low                                                                   $       23.00  $       17.75  $       16.88  $     15.38
  High                                                                  $       24.50  $       24.50  $       17.88  $     17.50

Dividends declared (per share)**                                        $        0.08  $        0.07  $        0.08  $      0.07


*    The trading range for the first three quarters of 1997 is the bid-asked prices as reported by the market makers for the
     Company's common stock. The trading range for the fourth quarter of 1997 is the high and low as reported by Bloomberg
     Business News. The fourth quarter of 1997 is the first full quarter the Company's common stock was traded on Nasdaq. The trading ranges for 1998 are the high and low as obtained from the Nasdaq Stock Market.

**   Per share data has been adjusted for a 2-for-1 stock split on April 30, 1998.





Consolidated Balance Sheets (in thousands except for share data)
---------------------------------------------------------------------------------------------------------------------------------
December 31                                                                                               1998           1997
                                                                                                      ------------   ------------
ASSETS
Cash and due from banks                                                                               $     45,933   $     45,317
Short-term investments                                                                                      15,575          4,445
                                                                                                      ------------   ------------
  Total cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         61,508         49,762

Securities available-for-sale (carried at fair value)                                                      327,658         84,599
Securities held-to-maturity  (fair value of $0 at 1998
  and $166,079 at 1997)                                                                                          0        163,559
Real estate mortgages held-for-sale                                                                          3,796          1,516

Total loans                                                                                                538,496        458,634
Less allowance for loan losses                                                                               5,510          5,308
                                                                                                      ------------   ------------
  Net loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        532,986        453,326


Land, premises and equipment, net                                                                           26,370         23,108
Accrued income receivable                                                                                    5,669          4,915
Intangible assets                                                                                           11,453          9,649
Other assets                                                                                                 9,469          6,044
                                                                                                      ------------   ------------
  Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    978,909   $    796,478
                                                                                                      ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Noninterest bearing deposits                                                                          $    118,361   $     92,467
Interest bearing deposits                                                                                  620,986        520,525
                                                                                                      ------------   ------------
  Total deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       739,347        612,992

Short-term borrowings
  Federal funds purchased                                                                                        0         14,650
  Securities sold under agreements to repurchase                                                           110,163         65,467
  U.S. Treasury demand notes                                                                                 1,527          4,000
  Other short-term borrowings                                                                               24,000              0
                                                                                                      ------------   ------------
    Total short-term borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        135,690         84,117

Accrued expenses payable                                                                                     6,503          5,040
Other liabilities                                                                                            1,589          1,495
Long-term borrowings                                                                                        21,386         25,367
Guaranteed preferred beneficial interests in
  Company's subordinated debentures                                                                         19,238         19,211
                                                                                                      ------------   ------------
  Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        923,753        748,222

Commitments, off-balance sheet risks and contingencies

STOCKHOLDERS' EQUITY
Common stock: 90,000,000 shares authorized, no par value,
  5,813,984 shares issued, 5,796,918 outstanding as of December 31, 1998;
  5,813,984 shares issued, 5,803,232 outstanding as of December 31, 1997                                     1,453          1,453
Additional paid-in capital                                                                                   8,537          8,537
Retained earnings                                                                                           43,652         37,766
Unrealized net gain on securities available-for-sale                                                         1,848            685
Treasury stock, at cost                                                                                       (334)          (185)
                                                                                                      ------------   ------------
  Total stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        55,156         48,256
                                                                                                      ------------   ------------
    Total liabilities and stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    978,909   $    796,478
                                                                                                      ============   ============
     The accompanying notes are an integral part of these consolidated financial statements.





Consolidated Statements of Income (in thousands except for share data)
------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                                                     1998           1997           1996
                                                                                       ------------   ------------   ------------
NET INTEREST INCOME
Interest and fees on loans
  Taxable                                                                              $     44,225   $     38,265   $     32,724
  Tax-exempt                                                                                    194            228            246
Interest and dividends on securities
  Taxable                                                                                    16,416         12,472         11,348
  Tax-exempt                                                                                  2,313          1,431          1,378
Interest on short-term investments                                                              519            303            245
                                                                                       ------------   ------------   ------------
    Total interest income                                                                    63,667         52,699         45,941

Interest on deposits                                                                         28,154         21,183         18,411
Interest on borrowings
  Short-term                                                                                  4,724          4,921          4,213
  Long-term                                                                                   3,213          1,956          1,113
                                                                                       ------------   ------------   ------------
    Total interest expense                                                                   36,091         28,060         23,737
                                                                                       ------------   ------------   ------------

NET INTEREST INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         27,576         24,639         22,204

Provision for loan losses                                                                       480            269            120
                                                                                       ------------   ------------   ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES  . . . . . . . . . . . . . . . .         27,096         24,370         22,084

NONINTEREST INCOME
Trust income                                                                                  1,205          1,188            881
Service charges on deposits                                                                   4,004          3,369          2,809
Other income                                                                                  3,277          2,421          1,706
Net gains on the sale of real estate mortgages held-for-sale                                  1,467            545            412
Net securities gains (losses)                                                                 1,256            (19)            (9)
                                                                                       ------------   ------------   ------------
  Total noninterest income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         11,209          7,504          5,799

NONINTEREST EXPENSE
Salaries and employee benefits                                                               14,076         11,317          9,570
Net occupancy expense                                                                         1,866          1,397          1,339
Equipment costs                                                                               2,205          1,747          1,616
Other expense                                                                                 8,344          5,953          5,410
                                                                                       ------------   ------------   ------------
                                                                                             26,491         20,414         17,935
  Total noninterest expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   ------------   ------------   ------------

INCOME BEFORE INCOME TAX EXPENSE                                                             11,814         11,460          9,948

Income tax expense                                                                            3,926          3,920          3,504
                                                                                       ------------   ------------   ------------

NET INCOME . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $      7,888   $      7,540   $      6,444
                                                                                       ============   ============   ============

AVERAGE COMMON SHARES OUTSTANDING                                                         5,813,984      5,813,162      5,792,825
                                                                                       ============   ============   ============

BASIC EARNINGS PER COMMON SHARE                                                        $       1.36   $       1.30   $       1.11
                                                                                       ============   ============   ============

DILUTED EARNINGS PER COMMON SHARE                                                      $       1.36   $       1.30   $       1.11
                                                                                       ============   ============   ============


     The accompanying notes are an integral part of these consolidated financial statements.





Consolidated Statements of Changes in Stockholders' Equity (in thousands except for share data)
----------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                      1998                        1997                        1996
                                                 -------------------------   -------------------------   -------------------------
COMMON STOCK

  Balance at beginning of the period             $      1,453                $      1,448                $      1,438
  Issued shares of previously
    authorized, unissued stock
    (10,000 - 1997; 10,000 - 1996)                          0                           5                          10
                                                 ------------                ------------                ------------
  Balance at end of the period . . . . . . .            1,453                       1,453                       1,448

ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of the period                    8,537                       8,232                       7,827
  Issued shares of previously
    authorized, unissued stock
    (10,000 - 1997; 10,000 - 1996)                          0                         305                         405
                                                 ------------                ------------                ------------
  Balance at end of the period . . . . . . .            8,537                       8,537                       8,232
 .

RETAINED EARNINGS
  Balance at beginning of the period                   37,766                      31,967                      26,858
  Net income                                            7,888  $     7,888          7,540  $     7,540          6,444  $     6,444
  Cash dividends declared ($.33, $.30 and $.23)
    Per share                                          (2,002)                     (1,741)                     (1,335)
                                                 ------------                ------------                ------------
  Balance at end of the period . . . . . . .           43,652                      37,766                      31,967

UNREALIZED NET GAIN ON
SECURITIES AVAILABLE-FOR-SALE
  Balance at beginning of the period                      685                         396                         631
  Unrealized gain (loss) on available-for-sale
    securities arising during the period                 (573)                        289                        (235)
  Reclassification adjustments for accumulated
    (gains) losses included in net income                (759)                          0                           0
  Cumulative effect of adopting SFAS No. 133            2,495                           0                           0
                                                 ------------                ------------                ------------
  Other comprehensive income
    (net of taxes $762, $190 and [$154])                1,163        1,163           289           289          (235)         (235)
                                                 ------------  -----------   ------------  -----------   ------------  -----------
  Balance at end of the period . . . . . . .            1,848                         685                         396
  Total comprehensive income   . . . . . . .                   $     9,051                 $     7,829                 $     6,209
                                                               ===========                 ===========                 ===========

TREASURY STOCK
  Balance at beginning of the period                     (185)                          0                           0
  Acquisition of treasury stock                          (149)                       (185)                          0
                                                 ------------                ------------                ------------
  Balance at end of the period  . . . . . .              (334)                       (185)                          0
                                                 ------------                ------------                ------------

TOTAL STOCKHOLDERS' EQUITY  . . . . . . . .      $     55,156                $     48,256                $     42,043
                                                 ============                ============                ============


The accompanying notes are an integral part of these consolidated financial statements.





Consolidated Statements of Cash Flows (in thousands)
---------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                                                     1998           1997           1996
                                                                                       -----------   ------------   -------------
Cash flows from operating activities
Net income                                                                              $     7,888   $      7,540   $      6,444

Adjustments to reconcile net income to
  net cash from operating activities

  Depreciation                                                                                1,782          1,393          1,277
  Provision for loan losses                                                                     480            269            120
  Write down of other real estate owned                                                           0             19             20
  Amortization of intangible assets                                                             942             26              0
  Loans originated for sale                                                                 (65,425)       (27,426)       (27,599)
  Net (gain) loss on sale of loans                                                           (1,467)          (545)          (412)
  Proceeds from sale of loans                                                                64,612         27,350         27,261
  Net (gain) loss on sale of premises and equipment                                             (40)            11              3
  Net (gain) loss on sale of securities available-for-sale                                   (1,257)             0              0
  Net loss on calls of securities held-to-maturity                                                1             19              9
  Net securities amortization                                                                 1,379             23            256
  Increase (decrease) in taxes payable                                                       (1,207)          (217)           237
  Increase in income receivable                                                                (754)          (661)          (251)
  Increase in accrued expenses payable                                                          949            224            360
  (Increase) decrease in other assets                                                        (1,769)           459           (698)
  Increase in other liabilities                                                                  62            427            164
                                                                                        -----------   ------------   ------------
    Total adjustments                                                                        (1,712)         1,371            747
                                                                                        -----------   ------------   ------------
      Net cash from operating activities . . . . . . . . . . . . . . . . . . . . . . .        6,176          8,911          7,191

Cash flows from investing activities
  Proceeds from sale of securities available-for-sale                                        65,404              0              0
  Proceeds from maturities and calls of securities held-to-maturity                          45,787         14,557          8,784
  Proceeds from maturities and calls of securities available-for-sale                        32,980         26,100         14,130
  Purchases of securities available-for-sale                                                (89,948)       (28,315)       (14,429)
  Purchases of securities held-to-maturity                                                 (131,919)       (52,946)       (20,247)
  Net (increase) decrease in total loans                                                    (80,809)       (53,286)       (54,934)
  Proceeds from sales of land, premises and equipment                                           530              0              0
  Purchases of land, premises and equipment                                                  (3,950)        (5,464)        (3,558)
  Net proceeds (payments) from acquisitions                                                  30,020         58,889              0
                                                                                        -----------   ------------   ------------
    Net cash from investing activities . . . . . . . . . . . . . . . . . . . . . . . .     (131,905)       (40,465)       (70,254)

Cash flows from financing activities
  Net increase in total deposits                                                             92,034         21,257         64,619
  Proceeds from short-term borrowings                                                     4,740,920        889,826        849,944
  Payments on short-term borrowings                                                      (4,689,347)      (894,089)      (838,695)
  Proceeds from long-term borrowings                                                         20,050         10,000         14,118
  Payments on long-term borrowings                                                          (24,031)        (8,163)        (8,019)
  Dividends paid                                                                             (2,002)        (1,741)        (1,335)
  Proceeds from sale of common stock                                                              0            310            415
  Net proceeds from issuance of guaranteed preferred beneficial interests
    in Company's subordinated debentures                                                          0         19,222              0
  Purchase of treasury stock                                                                   (149)          (185)             0
                                                                                        -----------   ------------   ------------
    Net cash from financing activities . . . . . . . . . . . . . . . . . . . . . . . .      137,475         36,437         81,047
                                                                                        -----------   ------------   ------------
Net increase in cash and cash equivalents                                                    11,746          4,883         17,984
Cash and cash equivalents at beginning of the year                                           49,762         44,879         26,895
                                                                                        -----------   ------------   ------------
Cash and cash equivalents at end of year . . . . . . . . . . . . . . . . . . . . . . .  $    61,508   $     49,762   $     44,879
                                                                                        ===========   ============   ============
Cash paid during the year for:
  Interest                                                                              $    35,228   $     27,921   $     23,239
  Income taxes                                                                          $     3,610   $      3,918   $      3,420
Securities transferred from held-to-maturity to available-for-sale                      $   249,087   $          0   $          0
Loans transferred to other real estate                                                  $       683   $        284   $        334

     The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
-----------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations and Principles of Consolidation:
     The consolidated financial statements include Lakeland Financial Corporation and its wholly-owned subsidiaries, Lake City Bank and Lakeland Capital Trust, together referred to as the "Company". Intercompany transactions and balances are eliminated in consolidation.
     The Company provides financial services through its subsidiary, Lake City Bank (the Bank), a full-service commercial bank with 42 branch offices in fourteen counties in northern Indiana. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

Use of Estimates:
     To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, the fair values of financial instruments, and the fair value of mortgage servicing rights are particularly subject to change.

Cash Flows:
     Cash and cash equivalents includes cash, demand deposits in other financial institutions and short-term investments with maturities of 90 days or less. Cash flows are reported net for customer loan and deposit transactions.

Securities:
     Securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Trading securities are bought for sale in the near term and are carried at fair value, with changes in unrealized holding gains and losses included in income. Federal Home Loan Bank Stock is carried at cost.
     The Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities in June, 1998. The Company adopted SFAS No. 133 as of October 1, 1998. As permitted in SFAS No. 133, on October 1, 1998, the Company transferred securities with an amortized cost of $249,087,000 and a fair value of $253,218,000 from the held-to-maturity portfolio to the available-for-sale portfolio. None of these securities were sold during the fourth quarter of 1998. The Company does not have any derivative instruments nor does the Company have any hedging activities.
     Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans:
     Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.
     Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt. All unpaid accrued interest is reversed and interest income is subsequently recorded only to the extent cash payments are received.

Allowance for Loan Losses:
     The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. A loan is charged-off as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.
     A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Foreclosed Assets:
     Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

 Land, Premises and Equipment:
     Land, premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on both straight-line and accelerated methods over the useful lives of the assets. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Servicing Rights:
     Servicing rights are recognized as assets for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

-----------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Intangibles:
     Purchased intangible assets, primarily goodwill and core deposit value, are recorded at cost and amortized over the estimated life. Goodwill amortization is straight-line over 15 years, and core deposit amortization is accelerated over 12 years.

Repurchase Agreements:
     Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Benefit Plans:
     A noncontributory defined benefit pension plan covers substantially all employees. Funding of the plan equals or exceeds the minimum funding requirement determined by the actuary. The projected unit credit cost method is used to determine expense. Benefits are based on years of service and compensation levels.

Stock Compensation:
     There are 600,000 shares of common stock reserved for which stock options may be granted to employees of Lakeland Financial Corporation, its subsidiaries and Board of Directors. These are accounted for under APB No. 25. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted using an option pricing model to estimate fair value.

Income Taxes:
     An annual consolidated federal income tax return is filed by the Company. Income tax expense is recorded based on the amount of taxes due on its tax return plus deferred taxes computed based upon the expected future tax consequences of temporary differences between carrying amounts and tax bases of assets and liabilities, using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments:
     Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Earnings Per Common Share:
     Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements. The common shares outstanding for the Stockholders' Equity section of the Balance Sheet reflect the acquisition of 17,066 shares of Lakeland Financial Corporation common stock to offset a liability for a directors' deferred compensation plan. These shares are treated as outstanding when computing the weighted-average common shares outstanding for the calculation of both basic and diluted earnings per share.

Comprehensive Income:
     Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale which are also recognized as separate components of equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

Loss Contingencies:
     Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction:
     Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to its shareholders.

Fair Value of Financial Instruments:
     Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Industry Segments:
     Internal financial information is primarily reported and aggregated in the line of business of banking.

Reclassifications:
     Certain amounts appearing in the financial statements and notes thereto for prior periods have been reclassified to conform with the current presentation. The reclassifications had no effect on net income or stockholders' equity as previously reported.

-----------------------------------------------------------------------------
NOTE 2 - SECURITIES
     Information related to the amortized cost and fair value of securities at December 31 is provided in the table below.


                                                                                          Unrealized    Unrealized
                                                                            Amortized       Gross         Gross          Fair
                                                                               Cost         Gains         Losses        Value
                                                                           ------------  ------------  ------------  ------------
                                                                                                (in thousands)
Securities available-for-sale at December 31, 1998
  U.S. Treasury securities                                                 $     38,938  $        751  $       (168) $     39,521
  U.S. Government agencies and corporations                                       1,990            40             0         2,030
  Mortgage-backed securities                                                    225,741         1,086          (913)      225,914
  State and municipal securities                                                 56,924         2,312          (124)       59,112
  Other debt securities                                                           1,005            76             0         1,081
                                                                           ------------  ------------  ------------  ------------
      Total securities available-for-sale at December 31, 1998 . . . . .   $    324,598  $      4,265  $     (1,205) $    327,658
                                                                           ============  ============  ============  ============
Securities available-for-sale at December 31, 1997
  U.S. Treasury securities                                                 $     28,833  $        468  $        (15) $     29,286
  U.S. Government agencies and corporations                                         100             0             0           100
  Mortgage-backed securities                                                     52,746           734          (171)       53,309
  State and municipal securities                                                  1,787           117             0         1,904
                                                                           ------------  ------------  ------------  ------------
      Total securities available-for-sale at December 31, 1997 . . . . .   $     83,466  $      1,319  $       (186) $     84,599
                                                                           ============  ============  ============  ============
Securities held-to-maturity at December 31, 1997
  U.S. Treasury securities                                                 $     21,170  $        344  $        (13) $     21,501
  U.S. Government agencies and corporations                                       2,176            70             0         2,246
  Mortgage-backed securities                                                    116,788           713          (316)      117,185
  State and municipal securities                                                 22,418         1,628            (2)       24,044
  Other debt securities                                                           1,007            96             0         1,103
                                                                           ------------  ------------  ------------  ------------
      Total securities held-to-maturity at December 31, 1997 . . . . . .   $    163,559  $      2,851  $       (331) $    166,079
                                                                           ============  ============  ============  ============

     Information regarding the amortized cost and fair value of debt securities by maturity as of December 31, 1998, is presented below. Maturity information is based on contractual maturity for all securities other than mortgage-backed securities. Actual maturities of securities may differ from contractual maturities because borrowers may have the right to prepay the obligation without prepayment penalty.


                                                                                                           Available-for-Sale
                                                                                                           December 31, 1998
                                                                                                       --------------------------
                                                                                                         Amortized       Fair
                                                                                                           Cost         Value
                                                                                                       ------------  ------------
                                                                                                             (in thousands)

Due in one year or less                                                                                $      7,210  $      7,277
Due after one year through five years                                                                        35,287        35,922
Due after five years through ten years                                                                        5,968         6,468
Due after ten years                                                                                          50,392        52,077
                                                                                                       ------------  ------------
                                                                                                             98,857       101,744
Mortgage-backed securities                                                                                  225,741       225,914
                                                                                                       ------------  ------------
  Total debt securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    324,598  $    327,658
                                                                                                       ============  ============

-----------------------------------------------------------------------------
NOTE 2 - SECURITIES (continued)
     Security proceeds, gross gains and gross losses for 1998, 1997 and 1996 were as follows:


                                                                                             1998          1997          1996
                                                                                          -----------  ------------  ------------
                                                                                                      (in thousands)
Sales and calls of securities available-for-sale
  Proceeds                                                                                $    66,197  $        100  $        650
  Gross gains                                                                                   1,257             0             0
  Gross losses                                                                                      0             0             0
Calls of securities held-to-maturity
  Proceeds                                                                                $     1,532  $        638  $        802
  Gross gains                                                                                       0             0             0
  Gross losses                                                                                     (1)           19             9

     Securities with carrying values of $143,450,000 and $122,482,000 were pledged as of December 31, 1998 and 1997, as collateral for deposits of public funds, securities sold under agreements to repurchase and for other purposes as permitted or required by law.

NOTE 3 -  LOANS
     Total loans outstanding as of December 31, 1998 and 1997, consisted of the following:


                                                                                                           1998          1997
                                                                                                       ------------  ------------
                                                                                                             (in thousands)
Commercial and industrial loans                                                                        $    301,682  $    237,132
Agri-business and agricultural loans                                                                         45,043        35,820
Real estate mortgage loans                                                                                   57,580        62,279
Real estate construction loans                                                                                2,975         3,089
Installment loans and credit cards                                                                          131,216       120,314
                                                                                                       ------------  ------------
  Total loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    538,496  $    458,634
                                                                                                       ============  ============


NOTE 4 - ALLOWANCE FOR LOAN LOSSES
     The following is an analysis of the allowance for loan losses for 1998, 1997 and 1996:

                                                                                             1998          1997          1996
                                                                                         ------------  ------------  ------------
                                                                                                      (in thousands)
Balance, January 1                                                                       $      5,308  $      5,306  $      5,472
Provision for loan losses                                                                         480           269           120
Loans charged-off                                                                                 416           359           368
Recoveries                                                                                        138            92            82
                                                                                         ------------  ------------  ------------
  Net loans charged-off                                                                           278           267           286
                                                                                         ------------  ------------  ------------
Balance, December 31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $      5,510  $      5,308  $      5,306
                                                                                         ============  ============  ============

     Nonaccrual loans at December 31, 1998, 1997 and 1996, totaled $0, $1,058,000 and $384,000. Interest lost on nonaccrual loans was approximately $42,000, $44,000 and $35,000 for 1998, 1997 and 1996. Loans renegotiated as troubled debt restructuring totaled $1,281,000 and $1,377,000 as of December 31, 1998 and 1997. Interest income of $84,000, $92,000 and $85,000 was recognized in 1998, 1997 and 1996. Had these loans been performing under the original contract terms, an additional $47,000 would have been reflected in interest income during 1998, $50,000 in 1997 and $44,000 in 1996. The Company is not committed to lend additional funds to debtors whose loans have been modified. At December 31, 1998, 1997 and 1996, the Company had no loans meeting the definition of impaired. One loan was classified as impaired during 1998, but was repaid prior to year-end.

     NOTE 5 - SECONDARY MORTGAGE MARKET ACTIVITIES Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were $106,392,000 and $68,028,000 at December 31, 1998 and 1997, respectively. Net loan servicing income was $11,000, $98,000 and $96,000 for 1998, 1997 and 1996. Information on mortgage servicing rights follows:


                                                                                                           1998          1997
                                                                                                       ------------  ------------
                                                                                                             (in thousands)
Beginning of year                                                                                      $        425  $        205
Originations                                                                                                    754           268
Amortization                                                                                                   (171)          (48)
                                                                                                       ------------  ------------
  End of year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $      1,008  $        425
                                                                                                       ============  ============



                                      16

-----------------------------------------------------------------------------
NOTE 6 - LAND, PREMISES AND EQUIPMENT, NET
     Land, premises and equipment and related accumulated depreciation were as follows at December 31:

                                                                                                           1998          1997
                                                                                                       ------------  ------------
                                                                                                             (in thousands)
Land                                                                                                   $      6,274  $      5,953
Premises                                                                                                     18,269        15,915
Equipment                                                                                                    13,059        11,227
                                                                                                       ------------  ------------
  Total cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       37,602        33,095
Less accumulated depreciation                                                                                11,232         9,987
                                                                                                       ------------  ------------
  Land, premises and equipment, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $     26,370  $     23,108
                                                                                                       ============  ============

NOTE 7 - DEPOSITS
     The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $153,991,000 and $108,497,000 at December 31,
1998 and 1997.

     At December 31, 1998, the scheduled maturities of time deposits were as follows:

                                                                    Amount
                                                                 ------------
                                                                (in thousands)
Maturing in 1999                                                 $    425,808
Maturing in 2000                                                       47,775
Maturing in 2001                                                       13,619
Maturing in 2002                                                        7,029
Maturing in 2003                                                        4,292
Thereafter                                                              1,634
                                                                 ------------
  Total time deposits . . . . . . . . . . . . . . . . . . . . .  $    500,157
                                                                 ============

NOTE 8 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
     Securities sold under agreements to repurchase (repo accounts) represent collateralized borrowings with customers located primarily within the Company's trade area. Repo accounts are not covered by federal deposit insurance and are secured by securities owned. Information on these liabilities and the related collateral for 1998 and 1997 is as follows:

                                                                                                           1998          1997
                                                                                                       ------------  ------------
                                                                                                             (in thousands)
Average balance during the year                                                                        $     84,157  $     83,732
Average interest rate during the year                                                                         5.19%         5.45%
Maximum month-end balance during the year                                                              $    110,163  $     98,917
Securities underlying the agreements at year-end
  Amortized cost                                                                                       $    112,301  $     66,183
  Fair value                                                                                           $    113,078  $     67,258



                                                                                              Collateral Value
                                                                           ------------------------------------------------------
                                                                                U.S. Treasury              Mortgage-backed
                                                               Weighted           Securities                  Securities
                                                                Average   --------------------------  --------------------------
                                              Repurchase      Interest      Amortized        Fair       Amortized        Fair
Term                                          Liability         Rate           Cost         Value          Cost         Value
-------------------------------------------  ------------  --------------- ------------  ------------  ------------  ------------
                                            (in thousands)                                     (in thousands)
On demand                                    $     68,322          4.21%   $        523  $        520  $     68,795  $     69,158
1 to 30 days                                        4,016          5.08             606           616         3,579         3,580
31 to 90 days                                       7,600          5.60           1,615         1,633         6,218         6,222
Over 90 days                                       30,225          5.83          22,000        22,337         8,965         9,012
                                             ------------  --------------- ------------  ------------  ------------  ------------
   Total . . . . . . . . . . . . . . . . .   $    110,163          4.78%   $     24,744  $     25,106  $     87,557  $     87,972
                                             ============  =============== ============  ============  ============  ============

     The Company retains the right to substitute similar type securities, and has the right to withdraw all collateral applicable to repo accounts whenever the collateral values are in excess of the related repurchase liabilities. At December 31, 1998, there were no material amounts of securities at risk with any one customer. The Company maintains control of these securities through the use of third-party safekeeping arrangements.

-----------------------------------------------------------------------------
NOTE 9 - LONG -TERM BORROWINGS
       Long-term borrowings at December 31 consisted of:

                                                                                                           1998          1997
                                                                                                       ------------  ------------
                                                                                                             (in thousands)
Federal Home Loan Bank of Indianapolis Notes, Variable Rate, Due April 27, 1998                        $          0  $     10,000
Federal Home Loan Bank of Indianapolis Notes, 5.92%,  Due December 7, 1998                                        0         4,000
Federal Home Loan Bank of Indianapolis Notes, 5.50%,  Due December 28, 1998                                       0        10,000
Federal Home Loan Bank of Indianapolis Notes, Variable Rate, Due April 27, 1999                              10,000             0
Federal Home Loan Bank of Indianapolis Notes, 5,25%, Due December 28, 2001                                   10,000             0
Federal Home Loan Bank of Indianapolis Notes, 6.15%, Due June 24, 2003                                        1,300         1,300
Federal Home Loan Bank of Indianapolis Notes, 6.15%, Due January 15, 2018                                        50             0
Capital Leases                                                                                                   36            67
                                                                                                       ------------  ------------
  Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     21,386  $     25,367
                                                                                                       ============  ============

     All notes require monthly interest payments and were secured by residential real estate loans and securities with a carrying value of $179,766,000 at December 31, 1998. At December 31, 1998, the Company owned $2,844,100 of Federal Home Loan Bank (FHLB) stock, which also secures debts to the FHLB. The capital leases had original terms of approximately three years and require monthly payments. In addition to the long-term borrowings, the Company has a $24 million variable rate FHLB note due June 6, 1999. This note is classified as a short-term borrowing in the financial statements. The Company is authorized to borrow up to $100 million from the FHLB.

NOTE 10 - GUARANTEED PREFERRED BENEFICIAL INTERESTS
     In September 1997, Lakeland Capital Trust (Lakeland Trust) completed a public offering of 2 million shares of cumulative trust preferred securities (Preferred Securities) with a liquidation preference of $10 per security. The proceeds of the offering were loaned to the Company in exchange for subordinated debentures with terms similar to the Preferred Securities. The sole assets of Lakeland Trust are the subordinated debentures of the Company and payments thereunder. The subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of Lakeland Trust under the Preferred Securities. Distributions on the securities are payable quarterly at the annual rate of 9% of the liquidation preference and are included in interest expense in the consolidated financial statements. These securities are considered as Tier I capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 1998, the outstanding principal balance of the subordinated debentures was $20,619,000. The principal balance of the subordinated debentures less the unamortized issuance costs constitute the guaranteed preferred beneficial interests in the Company's subordinated debentures in the financial statements.
     The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. Subject to the Company having received prior approval of the Federal Reserve if then required, the subordinated debentures are redeemable prior to the maturity date of September 30, 2027 at the option of the Company on or after September 30, 2002, or upon occurrence of specific events defined within the trust indenture. The Company has the option to defer distributions on the subordinated debentures from time to time for a period not to exceed 20 consecutive quarters.

NOTE 11 - EMPLOYEE BENEFIT PLANS
     Information as to the Company's pension plan at December 31 is as follows:

                                                                                                           1998          1997
                                                                                                       ------------  ------------
                                                                                                             (in thousands)
Change in benefit obligation:
  Beginning benefit obligation                                                                         $      1,949  $      1,544
  Service cost                                                                                                  177           165
  Interest cost                                                                                                 149           130
  Actuarial gain                                                                                                276           177
  Benefits paid                                                                                                (143)          (67)
                                                                                                       ------------  ------------
  Ending benefit obligation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2,408         1,949

Change in plan  assets  (primarily  money  market  funds and  equity and fixed income investments), at fair value:
   Beginning plan assets                                                                                      1,640         1,151
   Actual return                                                                                                (68)          306
   Employer contribution                                                                                        535           250
   Benefits paid                                                                                               (143)          (67)
                                                                                                       ------------  ------------
   Ending plan assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,964         1,640
                                                                                                       ------------  ------------

Funded status                                                                                                  (444)         (309)
Unrecognized net actuarial loss                                                                                 466             2
Unrecognized prior service cost                                                                                 (24)          (27)
                                                                                                       ------------  ------------

Prepaid (accrued) benefit cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $         (2) $       (334)
                                                                                                       ============  ============

                                      18

-----------------------------------------------------------------------------
NOTE 11 - EMPLOYEE BENEFIT PLANS  (continued)
     Net pension expense includes the following:

                                                                                             1998          1997          1996
                                                                                         ------------  ------------  ------------
                                                                                                      (in thousands)
Service cost                                                                             $        190  $        178  $        162
Interest cost                                                                                     144           120           105
Expected return on plan assets                                                                   (133)         (306)          (90)
Recognized net actuarial (gain) loss                                                                2           197            (9)
                                                                                         ------------  ------------  ------------
  Net pension expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $        203  $        189  $        168
                                                                                         ============  ============  ============

      The following assumptions were used in calculating the net pension expense:

Weighted average discount rate                                                                  6.75%         7.25%         7.75%
Rate of increase in future compensation                                                         4.50%         4.50%         4.50%
Expected long-term rate of return                                                               8.00%         8.00%         8.00%

     The Company maintains a 401(k) profit sharing plan for all employees meeting age and service requirements. The Company contributions are based upon the rate of return on January 1 stockholders' equity. The expense recognized was $401,000, $393,000 and $532,000 in 1998, 1997 and 1996.

NOTE 12 - OTHER EXPENSE
     Other expense for the years ended December 31, was as follows:

                                                                                             1998          1997          1996
                                                                                         ------------  ------------  ------------
                                                                                                      (in thousands)
Data processing fees and supplies                                                        $      1,605  $      1,151  $      1,098
Corporate and business development                                                              1,172         1,034           932
Office supplies                                                                                   488           633           641
Telephone and postage                                                                           1,377           833           729
Regulatory fees and FDIC insurance                                                                138           122            57
Miscellaneous                                                                                   3,564         2,180         1,953
                                                                                         ------------  ------------  ------------
  Total other expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $      8,344  $      5,953  $      5,410
                                                                                         ============  ============  ============

NOTE 13 - INCOME TAXES
     Income tax expense consisted of the following:

                                                                                             1998          1997          1996
                                                                                         ------------  ------------  ------------
                                                                                                      (in thousands)

Current federal                                                                          $      2,829  $      2,881  $      2,503
Deferred federal                                                                                   54           100           107
Current state                                                                                     982           906           808
Deferred state                                                                                     61            33            86
                                                                                         ------------  ------------  ------------
  Total income tax expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $      3,926  $      3,920  $      3,504
                                                                                         ============  ============  ============

     Income tax expense (credit) included $498,000, $(8,000) and $(3,000) applicable to security transactions for 1998, 1997 and 1996. The differences between financial statement tax expense and amounts computed by applying the statutory federal income tax rate of 34% for all three years to income before income taxes were as follows:

                                                                                             1998          1997          1996
                                                                                         ------------  ------------  ------------
                                                                                                      (in thousands)
Income taxes at statutory federal rate                                                   $      4,017  $      3,896  $      3,382
Increase (decrease) in taxes resulting from:
  Tax exempt income                                                                              (839)         (554)         (540)
  Nondeductible expense                                                                           192           135           140
  State income tax, net of federal tax effect                                                     688           661           590
  Net operating loss, Gateway                                                                     (29)          (29)          (29)
  Tax credits                                                                                     (33)          (23)          (22)
  Other                                                                                           (70)         (166)          (17)
                                                                                         ------------  ------------  ------------
    Total income tax expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $      3,926  $      3,920  $      3,504
                                                                                         ============  ============  ============

-----------------------------------------------------------------------------
NOTE 13 - INCOME TAXES (continued)
     The net deferred tax asset recorded in the consolidated balance sheets at December 31 consisted of the following:


                                                                                    1998                          1997
                                                                        ---------------------------   --------------------------
                                                                           Federal        State           Federal       State
                                                                        -------------  -------------   ------------  ------------
                                                                                               (in thousands)
Deferred tax assets
  Bad debts                                                             $       1,809  $         452   $      1,528  $        430
  ORE                                                                               0              0             97            24
  Pension and deferred compensation liability                                     460            115            440           110
  Net operating loss carryforward                                                 317              0            346             0
  Other                                                                           161             41             75            20
                                                                        -------------  -------------   ------------  ------------
                                                                                2,747            608          2,486           584
Deferred tax liabilities
  Accretion                                                                       103             26            148            37
  Depreciation                                                                    372             93            284            71
  Mortgage servicing rights                                                       343             86            145            36
  State taxes                                                                     107              0            128             0
  Leases                                                                          165             41            169            42
  Deferred loan fees                                                              186             46             82            20
  Other                                                                             0              0              5             1
                                                                        -------------  -------------   ------------  ------------
                                                                                1,276            292            961           207
Valuation allowance                                                               172              0            172             0
                                                                        -------------  -------------   ------------  ------------
Net deferred tax asset . . . . . . . . . . . . . . . . . . . . . . . .  $       1,299  $         316   $      1,353  $        377
                                                                        =============  =============   ============  ============

     In addition to the net deferred tax assets included above, income taxes (credits) allocated to the unrealized net gain (loss) account included in equity were $1,212,000 and $450,000 for 1998 and 1997.

NOTE 14 - ACQUISITIONS
     On February 20, 1998, the Company acquired the Peru, Indiana and Greentown, Indiana offices of National City Bank. These acquisitions were accounted for using the purchase method of accounting. The results of the operations of the acquired offices are included in the income statement of the Company beginning as of the purchase date.
     The branch acquisitions were not considered to be acquisitions of a business since, among other things, approximately 87% of the $34,335,000 in assets received were in the form of cash and only a relatively small portion of the assets were in the form of loans. The future earnings from the assets acquired will be primarily dependent on the effective use of the cash and, thus, historical operating results of the branches acquired would not be indicative of future results. Accordingly, only summary information regarding the effect of the acquisition on the balance sheet is presented below:


                                                              (in thousands)
Assets                                                       ----------------
  Cash and due from banks                                    $         30,020
  Loans                                                                    14
  Land, premises and equipment                                          1,584
  Intangible assets                                                     2,717
Liabilities
  Deposits                                                   $         34,321
  Other liabilities                                                        14

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

                                                              (in thousands)
                                                             ----------------
Assets
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

-----------------------------------------------------------------------------
NOTE 15 - RELATED PARTY TRANSACTIONS
     Loans to principal officers, directors, and their affiliates in 1998 were as follows:


                                                              (in thousands)
                                                             ----------------
Beginning balance                                            $         18,378
New loans and advances                                                 64,226
Effect of changes in related parties                                   (4,216)
Repayments                                                            (57,384)
                                                             ----------------
Ending balance . . . . . . . . . . . . . . . . . . . . . . . $         21,004
                                                             ================

     Deposits from principal officers, directors, and their affiliates at year-end 1998 and 1997 were $9,579,000 and $7,852,000.


NOTE 16 - STOCK OPTIONS
     A stock option plan was approved by shareholders at their annual meeting in April, 1998. The exercise price for the options is the market price at the date the options are granted. The maximum option term is ten years and the options vest over 3 to 5 years. A summary of the activity in the plan follows:


                                                               1998
                                                   --------------------------
                                                                   Weighted-
                                                                    Average
                                                                   Exercise
                                                       Shares        Price
                                                   ------------  ------------
Outstanding at beginning of the year                          0  $       0.00
Granted                                                 195,145         24.60
Exercised                                                     0          0.00
Forfeited                                                 6,210         24.38
                                                   ------------  ------------
Outstanding at end of the year . . . . . . . .          188,935  $      24.60
                                                   ============  ============

Options exercisable at end of the year                      925  $      28.00
Weighted-average fair value of options granted
   during the year                                               $       9.80

     Options outstanding at year-end 1998 were as follows:


                                                                                 Outstanding                  Exercisable
                                                                         ---------------------------   --------------------------
                                                                                         Weighted-
                                                                                          Average                      Weighted-
                                                                                         Remaining                      Average
                                                                                        Contractual                     Exercise
                                                                            Number         Life           Number         Price
                                                                         ------------- -------------   ------------  ------------
Range of exercise prices
$22.40 - $25.20                                                                167,660          9.3               0
$25.21 - $28.00                                                                 21,275          9.0             925  $      28.00
                                                                         ------------- -------------   ------------  ------------
Outstanding at year-end . . . . . . . . . . . . . . . . . . . . . . . .        188,935          9.3             925  $      28.00
                                                                         ============= =============   ============  ============

     Had compensation cost for stock options been measured using SFAS No. 123, net income and earnings per common share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.


                                                                     1998
                                                                 ------------
Net income (in thousands) as reported                            $      7,888
Pro forma net income (in thousands)                                     7,752

Basic earnings per common share as reported                      $       1.36
Pro forma basic earnings per common share                        $       1.30
Diluted earnings per common share as reported                    $       1.36
Pro forma diluted earnings per common share                      $       1.30

-----------------------------------------------------------------------------
NOTE 16 - STOCK OPTIONS (continued)
     The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of the grant date:


                                                                     1998
                                                                 ------------
Risk-free interest rate                                                 5.53%
Expected option life                                               4.91 years
Expected price volatility                                              40.75%
Dividend yield                                                          1.44%

     NOTE 17 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS The Company and Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998 and 1997, that the Company and Bank meet all capital adequacy requirements to which they are subject. As of December 31, 1998, the most recent notification from the federal regulators categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's or Bank's category.


                                                                                                            Minimum Required To
                                                                                      Minimum Required      Be Well Capitalized
                                                                                        For Capital       Under Prompt Corrective
                                                                 Actual              Adequacy Purposes      Action Regulations
                                                         -----------------------  ----------------------- -----------------------
                                                            Amount       Ratio       Amount       Ratio      Amount       Ratio
                                                         ------------  ---------  ------------  --------- ------------- ---------
                                                                                  (in thousands)
As of December 31, 1998
Total Capital (to Risk Weighted Assets)
  Consolidated                                           $     67,264     10.83%  >=$   49,703  >=  8.00% >=$   62,129  >= 10.00%
  Bank                                                   $     66,535     10.71%  >=$   49,687  >=  8.00% >=$   62,109  >= 10.00%
Tier I Capital (to Risk Weighted Assets)
  Consolidated                                           $     59,524      9.58%  >=$   24,851  >=  4.00% >=$   37,277  >=  6.00%
  Bank                                                   $     61,025      9.83%  >=$   24,844  >=  4.00% >=$   37,265  >=  6.00%
Tier I Capital (to Average Assets)
  Consolidated                                           $     59,524      6.39%  >=$   37,286  >=  4.00% >=$   46,607  >=  5.00%
  Bank                                                   $     61,025      6.55%  >=$   37,290  >=  4.00% >=$   46,612  >=  5.00%

As of December 31, 1997
Total Capital (to Risk Weighted Assets)
  Consolidated                                           $     63,188     12.42%  >=$   40,710  >=  8.00% >=$   50,887  >= 10.00%
  Bank                                                   $     61,326     12.06%  >=$   40,692  >=  8.00% >=$   50,865  >= 10.00%
Tier I Capital (to Risk Weighted Assets)
  Consolidated                                           $     53,736     10.56%  >=$   20,355  >=  4.00% >=$   30,532  >=  6.00%
  Bank                                                   $     56,017     11.01%  >=$   20,346  >=  4.00% >=$   30,519  >=  6.00%
Tier I Capital (to Average Assets)
  Consolidated                                           $     53,736      7.41%  >=$   28,994  >=  4.00% >=$   36,243  >=  5.00%
  Bank                                                   $     56,017      7.73%  >=$   29,000  >=  4.00% >=$   36,249  >=  5.00%

-----------------------------------------------------------------------------
NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS
     The following table contains the estimated fair values and the related carrying values of the Company's financial instruments at December 31, 1998 and 1997. Items which are not financial instruments are not included.

                                                                                      1998                        1997
                                                                           --------------------------  --------------------------
                                                                             Carrying     Estimated      Carrying     Estimated
                                                                              Value       Fair Value      Value       Fair Value
                                                                           ------------  ------------  ------------  ------------
                                                                                               (in thousands)
Assets:
  Cash and cash equivalents                                                $     61,508  $     61,508  $     49,762  $     49,762
  Real estate mortgages held-for-sale                                             3,796         3,796         1,516         1,533
  Securities available-for-sale                                                 327,658       327,658        84,599        84,599
  Securities held-to-maturity                                                         0             0       163,559       166,079
  Loans, net                                                                    532,986       537,223       453,326       450,542
  Accrued income receivable                                                       5,669         5,669         4,915         4,915
  Mortgage servicing rights                                                       1,008         1,008           425           425
Liabilities:
  Certificates of deposit                                                      (500,157)     (502,823)     (393,620)     (394,543)
  All other deposits                                                           (239,190)     (239,190)     (219,372)     (219,372)
  Securities sold under agreements to repurchase                               (110,163)     (111,311)      (65,467)      (65,557)
  Other short-term borrowings                                                   (25,527)      (25,527)      (18,650)      (18,650)
  Long-term debt                                                                (21,386)      (21,568)      (25,367)      (25,442)
  Guaranteed preferred beneficial interests in Company's                        (19,238)      (22,500)      (19,211)      (20,187)
    subordinated debentures
  Accrued expenses payable                                                       (6,503)       (6,503)       (5,040)       (5,040)

     For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 1998 and 1997. The estimated fair value for cash, cash equivalents and accruals is considered to approximate cost. Real estate mortgages held-for-sale are based upon either the actual contracted price for those loans sold but not yet delivered, or the current FHLMC price for normal delivery of mortgages with similar coupons and maturities at year-end. The estimated fair value for securities and guaranteed preferred beneficial interests in Company's subordinated debentures are based on quoted market rates for individual securities or for equivalent quality, coupon and maturity securities. The estimated fair value of loans is based on estimates of the rate the Company would charge for similar loans at December 31, 1998 and 1997, applied for the time period until estimated repayment. The estimated fair value of mortgage servicing rights is based upon valuation methodology which considers current market conditions and historical performance of the loans being serviced. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for certificates of deposit and borrowings is based on estimates of the rate the Company would pay on such deposits or borrowings at December 31, 1998 and 1997, applied for the time period until maturity. The estimated fair value of short-term borrowed funds is considered to approximate carrying value. The estimated fair value of other financial instruments and off-balance sheet loan commitments approximate cost and are not considered significant to this presentation.
     While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at December 31, 1998 and 1997, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1998 and 1997, should not necessarily be considered to apply at subsequent dates.
     In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as land, premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of the Company's trust department, the trained work force, customer goodwill and similar items.

NOTE 19 - COMMITMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES
     During the normal course of business, the Company becomes a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These financial instruments include commitments to make loans and open-ended revolving lines of credit. Amounts as of December 31, 1998 and 1997, were as follows:

                                                                                      1998                        1997
                                                                           --------------------------  --------------------------
                                                                              Fixed        Variable       Fixed        Variable
                                                                               Rate          Rate          Rate          Rate
                                                                           ------------  ------------  ------------  ------------
                                                                                               (in thousands)
Commercial loan lines of credit                                            $     16,783  $    124,975  $      6,503  $    102,822
Commercial loan standby letters of credit                                             0        14,186             0        11,959
Real estate mortgage loans                                                        4,473           908         1,185           586
Real estate construction mortgage loans                                               0         2,237             0         2,211
Credit card open-ended revolving lines                                            5,514             0         5,161             0
Home equity mortgage open-ended revolving lines                                       0        29,178             0        26,548
Consumer loan open-ended revolving lines                                              0         4,185             0         3,877
                                                                           ------------  ------------  ------------  ------------
   Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $     26,770  $    175,669  $     12,849  $    148,003
                                                                           ============  ============  ============  ============

-----------------------------------------------------------------------------

     At December 31, 1998 and 1997, the range of interest rates for commercial loan commitments with a fixed rate was 4.92% to 12.50% and 7.86% to 12.50%. The range of interest rates for commercial loan commitments with variable rates was 7.00% to 11.75% and 7.50% to 12.50% at December 31, 1998 and 1997.
The index on variable rate commercial loan commitments is principally the Company's base rate.
     Commitments, excluding open-ended revolving lines, generally have fixed expiration dates of one year or less. Credit card open-ended revolving lines of credit are normally reviewed bi-annually and other personal lines of credit are normally reviewed annually. Since many commitments expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company follows the same credit policy (including requiring collateral, if deemed appropriate) to make such commitments as is followed for those loans that are recorded in its financial statements.
     The Company's exposure to credit losses in the event of nonperformance is represented by the contractual amount of the commitments. Management does not expect any losses as a result of these commitments.
     There are presently no lawsuits which, in the opinion of management and legal counsel, would have a material affect on the financial statements.


NOTE 20 - PARENT COMPANY STATEMENTS
     The Company operates primarily in the banking industry, which accounts for 100 percent of its revenues, operating income, and assets. Presented below are parent only financial statements:


                                                   CONDENSED BALANCE SHEETS
                                                                                                              December 31
                                                                                                       --------------------------
                                                                                                           1998          1997
                                                                                                       ------------  ------------
                                                                                                             (in thousands)
ASSETS
Deposits with Lake City Bank                                                                           $        113  $      1,420
Investment in subsidiaries                                                                                   75,045        67,013
Other assets                                                                                                  1,108           577
                                                                                                       ------------  ------------
  Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $     76,266  $     69,010
                                                                                                       ============  ============

LIABILITIES
Dividends payable and other liabilities                                                                $        491  $        135
Subordinated debt                                                                                            20,619        20,619

STOCKHOLDERS' EQUITY                                                                                         55,156        48,256
                                                                                                       ------------  ------------
  Total liabilities and stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $     76,266  $     69,010
                                                                                                       ============  ============



                                                CONDENSED STATEMENTS OF INCOME
                                                                                                 Years Ended December 31
                                                                                         ----------------------------------------
                                                                                             1998          1997          1996
                                                                                         ------------  ------------  ------------
                                                                                                      (in thousands)

Dividends from Lake City Bank                                                            $      2,182  $        982  $      1,091
Interest on deposits and repurchase agreements, Lake City Bank                                      6            24            24
Equity in undistributed income of subsidiaries                                                  6,870         7,085         5,353
Interest expense on subordinated debt                                                           1,800           655             0
Miscellaneous expense                                                                             134           242            17
                                                                                         ------------  ------------  ------------
INCOME BEFORE INCOME TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        7,124         7,194         6,451
  Income tax expense (benefit)                                                                   (764)         (346)            7
                                                                                         ------------  ------------  ------------
NET INCOME . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $      7,888  $      7,540  $      6,444
                                                                                         ============  ============  ============


-----------------------------------------------------------------------------
NOTE 20 - PARENT COMPANY STATEMENTS (continued)


                                              CONDENSED STATEMENTS OF CASH FLOWS
                                                                                                 Years Ended December 31
                                                                                         ----------------------------------------
                                                                                             1998          1997          1996
                                                                                         ------------  ------------  ------------
                                                                                                      (in thousands)
Cash flows from operating activities
  Net income                                                                             $      7,888  $      7,540  $      6,444
  Adjustments to net cash from operating activities
     Equity in undistributed income of subsidiaries                                            (6,870)       (7,085)       (5,353)
     Other changes                                                                               (175)         (770)           70
                                                                                         ------------  ------------  ------------
        Net cash from operating activities  . . . . . . . . . . . . . . . . . . . . . .           843          (315)        1,161
Cash flows from investing activities                                                                0       (17,283)         (251)
Cash flows from financing activities                                                           (2,150)       19,003          (920)
                                                                                         ------------  ------------  ------------
Net increase (decrease) in cash and cash equivalents  . . . . . . . . . . . . . . . . .        (1,307)        1,405           (10)
Cash and cash equivalents at beginning of the year                                              1,420            15            25
                                                                                         ------------  ------------  ------------
Cash and cash equivalents at end of the year. . . . . . . . . . . . . . . . . . . . . .  $        113  $      1,420  $         15
                                                                                         ============  ============  ============

NOTE 21 - EARNINGS PER SHARE
     Following are the factors used in the earnings per share computations:


                                                                                             1998          1997          1996
                                                                                         ------------  ------------  ------------
Basic earnings per common share
   Net income                                                                            $      7,888  $      7,540  $      6,444

   Weighted-average common shares outstanding                                               5,813,984     5,813,162     5,792,825

   Basic earnings per common share                                                       $       1.36  $       1.30  $       1.11

Diluted earnings per common share
   Net income                                                                            $      7,888  $      7,540  $      6,444

   Weighted-average common shares outstanding for

     basic earnings per common share                                                        5,813,984     5,813,162     5,792,825

   Add: Dilutive effect of assumed exercises of stock options                                       0             0             0

   Average shares and dilutive potential common shares                                      5,813,984     5,813,162     5,792,825

   Diluted earnings per common share                                                     $       1.36  $       1.30  $       1.11

     All stock options for shares of common stock were not considered in computing diluted earnings per common share for 1998 because they were antidilutive.

REPORT OF INDEPENDENT AUDITORS
-----------------------------------------------------------------------------
Stockholders and Board of Directors
Lakeland Financial Corporation
Warsaw, Indiana

     We have audited the accompanying consolidated balance sheets of Lakeland Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lakeland Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.








                                               Crowe, Chizek and Company  LLP
South Bend, Indiana
January 15, 1999


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

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

Management's Discussion and Analysis of Financial Condition and Results of
  Operations
-----------------------------------------------------------------------------
FINANCIAL CONDITION

Growth and Expansion

     Company growth continues to be strong. Through branch acquisitions and establishing de novo offices, the Company has added nineteen new offices in the last five years. The Company's primary market area now comprises 14 counties in north central Indiana being served by 42 offices. Total assets totaled $979 million at year-end 1998, representing a 22.9 percent increase over year-end 1997. This exceptional growth reflects economic vitality in the markets we serve and the benefits we derive from being a locally owned and operated community bank. The rapid consolidation of banks in northern Indiana has resulted in greater customer dissatisfaction with the service provided by large regional banks. This dissatisfaction has contributed greatly to the Company's recent loan and deposit growth. In 1999, the Company will open its first office in Allen County. This market includes Ft. Wayne, the second largest city in the state. Bank consolidation has been very rapid in Ft. Wayne, and we expect that customer acceptance of our Company will be positive over the next several years. The Company continues to evaluate other expansion opportunities throughout northern Indiana, with an emphasis on markets that would be receptive to our local, hometown business philosophy.

Liquidity

     Management maintains a liquidity position to ensure funding is available to provide for loan demand and deposit run-off that occurs in the normal course of business. The Company relies on various funding sources in order to meet these demands. Primary sources include increases in deposit accounts and cash flows from loan payments and the securities portfolio. The cash flow from the securities portfolio alone, given current prepayment assumptions, is anticipated to be approximately $63.7 million in 1999.
     In addition to the primary sources of funds, management can draw upon several secondary sources to meet any unusual demands including potential demand created by customer concerns about Year 2000 issues. The Company has been taking the necessary actions to prepare for the Year 2000, but management is aware there may possibly be additional demands for funds, especially in the later part of 1999, if customers take precautionary measures for the Year 2000. The Company has $58 million in Federal fund lines with correspondent banks, which can be used to meet immediate needs. The Company has also been authorized to borrow up to $100 million at the Federal Home Loan Bank of Indianapolis. On October 1, 1998, the Company transferred all securities in its held-to-maturity (HTM) portfolio to its available-for-sale (AFS) portfolio as permitted by the early adoption of SFAS No. 133. This increases the possible sources the Company may access since these securities may be sold to meet any funding demands. All securities in the AFS portfolio are high quality and easily marketable. Approximately 81.5 percent of this portfolio are U.S. Treasury securities, Federal agency securities or mortgage-backed securities directly or indirectly backed by the Federal government. The Company also sells mortgage loans on the secondary market to reduce interest rate risk and as a source of funding.
     During 1998, cash and cash equivalents increased $11.7 million to $61,508,000 at December 31, 1998. Part of the increase in the cash and cash equivalents during 1998 was the result of the $92 million increase in deposit accounts which does not include deposits acquired in conjunction with offices acquired from other financial institutions, the small increase in short-term borrowings and cash flows from loan and security payments. The net proceeds from the acquisition of offices from another financial institution in February added approximately $30 million in additional funds. Historically low interest rates generated a significant increase in residential real estate loan demand. This increased activity resulted in proceeds from the sales of loans of $65 million for 1998, as compared to $27 million in 1997. These low rates also provided the Company with an opportunity to sell securities from the AFS portfolio at significant gains. Proceeds from the sales of securities during 1998 were $65 million. The sales of loans and securities accomplished several objectives, providing a source of funds to meet increased funding demands and adding approximately $2.7 million to pre-tax income. Major uses of the funds generated were funding the increases in loans, the purchases of securities and the purchases of fixed assets. Loans increased approximately $80 million during 1998. This increase was net of approximately $63 million of loans originated and sold during 1998. During 1998, $223 million of securities were purchased and approximately $4 million was spent for land, premises and equipment, not including what was added through office acquisitions.
     During the year 1997, cash and cash equivalents increased $5 million. In addition to the funds from the payments on loans and the calls and maturities of securities, major sources of funds were the proceeds from sales of loans of $27 million, the proceeds of $59 million from the acquisitions of offices from other financial institutions, and $21 million from the increase in deposit accounts net of deposits obtained through acquisitions. Another major source of funds during 1997 was the $19 million net proceeds from the issuance of guaranteed preferred beneficial interests in the Company's subordinated debentures. Major uses of funds during 1997 were the $53 million increase in loans, purchases of securities totaling $81 million, and $5 million for purchases of land, premises and equipment not including those related to acquisitions from other financial institutions.
     During 1996, there was a net increase in cash and cash equivalents of $18 million. The major sources for the increase were $23 million of proceeds from calls and maturities of securities, an increase of $65 million of deposits, and a $17 million increase in total borrowings. The major uses of funds were the $55 million increase in loans, the $35 million for purchases of securities and $4 million for the purchases of land, premises and equipment.

Asset/Liability Management (ALCO) and Securities

     The Company's primary market risk exposure is interest rate risk. The Company does not have a material exposure to foreign currency exchange risk, does not own any derivative financial instruments and does not maintain a trading portfolio. The Board of Directors annually reviews and approves the ALCO policy used to manage interest rate risk. This policy sets guidelines for balance sheet structure that protects the Company from excessive net income volatility that could result from changing interest rates. The Company uses a computer program to stress test the balance sheet under a wide variety of interest rate scenarios. This model quantifies the impact on income of such things as: changes in customer preference for products, basis risk between the assets and the funds supporting them and the risk inherent in different yield curves. The ALCO committee reviews these possible outcomes and makes loan, investment and deposit decisions that maintain reasonable balance sheet structure in light of potential interest rate movements. After the committee has specified a maximum risk tolerance for dollar margin volatility, the committee develops guidelines for the GAP ratios. As indicated in Table 1 - Repricing Opportunities, the Company's cumulative GAP ratio at December 31, 1998, for the next 12 months is a negative 19.6 percent of total assets. The current degree of interest rate exposure is within policy limits.
     The following tables provide information about the Company's financial instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the tables presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the Company's historical experience of the impact of interest-rate fluctuations on the prepayment of residential and home equity loans and mortgage-backed securities. For core deposits (demand deposits, interest-bearing checking, savings and money market deposits) that have no contractual maturity, the tables presents principal cash flows and, as applicable, related weighted-average interest rates based upon the Company's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. Weighted-average variable rates are based upon rates existing at the reporting date.

Management's Discussion and Analysis of Financial Condition and Results of
  Operations (continued)
-----------------------------------------------------------------------------



                                                                                  1998
                                                                 Principal/Notional Amount Maturing in:
                                     --------------------------------------------------------------------------------------------
                                                                         (Dollars in thousands)
                                      -------------------------------------------------------------------------------------------
                                                                                                                         Fair
                                                                                                                         Value
                                        Year 1      Year 2     Year 3     Year 4     Year 5   Thereafter    Total      12/31/98
                                      ----------  ---------  ---------  ---------  ---------  ----------  ----------  -----------
Rate sensitive assets:
  Fixed interest rate loans           $  117,708  $  42,340  $  34,989  $  18,088  $  41,387  $   20,781  $  275,293  $   276,230
  Average interest rate                    8.86%      8.84%      8.70%      8.83%      8.13%       7.83%       8.65%
  Variable interest rate loans        $  216,002  $   1,861  $   1,762  $   1,615  $   1,565  $   40,398  $  263,203  $   260,993
  Average interest rate                    9.67%      7.76%      7.83%      8.02%      8.06%       7.47%       9.28%
  Fixed interest rate securities      $   69,716  $  57,082  $  67,696  $  27,003  $  15,946  $   81,943  $  319,386  $   322,446
  Average interest rate                    6.52%      6.54%      5.88%      6.43%      6.46%       5.65%       6.14%
  Variable interest rate securities   $    1,658  $   1,122  $     777  $     535  $     368  $      752  $    5,212  $     5,212
  Average interest rate                    6.44%      6.43%      6.44%      6.45%      6.46%       6.52%       6.45%
  Other interest-bearing assets       $   15,575          -          -          -          -           -  $   15,575  $    15,575
  Average interest rate                    4.75%          -          -          -          -           -       4.75%
Rate sensitive liabilities:
  Noninterest bearing checking        $    6,143  $   5,492  $     994  $     947  $   1,385  $  103,400  $  118,361  $   118,361
  Average interest rate                        -          -          -          -          -           -           -
  Savings & interest bearing checking $   16,183  $  14,618  $  12,931  $  11,749  $   9,432  $   55,916  $  120,829  $   120,829
  Average interest rate                    1.54%      1.54%      1.54%      1.54%      1.54%       1.70%       1.61%
  Time deposits                       $  425,808  $  47,775  $  13,619  $   7,029  $   4,292  $    1,634  $  500,157  $   502,823
  Average interest rate                    5.09%      5.63%      5.68%      6.16%      5.48%       5.94%       5.18%
  Fixed interest rate borrowings      $  101,139  $  10,550  $  10,090          -  $   1,297  $   19,238  $  142,314  $   146,906
  Average interest rate                    4.67%      5.90%      5.25%          -      6.15%       9.00%       5.40%
  Variable interest rate borrowings   $   34,000          -          -          -          -           -  $   34,000  $    34,000
  Average interest rate                    4.96%          -          -          -          -           -       4.96%



                                                                                  1997
                                                                 Principal/Notional Amount Maturing in:
                                      -------------------------------------------------------------------------------------------
                                                                         (Dollars in thousands)
                                      -------------------------------------------------------------------------------------------
                                                                                                                         Fair
                                                                                                                         Value
                                         Year 1     Year 2     Year 3     Year 4     Year 5   Thereafter     Total     12/31/97
                                      ----------  ---------  ---------  ---------  ---------  ----------  ----------  -----------
Rate sensitive assets:
  Fixed interest rate loans           $   85,734  $  38,579  $  33,630  $  20,674  $  17,971  $   20,309  $  216,897  $   215,592
  Average interest rate                    9.38%      9.10%      8.98%      8.87%      8.77%       8.53%       9.09%
  Variable interest rate loans        $  102,472  $  24,403  $  20,135  $  22,491  $  15,970  $   57,782  $  243,253  $   241,791
  Average interest rate                    9.30%      9.40%      9.51%      9.25%      9.28%       8.15%       9.05%
  Fixed interest rate securities      $   64,455  $  37,132  $  33,906  $  39,637  $  25,595  $   41,049  $  241,774  $   245,614
  Average interest rate                    5.84%      6.46%      6.84%      6.83%      6.63%       6.26%       6.39%
  Variable interest rate securities   $    5,251  $       0  $       0  $       0  $       0  $        0  $    5,251  $     5,064
  Average interest rate                    6.73%          -          -          -          -           -       6.73%
  Other interest-bearing assets       $    4,445  $       0  $       0  $       0  $       0  $        0  $    4,445  $     4,445
  Average interest rate                    5.57%          -          -          -          -           -       5.57%
Rate sensitive liabilities:
  Noninterest bearing checking        $    4,802  $   4,294  $     774  $     742  $   1,080  $   80,775  $   92,467  $    92,467
  Average interest rate                        -          -          -          -          -           -           -
  Savings & interest bearing checking $    9,647  $   8,715  $   7,703  $   7,002  $   5,620  $   88,218  $  126,905  $   126,905
  Average interest rate                    2.54%      2.54%      2.54%      2.54%      2.54%       2.54%       2.54%
  Time deposits                       $  310,904  $  51,652  $  18,583  $   6,181  $   4,783  $    1,517  $  393,620  $   394,543
  Average interest rate                    4.00%      5.90%      5.95%      6.00%      6.43%       2.50%       4.40%
  Fixed interest rate borrowings      $   91,867  $   7,617  $       0  $       0  $       0  $   19,211  $  118,695  $   119,836
  Average interest rate                    5.41%      6.16%          -          -          -       9.00%       6.04%
  Variable interest rate borrowings   $   10,000  $       0  $       0  $       0  $       0  $        0  $   10,000  $    10,000
  Average interest rate                    5.69%          -          -          -          -           -       5.69%

     Comparision of these tables illustrates the growth the Company experienced during 1998. Increases in time deposits, fixed rate borrowings and variable rate borrowings reflect the growth of the Company's existing offices, a significant increase in repurchase agreements which are fixed rate, short-term variable rate borrowings from the Federal Home Loan Bank and deposits obtained through branch acquisitions. These increases in funding sources were used to finance the increases in the loan portfolio and in the securities portfolios. The increase in loans for 1998 reflect the increases in commercial loans which are short-term in nature. The increases in securities reflect the purchases of primarily fixed rate securities during 1998.

Management's Discussion and Analysis of Financial Condition and Results of
  Operations (continued)
-----------------------------------------------------------------------------
     The Company's investment portfolios consist of U.S. Treasuries, agencies, mortgage-backed securities, municipal bonds and corporates. During 1998 purchases primarily consisted of U.S. Treasuries, mortgage-backed securities and municipal bonds. At December 31, 1998, the Company's investment in mortgage-backed securities comprised approximately 69 percent of total securities and consisted of CMOs and mortgage pools issued by GNMA, FNMA and FHLMC. As such, these securities are backed directly or indirectly by the Federal government. All mortgage securities purchased do not have excessive price, prepayment, extension and original life risk characteristics. The Company uses Bloomberg analytics to evaluate and monitor all purchases. At December 31, 1998, the mortgage securities in the AFS portfolio had a two and two-thirds year average life, with approximately 11 percent price depreciation should rates move up 300 basis points and approximately 5 percent price appreciation should rates move down 300 basis points. As of December 31, 1998, all mortgage securities were performing in a manner consistent with management's original expectations.

Capital Management

     The Company believes that a strong capital position is vital to long-term earnings and expansion. Currently the Company maintains capital levels in excess of "well-capitalized" levels as defined by the FDIC. Bank regulatory agencies exclude the market value adjustment created by SFAS No. 115 (AFS adjustment) from capital adequacy calculations. Therefore, excluding this adjustment from the calculation, the Company had Tier I leverage capital, Tier I risk based capital and Tier II risk based capital ratios of 6.4 percent, 9.6 percent and 10.8 percent at December 31, 1998. All three ratios exceeded the "well-capitalized" minimums of 5.0 percent, 6.0 percent and 10.0 percent, respectively.
     The ability to maintain these ratios at these levels is a function of net income growth and a prudent dividend policy. Total stockholders' equity increased by 14.3 percent, to $55,156,000 as of December 31, 1998, from $48,256,000 as of December 31, 1997. The 1998 growth resulted from the retention of net income of $7,888,000, minus cash dividends declared of $2,002,000, plus the change in the AFS adjustment of $1,163,000, net of tax, less $149,000 for the purchase of treasury stock. The AFS adjustment reflects a 114 basis point decrease in two to five year U. S. Treasury rates during 1998. Included in the change in the AFS adjustment is an increase of $2,495,000 from securities transferred to AFS on October 1, 1998 as permitted by SFAS No. 133. None of these securities transferred to AFS were sold during the fourth quarter of 1998. Since the securities portfolio is primarily fixed rate, a positive equity adjustment should occur whenever interest rates decrease. Management has factored this into the determination of the size of the AFS portfolio, to assure that stockholders' equity is adequate under various scenarios. The 1997 growth of $6,213,000 resulted from the retention of net income of $7,540,000, minus cash dividends declared of $1,741,000, plus the AFS adjustment of $289,000, net of tax, plus $310,000 from issuing shares of common stock less $185,000 for the purchase of treasury stock. This 1997 AFS adjustment reflected a 42 basis point decrease in three to five year U. S. Treasury rates during 1997.
     Management is not aware of any known trends, events or uncertainties that would have a material effect on the Company's liquidity, capital and results of operations. Nor is management aware of any regulatory recommendations that, if implemented, would have such an effect.

Allowance for Credit Risk

     At December 31, 1998, the allowance for loan losses was $5,510,000 or
1.02 percent of total loans outstanding, compared with $5,308,000 or 1.16 percent of total loans outstanding at December 31, 1997. The process of identifying credit losses that may occur based upon current circumstances is subjective. Therefore, the Company maintains a general allowance to cover all credit losses within the entire portfolio. The methodology management uses to determine the adequacy of the loan loss reserve is as follows:

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

     As a result of the methodology in determining the adequacy of the allowance for loan losses, the provision for loan losses was $480,000 in 1998 as compared to $269,000 in 1997. The increased provision for loan losses was primarily related to the growth in the loan portfolio, particularly the commercial and agricultural portfolios. The past due accruing loans (90 days or more) and nonaccrual loans continued to be at low levels throughout 1998. At December 31, 1998, loans past due 90 days or more and still accruing were $227,000 and there were no nonaccrual loans. These trends in non-performing loans reflect both general economic conditions that have promoted growth and expansion in the Company's market area, and a credit risk management strategy that promotes diversification.
     The continued low levels of nonperforming loans and net charge-offs have permitted the Company to provide modest amounts for the provision for loan losses in recent years. The total provision for loan losses for the last three years was $869,000, which is slightly higher than the total net charge-offs of $831,000 for the same three year period.
     At December 31, 1998, 50.1 percent of the Company's allowance for loan losses was classified as unallocated. To a large extent, this reflects the growth in total loans over the last three years of $186 million, or about 48.7 percent, and the concentration of this loan growth in the commercial loan portfolio. Commercial loans comprised 56.0 percent, 51.7 percent and 53.0 percent of the total loan portfolio at December 31, 1998, 1997 and 1996. With this type of loan growth and the concentration in commercial loans, management believes that it is prudent to continue to provide for loan losses at the current levels, especially due to the inherent risk associated with commercial loans.

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

Management's Discussion and Analysis of Financial Condition and Results of
  Operations (continued)
-----------------------------------------------------------------------------

RESULTS OF OPERATIONS

1998 vs 1997

     In 1998, the Company achieved record earnings of $7,888,000. This is approximately a five percent increase over 1997, and represents the eleventh consecutive year of record earnings. In 1998, total interest income was $63,667,000, an increase of $10,968,000 or 20.8 percent from 1997. Interest income is principally effected by the growth in assets, the composition of assets, the degree of competition and current interest rates. In 1998, both asset growth of 22.9 percent and loan growth of 17.4 percent contributed positively to interest income. The composition of the Company's assets was a major challenge in 1998. In the fourth quarter of 1997 and at the beginning of 1998, the Company had acquired approximately $129.5 million of funding through branch acquisitions in order to meet the future lending needs of current and future customers. These funds were temporarily invested in securities until they are used to fund loan growth. While loan growth was strong in 1998, resulting in a steady improvement in the loan-to-deposit ratio during the year, the Company is still aggressively pursuing good quality commercial and consumer loans to better utilize these funds. A successful effort should strengthen the interest margin in future years. On a less positive note, fierce competition, and a 75 basis point decrease in the prime lending rate, reduced the yield on the loan portfolio by 23 basis points in 1998 versus 1997. With respect to the securities portfolio, a 114 basis point reduction in two-to-five year treasury rates and a flattening of the yield curve, resulted in higher prepayment rates on mortgage related securities, and lower reinvestment rates. The combined impact of this was a 17 basis point reduction in the securities yield. All of these factors resulted in a 31 basis point reduction in the overall yield on earning assets. Total interest expense was $36,091,000 in 1998, an increase of $8,031,000 or 28.6 percent over 1997. The increase was primarily the result of internal growth and deposits acquired in branch acquisitions. The impact of low rates and a flat yield curve were most pronounced on the Company's funding costs. During much of the year, customers shortened their investment horizon. The Company experienced substantial growth in short-term deposits and purchased funds. This type of activity typically reduces average funding costs, since these funds are priced to what is generally the lower end of the yield curve. However, with a flat yield curve, these funds are as costly as long-term funds. This combination resulted in only a three basis point reduction in funding costs. The net impact of these interest income and interest expense trends resulted in net interest income of $27,576,000, an increase of $2,937,000 or 11.9 percent. While margin deterioration is an industry wide phenomenon, economic factors in 1998 accelerated this trend.
     Asset quality continued to be very strong. The Company concluded the year absent any nonaccrual or impaired loans. Delinquency rates continued to be very low, and net charge-offs for the year were $278,000 or .06 percent of average daily loans. These quality trends resulted in only a modest amount of expense to be prudently recognized as a provision for loan losses. This $480,000 expense, less 1998 net charge-offs, resulted in a $5,510,000 allowance for loan losses at year-end. This represented 1.02 percent of the loan portfolio. As 1999 begins, loan growth continues to be very strong, and loan growth is one of many factors that are reviewed when determining the amount of loan loss provision expense that should be recognized. Future provisions for loan losses may be increased as the loan portfolios grow or should asset quality deteriorate.
     Noninterest income was a primary focus of management during 1998. As the interest margin continues to decline, it becomes important to search for new types of revenue. In 1998, noninterest income totaled $11,209,000. This was a $3,705,000 or 49.4 percent increase over 1997. The Company experienced an 18.8 percent increase in deposit fees. This increase was primarily related to the growth in deposits of $126 million in 1998. Higher deposit service fees were directly related to the growth of transaction accounts. Other exceptional contributors included insurance income and brokerage income. Another major contributor was the gains on the sale of mortgages. For the last five years, the Company has been selling fixed rate mortgages into the secondary market. These sales allow the Company to meet the fixed rate mortgage needs of the many small communities served, while not exposing the Company to unacceptable rate risk. In 1998, thirty-year mortgage rates declined to historically low levels, which increased the volume in the mortgage area tremendously. The result was a gain on mortgages sold of $1,467,000, an increase of $922,000 or
169.2 percent over 1997. The Company also sold securities, realizing a $1,256,000 gain on these sales. The declining rate environment allowed the Company to recognize these gains while better positioning the portfolio for future liquidity needs.
     A major challenge during 1998 was the completion of a two-year, $4.5 million investment in technology. As the Company has nearly doubled in size from $497 million in 1994, to $979 million in 1998, investments needed to be made to provide superior local service to our customers in 14 counties. These investments included new teller and sales systems, new image capture software and hardware, a data warehouse system and a new telephone system utilizing voice over data frame relay. These improvements position the Company for future growth, and allow any bank location to provide customers with the type of service and information that they expect from their hometown bank. The cost of these improvements, and the thirty percent increase in the branch network in 1998, resulted in a 29.5 percent increase in occupancy and equipment costs in 1998. The Company also experienced a 24.4 percent increase in salaries and benefits related to the growth in offices. Also, $942,000 of expense was added to the growth in other expenses due to the amortization of the intangible assets relating to the branch purchases in late 1997 and early 1998.
     As a result of all these factors, income before income tax expense increased $354,000 or 3.1 percent to $11,814,000 for 1997, as compared to $11,460,000 for 1997. Income tax expense was $3,926,000 and $3,920,000 for
1998 and 1997. Income tax expense as a percent of income before taxes was 33.2 percent for 1998 and 34.2 percent for 1997. Net income increased to $7,888,000 for 1998, an increase of $348,000 or 4.6 percent over the net income of $7,540,000 for 1997. Basic earnings per share for 1998 was $1.36 as compared to $1.30 for 1997. Net income of $7,888,000 represented a 16.6 percent return on January 1, 1998 stockholders' equity (excluding the equity adjustment related to SFAS No. 115) and a .89 percent return on average daily assets.

1997 vs 1996

     The growth of existing offices, opening of new offices and the purchase of offices from other financial institutions brought the Company assets to record levels in 1997. Total assets were at $796 million at December 31, 1997, an increase of $139.9 million (including the assets acquired in branch acquisitions in the fourth quarter of 1997) or 21.3 percent over the assets at December 31, 1996. Loans increased 20.0 percent, or $76 million, to $458.6 million at year-end 1997. Total deposits increased 23.4 percent, or $116 million (including deposits of $95 million acquired in branch acquisitions in the fourth quarter of 1997), to $613 million at December 31, 1997. Core funding, deposits plus securities sold under agreement to repurchase, increased 16.5 percent, or $96 million, to $678.5 million. Net income totaled $7,540,000, exceeding 1996 by 17.0 percent. On an average daily basis, gross earning assets increased by 13.5 percent and total deposits plus purchased funds increased by 13.8 percent.
     Total interest income increased 14.7 percent, or $6,758,000 to $52,699,000 for the year ended December 31, 1997. This increase was a result of the increase in daily average earning assets and a 9 basis point increase in the overall tax equivalent yield on earning assets as compared to the 1996 overall tax equivalent yield. The increase in the tax equivalent yield on earning assets was reflective of the 17 basis point increase in the average prime rate during 1997, and the effect this prime rate increase had on the commercial loan portfolio and the home equity loan portfolio yields.
     Nonearning assets of the Company include nonaccrual loans and investments, other real estate, and repossessions. These nonearning assets amounted to $1,317,000, $1,097,000 and $1,207,000 as of December 31, 1997,
1996 and 1995. Nonaccrual loans totaled $1,058,000, $384,000 and $532,000 at the end of the years 1997, 1996 and 1995. Two commercial loans and two mortgage loans accounted for the majority of the amount in nonaccrual loans for 1997.
     Interest expense for 1997 was $28,060,000. This was an increase of $4,323,000, or 18.2 percent, over the interest expense for 1996. The increase in interest expense was attributable to the continued growth in interest bearing deposit balances and rising interest rates. Average daily balances of time deposits increased 15.4 percent over the prior year average daily balances and the average rate paid on time deposits increased 7 basis points. Average daily balances of total interest bearing deposits increased 12.3 percent and the average rate paid on total interest bearing deposits increased

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
-----------------------------------------------------------------------------
11 basis points. The average daily balance of total deposits plus purchased funds increased 13.8 percent, as noted above, and the average rate paid increased 16 basis points. This increase also included the guaranteed preferred beneficial interests in the Company's subordinated debentures added in 1997 and the related interest expense along with additional advances from the Federal Home Loan Bank.
     Net interest income increased $2,435,000 or 11.0 percent, to $24,639,000 in 1997, from $22,204,000 in 1996. Net interest income as a percentage of earning assets was 3.96 percent for 1997. This was a decrease of 10 basis points from the 4.06 percentage for 1996. This decrease resulted from the increase in the rates paid on total deposits and purchased funds being 7 basis points higher than the increase in the rates for earning assets. The increase in rates paid on deposits and purchased funds reflected both the effects of competition and the additional long-term borrowings during 1997. As indicated in the Notes to Consolidated Financial Statements and the discussion of financial condition, management maintains the allowance for loan losses at an appropriate level given many different factors. The December 31, 1997, allowance of $5,308,000 was believed by management to be adequate to absorb all potential risk applicable to the classification of loans as loss, doubtful, substandard or special mention. This allowance did not represent or result from trends that would materially adversely impact future operating results, liquidity, or capital resources. Net interest income after provision for loan losses increased $2,286,000, or 10.4 percent, to $24,370,000 in 1997, from $22,084,000 in 1996.
     Noninterest income for 1997 increased $1,705,000, or 29.4 percent, over the amount for 1996, totaling $7,504,000 for the year. All major components of noninterest income increased except for security gains and losses. Trust income increased 34.8 percent from the amount for 1996 to $1,188,000 for 1997 with major increases in fees for living trusts, testamentary trusts and employee benefit plans. Service charges on deposit accounts increased 19.9 percent to $3,369,000 for 1997. This increase resulted from the continued acceptance of the Company's individual deposit accounts paying fees. The $715,000 increase in other noninterest income resulted from increases in a variety of income sources including discount brokerage fees and ATM fees. The increase in gains on sales of real estate mortgages held-for-sale were a result of continued sales of mortgages to the secondary market. These gains were $545,000 for 1997 as compared to $412,000 for 1996, an increase of $133,000. The small security losses recorded in 1997 were primarily the result of several partial calls.
     All components of noninterest expense increased for the year ended December 31, 1997, as compared to the prior year, with the largest increase being salaries and employee benefits. Salaries and employee benefit costs for 1997 increased $1,747,000, or 18.3 percent, to $11,317,000. This increase was attributable to a 21.3 percent increase in full-time equivalent employees
(FTE) in 1997, to 388, along with normal salary increases. The increase reflected the impact of a full year of salaries and benefits related to the two offices opened during 1996 along with the three new offices opened during 1997 and the offices acquired from other financial institutions in November and December, 1997. Net occupancy and equipment costs increased to $3,144,000 in 1997, from $2,955,000 in 1996, an increase of $189,000 or 6.4 percent.
Other expense increased 10.0 percent, or $543,000, to $5,953,000 for 1997. These increases resulted in noninterest expense for 1997 of $20,414,000, an increase of 13.8 percent, or $2,479,000, over the amount for 1996.
     As a result of all these factors, income before income tax expense increased $1,512,000, or 15.2 percent, to $11,460,000 from the $9,948,000 for
1996. Income tax expense was $3,920,000 and $3,504,000 in 1997 and 1996, which represented 34.2 percent and 35.2 percent of income before taxes. Net income increased to $7,540,000 for 1997 from $6,444,000 for 1996, an increase of $1,096,000, or 17.0 percent. Net income per share was $1.30 for 1997, as compared to $1.11 for 1996. Net income of $7,540,000 represented an 18.1 percent return on January 1, 1997, stockholders' equity (excluding the equity adjustment related to SFAS No. 115), and a 1.10 percent return on average daily assets.

TABLE 1 - REPRICING OPPORTUNITIES


     The table below illustrates the funding gaps for selected maturity periods as of December 31, 1998, for Lake City Bank only. Repricing opportunities for fixed rate loans and mortgage-backed securities are based upon anticipated prepayment speeds. Demand deposit accounts and savings accounts are classified as having maturities beyond four years.


                                                                                         Repricing or Maturing Within
                                                                             ----------------------------------------------------
                                                                                    6                7-12              1-4
                                                                                 Months             Months            Years
                                                                             ---------------   ----------------  ----------------
                                                                                                (In thousands)
Earning Assets
  Loans                                                                      $       314,793   $         54,094  $        102,580
  Securities                                                                          36,877             36,234           136,347
  Short-term investments                                                              15,575                  0                 0
                                                                             ---------------   ----------------  ----------------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          367,245             90,328           238,927

Deposits and Purchased Funds
  Transaction accounts                                                                64,913                  0                 0
  Time deposits                                                                      342,527             88,451            68,037
  Short-term borrowings                                                              111,868             13,272            10,550
  Long-term borrowings                                                                10,001                  0            10,089
                                                                             ---------------   ----------------  ----------------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $       529,309   $        101,723  $         88,676
                                                                             ---------------   ----------------  ----------------
Interest sensitivity GAP                                                     $      (162,064)  $        (11,395) $        150,251
                                                                             ===============   ================  ================
Cumulative interest sensitivity GAP                                          $      (162,064)  $       (173,459) $        (23,208)
                                                                             ===============   ================  ================
Cumulative GAP as percentage of earning assets                                       (18.3)%            (19.6)%            (2.6)%
                                                                             ===============   ================  ================

YEAR 2000

     The Company relies heavily on computer technology to provide its products and services. Competitive pressures also require the Company to invest in and utilize current technology. Due to the reliance on this technology, the Year 2000 issue will have a pervasive effect on the Company's products, especially those with interest calculations, and the services it provides. It will also have an impact on the items necessary to remain competitive including customer

Management's Discussion and Analysis of Financial Condition and Results of
  Operations (continued)
-----------------------------------------------------------------------------
information, and customer conveniences such as ATM's, telephone banking and debit cards. In discussing the Year 2000 issue, management will use various estimates and projections relating to costs, percentages or stages of completion, possible scenarios and contingency plans. These are only estimates and projections. Actual costs, percentage or stage of completion and outcomes may be different from management's estimates and projections. Although management believes it is taking all the steps necessary to prepare for Year 2000, there are many factors beyond management's control and ability to foresee that may have a significant impact on future events.
     The Company is taking a proactive approach to the Year 2000 issue. A Year 2000 Committee has been formed and is comprised of representatives from all major departments and includes involvement of an Executive Officer to provide senior management support and to report periodically to the Board of Directors on the Year 2000 effort. The committee has developed a plan of action to ensure the Company addresses the critical Year 2000 issues. A master inventory of all software and hardware in use by the Company has been compiled. All software vendors were requested to provide a written statement regarding their Year 2000 efforts and compliance. FiServ, Pittsburgh, PA, is the primary data processing vendor the Company uses. FiServ processes all the major applications for the Company including deposits, loans, and general ledger. FiServ is one of the leading data processing vendors for the banking industry. As part of the banking industry, FiServ is periodically examined by regulatory agencies regarding their Year 2000 efforts to help ensure their systems will be Year 2000 compliant. FiServ maintains a website on the Internet and specifically addresses their Year 2000 efforts and have indicated their systems will be reviewed for Year 2000 compliance by McGladrey and Pullen. In addition, a Company representative is a member of the FiServ Client Advisory Board. No material Year 2000 concerns have been brought to management's attention.
     The support and network software the Company uses is purchased from outside vendors. Any software where the vendor was unable to confirm the software is Year 2000 compliant, or did not provide a statement on Year 2000 compliance, was evaluated to determine the potential impact of noncompliance and availability of alternative compliant software. The review of all the software is complete and Year 2000 compliant software is being installed to replace software determined to be non-compliant or for which no certification of compliance was provided. The Company has developed a software testing plan which was submitted to the regulators in October, 1998. This plan substantially meets all FFIEC guidelines and the Company is on schedule to meet all plan deadlines.
     The hardware the Company uses primarily consists of personal computers, ATM's and communications equipment. All personal computers have been tested by Company personnel for Year 2000 compliance. The vendors of the ATM's and back room processing equipment used by the Company have been contacted regarding the compliance of the models used by the Company. The testing of hardware was approximately 90 percent complete as of December 31, 1998. All hardware failing the tests or known to be noncompliant was evaluated as to the possible effect of noncompliance and the need for replacement. Several hardware purchases were accelerated due to Year 2000 issues. The hardware testing plan the Company is following was submitted to the regulators in October 1998. This plan substantially meets all FFIEC guidelines and the Company is on schedule to meet all plan deadlines.
     All purchases of software and hardware are processed through the Network Services Department of the Company. This is intended to ensure all new software and hardware or upgrades are compatible with existing systems and are Year 2000 compliant. All non-compliant hardware and software will be taken out of service by June 30, 1999. This hardware and software will be replaced as deemed necessary.
     Other electrical and mechanical equipment are also being evaluated as to reliance on computer software and the possible effect of the Year 2000. Major components of this equipment include security and HVAC (heating, ventilation and air conditioning) equipment. The Company's security officer has stated all security equipment has been tested to determine the reliance on computer systems and the potential impact of the Year 2000 issue. The Company's facilities manager is responsible for evaluating the other equipment such as HVAC and elevators to determine reliance on computer systems and obtain statements as to Year 2000 compliance from vendors as necessary. The evaluation of this equipment was completed as of December 31, 1998. No material items were noted.
     The potential financial impact on the Company can be segregated into three components: software costs, hardware costs, and other electrical and mechanical equipment costs. For the Company, the potential software costs are not anticipated to be material. The Company does not develop its own software, but purchases processing and software from outside vendors. The hardware the Company uses consists primarily of personal computers, ATM's, telephone systems, and back room equipment such as document processing and imaging equipment. In 1997, the Company began updating its wide and local area networks (WAN/LAN) and its teller platform system as part of its continuing expansion and commitment to technology. The WAN/LAN and teller platform system being installed are Year 2000 compliant. The costs for upgrading to Year 2000 compliant hardware, outside the normal cost of business, are not anticipated to be material based upon the Company's review of its current hardware. The costs for upgrading other electrical and mechanical equipment, such as security equipment and HVAC equipment, is not anticipated to be material. Beginning in 1996, the Company began projects to upgrade its technology and support systems due to the growth the Company was experiencing and anticipated. The costs incurred for these projects were $4.5 million. The costs within these projects specifically related to the Year 2000 issue are difficult to segregate. However, management estimates approximately 20 percent of these project costs are combined software, hardware and other equipment costs related to the Year 2000 issue, including costs of accelerated purchases. This estimate does not include any personnel costs relating to the Year 2000 issue. These projects are substantially complete.
     Other areas of concern being addressed by the committee include vendors that exchange information with the Company electronically, forms and documents that are produced externally, and customers. The Year 2000 compliance could have a major impact on the financial performance of the Company's customers which could affect both deposit relationships and the customer's ability to repay loans. All large corporate lending customers have been contacted regarding their Year 2000 efforts. Large corporate depositors are also being contacted regarding their Year 2000 efforts. Other customers will be evaluated on a case-by-case basis. In addition, the Company has conducted several seminars for corporate customers regarding the Year 2000 issue. These seminars have been well attended.
     Based upon the Company's initial evaluations, becoming Year 2000 compliant is not anticipated to have a material impact on the Company's financial statements. Becoming Year 2000 compliant has had an impact on earnings this year due to additional payroll costs, training costs and accelerated purchases. Management believes it is taking the necessary steps to ensure the Company's systems will be Year 2000 compliant in a timely manner. In January, 1999, the FDIC completed a Phase II examination of the Company's Year 2000 efforts. The Company continues to meet all published FDIC Year 2000 guidelines.
     As a precaution, management is in the process of developing both bank-wide and functional area contingency plans. The largest risks the Company has are that FiServ will not be able to process or there will be problems with communications or power. Regulators have agreed there are certain systems that, due to the level of reliance on these systems, there is little ability to establish traditional contingency plans. Management considers FiServ, communications and power to be these types of systems. Due to the efforts FiServ has exhibited and the regulatory oversight they are under, management believes the probability is very small that they will not be ready. A more likely scenario is that one or more of the support applications will not function correctly. That would most likely result in a one to two day delay in posting of customer transactions since the majority of the functions of the non-FiServ applications could be performed manually. Currently the major concerns are power and communications since these are provided by outside sources and the Company has no means to test them. The Company does have a back-up power system to provide power to key areas in the event of a power failure and can transport transaction information physically in the event of communication problems. Both these concerns have been addressed in the Company's contingency plan. The Year 2000 problem is pervasive and complex and can potentially affect any computer process. Accordingly, no assurance can be given the Year 2000 compliance can be achieved without additional unanticipated expenditures and uncertainties that might affect future financial results. It is not possible at this time to quantify the estimated future costs due to possible business disruption caused by vendors, suppliers, customers, or even the possible loss of electric power or phone service, however, such costs could be substantial.

LAKE CITY BANK
OFFICERS
------------------------------------------------------------------------------------------------------------------------------------
R. Douglas Grant             Chairman                          Retail Services
Michael L. Kubacki           President                         Dale L. Cramer              Vice President
D. Jean Northenor            Executive Vice President          Thomas P. Frantz            Vice President
Paul S. Siebenmorgen         Executive Vice President          James D. Tague              Vice President
Walter L. Weldy              Executive Vice President          Janet K. Anderson           Assistant Vice President
Terry M. White               Executive Vice President          Barry A. Bailey             Assistant Vice President
                                                               Dennis E. Dolby             Assistant Vice President
Commercial Services                                            J. Bradley Glasson          Assistant Vice President
Charles D. Smith             Senior Vice President             Craig A. Haecker            Assistant Vice President
Kelly K. Ayers               Vice President                    T. Larry Mitchell           Assistant Vice President
David A. Bickel              Vice President                    W. Randy Yoder              Assistant Vice President
James R. Cowan               Vice President                    Glenn A. Goudey             Senior Mortgage Underwriter
Drew D. Dunlavy              Vice President                    Tammy L. Snyder             Mortgage Underwriter
Michael E. Gavin             Vice President                    Carolyn A. Crabb            Mortgage Banking Officer
Kenneth L. Kasamis           Vice President                    April J. Gayton             Mortgage Banking Officer
Joseph F. Kessie             Vice President                    Aaron M. Stroup             Mortgage Banking Officer
William D. Leedy             Vice President                    Rafael M. Villalon          Mortgage Banking Officer
J. Randall Leininger         Vice President                    W. John Pritz               Retail Banking Officer
H.A. "Rocky" Meyer           Vice President                    Melanie R. Shipley          Retail Banking Officer
Jack E. Mills                Vice President                    Bradley Smith               Retail Banking Officer
Thomas G. Stark              Vice President                    Lisa A. Stookey             Retail Banking Officer
James C. Stout               Vice President
J. Mark Ulrich               Vice President                    Financial
Randal U. Vutech             Vice President                    James J. Nowak              Vice President and Controller
Julie W. Whitehead           Vice President                    Teresa A. Bartman           Assistant Vice President
Chad D. Brouyette            Assistant Vice President                                      and Assistant Controller
Stephanie L. DuBois          Assistant Vice President          Brian M. Lamb               Assistant Vice President
Brent E. Hoffman             Assistant Vice President
Kelli S. Robinson            Assistant Vice President          Operations
Timothy M. Rudge             Assistant Vice President          Frank A. Soltis             Senior Vice President
J. Chad Stoltzfus            Assistant Vice President          Judy K. Harvey              Vice President
                                                               Vicki D. Martin             Vice President
Trust & Investments                                            Lisa M. Bicknese            Assistant Vice President
Dennis E. Cultice            Senior Vice President             Lisa A. Fulton              Assistant Vice President
Dennis A. Reeve              Vice President                    Ruth A. Hutcherson          Assistant Vice President
William C. Coleman           Vice President                    Linda A. Owens              Assistant Vice President
Jeanine D. Knowles           Vice President                    Angela K. Ritchey           Assistant Vice President
Andrew S. Lewis              Vice President                    Lorretta J. Burnworth       Operations Officer
Jill A. O'Sullivan           Vice President                    Elizabeth A. Carlson        Operations Officer
Judith R. Simcox             Vice President                    Jean A. Ciriello            Operations Officer
Larry L. Poyser              Assistant Vice President          Janice J. Cox               Operations Officer
Debra L. Rich                Assistant Vice President          Joanie L. Foreman           Operations Officer
Peggy L. Terhaar             Assistant Vice President          William L. Hilliard         Operations Officer
Patricia L. Culp             Trust Officer                     Scot A. Karbach             Operations Officer
                                                               Jan R. Martin               Operations Officer
Marketing, Human Resources and Facilities                      Linda L. Swoverland         Operations Officer
Allyn P. Decker              Vice President
Cathy L. Teghtmeyer          Vice President                    Audit
Jill DeBatty                 Assistant Vice President          Betty L. McHenry            Senior Vice President
John W. Gove                 Assistant Vice President                                      and Auditor
Paul S. Purvis               Assistant Vice President          Kevin A. Linehan            Vice President
                                                               Michelle R. Halter          Assistant Auditor
                                                               Teah D. Wicks               Assistant Auditor



LAKE CITY BANK
OFFICERS
-----------------------------------------------------------------------------
Office Administration
Kevin L. Deardorff         Senior Vice President
Jane E. Miller             Vice President
Jeri L. Yoder              Vice President
Jeannine P. Cooley         Assistant Vice President
Lisa L. Hockemeyer         Assistant Vice President
Nanceen P. Briggs          Retail Banking Officer
Karin A. Steffensmeier     Retail Banking Officer

Offices
Akron                   L. Jane Murphy             Assistant Vice President
Argos                   Stanley G. Reinholt        Assistant Vice President
Bremen                  Matthew K. Bixel           Vice President
Columbia City           Donald L.  Sexton          Vice President
                        Lynnette E. Berry          Retail Banking Officer
Concord                 Steve Colagrossi           Assistant Vice President
Cromwell                Jana L. Miller             Assistant Office Manager
Elkhart Beardsley       Rosalie M. Smith           Vice President
                        Samuel M. Bouie            Assistant Office Manager
Elkhart East            Debra  L. Griggs           Office Manager
Elkhart Hubbard Hill    Jeffery W. Krusenklaus     Office Manager
Elkhart Northwest       Kathleen M. Dougherty      Office Manager
Fort Wayne North        Bruce A. Wright            Vice President
Goshen Downtown         Jane M. Greene             Office Manager
Goshen South            Clarence J. "CJ" Yoder     Vice President
Granger                 Daniel E. Hunt             Office Manager
Greentown               Donna L. Graham            Assistant Vice President
Huntington              Drew D. Dunlavy            Vice President
Kendallville Downtown   Mark R. Rensner            Assistant Office Manager
Kendallville East       L. Duane Smith             Vice President
LaGrange                Cathy I. Hefty             Assistant Vice President
Ligonier Downtown       Gaylord A. West            Vice President
                        Lori I. Cunningham         Assistant Office Manager
Ligonier South          Craig R. Atz               Vice President
Logansport              Robert L. Baker            Vice President
Medaryville             Elaine C. Parish           Assistant Vice President
Mentone                 Karen A. Francis           Assistant Vice President
Middlebury              Shannon D. Schrock         Office Manager
Milford                 Timothy L. Sutton          Office Manager
Mishawaka               Tammy S. Katona            Office Manager
                        Sandra J. Cencelewski      Assistant Office Manager
Nappanee                Larry L. Penrod            Vice President
                        Kirtus D. Murray           Office Manager
North Webster           Jeanne G. Bowen            Vice President
Peru                    Patricia D. Adams          Assistant Vice President
Pierceton               Lisa S. Fitzgerald         Office Manager
Plymouth                Michael D. Burroughs       Vice President
                        Carol D. Brown             Assistant Office Manager
Roann                   Merrill A. Templin         Assistant Vice President
Rochester               Phyllis M. Biddinger       Office Manager
Shipshewana             John R. Munsell            Vice President
                        Sarah Miller-Bontrager     Assistant Office Manager
Silver Lake             Deborah A. Lotz            Assistant Vice President
Syracuse                Donna J. Beck              Assistant Vice President
Wabash North            T.F. "Bob" Fuller          Vice President
Wabash South            Jody A. Slacian            Office Manager
Warsaw Downtown         Rosemary K. Baumgardner    Office Manager
Warsaw East             Pamela F. Messmore         Assistant Vice President
Warsaw West             Linda M. Riley             Office Manager
Winona Lake             Allan L. Disbro            Vice President