Form 10-K, Exhibit 13
period 1999-12-31
LAKELAND FINANCIAL CORP
filed 2000-03-28
CIK 721994

Annual Meeting

------------------------------------------------------------------------------

The annual meeting of the shareholders of Lakeland Financial Corporation will be held at noon, April 11, 2000, at the Shrine Building, Kosciusko County Fair Grounds, Warsaw, Indiana. As of December 31, 1999, there were approximately 1,850 shareholders.

Special Notice: Form 10-K Available

------------------------------------------------------------------------------

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

      The  following   companies  are  market  makers  in  Lakeland  Financial
Corporation stock.

    Stifel, Nicolaus & Company, Inc., 500 North Broadway, St. Louis, Missouri, 63102
    Raymond James & Associates, Inc., P.O. Box 130, Elkhart, Indiana, 46515 McDonald Investments, Inc., 214 South Main Street, Elkhart, Indiana, 46516


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

     The high-low prices for 1998 and 1999 were obtained from The Nasdaq Stock Market.

Forward-Looking Statements

     When used in this report and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

     The Company wishes to caution readers not to place undo reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

     The  Company  does  not  undertake,   and   specifically   disclaims  any
obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

President's Letter
------------------------------------------------------------------------------

     All of us at Lake City Bank are happy to report on our accomplishments in 1999. Most importantly, we achieved record net earnings of $8.3 million; our eleventh consecutive year of increased income. We also ended the year with record assets of just over $1 billion. The $1 billion asset mark is a real milestone for us, in that it is the result of the successful strategy of providing high quality, hometown banking services to the communities throughout our market area. At the same time, though, we understand that size alone does not improve our ability to serve customers well. The goal is to continue to focus on maintaining the highest quality staff we can have, increasing business with our customers, and growing earnings for shareholders. Progress was made in a number of key areas in 1999.

     The Commercial Banking Division had another excellent year serving their current commercial clients as well as adding over 350 new banking relationships. Commercial loan outstandings increased $75 million to $422 million at year-end compared to $347 million at the previous year-end. With over 470 combined years of experience the lenders provide extensive knowledge, personalized service, and understanding of the business trends of our market areas. That knowledge coupled with local decision making cannot be matched by our larger competitors. This experience is also evident in the continued excellent asset quality of the commercial portfolio.

     Business development continues to play a vital role in our organization. The new calling officers are oriented through extensive training to explore and sharpen their communication and customer service skills before beginning their calling responsibilities. Our calling officers made almost 9,000 calls during the year selling products and services throughout our 15 county market area.

     Consumer loans grew 41 percent in 1999, to $185 million. The Bank experienced strong growth in both the direct and indirect areas. Home equity lines of credit, a key account in establishing long-term relationships with our borrowers, achieved 25 percent growth in balances outstanding. Fee income associated with consumer lending experienced significant gains over 1998, due to a 29 percent increase in net commission income from the sale of credit life insurance, as well as other services and processing fees. Credit quality remained very high, with net losses of less than 0.1 percent of balances outstanding at year-end.

     Nearly $61 million of mortgage loans were originated by the Bank in 1999. With relatively low market rates, the vast majority of these loans were fixed rate, and sold into the secondary markets. These sales generated over $1.3 million in gains, and protected the Bank from undue rate risk should interest rates continue to rise. We retain the servicing on sold mortgages to maintain contact with our customers and to be certain that those customers receive the best possible service. An additional commissioned originator was hired to generate mortgage loans in the Fort Wayne market area.

------------------------------------------------------------------------------

     We worked closely with the NAACP of Elkhart County, and two nonprofit housing associations, LaCasa of Goshen and Elkhart Housing Partnership, to establish a loan pool with other area lenders for low income home buyers. Lake City Bank has agreed to act as the servicing bank for this program, and continues to investigate other avenues to serve the low income and minority populations within its market area. A new product that achieves this goal is the Community Saver Loan. Loan proceeds are deposited into a Lake City Bank certificate of deposit, which is then held as collateral. Repayment of the loan creates savings for the purchase of a home or car, and establishes a credit history for our customer.

     Trust and Investment revenues, including Brokerage, increased 6 percent to $1.7 million from $1.6 million at the 1998 year-end. Conversion of both personal and corporate trust technology systems were completed this year. These state of the art systems support the staff to further enhance customer service. Several highly successful client seminars were held emphasizing the service available to our customers from our dedicated professional staff.

     Our Corporate Cash Management Services and Products continue to be well received and in demand within our market place. We provide customized and tailored Cash Management Services specifically designed to meet the individual business customers needs. We introduced two new products in 1999: CD-ROM and Lockbox Service. The CD-ROM product is a way for our business customers to receive images of their monthly paid checks. This allows our business customers to retrieve, modify, and reconcile the monthly statement as well as maintain check records. They also have quicker access to paid items, improved recordkeeping, decreased storage costs and added security.

     Our new Corporate Lockbox Service intercepts our business customers' mailed payments, processes and deposits them into their account and reports those deposits back to the customer quickly and accurately. This valuable service also frees the company of the time-consuming task of handling payments. Our Lockbox Service benefits include: reduction of processing time and costs, postal pick-ups, efficient check processing network, dedicated processing site and improved cash management. It also provides a complete audit trail and improved exception research.

     Our Internet Web site, www.lakecitybank.com was officially released on July 1, 1999. We ended the year with over 1,200 Internet Banking customers. We released a second look in 1999 and added Trust Online to our online services as well as updating the product content to over 120 pages. In 2000, we will introduce Brokerage Online and our new Corporate Management online services.

------------------------------------------------------------------------------

     The Investor's Weekly, one of our core deposit products, had another great year with nearly 3,000 accounts on record. Total deposits in this account were $155 million at the end of 1999 as compared to $123 million at the 1998 year-end, representing a 25 percent growth.

     Operationally, this year we were dedicated to identifying and improving various internal functions. After a year long planning and implementation schedule, the Item Processing area was expanded to support a remote capture site in Elkhart. This area processes approximately 37 percent of all MICR documents handled by the Bank. This capture site also provides us with a totally redundant image capture processing center for disaster recovery and contingency purposes.

     Staff development programs, extensive training, and the employee review process took on a new feel this year with managers and supervisors working with new processes to improve productivity and staff retention.

     This year saw tremendous changes in the technology area as well, due to new projects and Y2K. The project management team oversaw nine new projects that ranged from implementing a new trust accounting system to AFS image file folder system. We currently have nine additional projects in the pipeline for the year 2000.

     The Network Services staff reviewed hardware, software and systems for Y2K compliance throughout the year. They reviewed 128 individual processes, upgraded 19 systems and replaced 23 non-compliant systems. The individual application managers were then responsible for testing 13 critical dates associated with the upcoming millennium. The end result was that Y2K was a non-event at Lake City Bank.

     Our efforts to focus on quality customer service and delivering high touch technology to each employee's workstation, as well as our customers, have been extremely successful. Our customers saw new ATM's, improved telephone banking functionality, Internet Banking and mortgage loan production software that decreased loan turnaround times. Employees saw enhanced call center software, faster teller software, improved telephone systems, and check images at their desktop.

     Lake City Bank introduced an Employee PC Purchase Program for all team members in 1999 to encourage the purchase of PCs for employees' use at home. The objective was to better prepare them for the direction we are all moving - that is to the Internet and online financial services technology. Nearly 100 employees participated in this program.

     Bank employees were busy sharpening their skills in 1999. In-house training was provided on a number of levels, with all employees meeting once per quarter in Warsaw for Corporate Training. Four sessions are held over two days so all can attend to hear management and various departments update the team on product changes, compliance issues, and other news that affect employees and customers. Since moving into our new Training Center at 109 S. Buffalo, "Corporate Training" has a permanent home complete with audio visual equipment and comfortable decor. A small PC lab/classroom found on the upper level facilitates computer training.

------------------------------------------------------------------------------

     Thirty-four supervisors completed the Supervisor I series in 1999. Various topics were discussed, including interviewing new candidates, building effective teams, performance management, maintaining discipline and managing resources. A series II is planned for summer of 2000.

     Teller and CSR  training  is an ongoing  process,  designed  to equip new
hires  with  the  practical  and  technological   skills  they  will  need  to
efficiently and professionally serve our customers.

     In an effort to increase effectiveness and provide accountability all training efforts were consolidated near year-end. Plans for future training and development include expanding supervisory/leadership training, developing end-user computer technology courses, and stepping up sales training for tellers and CSRs. All of these training endeavors are aimed at improving customer relations, increasing overall sales, and heightening operational efficiency in an extremely dynamic banking environment. We also believe that an internal commitment to training increases job satisfaction and employee retention.

     The Marketing department hosted numerous events featuring educational, motivational and interesting subjects for our customers. The intimate setting of meeting with 10 -12 current and potential customers allowed for ease in discussion and for guests to be specific in the nature of their questions. Additionally, the Trust and Investment Management team was host to several legal and accounting firms. The camaraderie established through these events solidifies our referral relationships with them. The popular and well-attended annual Egg Breakfast, co hosted with Creighton Brothers, celebrated its 29th year. Nearly 1,000 people enjoy this morning treat. Celebrating with our retired friends was a bright spot as we hosted a Valentine party for Grace Village in Winona Lake and a Spring celebration at Hubbard Hill in Elkhart. The business community benefits from our Spring and Fall Economic Briefings which include an economic forecast from noted IUSB professors and a local business leader presenting an overview of their company.

     As with any organization our size, there is a certain amount of change in our family of employees over the course of a year. Among the many hirings, promotions and retirements in 1999, one name stands out, R. Douglas Grant. Doug retired as Chief Executive Officer at the end of June. In his 19 years at Lake City Bank, Doug's skill, instinct and dedication have been the thrust behind our growth. For that we are grateful. He continues to contribute his knowledge and expertise as Chairman of the Board of Directors.

     After 20 years of service to your Bank,  Executive  Vice  President  Paul
Siebenmorgen   retired.  Paul  contributed  greatly  to  our  success  in  the commercial lending area and we wish him well.

------------------------------------------------------------------------------

     Robert C. Condon joined your Bank early this year as Executive Vice President with principal responsibilities in the Trust and Brokerage areas. He is a graduate of Denison University and holds a Juris Doctor Degree from the University of Illinois. He has over 10 years of Trust and Brokerage management experience and most recently was Managing Director of Northern Trust's Northern California office.

     The Fort Wayne North office opened in June and has exceeded our expectations both in loan volume and deposits. Construction has begun on a second office on the Southwest side of that city. It will open by early summer. We are constantly exploring other opportunities for expansion as we continue to take advantage of the geographic growth opportunities available to us.

     Lake City Bank is composed of four different, equally important, inseparable components; shareholders, customers, employees and communities. Our commitment to each is to conduct business with uncompromising dignity, integrity and professionalism. To that end, we endeavor to increase shareholder value, create innovative products to positively impact customers' daily lives and offer comprehensive training to employees to enhance their ability to serve those customers even more effectively. We encourage each employee to lend expertise in enriching the communities we serve through the donation of their time and talent.

     We will continue to operate as an independent, locally owned community bank, providing business and individual customers with the necessary tools to assist them in reaching their financial goals. We will do this through enhanced products, state of the art technology, professional, knowledgeable staff and convenient locations. This strategy has sustained Lake City Bank since 1872 and we anticipate it will carry us far into the future.

     To all shareholders, customers and employees - thank you for your support in 1999. Your combined effort is the consistency that makes Lake City Bank the bank that provides "Banking Like It Ought To Be".




     Michael L. Kubacki


Lakeland Financial Corporation and Lake City Bank Board of Directors
----------------------------------------------------------------------------------------------------------------------------------







Eddie Creighton                     Anna K. Duffin                     L. Craig Fulmer                    R. Douglas Grant
  Former Partner and                  Civic Leader                       Chairman,                          Chairman,
  General Manager,                                                       Heritage Financial                 Lakeland Financial
  Creighton Brothers                                                     Group, Inc.                        Corporation and Lake
                                                                                                            City Bank

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


                    LAKELAND FINANCIAL CORPORATION OFFICERS
R. Douglas Grant ...................Chairman
Michael L. Kubacki .................President and Chief Executive Officer
Robert C. Condon ...................Executive Vice President
D. Jean Northenor ..................Executive Vice President
Charles D. Smith ...................Executive Vice President
Walter L. Weldy ....................Executive Vice President
Terry M. White .....................Executive Vice President and Secretary
James J. Nowak .....................Vice President and Treasurer



Selected Financial Data (in thousands except share and per share data)
----------------------------------------------------------------------------------------------------------------------------------

                                                              1999           1998           1997           1996           1995
                                                         -------------  -------------  -------------  -------------  -------------
Interest income                                          $      69,395  $      63,667  $      52,699  $      45,941  $      41,944

Interest expense                                                37,093         36,091         28,060         23,737         21,642
                                                         -------------  -------------  -------------  -------------  -------------

Net interest income  . . . . . . . . . . . . . . . . . .        32,302         27,576         24,639         22,204         20,302

Provision for loan losses                                        1,310            480            269            120            120
                                                         -------------  -------------  -------------  -------------  -------------

Net interest income after provision
  for loan losses                                               30,992         27,096         24,370         22,084         20,182

Other noninterest income                                         9,311          8,486          6,978          5,396          4,297

Net gains on sale of real estate
  mortgages held for sale                                        1,302          1,467            545            412            159

Net securities gains (losses)                                    1,340          1,256            (19)            (9)           315

Noninterest expense                                            (30,541)       (26,491)       (20,414)       (17,935)       (16,244)
                                                         -------------  -------------  -------------  -------------  -------------

Income before income tax expense . . . . . . . . . . . .        12,404         11,814         11,460          9,948          8,709

Income tax expense                                               4,085          3,926          3,920          3,504          3,064
                                                         -------------  -------------  -------------  -------------  -------------

Net income . . . . . . . . . . . . . . . . . . . . . . . $       8,319  $       7,888  $       7,540  $       6,444  $       5,645
                                                         =============  =============  =============  =============  =============

Average shares outstanding*                                  5,813,984      5,813,984      5,813,162      5,792,825      5,753,984
                                                         =============  =============  =============  =============  =============

Basic earnings per common share*                         $        1.43  $        1.36  $        1.30  $        1.11  $        0.98
                                                         =============  =============  =============  =============  =============

Diluted earnings per common share*                       $        1.43  $        1.36  $        1.30  $        1.11  $        0.98
                                                         =============  =============  =============  =============  =============

Cash dividends declared*                                 $        0.44  $        0.33  $        0.30  $        0.23  $        0.19
                                                         =============  =============  =============  =============  =============


Balances at December 31:
------------------------
Total assets                                             $   1,039,843  $     978,909  $     796,478  $     656,551  $     568,579

Total deposits                                           $     748,243  $     739,347  $     612,992  $     496,553  $     431,934

Long-term borrowings                                     $      16,473  $      21,386  $      25,367  $      23,531  $      17,432

Guaranteed preferred beneficial interests in
  Company's subordinated debentures                      $      19,264  $      19,238  $      19,211  $           0  $           0

Total stockholders' equity                               $      54,194  $      55,156  $      48,256  $      42,043  $      36,754

* Adjusted for 2-for-1 stock splits on April 30, 1996 and April 30, 1998.

Selected Quarterly Data (in thousands except per share data) (unaudited)
----------------------------------------------------------------------------------------------------------------------------------
                                                                             4th            3rd            2nd            1st
1999                                                                       Quarter        Quarter        Quarter        Quarter
                                                                        -------------  -------------  -------------  -------------
Interest income                                                         $      18,215  $      17,689  $      17,075  $      16,416
Interest expense                                                                9,737          9,260          9,126          8,970
                                                                        -------------  -------------  -------------  -------------

Net interest income . . . . . . . . . . . . . . . . . . . . . . . . .           8,478          8,429          7,949          7,446

Provision for loan losses                                                         260            550            275            225

Noninterest income                                                              2,495          3,288          3,146          3,024
Noninterest expense                                                             7,882          7,947          7,571          7,141
Income tax expense                                                                833          1,128          1,090          1,034
                                                                        -------------  -------------  -------------  -------------
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $       1,998  $       2,092  $       2,159  $       2,070
                                                                        =============  =============  =============  =============

Basic earnings per common share                                         $        0.34  $        0.36  $        0.37  $        0.36
                                                                        =============  =============  =============  =============
Diluted earnings per common share                                       $        0.34  $        0.36  $        0.37  $        0.36
                                                                        =============  =============  =============  =============

Stock and Dividend Information
------------------------------
Trading range (per share)*
  Low                                                                   $       13.75  $       16.00  $       17.06  $       17.75
  High                                                                  $       18.00  $       19.88  $       18.50  $       19.88

Dividends declared (per share)                                          $        0.11  $        0.11  $        0.11  $        0.11

----------------------------------------------------------------------------------------------------------------------------------
                                                                             4th            3rd            2nd            1st
1998                                                                       Quarter        Quarter        Quarter        Quarter
                                                                        -------------  -------------  -------------  -------------
Interest income                                                         $      16,451  $      16,366  $      15,904  $      14,946
Interest expense                                                                9,344          9,354          9,037          8,356
                                                                        -------------  -------------  -------------  -------------
Net interest income . . . . . . . . . . . . . . . . . . . . . . . . .           7,107          7,012          6,867          6,590

Provision for loan losses                                                         120            120            120            120

Noninterest income                                                              3,018          3,020          2,731          2,440
Noninterest expense                                                             6,920          7,059          6,478          6,034
Income tax expense                                                              1,106            981            965            874
                                                                        -------------  -------------  -------------  -------------
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $       1,979  $       1,872  $       2,035  $       2,002
                                                                        =============  =============  =============  =============

Basic earnings per common share**                                       $        0.34  $        0.33  $        0.35  $        0.34
                                                                        =============  =============  =============  =============
Diluted earnings per common share**                                     $        0.34  $        0.33  $        0.35  $        0.34
                                                                        =============  =============  =============  =============

Stock and Dividend Information
------------------------------
Trading range (per share)*  **
  Low                                                                   $       16.50  $       19.00  $       22.25  $       23.00
  High                                                                  $       20.00  $       24.50  $       29.00  $       34.00

Dividends declared (per share)**                                        $        0.09  $        0.09  $        0.08  $        0.07

* The trading  ranges are the high and low as obtained  from the Nasdaq  Stock Market.

** Per share data has been  adjusted  for a 2-for-1  stock  split on April 30, 1998.



Consolidated Balance Sheets (in thousands except share data)
----------------------------------------------------------------------------------------------------------------------------------
December 31                                                                                                1999           1998
                                                                                                      -------------  -------------
ASSETS
Cash and due from banks                                                                               $      59,321  $      45,933
Short-term investments                                                                                        3,783         15,575
                                                                                                      -------------  -------------
  Total cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        63,104         61,508

Securities available for sale (carried at fair value)                                                       271,421        327,658
Real estate mortgages held for sale                                                                             862          3,796

Total loans                                                                                                 653,898        538,496
Less allowance for loan losses                                                                                6,522          5,510
                                                                                                      -------------  -------------
  Net loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       647,376        532,986

Land, premises and equipment, net                                                                            27,808         26,370
Accrued income receivable                                                                                     5,420          5,669
Intangible assets                                                                                            10,522         11,453
Other assets                                                                                                 13,330          9,469
                                                                                                      -------------  -------------
  Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $   1,039,843  $     978,909
                                                                                                      =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Noninterest bearing deposits                                                                          $     136,595  $     118,361
Interest bearing deposits                                                                                   611,648        620,986
                                                                                                      -------------  -------------
  Total deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       748,243        739,347

Short-term borrowings
  Federal funds purchased                                                                                    15,000              0
  Securities sold under agreements to repurchase                                                            121,374        110,163
  U.S. Treasury demand notes                                                                                  4,000          1,527
    Other short-term borrowings                                                                              55,000         24,000
                                                                                                      -------------  -------------
      Total short-term borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       195,374        135,690

Accrued expenses payable                                                                                      4,760          6,503
Other liabilities                                                                                             1,535          1,589
Long-term borrowings                                                                                         16,473         21,386
Guaranteed preferred beneficial interests in
  Company's subordinated debentures                                                                          19,264         19,238
                                                                                                      -------------  -------------
    Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       985,649        923,753

Commitments, off-balance sheet risks and contingencies

STOCKHOLDERS' EQUITY
Common stock: 90,000,000 shares authorized, no par value,
  5,813,984 shares issued, 5,792,182 outstanding as of December 31, 1999;
  5,813,984 shares issued, 5,796,918 outstanding as of December 31, 1998                                      1,453          1,453
Additional paid-in capital                                                                                    8,537          8,537
Retained earnings                                                                                            49,422         43,652
Accumulated other comprehensive income                                                                       (4,797)         1,848
Treasury stock, at cost                                                                                        (421)          (334)
                                                                                                      -------------  -------------
  Total stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        54,194         55,156
                                                                                                      -------------  -------------
    Total liabilities and stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . $   1,039,843  $     978,909
                                                                                                      =============  =============

The accompanying  notes are an integral part of these  consolidated  financial statements.




Consolidated Statements of Income (in thousands except share data)
----------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                                                      1999           1998           1997
                                                                                       -------------  -------------  -------------
NET INTEREST INCOME
Interest and fees on loans
  Taxable                                                                              $      51,602  $      44,225  $      38,265
  Tax-exempt                                                                                     182            194            228
Interest and dividends on securities
  Taxable                                                                                     14,888         16,416         12,472
  Tax-exempt                                                                                   2,448          2,313          1,431
Interest on short-term investments                                                               275            519            303
                                                                                       -------------  -------------  -------------
    Total interest income                                                                     69,395         63,667         52,699

Interest on deposits                                                                          27,153         28,154         21,183
Interest on borrowings
  Short-term                                                                                   7,139          4,724          4,921
  Long-term                                                                                    2,801          3,213          1,956
                                                                                       -------------  -------------  -------------
    Total interest expense                                                                    37,093         36,091         28,060
                                                                                       -------------  -------------  -------------

NET INTEREST INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        32,302         27,576         24,639

Provision for loan losses                                                                      1,310            480            269
                                                                                       -------------  -------------  -------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES  . . . . . . . . . . . . . . . . .        30,992         27,096         24,370

NONINTEREST INCOME
Trust income                                                                                   1,149          1,205          1,188
Service charges on deposits                                                                    4,321          4,004          3,369
Other income                                                                                   3,841          3,277          2,421
Net gains on the sale of real estate mortgages held for sale                                   1,302          1,467            545
Net securities gains (losses)                                                                  1,340          1,256            (19)
                                                                                       -------------  -------------  -------------
  Total noninterest income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        11,953         11,209          7,504

NONINTEREST EXPENSE
Salaries and employee benefits                                                                15,911         14,076         11,317
Net occupancy expense                                                                          2,148          1,866          1,397
Equipment costs                                                                                3,167          2,205          1,747
Other expense                                                                                  9,315          8,344          5,953
                                                                                       -------------  -------------  -------------
  Total noninterest expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        30,541         26,491         20,414
                                                                                       -------------  -------------  -------------

INCOME BEFORE INCOME TAX EXPENSE                                                              12,404         11,814         11,460

Income tax expense                                                                             4,085          3,926          3,920
                                                                                       -------------  -------------  -------------

NET INCOME . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $       8,319  $       7,888  $       7,540
                                                                                       =============  =============  =============

AVERAGE COMMON SHARES OUTSTANDING                                                          5,813,984      5,813,984      5,813,162
                                                                                       =============  =============  =============

BASIC EARNINGS PER COMMON SHARE                                                        $        1.43  $        1.36  $        1.30
                                                                                       =============  =============  =============

DILUTED EARNINGS PER COMMON SHARE                                                      $        1.43  $        1.36  $        1.30
                                                                                       =============  =============  =============

The accompanying  notes are an integral part of these  consolidated  financial statements.

Consolidated Statements of Changes in Stockholders' Equity (in thousands except share data)
----------------------------------------------------------------------------------------------------------------------------------

Year Ended December 31                                         1999                      1998                      1997
                                                     ------------------------- ------------------------- -------------------------
COMMON STOCK
  Balance at beginning of the period                 $     1,453               $     1,453               $     1,448
  Issued shares of previously
    authorized, unissued stock
    (10,000 - 1997)                                            0                         0                         5
                                                     -----------               -----------               -----------
   Balance at end of the period . . . . . . . . . .        1,453                     1,453                     1,453

ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of the period                       8,537                     8,537                     8,232
  Issued shares of previously
    authorized, unissued stock
    (10,000 - 1997)                                            0                         0                       305
                                                     -----------               -----------               -----------
   Balance at end of the period . . . . . . . . . .        8,537                     8,537                     8,537

RETAINED EARNINGS
  Balance at beginning of the period                      43,652                    37,766                    31,967
  Net income                                               8,319  $     8,319        7,888  $     7,888        7,540  $      7,540
  Cash dividends declared ($.44, $.33 and $.30)
    per share                                             (2,549)                   (2,002)                   (1,741)
                                                     -----------               -----------               -----------
  Balance at end of the period  . . . . . . . . . .       49,422                    43,652                    37,766

ACCUMULATED OTHER
COMPREHENSIVE INCOME
  Balance at beginning of the period                       1,848                       685                       396
  Unrealized gain (loss) on available for sale
    securities arising during the period                  (5,836)                     (573)                      289
  Reclassification adjustments for accumulated
    (gains) losses included in net income                   (809)                     (759)                        0
  Cumulative effect of adopting SFAS No. 133                   0                     2,495                         0
                                                     -----------               -----------               -----------
   Other comprehensive income
    (net of taxes $(4,359), $762 and $190)                (6,645)      (6,645)       1,163        1,163          289           289
                                                     -----------  -----------  -----------  -----------  -----------  ------------
  Balance at end of the period  . . . . . . . . . .       (4,797)                    1,848                       685
  Total comprehensive income  . . . . . . . . . . .               $     1,674               $     9,051               $      7,829
                                                                  ===========               ===========               ============
TREASURY STOCK
  Balance at beginning of the period                        (334)                     (185)                        0
  Acquisition of treasury stock                              (87)                     (149)                     (185)
                                                     -----------               -----------               -----------
  Balance at end of the period  . . . . . . . . . .         (421)                     (334)                     (185)
                                                     -----------               -----------               -----------
TOTAL STOCKHOLDERS' EQUITY  . . . . . . . . . . . .  $    54,194               $    55,156               $    48,256
                                                     ===========               ===========               ===========

The accompanying  notes are an integral part of these  consolidated  financial statements.




Consolidated Statements of Cash Flows (in thousands)
----------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                                                     1999           1998           1997
                                                                                      --------------  -------------  -------------
Cash flows from operating activities
Net income                                                                            $        8,319  $       7,888  $       7,540

Adjustments to reconcile net income to
  net cash from operating activities

  Depreciation                                                                                 2,373          1,782          1,393
  Provision for loan losses                                                                    1,310            480            269
  Write down of other real estate owned                                                            0              0             19
  Amortization of intangible assets                                                              957            942             26
  Amortization of mortgage servicing rights                                                      265            171             48
  Loans originated for sale                                                                  (79,276)       (65,425)       (27,426)
  Net gain on sale of loans                                                                   (1,302)        (1,467)          (545)
  Proceeds from sale of loans                                                                 82,796         64,612         27,350
  Net (gain) loss on sale of premises and equipment                                               26           (40)             11
  Net gain on sale of securities available for sale                                           (1,340)        (1,257)             0
  Net loss on calls of securities held to maturity                                                 0              1             19
  Net securities amortization                                                                  1,935          1,379             23
  Increase (decrease) in taxes payable                                                         1,078         (1,207)          (217)
  (Increase) decrease in income receivable                                                       249           (754)          (661)
  Increase in accrued expenses payable                                                           102            949            224
  (Increase) decrease in other assets                                                         (1,789)        (1,940)           411
  Increase (decrease) in other liabilities                                                       (54)            62            427
                                                                                       -------------  -------------  -------------
    Total adjustments                                                                          7,330         (1,712)         1,371
                                                                                      --------------  -------------  -------------
        Net cash from operating activities . . . . . . . . . . . . . . . . . . . . .          15,649          6,176          8,911



Cash flows from investing activities

  Proceeds from sale of securities available for sale                                         44,428         65,404              0
  Proceeds from maturities and calls of securities held to maturity                                0         45,787         14,557
  Proceeds from maturities and calls of securities available for sale                         65,695         32,980         26,100
  Purchases of securities available for sale                                                 (65,485)       (89,948)       (28,315)
  Purchases of securities held to maturity                                                         0       (131,919)       (52,946)
  Net increase in total loans                                                               (115,885)       (80,809)       (53,286)
  Proceeds from sales of land, premises and equipment                                             82            530              0
  Purchases of land, premises and equipment                                                   (3,919)        (3,950)        (5,464)
  Net proceeds (payments) from acquisitions                                                        0         30,020         58,889
                                                                                      --------------  -------------  -------------
      Net cash from investing activities . . . . . . . . . . . . . . . . . . . . . .         (75,084)      (131,905)       (40,465)

Cash flows from financing activities

  Net increase in total deposits                                                               8,896         92,034         21,257
  Proceeds from short-term borrowings                                                     21,877,999      4,740,920        889,826
  Payments on short-term borrowings                                                      (21,818,315)    (4,689,347)      (894,089)
  Proceeds from long-term borrowings                                                           5,124         20,050         10,000
  Payments on long-term borrowings                                                           (10,037)       (24,031)        (8,163)
  Dividends paid                                                                              (2,549)        (2,002)        (1,741)
  Proceeds from sale of common stock                                                               0              0            310
  Net proceeds from issuance of guaranteed preferred beneficial interests in
    Company's subordinated debentures                                                              0              0         19,222
  Purchase of treasury stock                                                                     (87)          (149)          (185)
                                                                                       -------------  -------------  -------------
    Net cash from financing activities . . . . . . . . . . . . . . . . . . . . . . .          61,031        137,475         36,437
                                                                                      --------------  -------------  -------------
Net increase in cash and cash equivalents                                                      1,596         11,746          4,883
Cash and cash equivalents at beginning of the year                                            61,508         49,762         44,879
                                                                                      --------------  -------------  -------------
Cash and cash equivalents at end of year . . . . . . . . . . . . . . . . . . . . . .  $       63,104  $      61,508  $      49,762
                                                                                      ==============  =============  =============
Cash paid during the year for:
  Interest                                                                            $       37,459  $      35,228  $      27,921
  Income taxes                                                                        $        4,139  $       3,610  $       3,918
Securities transferred from held to maturity to available for sale                    $            0  $     249,087  $           0
Loans transferred to other real estate                                                $          185  $         683  $         284

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT  ACCOUNTING  POLICIES
Nature of Operations and Principles of Consolidation:
     The consolidated financial statements include Lakeland Financial Corporation and its wholly-owned subsidiaries, Lake City Bank and Lakeland Capital Trust, together referred to as the "Company". Included in the consolidated financial statements is LCB Investments Limited, a wholly-owned subsidiary of Lake City Bank. All intercompany transactions and balances are eliminated in consolidation.
     The Company provides financial services through its subsidiary, Lake City Bank (the Bank), a full-service commercial bank with 44 branch offices in fifteen counties in northern Indiana. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions.

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

Securities:
      Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Trading securities are bought for sale in the near term and are carried at fair value, with changes in unrealized holding gains and losses included in income. Federal Home Loan Bank Stock is carried at cost in other assets.
     The Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities in June, 1998. The Company adopted SFAS No. 133 as of October 1, 1998. As permitted in SFAS No. 133, on October 1, 1998, the Company transferred securities with an amortized cost of $249,087,000 and a fair value of $253,218,000 from the held to maturity portfolio to the available for sale portfolio. None of these securities were sold during the fourth quarter of 1998. The Company does not have any derivative instruments nor does the Company have any hedging activities.
     Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans:
      Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.
     Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt. All unpaid accrued interest is reversed and interest income is subsequently recorded only to the extent cash payments are received. Accrued status is resumed when all contractually due payments are brought current and future payments are reasonably assured.

Allowance for Loan Losses:
     The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. A loan is charged-off as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.
     A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Foreclosed Assets:
     Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

 Land, Premises and Equipment:
     Land, premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on both straight-line and accelerated methods over the useful lives of the assets. Long-term assets are reviewed for impairment when events indicate the carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES (continued)
Servicing Rights:
     Servicing rights are recognized as assets for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions.

Intangibles:
   Purchased intangible assets, primarily goodwill and core deposit value, are recorded at cost and amortized over the estimated life. Goodwill amortization is straight-line over 15 years, and core deposit amortization is accelerated over 12 years. Goodwill is reported net of accumulated amortization of $1,330,000 and $663,000 at year end 1999 and 1998. Core deposit is reported net of accumulated amortization of $561,000 and $297,000.

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

Financial Instruments:
     Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share:
     Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements. The common shares outstanding for the Stockholders' Equity section of the Balance Sheet reflect the acquisition of 21,802 shares of Lakeland Financial Corporation common stock to offset a liability for a directors' deferred compensation plan. These shares are treated as outstanding when computing the weighted-average common shares outstanding for the calculation of both basic and diluted earnings per share.

Comprehensive Income:
     Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies:
     Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash:
     The Company was required to have $50,000 and $615,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year end 1999 and 1998. These balances do not earn interest.

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

------------------------------------------------------------------------------
NOTE 1 - SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES (continued)
Industry Segments:
      Internal financial information is primarily reported and aggregated in the line of business of banking.

Reclassifications:
     Certain amounts appearing in the financial statements and notes thereto for prior periods have been reclassified to conform with the current presentation. The reclassifications had no effect on net income or stockholders' equity as previously reported.

NOTE 2 - SECURITIES
      Information related to the fair value of securities and the total gains and losses for securities with net gains and losses in accumulated other comprehensive income at December 31 is provided in the table below.


                                                                                                Fair
                                                                                                Value        Gains       Losses
                                                                                             -----------  -----------  -----------
                                                                                                         (in thousands)
Securities available for sale at December 31, 1999
 U.S. Treasury securities                                                                    $    34,614  $        60  $      (579)
 U.S. Government agencies and corporations                                                         6,313            0         (380)
 Mortgage-backed securities                                                                      192,569           51       (3,727)
 State and municipal securities                                                                   32,714           37       (2,755)
 Other debt securities                                                                             5,211            0         (651)
                                                                                             -----------  -----------  -----------
      Total securities available for sale at December 31, 1999 . . . . . . . . . . . . . . . $   271,421  $       148  $    (8,092)
                                                                                             ===========  ===========  ===========
Securities available for sale at December 31, 1998
  U.S. Treasury securities                                                                   $    39,521  $       751  $      (168)
  U.S. Government agencies and corporations                                                        2,030           40            0
  Mortgage-backed securities                                                                     225,914        1,086         (913)
  State and municipal securities                                                                  59,112        2,312         (124)
  Other debt securities                                                                            1,081           76            0
                                                                                             -----------  -----------  -----------
      Total securities available for sale at December 31, 1998 . . . . . . . . . . . . . . . $   327,658  $     4,265  $    (1,205)
                                                                                             ===========  ===========  ===========

        Information regarding the fair value of available for sale debt securities by maturity as of December 31, 1999, is presented below. Maturity information is based on contractual maturity for all securities other than mortgage-backed securities. Actual maturities of securities may differ from contractual maturities because borrowers may have the right to prepay the obligation without prepayment penalty.

                                                                                                                          Fair
                                                                                                                          Value
                                                                                                                       -----------
                                                                                                                     (in thousands)

Due in one year or less                                                                                                $         9
Due after one year through five years                                                                                       43,995
Due after five years through ten years                                                                                       2,163
Due after ten years                                                                                                         32,685
                                                                                                                       -----------
                                                                                                                            78,852
Mortgage-backed securities                                                                                                 192,569
                                                                                                                       -----------
  Total debt securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   271,421
                                                                                                                       ===========

      Security proceeds, gross gains and gross losses for 1999, 1998 and 1997 were as follows:


                                                                                                1999          1998          1997
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)

Sales and calls of securities available for sale
  Proceeds                                                                                   $    46,350  $    66,197  $       100
  Gross gains                                                                                      1,340        1,257            0
  Gross losses                                                                                         0            0            0
Calls of securities held to maturity
  Proceeds                                                                                   $         0  $     1,532  $       638
  Gross gains                                                                                          0            0            0
  Gross losses                                                                                         0            1           19


      Securities with carrying values of $194,316,000 and $143,450,000 were pledged as of December 31, 1999 and 1998, as collateral for deposits of public funds, securities sold under agreements to repurchase and for other purposes as permitted or required by law.

------------------------------------------------------------------------------
NOTE 3 -  LOANS
      Total loans outstanding as of year end consisted of the following:

                                                                                                             1999         1998
                                                                                                          -----------  -----------
                                                                                                               (in thousands)
Commercial and industrial loans                                                                           $   375,421  $   301,682
Agri-business and agricultural loans                                                                           46,661       45,043
Real estate mortgage loans                                                                                     42,384       57,580
Real estate construction loans                                                                                  4,488        2,975
Installment loans and credit cards                                                                            184,944      131,216
                                                                                                          -----------  -----------
  Total loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $   653,898  $   538,496
                                                                                                          ===========  ===========

NOTE 4 - ALLOWANCE FOR LOAN LOSSES
      The following is an analysis of the allowance for loan losses for 1999, 1998 and 1997:

                                                                                                1999         1998         1997
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Balance, January 1                                                                           $     5,510  $     5,308  $     5,306
Provision for loan losses                                                                          1,310          480          269
Loans charged-off                                                                                    435          416          359
Recoveries                                                                                           137          138           92
  Net loans charged-off                                                                              298          278          267
                                                                                             -----------  -----------  -----------
Balance, December 31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $     6,522  $     5,510  $     5,308
                                                                                             ===========  ===========  ===========

      Nonaccrual loans at December 31, 1999, 1998 and 1997, totaled $329,000, $0 and $1,058,000. Interest lost on nonaccrual loans was approximately $26,000, $42,000 and $44,000 for 1999, 1998 and 1997. Loans renegotiated as troubled debt restructuring totaled $1,179,000 and $1,281,000 as of December 31, 1999 and 1998. Interest income of $95,000, $84,000 and $92,000 was recognized in 1999, 1998 and 1997. Had these loans been performing under the original contract terms, an additional $22,000 would have been reflected in interest income during 1999, $47,000 in 1998 and $50,000 in 1997. The Company is not committed to lend additional funds to debtors whose loans have been modified. At December 31, 1999, the Company had one loan meeting the definition of impaired totaling $246,000, which was included in the total of nonaccrual loans. At December 31, 1998 and 1997, the Company had no loans meeting the definition of impaired. One loan was classified as impaired during 1998, but was repaid prior to year-end. Loans past due over 90 days and still acccruing interest were $171,000 and $227,000 at year end 1999 and 1998.

NOTE 5 - SECONDARY MORTGAGE MARKET ACTIVITIES
     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were $147,932,000 and $106,392,000 at December 31, 1999 and 1998, respectively. Net loan servicing income was $57,000, $11,000 and $98,000 for 1999, 1998 and 1997. Information on mortgage servicing rights follows:

                                                                                                            1999          1998
                                                                                                         -----------   -----------
                                                                                                              (in thousands)
Beginning of year                                                                                        $     1,008   $       425
Originations                                                                                                     716           754
Amortization                                                                                                    (265)         (171)
                                                                                                          -----------  -----------
  End of year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     1,459   $     1,008
                                                                                                         ============  ===========

     At year end 1999 and 1998, there was no valuation allowance required

NOTE 6 - LAND, PREMISES AND EQUIPMENT, NET
      Land, premises and equipment and related accumulated depreciation were as follows at December 31:

                                                                                                             1999         1998
                                                                                                          -----------  -----------
                                                                                                               (in thousands)
Land                                                                                                      $     6,717  $     6,274
Premises                                                                                                       19,639       18,269
Equipment                                                                                                      14,551       13,059
                                                                                                          -----------  -----------
  Total cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       40,907       37,602
Less accumulated depreciation                                                                                  13,099       11,232
                                                                                                          -----------  -----------
  Land, premises and equipment, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    27,808  $    26,370
                                                                                                          ===========  ===========

------------------------------------------------------------------------------
NOTE 7 - DEPOSITS
      The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $125,919,000 and $153,991,000 at December 31,
1999 and 1998.

      At December 31, 1999, the scheduled maturities of time deposits were as follows:

                                                                      Amount
                                                                   -----------
                                                                 (in thousands)
Maturing in 2000                                                   $   414,773
Maturing in 2001                                                        61,477
Maturing in 2002                                                        11,922
Maturing in 2003                                                         5,623
Maturing in 2004                                                         3,069
Thereafter                                                               1,656
                                                                   -----------
  Total time deposits . . . . . . . . . . . . . . . . . . . . . .  $   498,520
                                                                   ===========

NOTE 8 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
      Securities sold under agreements to repurchase (repo accounts) represent collateralized borrowings with customers located primarily within the Company's trade area. Repo accounts are not covered by federal deposit insurance and are secured by securities owned. Information on these liabilities and the related collateral for 1999 and 1998 is as follows:

                                                                                                             1999         1998
                                                                                                          -----------  -----------
                                                                                                               (in thousands)
Average balance during the year                                                                           $   120,950  $    84,157
Average interest rate during the year                                                                            4.76%        5.19%
Maximum month-end balance during the year                                                                 $   143,353  $   110,163
Securities underlying the agreements at year-end
  Amortized cost                                                                                          $   123,388  $   112,301
  Fair value                                                                                              $   121,494  $   113,078


                                                                                                 Collateral Value
                                                                                --------------------------------------------------
                                                                                     U.S. Treasury            Mortgage-backed
                                                                    Weighted          Securities                 Securities
                                                                     Average    ------------------------  ------------------------
                                                      Repurchase    Interest     Amortized      Fair       Amortized      Fair
 Term                                                 Liability       Rate         Cost         Value        Cost         Value
----------------------------------------------------  -----------  -----------  -----------  -----------  -----------  -----------
                                                    (in thousands)                                (in thousands)
On demand                                             $    94,440        4.48%  $         0  $         0  $    95,883  $    94,277
1 to 30 days                                                2,942        5.21           845          840        2,129        2,107
31 to 90 days                                               4,300        5.24         1,845        1,845        2,554        2,554
Over 90 days                                               19,692        5.86         2,605        2,530       17,527       17,341
                                                      -----------  -----------  -----------  -----------  -----------  -----------
   Total . . . . . . . . . . . . . . . . . . . . . .  $   121,374        4.75%  $     5,295  $     5,215  $   118,093  $   116,279
                                                      ===========  ===========  ===========  ===========  ===========  ===========

      The Company retains the right to substitute similar type securities, and has the right to withdraw all collateral applicable to repo accounts whenever the collateral values are in excess of the related repurchase liabilities. At December 31, 1999, there were no material amounts of securities at risk with any one customer. The Company maintains control of these securities through the use of third-party safekeeping arrangements.

NOTE 9 - LONG -TERM BORROWINGS
       Long-term borrowings at December 31 consisted of:

                                                                                                             1999         1998
                                                                                                          -----------  -----------
                                                                                                               (in thousands)
Federal Home Loan Bank of Indianapolis Notes, Variable Rate, Due April 27, 1999                           $         0  $    10,000
Federal Home Loan Bank of Indianapolis Notes, Variable Rate, Due April 28, 2000                                 5,000            0
Federal Home Loan Bank of Indianapolis Notes, 5.25%, Due December 28, 2001                                     10,000       10,000
Federal Home Loan Bank of Indianapolis Notes, 6.15%, Due June 24, 2003                                          1,300        1,300
Federal Home Loan Bank of Indianapolis Notes, 6.15%, Due January 15, 2018                                          49           50
Capital Leases                                                                                                    124           36
                                                                                                          -----------  -----------
  Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    16,473  $    21,386
                                                                                                          ===========  ===========

      All notes require monthly interest payments and were secured by residential real estate loans and securities with a carrying value of $83,517,000 at December 31, 1999. At December 31, 1999, the Company owned $3,567,500 of Federal Home Loan Bank (FHLB) stock, which also secures debts to the FHLB. The capital leases had original terms of approximately three years and require monthly payments.

------------------------------------------------------------------------------
NOTE 9 - LONG TERM BORROWINGS (continued)
      In addition to the long-term borrowings, the Company has $45 million in variable rate notes and $10 million in fixed rate notes with the FHLB. These notes mature at various times between January 31, 2000 and June 20, 2000. These notes are classified as short-term borrowings in the financial statements. The Company is authorized to borrow up to $100 million from the FHLB.

NOTE 10 - GUARANTEED PREFERRED BENEFICIAL INTERESTS
      In September 1997, Lakeland Capital Trust (Lakeland Trust) completed a public offering of 2 million shares of cumulative trust preferred securities (Preferred Securities) with a liquidation preference of $10 per security. The proceeds of the offering were loaned to the Company in exchange for subordinated debentures with terms similar to the Preferred Securities. The sole assets of Lakeland Trust are the subordinated debentures of the Company and payments thereunder. The subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of Lakeland Trust under the Preferred Securities. Distributions on the securities are payable quarterly at the annual rate of 9% of the liquidation preference and are included in interest expense in the consolidated financial statements. These securities are considered as Tier I capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 1999, the outstanding principal balance of the subordinated debentures was $20,619,000. The principal balance of the subordinated debentures less the unamortized issuance costs constitute the guaranteed preferred beneficial interests in the Company's subordinated debentures in the financial statements.

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

NOTE 11 - EMPLOYEE BENEFIT PLANS
      Information as to the Company's pension plan at December 31 is as follows:

                                                                                                             1999         1998
                                                                                                          -----------  -----------
                                                                                                               (in thousands)
Change in benefit obligation:
  Beginning benefit obligation                                                                            $     2,408  $     1,949
  Service cost                                                                                                    284          177
  Interest cost                                                                                                   171          149
  Actuarial gain                                                                                                  (93)         276
  Benefits paid                                                                                                  (131)        (143)
                                                                                                          -----------  -----------
  Ending benefit obligation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,639        2,408

Change in plan  assets  (primarily  money  market  funds and  equity and fixed income investments), at fair value:
   Beginning plan assets                                                                                        1,964        1,640
   Actual return                                                                                                  408          (68)
   Employer contribution                                                                                          228          535
   Benefits paid                                                                                                 (131)        (143)
                                                                                                          -----------  -----------
   Ending plan assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,469        1,964

Funded status                                                                                                    (170)        (444)
Unrecognized net actuarial loss                                                                                   133          466
Unrecognized prior service cost                                                                                   (22)         (24)
                                                                                                          -----------  -----------
Accrued benefit cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $       (59) $        (2)
                                                                                                          ===========  ===========

------------------------------------------------------------------------------
NOTE 11 - EMPLOYEE BENEFIT PLANS  (continued)
      Net pension expense includes the following:

                                                                                                1999         1998         1997
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Service cost                                                                                 $       284  $       190  $       178
Interest cost                                                                                        171          144          120
Expected return on plan assets                                                                      (192)        (133)        (306)
Recognized net actuarial (gain) loss                                                                  23            2          197
                                                                                             -----------  -----------  -----------
  Net pension expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $       286  $       203  $       189
                                                                                             ===========  ===========  ===========

The following assumptions were used in calculating the net pension expense:

Weighted average discount rate                                                                      7.50%        6.75%        7.25%
Rate of increase in future compensation                                                             4.50%        4.50%        4.50%
Expected long-term rate of return                                                                  10.00%        8.00%        8.00%

      The Company maintains a 401(k) profit sharing plan for all employees meeting age and service requirements. The Company contributions are based upon the rate of return on January 1 stockholders' equity. The expense recognized was $344,000, $401,000 and $393,000 in 1999, 1998 and 1997.

NOTE 12 - OTHER EXPENSE
      Other expense for the years ended December 31, was as follows:

                                                                                                1999         1998         1997
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Data processing fees and supplies                                                            $     2,036  $     1,605  $     1,151
Corporate and business development                                                                   861          750          687
Advertising                                                                                          436          422          347
Office supplies                                                                                      687          488          633
Telephone and postage                                                                              1,375        1,377          833
Regulatory fees and FDIC insurance                                                                   160          138          122
Amortization of intangible assets                                                                    957          942           26
Miscellaneous                                                                                      2,803        2,622        2,154
                                                                                             -----------  -----------  -----------
  Total other expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     9,315  $     8,344  $     5,953
                                                                                             ===========  ===========  ===========

NOTE 13 - INCOME TAXES
      Income tax expense consisted of the following:

                                                                                                1999         1998         1997
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Current federal                                                                              $     2,998  $     2,829  $     2,881
Deferred federal                                                                                     120           54          100
Current state                                                                                        933          982          906
Deferred state                                                                                        34           61           33
                                                                                             -----------  -----------  -----------
  Total income tax expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     4,085  $     3,926  $     3,920
                                                                                             ===========  ===========  ===========

      Income tax expense (credit) included $531,000, $498,000 and $(8,000) applicable to security transactions for 1999, 1998 and 1997. The differences between financial statement tax expense and amounts computed by applying the statutory federal income tax rate of 34% for all three years to income before income taxes were as follows:

                                                                                                1999         1998         1997
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Income taxes at statutory federal rate                                                       $     4,217  $     4,017  $     3,896
Increase (decrease) in taxes resulting from:
  Tax exempt income                                                                                 (884)        (839)        (554)
  Nondeductible expense                                                                              198          192          135
  State income tax, net of federal tax effect                                                        638          688          661
  Net operating loss, Gateway                                                                        (29)         (29)         (29)
  Tax credits                                                                                        (48)         (33)         (23)
  Other                                                                                               (7)         (70)        (166)
                                                                                             -----------  -----------  -----------
    Total income tax expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     4,085  $     3,926  $     3,920
                                                                                             ===========  ===========  ===========

------------------------------------------------------------------------------
NOTE 13 - INCOME TAXES (continued)
      The net deferred tax asset recorded in the consolidated balance sheets at December 31 consisted of the following:

                                                                                          1999                      1998
                                                                                ------------------------  ------------------------
                                                                                  Federal        State      Federal        State
                                                                                -----------  -----------  -----------  -----------
Deferred tax assets                                                                                (in thousands)
  Bad debts                                                                     $     2,153  $       538  $     1,809  $       452
  Pension and deferred compensation liability                                           535          134          460          115
  Net operating loss carryforward                                                       288            0          317            0
  Other                                                                                 190           48          161           41
                                                                                -----------  -----------  -----------  -----------
                                                                                      3,166          720        2,747          608

Deferred tax liabilities
  Accretion                                                                              24            6          103           26
  Depreciation                                                                          467          117          372           93
  Mortgage servicing rights                                                             496          124          343           86
  State taxes                                                                            96            0          107            0
  Leases                                                                                301           75          165           41
  Deferred loan fees                                                                    465          116          186           46
  Other                                                                                   0            0            0            0
                                                                                -----------  -----------  -----------  -----------
                                                                                      1,849          438        1,276          292
Valuation allowance                                                                     138            0          172            0
                                                                                -----------  -----------  -----------  -----------
Net deferred tax asset . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     1,179  $       282  $     1,299  $       316
                                                                                ===========  ===========  ===========  ===========

      In addition to the net deferred tax assets included above, the deferred income tax asset (liability) allocated to the unrealized net gain (loss) on securities available for sale included in equity was $3,147,000 and $(1,212,000) for 1999 and 1998.

NOTE 14 - ACQUISITIONS
      On February 20, 1998, the Company acquired the Peru, Indiana and Greentown, Indiana offices of National City Bank. These acquisitions were accounted for using the purchase method of accounting. The results of the operations of the acquired offices are included in the income statement of the Company beginning as of the purchase date.

      The branch acquisitions were not considered to be acquisitions of a business since, among other things, approximately 87% of the $34,335,000 in assets received were in the form of cash and only a relatively small portion of the assets were in the form of loans. The future earnings from the assets acquired will be primarily dependent on the effective use of the cash and, thus, historical operating results of the branches acquired would not be indicative of future results. Accordingly, only summary information regarding the effect of the acquisition on the balance sheet is presented:

Assets                                                           (in thousands)
                                                                   -----------
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

      The branch acquisitions were not considered to be acquisitions of a business since, among other things, approximately 62% of the $95,235,000 in assets received were in the form of cash and only a relatively small portion of the assets were in the form of loans. The future earnings from the assets acquired will be primarily dependent on the effective use of the cash and, thus, historical operating results of the branches acquired would not be indicative of future results. Accordingly, only summary information regarding the effect of the acquisitions on the balance sheet is presented:

Assets                                                           (in thousands)
                                                                   -----------
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

------------------------------------------------------------------------------
NOTE 15 - RELATED PARTY TRANSACTIONS
      Loans to principal officers, directors, and their affiliates in 1999 were as follows:

                                                                 (in thousands)
                                                                   -----------
Beginning balance                                                  $    21,004
New loans and advances                                                 112,516
Effect of changes in related parties                                        11
Repayments                                                            (108,813)
Ending balance . . . . . . . . . . . . . . . . . . . . . . . . .   $    24,718
                                                                   ===========

      Deposits from principal officers, directors, and their affiliates at year-end 1999 and 1998 were $7,422,000 and $9,579,000.

NOTE 16 - STOCK OPTIONS
      A stock option plan was approved by shareholders at their annual meeting in April,1998. The exercise price for the options is the market price at the date the options are granted. The maximum option term is ten years and the options vest over 3 to 5 years. A summary of the activity in the plan follows:

                                                                                          1999                      1998
                                                                                ------------------------  ------------------------
                                                                                              Weighted-                 Weighted-
                                                                                               Average                   Average
                                                                                              Exercise                  Exercise
                                                                                  Shares        Price       Shares        Price
                                                                                -----------  -----------  -----------  -----------

Outstanding at beginning of the year                                                188,935  $     24.60            0  $      0.00
Granted                                                                             113,910        19.33      195,145        24.60
Exercised                                                                                 0         0.00            0         0.00
Forfeited                                                                            12,575        23.49        6,210        24.38
                                                                                -----------  -----------  -----------  -----------
Outstanding at end of the year . . . . . . . . . . . . . . . . . . . . . . . .      290,270  $     22.58      188,935  $     24.60
                                                                                ===========  ===========  ===========  ===========

Options exercisable at end of the year                                                    0  $      0.00          925  $     28.00
Weighted-average fair value of options granted
   during the year                                                                           $      7.46               $      9.80

Options outstanding at year-end 1999 were as follows:

                                                                                       Outstanding               Exercisable
                                                                                ------------------------  ------------------------
                                                                                              Weighted-
                                                                                               Average                  Weighted-
                                                                                              Remaining                  Average
                                                                                             Contractual                Exercise
                                                                                  Number        Life        Number        Price
                                                                                -----------  -----------  -----------  -----------
Range of exercise prices
$14.01 - $16.80                                                                       1,000          9.9            0  $      0.00
$16.81 - $19.60                                                                     110,160          9.1            0  $      0.00
$22.40 - $25.20                                                                     158,760          8.3            0  $      0.00
$25.21 - $28.00                                                                      20,350          8.4            0  $      0.00
                                                                                -----------  -----------  -----------  -----------
Outstanding at year-end . . . . . . . . . . . . . . . . . . . . . . . . . . . .     290,270          8.6            0  $      0.00
                                                                                ===========  ===========  ===========  ===========
Options outstanding at year-end 1998 were as follows:

                                                                                       Outstanding               Exercisable
                                                                                ------------------------  ------------------------
                                                                                              Weighted-
                                                                                               Average                  Weighted-
                                                                                              Remaining                  Average
                                                                                             Contractual                Exercise
                                                                                  Number        Life        Number        Price
                                                                                -----------  -----------  -----------  -----------
Range of exercise prices
$22.40 - $25.20                                                                     167,660          9.3            0  $      0.00
$25.21 - $28.00                                                                      21,275          9.0          925  $     28.00
                                                                                -----------  -----------  -----------  -----------
Outstanding at year-end . . . . . . . . . . . . . . . . . . . . . . . . . . . .     188,935          9.3          925  $     28.00
                                                                                ===========  ===========  ===========  ===========

------------------------------------------------------------------------------
NOTE 16 - STOCK OPTIONS (continued)
      Had compensation cost for stock options been measured using SFAS No. 123, net income and earnings per common share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                                         1999         1998
                                                      -----------  -----------
Net income (in thousands) as reported                 $     8,319  $     7,888
Pro forma net income (in thousands)                   $     7,799  $     7,752

Basic earnings per common share as reported           $      1.43  $      1.36
Pro forma basic earnings per common share             $      1.34  $      1.33
Diluted earnings per common share as reported         $      1.43  $      1.36
Pro forma diluted earnings per common share           $      1.34  $      1.33


The pro forma effects are computed with option pricing models, using the following weighted-average assumptions as of the grant date:

                                                         1999         1998
                                                      -----------  -----------
Risk-free interest rate                                     5.26%        5.53%
Expected option life                                   4.94 years   4.91 years
Expected price volatility                                  44.00%       40.75%
Dividend yield                                              1.47%        1.44%

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

      Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999 and 1998, that the Company and Bank meet all capital adequacy requirements to which they are subject.

      As of December 31, 1999, the most recent notification from the federal regulators categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's or Bank's category.

                                                                                                          Minimum Required To Be
                                                                                  Minimum Required        Well Capitalized Under
                                                                                     For Capital            Prompt Corrective
                                                              Actual              Adequacy Purposes         Action Regulations
                                                     ------------------------  ------------------------  ------------------------
                                                       Amount        Ratio       Amount        Ratio       Amount        Ratio
                                                     -----------  -----------  -----------  -----------  -----------  -----------
As of December 31, 1999                                                             (in thousands)
Total Capital (to Risk Weighted Assets)
  Consolidated                                       $    74,844       10.26%  $    58,330        8.00%  $    72,913       10.00%
  Bank                                               $    73,980       10.01%  $    59,144        8.00%  $    73,298       10.00%
Tier I Capital (to Risk Weighted Assets)
  Consolidated                                       $    67,986        9.32%  $    29,165        4.00%  $    43,748        6.00%
  Bank                                               $    67,458        9.12%  $    29,572        4.00%  $    44,358        6.00%
Tier I Capital (to Average Assets)
  Consolidated                                       $    67,986        6.77%  $    40,167       4.00%   $    50,208        5.00%
  Bank                                               $    67,458        6.72%  $    40,183       4.00%   $    50,228        5.00%

As of December 31, 1998
Total Capital (to Risk Weighted Assets)
  Consolidated                                       $    67,264       10.83%  $    49,703        8.00%  $    62,129       10.00%
  Bank                                               $    66,535       10.71%  $    49,687        8.00%  $    62,109       10.00%
Tier I Capital (to Risk Weighted Assets)
  Consolidated                                       $    59,524        9.58%  $    24,851        4.00%  $    37,277        6.00%
  Bank                                               $    61,025        9.83%  $    24,844        4.00%  $    37,265        6.00%
Tier I Capital (to Average Assets)
  Consolidated                                       $    59,524        6.39%  $    37,286        4.00%  $    46,607        5.00%
  Bank                                               $    61,025        6.55%  $    37,290        4.00%  $    46,612        5.00%

------------------------------------------------------------------------------
NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS
      The following table contains the estimated fair values and the related carrying values of the Company's financial instruments at December 31, 1999 and 1998. Items which are not financial instruments are not included.

                                                                                          1999                      1998
                                                                                ------------------------  ------------------------
                                                                                 Carrying    Estimated     Carrying    Estimated
                                                                                   Value     Fair Value      Value     Fair Value
                                                                                -----------  -----------  -----------  -----------
                                                                                                  (in thousands)
Assets:
  Cash and cash equivalents                                                     $    63,104  $    63,104  $    61,508  $    61,508
  Real estate mortgages held for sale                                                   862          862        3,796        3,796
  Securities available for sale                                                     271,421      271,421      327,658      327,658
  Loans, net                                                                        647,376      638,331      532,986      537,223
  Accrued interest income receivable                                                  5,402        5,402        5,653        5,653
  Mortgage servicing rights                                                           1,459        1,459        1,008        1,008
Liabilities:
  Certificates of deposit                                                          (498,520)    (498,654)    (500,157)    (502,823)
  All other deposits                                                               (249,723)    (249,723)    (239,190)    (239,190)
  Securities sold under agreements to repurchase                                   (121,374)    (122,189)    (110,163)    (111,311)
  Other short-term borrowings                                                       (74,000)     (74,000)     (25,527)     (25,527)
  Long-term debt                                                                    (16,473)     (16,213)     (21,386)     (21,568)
  Guaranteed preferred beneficial interests in Company's subordinated               (19,264)     (18,500)     (19,238)     (22,500)
    debentures
  Accrued interest expenses payable                                                  (3,391)      (3,391)      (3,639)      (3,639)

      For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 1999 and 1998. The estimated fair value for cash, cash equivalents and accrued interest is considered to approximate cost. Real estate mortgages held for sale are based upon the actual contracted price for those loans sold but not yet delivered, or the current FHLMC price for normal delivery of mortgages with similar coupons and maturities at year-end. The estimated fair value for securities and guaranteed preferred beneficial interests in the Company's subordinated debentures are based on quoted market rates for individual securities or for equivalent quality, coupon and maturity securities. The estimated fair value of loans is based on estimates of the rate the Company would charge for similar loans at December 31, 1999 and 1998, applied for the time period until estimated repayment. The estimated fair value of mortgage servicing rights is based upon valuation methodology which considers current market conditions and historical performance of the loans being serviced. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for certificates of deposit and borrowings is based on estimates of the rate the Company would pay on such deposits or borrowings at December 31, 1999 and 1998, applied for the time period until maturity. The estimated fair value of short-term borrowed funds is considered to approximate carrying value. The estimated fair value of other financial instruments and off-balance sheet loan commitments approximate cost and are not considered significant to this presentation.

      While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that, were the Company to have disposed of such items at December 31, 1999 and 1998, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1999 and 1998, should not necessarily be considered to apply at subsequent dates.

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

NOTE 19 - COMMITMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES
      During the normal course of business, the Company becomes a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These financial instruments include commitments to make loans and open-ended revolving lines of credit. Amounts as of December 31, 1999 and 1998, were as follows:

                                                                                         1999                        1998
                                                                                ------------------------  ------------------------
                                                                                   Fixed      Variable       Fixed      Variable
                                                                                   Rate         Rate         Rate         Rate
                                                                                -----------  -----------  -----------  -----------
                                                                                                  (in thousands)
Commercial loan lines of credit                                                 $    30,797  $   179,986  $    16,783  $   124,975
Commercial loan standby letters of credit                                                 0        6,783            0       14,186
Real estate mortgage loans                                                            2,424        1,030        4,473          908
Real estate construction mortgage loans                                                   0        1,762            0        2,237
Credit card open-ended revolving lines                                                6,584            0        5,514            0
Home equity mortgage open-ended revolving lines                                           0       31,521            0       29,178
Consumer loan open-ended revolving lines                                                  0        4,626            0        4,185
                                                                                -----------  -----------  -----------  -----------
   Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    39,805  $   225,708  $    26,770  $   175,669
                                                                                ===========  ===========  ===========  ===========

------------------------------------------------------------------------------
NOTE 19 - COMMITMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (continued) At December 31, 1999 and 1998, the range of interest rates for commercial loan commitments with a fixed rate was 4.92% to 12.50%. The range of interest rates for commercial loan commitments with variable rates was 6.93% to 12.50% and 7.00% to 11.75% at December 31, 1999 and 1998. The index on variable rate commercial loan commitments is principally the Company's base rate.

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

      The Company's exposure to credit losses in the event of nonperformance is represented by the contractual amount of the commitments. Management does not expect any significant losses as a result of these commitments.

NOTE 20 - PARENT COMPANY STATEMENTS
      The Company operates primarily in the banking industry, which accounts for 100 percent of its revenues, operating income, and assets. Presented below are parent only financial statements:

                                                      CONDENSED BALANCE SHEETS
                                                                                                                December 31
                                                                                                          ------------------------
                                                                                                             1999         1998
                                                                                                          -----------  -----------
                                                                                                               (in thousands)
ASSETS
Deposits with Lake City Bank                                                                              $       466  $       113
Investment in subsidiaries                                                                                     73,948       75,045
Other assets                                                                                                    1,705        1,108
                                                                                                          -----------  -----------
  Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    76,119  $    76,266
                                                                                                          ===========  ===========
LIABILITIES
Dividends payable and other liabilities                                                                   $     1,306  $       491
Subordinated debt                                                                                              20,619       20,619

STOCKHOLDERS' EQUITY                                                                                           54,194       55,156
                                                                                                          -----------  -----------
  Total liabilities and stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    76,119  $    76,266
                                                                                                          ===========  ===========

                                                CONDENSED STATEMENTS OF INCOME
                                                                                                    Years Ended December 31
                                                                                             -------------------------------------
                                                                                                1999         1998         1997
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Dividends from Lake City Bank                                                                $     3,928  $     2,182  $       982
Interest on deposits and repurchase agreements, Lake City Bank                                         5            6           24
Equity in undistributed income of subsidiaries                                                     5,547        6,870        7,085
Interest expense on subordinated debt                                                              1,800        1,800          655
Miscellaneous expense                                                                                120          134          242
                                                                                             -----------  -----------  -----------
INCOME BEFORE INCOME TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         7,560        7,124        7,194
  Income tax benefit                                                                                 759          764          346
                                                                                             -----------  -----------  -----------
NET INCOME . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $     8,319  $     7,888  $     7,540
                                                                                             ===========  ===========  ===========

------------------------------------------------------------------------------
NOTE 20 - PARENT COMPANY STATEMENTS (continued)

                                            CONDENSED STATEMENTS OF CASH FLOWS

                                                                                                    Years Ended December 31
                                                                                             -------------------------------------
                                                                                                1999         1998         1997
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Cash flows from operating activities
  Net income                                                                                 $     8,319  $     7,888  $     7,540
  Adjustments to net cash from operating activities
     Equity in undistributed income of subsidiaries                                               (5,547)      (6,870)      (7,085)
     Other changes                                                                                   218         (175)        (770)
                                                                                             -----------  -----------  -----------
        Net cash from operating activities  . . . . . . . . . . . . . . . . . . . . . . . .        2,990          843         (315)
Cash flows from investing activities                                                                   0            0      (17,283)
Cash flows from financing activities                                                              (2,637)      (2,150)      19,003
                                                                                             -----------  -----------  -----------
Net increase (decrease) in cash and cash equivalents  . . . . . . . . . . . . . . . . . . .          353       (1,307)       1,405
Cash and cash equivalents at beginning of the year                                                   113        1,420           15
                                                                                             -----------  -----------  -----------
Cash and cash equivalents at end of the year  . . . . . . . . . . . . . . . . . . . . . . .  $       466  $       113  $     1,420
                                                                                             ===========  ===========  ===========

NOTE 21 - EARNINGS PER SHARE
      Following are the factors used in the earnings per share computations:

                                                                                                1999         1998         1997
                                                                                             -----------  -----------  -----------
Basic earnings per common share
   Net income                                                                                $ 8,319,000  $ 7,888,000  $ 7,540,000

   Weighted-average common shares outstanding                                                  5,813,984    5,813,984    5,813,162

   Basic earnings per common share                                                           $      1.43  $      1.36  $      1.30

Diluted earnings per common share
   Net income                                                                                $ 8,319,000  $ 7,888,000  $ 7,540,000

   Weighted-average common shares outstanding for
     basic earnings per common share                                                           5,813,984    5,813,984    5,813,162

   Add: Dilutive effect of assumed exercises of stock options                                          8            0            0

   Average shares and dilutive potential common shares                                         5,813,992    5,813,984    5,813,162

   Diluted earnings per common share                                                         $      1.43  $      1.36  $      1.30

 Stock options for 290,262 and 188,935 shares of common stock were not considered in computing diluted earnings per common share for 1999 and 1998 because they were antidilutive. The stock option plan was adopted in 1998.

REPORT OF INDEPENDENT AUDITORS
------------------------------------------------------------------------------
Stockholders and Board of Directors
Lakeland Financial Corporation
Warsaw, Indiana

      We have audited the accompanying consolidated balance sheets of Lakeland Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lakeland Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.

                                                Crowe, Chizek and Company  LLP
South Bend, Indiana
January 14, 2000


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
------------------------------------------------------------------------------

      Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations and were prepared in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements; amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

      The Company maintains a system of internal controls designed to provide reasonable assurance that all assets are safeguarded, financial records are reliable for preparing consolidated financial statements and the Company complies with laws and regulations relating to safety and soundness which are designated by the FDIC and other appropriate federal banking agencies. The selection and training of qualified personnel and the establishment and communication of accounting and administrative policies and procedures are elements of this control system. The effectiveness of the internal control system is monitored by a program of internal audit and by independent certified public accountants (independent auditors). Management recognizes that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. Management believes the Company's system provides the appropriate balance between costs of controls and the related benefits.

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

Growth and Expansion

      The Company continued to grow in 1999, adding two new offices and expanding its primary market area. Over the last five years, the Company has added nineteen new offices. The Company now has 44 offices servicing 15 counties across north central Indiana. This growth was evident in the total assets of the Company, which were $1,039,843,000 at December 31, 1999, an increase of 6.2 percent over 1998. The Company opened its first office in Allen County, the second largest market in the state of Indiana. This office was well received and grew steadily during the seven months it was open. The Company will open its second office in Allen County in 2000. Bank consolidation has been very rapid in Allen County, and we expect that customer acceptance of our Company will continue to be positive over the next several years. The Company also added a satellite office to supplement its current location in Winona Lake, Indiana. The Company continues to evaluate other expansion opportunities throughout northern Indiana, with an emphasis on markets that would be receptive to our local, hometown business philosophy.

Liquidity

      Management maintains a liquidity position to ensure funding is available to provide for loan demand and deposit run-off that occurs in the normal course of business. The Company relies on various funding sources in order to meet these demands. Primary sources include increases in deposit accounts and cash flows from loan payments and the securities portfolio. The cash flow from the securities portfolio alone, given current prepayment assumptions, is anticipated to be approximately $43.3 million in 2000.

      In addition to the primary sources of funds, management can draw upon several secondary sources to meet any unusual demands. The Company has $84 million in Federal fund lines with correspondent banks, which can be used to meet immediate needs. The Company has also been authorized to borrow up to $100 million at the Federal Home Loan Bank of Indianapolis. On October 1, 1998, the Company transferred all securities in its held to maturity (HTM) portfolio to its available for sale (AFS) portfolio as permitted by the early adoption of SFAS No. 133. This increases the possible sources the Company may access since these securities may be sold to meet any funding demands. All securities in the AFS portfolio are of high quality and are easily marketable. Approximately 85.9 percent of this portfolio is comprised of U.S. Treasury securities, Federal agency securities or mortgage-backed securities directly or indirectly backed by the Federal government. The Company also sells mortgage loans on the secondary market to reduce interest rate risk and as a source of funding.

      During 1999, cash and cash equivalents increased $1.6 million to $63,104,000 at December 31, 1999. Low interest rates continued to prevail throughout much of 1999 keeping the demand high for residential real estate loans. Proceeds from the sale of loans was $83 million for 1999. Other sources of funds came from sales, calls and maturities of securities of $110 million. The sales of loans and securities also contributed $2.6 million to pre-tax income. The major uses of funds were for the increase in loans, purchases of securities, and purchases of fixed assets. Loans increased approximately $116 million, which was net of approximately $80 million of loans originated and sold during 1999. Purchases of securities were $65 million and purchases of land, premises and equipment were $4 million.

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

Asset/Liability Management (ALCO) and Securities

      The Company's primary market risk exposure is interest rate risk. The Company does not have a material exposure to foreign currency exchange risk, does not own any derivative financial instruments and does not maintain a trading portfolio. The Board of Directors annually reviews and approves the ALCO policy used to manage interest rate risk. This policy sets guidelines for balance sheet structure that protects the Company from excessive net income volatility that could result from changing interest rates. The Company uses a computer program to stress test the balance sheet under a wide variety of interest rate scenarios. This model quantifies the impact on income of such things as: changes in customer preference for products, basis risk between the assets and the funds supporting them and the risk inherent in different yield curves. The ALCO committee reviews these possible outcomes and makes loan, investment and deposit decisions that maintain reasonable balance sheet structure in light of potential interest rate movements. Although management does not consider GAP ratios in its planning, this information can be used in a general fashion to look at asset and liability mismatches. The Company's cumulative GAP ratio at December 31, 1999, for the next 12 months is a negative 30.1 percent of earning assets.

     The following tables provide information about the Company's financial instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the tables present principal cash flows and related weighted-average interest rates by contractual maturities as well as the Company's historical experience of the impact of interest-rate fluctuations on the prepayment of residential and home equity loans and mortgage-backed securities. For core deposits (demand deposits, interest-bearing checking, savings and money market deposits) that have no contractual maturity, the tables present principal cash flows and, as applicable, related weighted-average interest rates based upon the Company's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. Weighted-average variable rates are based upon rates existing at the reporting date.

Management's Discussion and Analysis of Financial Condition and Results of
  Operations (continued)
------------------------------------------------------------------------------

                                                                                   1999
                                                                  Principal/Notional Amount Maturing in:
                                         -----------------------------------------------------------------------------------------
                                                                           (Dollars in thousands)
                                         -----------------------------------------------------------------------------------------
                                                                                                                          Fair
                                                                                                                          Value
                                          Year 1     Year 2     Year 3     Year 4     Year 5    Thereafter    Total      12/31/99
                                         ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Rate sensitive assets:
  Fixed interest rate loans              $  78,484  $  56,049  $  49,134  $  58,882  $  80,464  $   29,188  $  352,201  $  343,652
  Average interest rate                      8.65%      8.69%      8.66%      8.29%      7.97%       7.98%       8.39%
  Variable interest rate loans           $ 264,375  $   1,657  $   1,442  $   1,300  $   1,142  $   32,643  $  302,559  $  302,062
  Average interest rate                      8.93%     10.25%     10.18%     10.26%     10.80%       8.98%       8.96%
  Fixed interest rate securities         $  18,233  $  47,209  $  22,150  $  26,985  $  21,305  $  139,405  $  275,287  $  267,414
  Average interest rate                      6.54%      5.65%      6.42%      6.10%      6.38%       6.11%       6.10%
  Variable interest rate securities      $     209  $     206  $     218  $     231  $     245  $    2,968  $    4,077  $    4,007
  Average interest rate                      6.36%      6.69%      6.69%      6.69%      6.69%       6.98%       6.88%
  Other interest-bearing assets          $   3,783          -          -          -          -           -  $    3,783  $    3,783
  Average interest rate                      5.50%          -          -          -          -           -       5.50%
Rate sensitive liabilities:
  Noninterest bearing checking           $   7,103  $   6,338  $   1,147  $   1,093  $   1,598  $  119,316  $  136,595  $  136,595
  Average interest rate                          -          -          -          -          -           -           -
  Savings & interest bearing checking    $   4,669  $   4,216  $   3,744  $   3,401  $   2,727  $   94,371  $  113,128  $  113,128
  Average interest rate                      1.82%      1.82%      1.82%      1.82%      1.82%       1.67%       1.69%
  Time deposits                          $ 414,773  $  61,477  $  11,922  $   5,623  $   3,069  $    1,656  $  498,520  $  498,654
  Average interest rate                      5.13%      5.71%      5.75%      5.38%      5.46%       5.55%       5.22%
  Fixed interest rate borrowings         $ 129,574  $  20,800  $       -      1,473  $       -  $   19,264  $  171,111  $  170,902
  Average interest rate                      4.60%      5.58%          -      6.15%          -       9.00%       5.23%
  Variable interest rate borrowings      $  60,000          -          -          -          -           -  $   60,000  $   60,000
  Average interest rate                      5.42%          -          -          -          -           -       5.42%



                                                                                   1998
                                                                  Principal/Notional Amount Maturing in:
                                         -----------------------------------------------------------------------------------------
                                                                          (Dollars in thousands)
                                         -----------------------------------------------------------------------------------------
                                                                                                                          Fair
                                                                                                                          Value
                                          Year 1     Year 2     Year 3     Year 4     Year 5    Thereafter    Total      12/31/98
                                         ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Rate sensitive assets:
  Fixed interest rate loans              $ 117,708  $  42,340  $  34,989  $  18,088  $  41,387  $   20,781  $  275,293  $  276,230
  Average interest rate                      8.86%      8.84%      8.70%      8.83%      8.13%       7.83%       8.65%
  Variable interest rate loans           $ 216,002  $   1,861  $   1,762  $   1,615  $   1,565  $   40,398  $  263,203  $  260,993
  Average interest rate                      9.67%      7.76%      7.83%      8.02%      8.06%       7.47%       9.28%
  Fixed interest rate securities         $  69,716  $  57,082  $  67,696  $  27,003  $  15,946  $   81,943  $  319,386  $  322,446
  Average interest rate                      6.52%      6.54%      5.88%      6.43%      6.46%       5.65%       6.14%
  Variable interest rate securities      $   1,658  $   1,122  $     777  $     535  $     368  $      752  $    5,212  $    5,212
  Average interest rate                      6.44%      6.43%      6.44%      6.45%      6.46%       6.52%       6.45%
  Other interest-bearing assets          $  15,575          -          -          -          -           -  $   15,575  $   15,575
  Average interest rate                      4.75%          -          -          -          -           -       4.75%
Rate sensitive liabilities:
  Noninterest bearing checking           $   6,143  $   5,492  $     994  $     947  $   1,385  $  103,400  $  118,361  $  118,361
  Average interest rate                          -          -          -          -          -           -           -
  Savings & interest bearing checking    $  16,183  $  14,618  $  12,931  $  11,749  $   9,432  $   55,916  $  120,829  $  120,829
  Average interest rate                      1.54%      1.54%      1.54%      1.54%      1.54%       1.70%       1.61%
  Time deposits                          $ 425,808  $  47,775  $  13,619  $   7,029  $   4,292  $    1,634  $  500,157  $  502,823
  Average interest rate                      5.09%      5.63%      5.68%      6.16%      5.48%       5.94%       5.18%
  Fixed interest rate borrowings         $ 101,139  $  10,550  $  10,090          -  $   1,297  $   19,238  $  142,314  $  146,906
  Average interest rate                      4.67%      5.90%      5.25%          -      6.15%       9.00%       5.40%
  Variable interest rate borrowings      $  34,000          -          -          -          -           -  $   34,000  $   34,000
  Average interest rate                      4.96%          -          -          -          -           -       4.96%

      Comparison of these tables illustrates the growth the Company experienced during 1999. Increases in fixed rate loans, variable loans, fixed rate borrowings and variable rate borrowings reflect the growth of the Company's existing offices. The increase in loans for 1999 was in commercial and consumer loans. Significant increases were seen in excess cash investments and fed fund purchases, which are fixed rate, and in short-term variable rate borrowings from the Federal Home Loan Bank. These increases in funding sources were used to finance the increase in the loan portfolio.

      During 1999, LCB Investments Limited was formed to manage part of the Company's investment portfolio. LCB Investments Limited, located in Bermuda, is a subsidiary of Lake City Bank and is included in the consolidation of the Company's financial statements.

Management's Discussion and Analysis of Financial Condition and Results of
  Operations (continued)
------------------------------------------------------------------------------
      The Company's investment portfolios consist of U.S. Treasuries, agencies, mortgage-backed securities, municipal bonds and corporates. During 1999, purchases primarily consisted of U.S. Treasuries, mortgage-backed securities and municipal bonds. At December 31, 1999, the Company's investment in mortgage-backed securities comprised approximately 70 percent of total securities and consisted of CMOs and mortgage pools issued by GNMA, FNMA and FHLMC. As such, these securities are backed directly or indirectly by the Federal government. All mortgage securities purchased are within risk tolerances for price, prepayment, extension and original life risk characteristics contained in the Company's investment policy. The Company uses Bloomberg analytics to evaluate and monitor all purchases. At December 31, 1999, the mortgage securities in the AFS portfolio had a three and two-thirds year average life, with approximately 11 percent price depreciation should rates move up 300 basis points and approximately 8 percent price appreciation should rates move down 300 basis points. As of December 31, 1999, all mortgage securities were performing in a manner consistent with management's original expectations.

Capital Management

      The Company believes that a strong, but aggressively managed, capital position is vital to long-term earnings and expansion. Currently the Company maintains capital levels in excess of "well-capitalized" levels as defined by the FDIC. Bank regulatory agencies exclude the market value adjustment created by SFAS No. 115 (AFS adjustment) from capital adequacy calculations. Therefore, excluding this adjustment from the calculation, the Company had Tier I leverage capital, Tier I risk based capital and Tier II risk based capital ratios of 6.8 percent, 9.3 percent and 10.3 percent at December 31, 1999. All three ratios met or exceeded the "well-capitalized" minimums of 5.0 percent, 6.0 percent and 10.0 percent, respectively.

      The ability to maintain these ratios at these levels is a function of net income growth and a prudent dividend policy. Total stockholders' equity decreased by 1.7 percent, to $54,194,000 as of December 31, 1999, from $55,156,000 as of December 31, 1998. The 1999 decrease resulted from the retention of net income of $8,319,000, minus cash dividends declared of $2,549,000, less the change in the AFS adjustment of $6,645,000, net of tax, less $87,000 for the purchase of treasury stock. The AFS adjustment reflects a 350 basis point increase in two to five year U. S. Treasury rates during 1999. Since the securities portfolio is primarily fixed rate, a negative equity adjustment should occur whenever interest rates increase. Management has factored this into the determination of the size of the AFS portfolio, to assure that stockholders' equity is adequate under various scenarios. The 1998 growth of $6,900,000 resulted from the retention of net income of $7,888,000, minus cash dividends declared of $2,002,000, plus the AFS adjustment of $1,163,000, net of tax, less $149,000 for the purchase of treasury stock. This 1998 AFS adjustment reflected a 114 basis point decrease in two to five year
U. S. Treasury rates during 1998. Included in the change in the AFS adjustment was an increase of $2,495,000 from securities transferred to AFS on October 1, 1998 as permitted by the early adoption of SFAS No. 133. None of the securities transferred to AFS were sold during the fourth quarter of 1998.

      Management is not aware of any known trends, events or uncertainties that would have a material effect on the Company's liquidity, capital and results of operations. Nor is management aware of any regulatory recommendations that, if implemented, would have such an effect.

Allowance for Credit Risk

      At December 31, 1999,  the allowance  for loan losses was  $6,522,000 or
1.00 percent of total loans outstanding, compared with $5,510,000 or 1.02 percent of total loans outstanding at December 31, 1998. The process of identifying credit losses that may occur based upon current circumstances is subjective. Therefore, the Company maintains a general allowance to cover all credit losses within the entire portfolio. The methodology management uses to determine the adequacy of the loan loss reserve includes the following:

      1. Management reviews the larger individual loans (primarily in the commercial loan portfolio) for unfavorable collectibility factors (including impairment) and assesses the requirement for specific reserves on such credits. For those loans not subject to specific reviews, management reviews previous loan loss experience to establish historical ratios and trends in charge-offs by loan category. The ratios of net charge-offs to particular types of loans enables management to establish probable losses by loan category and thereby establish appropriate reserves for loans not specifically reviewed.

      2. Management reviews the current and anticipated economic conditions of its lending market to determine the effects by loan category, in addition to the effects on the loan portfolio as a whole.

      3. Management reviews delinquent loan reports to determine risk of loss. High delinquencies are generally indicative of an increase in loan losses.

      As a result of the methodology in determining the adequacy of the allowance for loan losses, the provision for loan losses was $1,310,000 in 1999 as compared to $480,000 in 1998. The increased provision for loan losses was primarily related to the growth in the loan portfolio, particularly the commercial and consumer portfolios. The past due accruing loans (90 days or more) and nonaccrual loans continued to be at low levels throughout 1999. At December 31, 1999, loans past due 90 days or more and still accruing were $171,000 and nonaccrual loans were $329,000, which included one impaired loan of $246,000. These trends in non-performing loans reflect both general economic conditions that have promoted growth and expansion in the Company's market area, and a credit risk management strategy that promotes diversification.

      The continued low levels of nonperforming loans and net charge-offs have permitted the Company to provide modest amounts for the provision for loan losses in recent years. Due to the increase in the loan portfolio, it was necessary to provide a larger provision in 1999 compared to 1998 and 1997. The total provision for loan losses and the total net charge-offs for the two years prior to 1999 combined were $749,000 and $545,000. The total provision for loan losses and the total net charge-offs for 1999 were $1,310,000 and $298,000.

     The Company has experienced growth in total loans over the last three years of $195 million, or about 42.6 percent, and the concentration of this loan growth was in the commercial loan portfolio. Commercial loans comprised
57.4 percent, 56.0 percent and 51.7 percent of the total loan portfolio at December 31, 1999, 1998 and 1997. With this type of loan growth, management believes that it is prudent to continue to provide for loan losses at the current levels.

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

Management's Discussion and Analysis of Financial Condition and Results of
  Operations (continued)
------------------------------------------------------------------------------
RESULTS OF OPERATIONS

1999 vs 1998

      The Company reached a milestone in 1999, as total assets exceeded $1 billion for the first time, totaling $1,039,843,000 at December 31, 1999. This was an increase of $60,934,000 or 6.2 percent over December 31, 1998. The lending areas had a terrific year, as total loans increased 21.4 percent to $653,898,000 at December 31, 1999. Total securities decreased 17.2 percent to 271,421,000 at December 31, 1999. This change in the asset mix was a result of management's work to more profitably employ the funding received from the branch acquisitions late in 1997 and early in 1998 that was originally invested into securities until it could be used to fund loan growth. The Company also employed a more aggressive funding strategy in 1999. Emphasis was placed on growth in relationship type accounts. Therefore, while total deposits were up a modest one percent, growth in checking accounts and the Investor Weekly product were 15.4 and 25.4 percent, respectively. We also emphasized the sale of cash management accounts during the year, which resulted in a 40.2 percent increase in overnight repurchase agreements. This growth, combined with a greater use of short-term FHLB borrowings, resulted in an increase in short-term borrowings of 44.0 percent, to $195,374,000 at December 31, 1999.

      The Company also had another record year of earnings with net income at $8,319,000 for 1999. This was an increase of $431,000 or 5.5 percent over 1998. Interest income in 1999 was $69,395,000, an increase of $5,728,000 or
9.0 percent over 1998. This was a result of the success the Company had during 1999 in moving many of the securities purchased with the funds from the acquisitions of late 1997 and early 1998 to higher yielding loans. The loan to deposit ratio increased from 72.8 percent at December 31, 1998 to 87.4 percent at year-end 1999. Interest and fees on loans increased $7,365,000 or 16.6 percent while interest and dividends on securities decreased $1,393,000 or 7.4 percent. Total interest expense was $37,093,000 for 1999, an increase of $1,002,000 or 2.8 percent over 1998. An emphasis on controlling the Company's funding costs during the year contributed to this modest increase. The net result of the above factors was net interest income of $32,302,000 for 1999, a
17.1 percent increase over 1998. The impact to the interest margin was an increase of 12 basis points to 3.7 percent when comparing 1999 to 1998. The Company plans to continue growing the loan portfolio, as well as continuing the relationship funding strategy implemented during 1999. The prime rate was on the rise during the second half of 1999, increasing 75 basis points by the end of the year, but most of the increase, 50 basis points, occurred in the last two months of the year. The effect of this increase was not significant.

      As the Company continued to emphasize loan growth, asset quality remained a top priority throughout 1999. Nonaccrual loans were $329,000 at year-end, or .05 percent of total loans. This included one loan totaling $246,000, which was recognized as impaired in 1999. Net charge-offs were $298,000 or .05 percent of average daily loans. Although asset quality remained high, the growth in the loan portfolio made it necessary to recognize provision for loan loss expense of $1,310,000. The allowance for loan losses at December 31, 1999 was $6,522,000, which represented 1.00 percent of the loan portfolio. The Company's management continues to monitor the adequacy of the provision based on loan levels, asset quality and the economic outlook among other factors.

      Noninterest income was good in 1999, however slowing mortgage loan demand reduced the contribution from this area as compared to 1998. Noninterest income for 1999 was $11,953,000, an increase of $744,000 or 6.6 percent over 1998. Deposit fees increased $317,000 or 7.9 percent, with other major increases in brokerage income, which was up $159,000 or 37.7 percent, insurance and credit card fees. Mortgage originations decreased 3.6 percent comparing year end 1998 to year end 1999. The gains on sale of mortgage loans were therefore down 11.2 percent due to rising rates and lower refinance activity. Security gains for 1999 increased 6.6 percent over 1998.

      Noninterest expense for 1999 was $30,541,000, an increase of $4,050,000 or 15.3 percent over 1998. Salaries and employee benefits increased $1,835,000 or 13.0 percent reflecting normal salary increases, additions to staff and increased health care costs. Occupancy and equipment expenses increased $1,244,000 or 30.6 percent. This reflected the investments in equipment and technology as part of our commitment to provide our customers with the highest degree of customer service and to prepare the Company for the year 2000. Other expense increased $971,000 or 11.6 percent with the largest increase seen in data processing fees, up $431,000 or 26.9 percent. This reflected both a change in our trust accounting system and year 2000 preparations.

      As a result of all those factors, income before income tax expense increased $590,000 or 5.0 percent, to $12,404,000 for 1999, as compared to $11,814,000 for 1998. Income tax expense was $4,085,000 for 1999 and
$3,926,000 for 1998. Income tax as a percent of income before tax was 32.9 percent for 1999 and 33.2 percent for 1998. Net income increased $431,000 or
5.5 percent, to $8,319,000 for 1999, as compared to $7,888,000 for 1998. Basic earnings per share for 1999 was $1.43, as compared to $1.36 for 1998. Net income of $8,319,000 represented a 15.6 percent return on January 1, 1999, stockholders' equity (excluding the equity adjustment related to SFAS No.
115), and a .84 percent return on average daily assets.

1998 vs 1997

      In 1998, the Company reported earnings of $7,888,000. This was approximately a five percent increase over 1997, and represented the eleventh consecutive year of record earnings. In 1998, total interest income was $63,667,000, an increase of $10,968,000 or 20.8 percent from 1997. Interest income was principally effected by the growth in assets, the composition of assets, the degree of competition and current interest rates. In 1998, both asset growth of 22.9 percent and loan growth of 17.4 percent contributed positively to interest income. The composition of the Company's assets was a major challenge in 1998. In the fourth quarter of 1997 and at the beginning of 1998, the Company had acquired approximately $129.5 million of funding through branch acquisitions in order to meet the future lending needs of current and future customers. These funds were temporarily invested in securities until they were used to fund loan growth. While loan growth was strong in 1998, resulting in a steady improvement in the loan-to-deposit ratio during the year, the Company was still aggressively pursuing good quality commercial and consumer loans to better utilize these funds. On a less positive note, fierce competition, and a 75 basis point decrease in the prime lending rate, reduced the yield on the loan portfolio by 23 basis points in 1998 versus 1997. With respect to the securities portfolio, a 114 basis point reduction in two-to-five year treasury rates and a flattening of the yield curve, resulted in higher prepayment rates on mortgage related securities, and lower reinvestment rates. The combined impact of this was a 17 basis point reduction in the securities yield. All of these factors resulted in a 31 basis point reduction in the overall yield on earning assets. Total interest expense was $36,091,000 in 1998, an increase of $8,031,000 or 28.6 percent over 1997. The increase was primarily the result of internal growth and deposits acquired in branch acquisitions. The impact of low rates and a flat yield curve were most pronounced on the Company's funding costs. During much of the year, customers shortened their investment horizon. The Company experienced substantial growth in short-term deposits and purchased funds. This type of activity typically reduces average funding costs, since these funds are priced to what is generally the lower end of the yield curve. However, with a flat yield curve, these funds are as costly as long-term funds. This combination resulted in only a three basis point reduction in funding costs. The net impact of these interest income and interest expense trends resulted in net interest income of $27,576,000, an increase of $2,937,000 or 11.9 percent. While margin deterioration is an industry wide phenomenon, economic factors in 1998 accelerated this trend.

      Asset quality continued to be very strong. The Company concluded the year absent any nonaccrual or impaired loans. Delinquency rates continued to be very low, and net charge-offs for the year were $278,000 or .06 percent of average daily loans. These quality trends resulted in only a modest amount of expense to be prudently recognized as a provision for loan losses. This
$480,000 expense, less 1998 net charge-offs, resulted in a $5,510,000 allowance for loan losses at year-end. This represented 1.02 percent of the loan portfolio. As 1999 began, loan growth continued to be very strong, and loan growth is one of many factors that are reviewed when determining the amount of loan loss provision expense that should be recognized.

Management's Discussion and Analysis of Financial Condition and Results of
  Operations (continued)
------------------------------------------------------------------------------
      Noninterest income was a primary focus of management during 1998. As the interest margin continued to decline, it became important to search for new types of revenue. In 1998, noninterest income totaled $11,209,000. This was a $3,705,000 or 49.4 percent increase over 1997. The Company experienced an 18.8 percent increase in deposit fees. This increase was primarily related to the growth in deposits of $126 million in 1998. Higher deposit service fees were directly related to the growth of transaction accounts. Other exceptional contributors included insurance income and brokerage income. Another major contributor was the gains on the sale of mortgages. For the last five years, the Company has been selling fixed rate mortgages into the secondary market. These sales allow the Company to meet the fixed rate mortgage needs of the many small communities served, while not exposing the Company to unacceptable rate risk. In 1998, thirty-year mortgage rates declined to historically low levels, which increased the volume in the mortgage area tremendously. The result was a gain on mortgages sold of $1,467,000, an increase of $922,000 or
169.2 percent over 1997. The Company also sold securities, realizing a $1,256,000 gain on these sales. The declining rate environment allowed the Company to recognize these gains while better positioning the portfolio for future liquidity needs.

      A major challenge during 1998 was the completion of a two-year, $4.5 million investment in technology. As the Company nearly doubled in size from $497 million in 1994, to $979 million in 1998, investments needed to be made to provide superior local service to our customers in 14 counties. These investments included new teller and sales systems, new image capture software and hardware, a data warehouse system and a new telephone system utilizing voice over data frame relay. These improvements positioned the Company for future growth, and allowed any bank location to provide customers with the type of service and information that they expect from their hometown bank. The cost of these improvements, and the thirty percent increase in the branch network in 1998, resulted in a 29.5 percent increase in occupancy and equipment costs in 1998. The Company also experienced a 24.4 percent increase in salaries and benefits related to the growth in offices. Also, $942,000 of expense was added to the growth in other expenses due to the amortization of the intangible assets relating to the branch purchases in late 1997 and early 1998.

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

YEAR 2000

      The Company had a successful year 2000 rollover. At this point, the Company has not experienced any Year 2000 issues as a result of the rollover, and is not aware of any customers that have experienced any material Year 2000 issues. This success can be attributed to the two years of planning and preparation for the year 2000. Part of the preparation was evaluating, upgrading and/or replacing all hardware, software, and electrical and mechanical equipment that was not year 2000 compliant. Through this evaluation process, systems that were identified as not Year 2000 ready were either upgraded or retired. The Company upgraded 19 systems and retired 23 systems based on the results of the evaluation process. As part of the preparation the Company contacted all vendors, corporate depositors, and all large corporate lending customers to access their Year 2000 efforts. While the rollover went smoothly, year 2000 monitoring will continue for much of the year to assure that all Year 2000 issues have been addressed.


LAKE CITY BANK OFFICERS
----------------------------------------------------------------------------------------------------------------------------------
Michael L. Kubacki                 President                            Operations
Robert C. Condon                   Executive Vice President             Frank A. Soltis                Senior Vice President
D. Jean Northenor                  Executive Vice President             Vicki D. Martin                Vice President
Charles D. Smith                   Executive Vice President             Angela K. Ritchey              Vice President
Walter L. Weldy                    Executive Vice President             Lisa M. Bicknese               Assistant Vice President
Terry M. White                     Executive Vice President             Jean A. Ciriello               Assistant Vice President
                                                                        Kirk B. Davis                  Assistant Vice President
Audit                                                                   Joanie L. Foreman              Assistant Vice President
Betty L. McHenry                   Senior Vice President                Lisa A. Fulton                 Assistant Vice President
                                   and Auditor                          Ruth A. Hutcherson             Assistant Vice President
Kevin A. Linehan                   Vice President                       Linda A. Owens                 Assistant Vice President
Michelle R. Halter                 Assistant Vice President             Lorretta J. Burnworth          Operations Officer
Teah D. O'Dell                     Assistant Auditor                    Janice J. Cox                  Operations Officer
                                                                        William L. Hilliard            Operations Officer
Commercial Services                                                     Scot A. Karbach                Operations Officer
Kelly K. Ayers                     Vice President                       Jan R. Martin                  Operations Officer
David A. Bickel                    Vice President                       Linda L. Swoverland            Operations Officer
James R. Cowan                     Vice President
Drew D. Dunlavy                    Vice President                       Retail Services
Michael E. Gavin                   Vice President                       Kevin L. Deardorff             Senior Vice President
Kenneth L. Kasamis                 Vice President                       Dale L. Cramer                 Vice President
Joseph F. Kessie                   Vice President                       Thomas P. Frantz               Vice President
William D. Leedy                   Vice President                       James D. Tague                 Vice President
J. Randall Leininger               Vice President                       Janet K. Anderson              Assistant Vice President
H.A. "Rocky" Meyer                 Vice President                       Barry A. Bailey                Assistant Vice President
Jack E. Mills                      Vice President                       Dennis E. Dolby                Assistant Vice President
Eric H. Ottinger                   Vice President                       Craig A. Haecker               Assistant Vice President
Larry L. Penrod                    Vice President                       T. Larry Mitchell              Assistant Vice President
Thomas G. Stark                    Vice President                       Jenifer L. Rafferty            Assistant Vice President
James C. Stout                     Vice President                       Sue L. Sands                   Assistant Vice President
J. Mark Ulrich                     Vice President                       W. Randy Yoder                 Assistant Vice President
Randal U. Vutech                   Vice President                       Glenn A. Goudey                Senior Mortgage Underwriter
Chad D. Brouyette                  Assistant Vice President             Lisa A. Stookey                Merchant Services Officer
Stephanie L. DuBois                Assistant Vice President             Carolyn A. Crabb               Mortgage Banking Officer
Brent E. Hoffman                   Assistant Vice President             Aaron M. Stroup                Mortgage Banking Officer
Kelli S. Robinson                  Assistant Vice President             Rafael M. Villalon             Mortgage Banking Officer
Timothy M. Rudge                   Assistant Vice President             W. John Pritz                  Retail Banking Officer
J. Chad Stoltzfus                  Assistant Vice President             Melanie R. Shipley             Retail Banking Officer

Corporate Cash Management                                               Trust & Investments
Dennis E. Cultice                  Senior Vice President                William C. Coleman             Vice President
Julie W. Whitehead                 Vice President                       Patricia L. Culp               Vice President
Abbe S. Muta                       Cash Management Officer              Keith E. Davis                 Vice President
                                                                        Jeanine D. Knowles             Vice President
Financial                                                               Dennis A. Reeve                Vice President
Teresa A. Bartman                  Vice President and Controller        Judith R. Simcox               Vice President
James J. Nowak                     Vice President and Treasurer         Alan S. Duff                   Assistant Vice President
Brian M. Lamb                      Assistant Vice President             Larry L. Poyser                Assistant Vice President
                                                                        Kevin M. Reed                  Assistant Vice President
Marketing, Human Resources and Facilities                               Debra L. Rich                  Assistant Vice President
Jill DeBatty                       Vice President                       Sarah A. Richardson            Assistant Vice President
Allyn P. Decker                    Vice President                       Peggy L. Terhaar               Assistant Vice President
Cathy L. Teghtmeyer                Vice President                       Marjorie E. Kurtz              Trust Administrator
John W. Gove                       Assistant Vice President
Paul S. Purvis                     Assistant Vice President
Aimee C. Morgan                    Human Resource Officer


------------------------------------------------------------------------------
Office Administration
Jane E. Miller               Vice President
Jeri L. Yoder                Vice President
Jeannine P. Cooley           Assistant Vice President
Karin A. Steffensmeier       Retail Banking Officer

Offices
Akron                        L. Jane Murphy           Assistant Vice President
Argos                        Stanley G. Reinholt      Assistant Vice President
Bremen                       Matthew K. Bixel         Vice President
Columbia City                Donald L.  Sexton        Vice President
Concord                      Steve Colagrossi         Assistant Vice President
Cromwell                     Jana L. Miller           Office Manager
Elkhart Beardsley            Rosalie M. Smith         Vice President
Elkhart East                 Kathleen M. Dougherty    Office Manager
Elkhart Hubbard Hill         Samuel M. Bouie          Office Manager
Elkhart Northwest            Don A. Brincefeild       Vice President
Fort Wayne North             Bruce A. Wright          Vice President
Fort Wayne South             Robert J. Savage         Vice President
Goshen Downtown              Jane M. Greene           Assistant Vice President
Goshen South                 Clarence J. "CJ" Yoder   Vice President
Granger                      Daniel E. Hunt           Office Manager
Greentown                    Donna L. Graham          Assistant Vice President
Huntington                   Joseph E. Blomeke        Vice President
Kendallville East            L. Duane Smith           Vice President
                             Mark R. Rensner          Assistant Office Manager
LaGrange                     Cathy I. Hefty           Assistant Vice President
Ligonier Downtown            Gaylord A. West          Vice President
                             Lori I. Cunningham       Assistant Office Manager
Ligonier South               Craig R. Atz             Vice President
                             Nanceen P. Briggs        Office Manager
Logansport                   J. Bradley Glasson       Assistant Vice President
Medaryville                  Elaine C. Parish         Assistant Vice President
Mentone                      Karen A. Francis         Assistant Vice President
Middlebury                   Shannon D. Schrock       Office Manager
Milford                      Timothy L. Sutton        Office Manager
Mishawaka                    Robert J. DeCola         Vice President
Nappanee                     Jeffery W. Krusenklaus   Office Manager
North Webster                Jeanne G. Bowen          Vice President
Peru                         Linda L. Rodgers         Assistant Vice President
Pierceton                    Lisa L. Hockemeyer       Assistant Vice President
Plymouth                     Michael D. Burroughs     Vice President
                             Carol D. Brown           Assistant Office Manager
Roann                        Merrill A. Templin       Assistant Vice President
Rochester                    Phyllis M. Biddinger     Office Manager
Shipshewana                  Michele D. Grimm         Office Manager
                             Sarah Miller-Bontrager   Assistant Office Manager
Silver Lake                  Deborah A. Lotz          Assistant Vice President
Syracuse                     Amanda Russell           Office Manager
Wabash North                 Merrill A. Templin       Assistant Vice President
Warsaw Downtown              Rosemary K. Baumgardner  Office Manager
Warsaw East                  Pamela F. Messmore       Assistant Vice President
Warsaw West                  Linda M. Riley           Office Manager
Winona Lake                  Allan L. Disbro          Vice President
Winona Lake East             Lana M. Shepherd         Assistant Office Manager