Form 10-K, Exhibit 13
period 2000-12-31
LAKELAND FINANCIAL CORP
filed 2001-03-28
CIK 721994

Annual Meeting
------------------------------------------------------------------------------

      The annual meeting of the shareholders of Lakeland Financial Corporation will be held at noon, April 10, 2001, at the Shrine Building, Kosciusko County Fair Grounds, Warsaw, Indiana. As of December 31, 2000, there were approximately 1,900 shareholders.



Special Notice: Form 10-K Available
------------------------------------------------------------------------------

      The Company will provide without charge to each shareholder its Annual Report on Form 10-K, including any financial statements and schedules that are required to be filed with the Securities and Exchange Commission for the Company's most recent fiscal year. Written request should be sent to Lakeland Financial Corporation, Attn: Treasurer, P.O. Box 1387, Warsaw, Indiana 46581-1387. The Form 10-K and related exhibits are also available on the Internet at www.sec.gov.



Registrar and Transfer Agent
------------------------------------------------------------------------------

      Lake City Bank
      Trust Department
      P.O. Box 1387
      Warsaw, Indiana 46581-1387



Stock and Dividend Information
------------------------------------------------------------------------------

      The  following   companies  are  market  makers  in  Lakeland  Financial
Corporation stock:

    Stifel, Nicolaus & Company, Inc., 500 North Broadway, St. Louis, Missouri, 63102
    Raymond James & Associates, Inc., P.O. Box 130, Elkhart, Indiana, 46515 McDonald Investments, Inc., 214 South Main Street, Elkhart, Indiana, 46516 First Tennessee Capital Markets, 500 West Madison Street, Suite 2940, Chicago, Illinois, 60661


      As of August 25, 1997, the Company's common stock and the preferred stock of its wholly-owned subsidiary, Lakeland Capital Trust, began trading on The Nasdaq Stock MarketSM (Nasdaq) under the symbols LKFN and LKFNP. Nasdaq is a highly-regulated electronic securities market comprised of competing market makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and order execution systems. This market also provides specialized automation services for screen-based negotiations of transactions, on-line comparison of transactions, and a range of informational services tailored to the needs of the securities industry, investors and issuers. Nasdaq is operated by The Nasdaq Stock Market, Inc., a wholly-owned subsidiary of the National Association of Securities Dealers, Inc. The high and low prices for 1999 and 2000, which appear in the report were obtained from The Nasdaq Stock Market.




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

President's Letter
------------------------------------------------------------------------------

      We are pleased to report on your Company's progress in 2000. Net income of $9.3 million is an increase of 12% versus 1999 and represents our thirteenth consecutive year of record earnings. We continued to successfully grow our commercial loan portfolio by adding quality new business relationships and expanding existing relationships. On the deposit side of the business, we made a special effort to grow core product areas such as checking and Investor's Weekly. Overall, total deposits increased 13% in 2000 to $845 million. Our trust and brokerage areas enjoyed a 23% increase in total fees versus 1999 and grew to $2.1 million. Finally, through leveraging our technology platform and tightly managing direct expenses, we were able to achieve these results while growing expenses by only 1%.

      The Commercial Banking Division had an excellent year of growth by continuing the tradition of specialized service to our business partners. Commercial loan outstandings increased to $489 million at year-end compared to $422 million in 1999. With over 400 combined years of experience, our team of 25 banking officers provides the necessary expertise, personalized service and understanding of the business trends in our market areas.

      The goal of the Commercial Banking Division's cash management group is to provide services to customers that are equal in quality to our larger competitors with the attention to detail and hands-on customer service that is a hallmark of Lake City Bank. Our increased capabilities in the area of cash management have contributed to our success on the commercial front. An additional 48 customers were added to our Sweep to Investment product over the year and lockbox services were sold to 4 new clients. By far, our largest increase in service provided was in the area of electronic transactions. These transactions include direct deposit of payroll and direct payment collection for our customers. We offer many options in this area to accommodate business clients of all sizes. Our flexibility has paid off as we have seen an increase of 340,000 electronic transactions over last year, an increase of 35%.

------------------------------------------------------------------------------

      Higher interest rates in 2000 reduced home sales and housing starts and diminished mortgage refinancing. Nevertheless, the gain on the sale of mortgage loans totaled over $504,000 in 2000. The Mortgage Division expanded product offerings during the year, adding secondary markets for jumbo fixed rate loans and streamlining FHA/VA lending for affordable housing. The focus of the Consumer Lending Division has shifted from indirect auto lending to the home equity line of credit. This product continues to be the area of consumer lending experiencing the greatest growth, with outstanding balances increasing 24% in 2000. The home equity line of credit is secured by a mortgage on the borrower's residence, so the low interest rate and potential tax deductibility makes this attractive to our customers. Historically low levels of delinquency and loss, as well as variable rates and low servicing costs, make this an excellent product for your Company.

      As noted earlier, the Trust and Investment Management Division, consisting of personal trust, investment management, brokerage, retirement services and corporate trust experienced strong growth in 2000. Assets under administration were more than $800 million by the end of the year. With our clients' interests in mind, we have formed an alliance with Wright Investors' Service. We believe that they are one of the premier professional investment management organizations in the country with extensive databases, research capabilities and economic forecasting expertise. This partnership should provide our managers with the complete and current information they need to be certain that our clients are receiving the best investment assistance. Our transition to new, more powerful and efficient personal trust and corporate trust systems should provide our clients with the latest in technological innovation, including on-line access to their account information.

      Banking via the Internet is growing with personal and small business accounts numbering nearly 3,000. Internet customers enjoy the ease and convenience of access to their accounts from their home or office. Bill payment, offered in early 2001, has kept the emphasis on customer service with advanced technology. We are developing a new corporate internet banking product called CommercialLink. It provides multi-level security for customers to view comprehensive account summary and details, deposit transactions history, funds transfer, stop payments and wire transfer requests. Telephone banking customers continue to increase with over 8,000 customers enjoying the ease and convenience of accessing accounts either through the automated system, with nearly 500,000 calls received, or by speaking to customer service representatives who answered over 62,000 calls this year. With the variety of options available to our customers, we continue to provide options and enhance "Banking Like It Ought To Be".

------------------------------------------------------------------------------

      Prospero, Spanish for prosperity, was introduced to assist our Latino neighbors as they integrate into the community. On-site seminars at various companies are designed to assist Latino employees in establishing banking accounts, developing good credit and acquiring knowledge in purchasing property. In addition, the program is designed to help the Company stabilize it's workforce.

      Young Adult Checking was introduced and has been a good addition to the LCB product mix. We opened over 1,000 new accounts and have the opportunity for additional banking relationships with this young segment of the population. Money Market Checking was enhanced to include personal overnight investments. The Direct Deposit Checking Account is a cost effective way for people to have banking services and is meeting the needs of a large segment of our market area by providing the option for free checking with the electronic deposit of pension or payroll receipts.

      During the year 2000, employees saw many positive benefit changes. The Lake City Bank 401(k) plan was changed from a balance forward plan to a daily valuation plan, offering employees access to their 401(k) accounts daily through the Internet, as well as through a telephone voice response system. Employees are given eight different investment options, with the ability to trade daily. The vesting schedule also changed from a seven-year to a six-year vesting schedule. Group Term Life and Accidental Death/Dismemberment Insurance was enhanced to reflect coverage equal to two times an employee's annual salary. Also, the health insurance plan was updated to include a prescription card plan, as well as to offer basic dental and vision plans.

      Lake City University (LCU) began in 2000. LCU exists to unify all training activities and provide a way for employees to keep their job knowledge fresh and develop their banking career. Over 14,000 contact hours were offered in all areas of banking including customer service, commercial and consumer lending, business development, PC and technical skills, leadership and supervision, compliance, communication, interpersonal relationships, and train-the-trainer. Monthly customer service representative meetings and quarterly corporate training for all employees kept everyone informed about new ventures in the world of banking. LCU staff also assisted employees in accessing hundreds of hours of external training in seminars, conferences, and specialized classes. Conversational Spanish for Bankers, a ten-week course taught by a local Spanish-speaking instructor, allowed many of our employees to learn the basics of the language that would assist them as they opened new accounts and answered banking questions for our Latino customers.

------------------------------------------------------------------------------

      Executive Vice President D. Jean Northenor retired from active service on February 9, 2001. She subsequently joined the Bank's Board of Directors as well as the Board of Lakeland Financial Corporation. In her 17 years of service, she has been a very important part of our management team and we will miss her day-to-day presence. At the same time, we will certainly benefit from her counsel in her new role as a Director.

      David M. Findlay joined your Company as Executive Vice President and Chief Financial Officer. He has over 16 years experience in the financial sector, most recently serving as Chief Financial Officer and Treasurer of Mishawaka, Indiana based Quality Dining. His prior experience included various positions with Chicago based Northern Trust Company. Findlay, a native of Elkhart, Indiana is a graduate of DePauw University.

      Steven D. Ross, President of Bertsch Services, was elected to the Board of Directors of both Lake City Bank and Lakeland Financial Corporation. Ross is a graduate of Ball State University. An active community leader, he serves as a board member of the Indiana Chamber of Commerce, is President of the Indiana Vending Council and serves on many local boards and commissions. He is a valuable addition to your Board.

      Senior Management promotions since the beginning of 2000 include Charles
D. Smith and Kevin L. Deardorff to Executive Vice President in the Commercial and Retail Banking Divisions, respectively. Promoted to Senior Vice President were Jill A. DeBatty - Human Resources, Thomas P. Frantz - Retail Lending, Michael E. Gavin and Harold A. "Rocky" Meyer - Commercial Lending. These 6 senior officers represent over 130 years of financial experience and are some of your Company's most valuable resources.

      The Fort Wayne Southwest office opened in October. We have been well accepted in that market area. Other areas of current expansion include a third Fort Wayne office located on the Northeast side of town and a third South Bend office that will open in late spring. We will continue to be proactive in pursuing expansion opportunities in areas where we believe we can grow profitably.

------------------------------------------------------------------------------

      Connecting on a personal level remains a constant with our offices. We hosted many events including a cooperative effort with Bethel College on a series of seminars. The popular Egg Breakfast, co-hosted with Creighton Brothers celebrated its 30th year. Business and Agricultural seminars and a 401(k) informational meeting were of benefit to our customers in providing needed information to keep current in the ever-changing marketplace. We celebrate February birthdays and anniversaries at Grace Village in Winona Lake and enjoy a Spring Celebration at Hubbard Hill in Elkhart. Our lives are enriched during those times as the residents warmly welcome us into their homes.

      Overall, we overcame many obstacles during 2000, including the slow mortgage market, narrowing interest margins and softening economic conditions in several of our markets. Your Company's committed team rose to every occasion and achieved a very solid performance in 2000. We enter 2001 confronted with many of these same issues. As we begin the year, there are continuing signs of economic weakness that could lead to asset quality and balance sheet growth challenges. While we intend to maintain our focus on commercial loan growth, we will not compromise our historical credit standards. The competition for customer's deposits and recent interest rate movements have placed continued pressure on our net interest margin. Nonetheless, we intend to provide the highest quality service to our customers, to market ourselves aggressively, and to grow our earnings consistently over the long term.

      I would like to thank shareholders, customers and employees for your support. Lake City Bank is a very special institution, and I look forward to working with all of you to further extend its success.



                                             Michael L. Kubacki
                                             President & CEO


Lakeland Financial Corporation and Lake City Bank Board of Directors
------------------------------------------------------------------------------


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


D. Jean Northenor                   Richard L. Pletcher                Steven D. Ross                     Terry L. Tucker
  Former Executive Vice               President,                         President,                         President,
  President,                          Pletcher Enterprises, Inc.         Bertsch Services                   Maple Leaf Farms, Inc.
  Lake City Bank


M. Scott Welch                                                                                            G.L. White
  Chief Executive Officer,                                                                                  Former President,
  Welch Packaging Group                                                                                     United Telephone
                                                                                                            Company of Indiana


                    LAKELAND FINANCIAL CORPORATION OFFICERS
R. Douglas Grant          Chairman
Michael L. Kubacki        President and Chief Executive Officer
Robert C. Condon          Executive Vice President
Kevin L. Deardorff        Executive Vice President
David M. Findlay          Executive Vice President and Secretary
Charles D. Smith          Executive Vice President
Walter L. Weldy           Executive Vice President
Teresa A. Bartman         Vice President and Controller
James J. Nowak            Vice President and Treasurer

Selected Financial Data (in thousands except share and per share data)
----------------------------------------------------------------------------------------------------------------------------------

                                                              2000           1999           1998           1997           1996
                                                         -------------  -------------  -------------  -------------  -------------

Interest income                                          $      80,050  $      69,395  $      63,667  $      52,699  $      45,941

Interest expense                                                45,001         37,093         36,091         28,060         23,737
                                                         -------------  -------------  -------------  -------------  -------------

Net interest income  . . . . . . . . . . . . . . . . . .        35,049         32,302         27,576         24,639         22,204

Provision for loan losses                                        1,206          1,310            480            269            120
                                                         -------------  -------------  -------------  -------------  -------------

Net interest income after provision
  for loan losses                                               33,843         30,992         27,096         24,370         22,084

Other noninterest income                                         9,866          9,311          8,486          6,978          5,396

Net gains on sale of real estate
  mortgages held for sale                                          504          1,302          1,467            545            412

Net securities gains (losses)                                        0          1,340          1,256            (19)            (9)

Noninterest expense                                            (30,775)       (30,541)       (26,491)       (20,414)       (17,935)
                                                         -------------  -------------  -------------  -------------  -------------

Income before income tax expense . . . . . . . . . . . .        13,438         12,404         11,814         11,460          9,948

Income tax expense                                               4,116          4,085          3,926          3,920          3,504
                                                         -------------  -------------  -------------  -------------  -------------

Net income . . . . . . . . . . . . . . . . . . . . . . . $       9,322  $       8,319  $       7,888  $       7,540  $       6,444
                                                         =============  =============  =============  =============  =============

Average shares outstanding*                                  5,813,984      5,813,984      5,813,984      5,813,162      5,792,825
                                                         =============  =============  =============  =============  =============

Basic earnings per common share*                         $        1.60  $        1.43  $        1.36  $        1.30  $        1.11
                                                         =============  =============  =============  =============  =============

Diluted earnings per common share*                       $        1.60  $        1.43  $        1.36  $        1.30  $        1.11
                                                         =============  =============  =============  =============  =============

Cash dividends declared*                                 $        0.52  $        0.44  $        0.33  $        0.30  $        0.23
                                                         =============  =============  =============  =============  =============


Balances at December 31:
------------------------
Total assets                                             $   1,149,157  $   1,039,843  $     978,909  $     796,478  $     656,551

Total deposits                                           $     845,329  $     748,243  $     739,347  $     612,992  $     496,553

Total short-term borrowings                              $     200,078  $     195,374  $     135,690  $      84,117  $      88,380

Long-term borrowings                                     $      11,433  $      16,473  $      21,386  $      25,367  $      23,531

Guaranteed preferred beneficial interests in
  Company's subordinated debentures                      $       19,291 $      19,264  $      19,238  $      19,211  $           0

Total stockholders' equity                               $      64,973  $      54,194  $      55,156  $      48,256  $      42,043

* Adjusted for 2-for-1 stock splits on April 30, 1996 and April 30, 1998.


Stock and Dividend Information
----------------------------------------------------------------------------------------------------------------------------------

                                                                             4th            3rd            2nd            1st
                                                                           Quarter        Quarter        Quarter        Quarter
                                                                        =============  =============  =============  =============

2000
Trading range (per share)*

  Low                                                                   $       10.56  $       10.31  $       11.25  $       12.69

  High                                                                  $       13.13  $       14.00  $       14.38  $       17.88

Dividends declared (per share)                                          $        0.13  $        0.13  $        0.13  $        0.13



1999

Trading range (per share)*

  Low                                                                   $       13.75  $       16.00  $       17.06  $       17.75

  High                                                                  $       18.00  $       19.88  $       18.50  $       19.88

Dividends declared (per share)                                          $        0.11  $        0.11  $        0.11  $        0.11

* The trading  ranges are the high and low as obtained  from the Nasdaq  Stock Market.


Consolidated Balance Sheets (in thousands except share data)
----------------------------------------------------------------------------------------------------------------------------------

December 31                                                                                                 2000          1999
                                                                                                        ------------  ------------
ASSETS
Cash and due from banks                                                                                 $     84,682  $     59,321
Short-term investments                                                                                         4,311         3,783
                                                                                                        ------------  ------------
   Total cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        88,993        63,104

Securities available for sale (carried at fair value)                                                        293,608       271,421
Real estate mortgages held for sale                                                                              183           862

Total loans                                                                                                  718,876       653,898
Less allowance for loan losses                                                                                 7,124         6,522
                                                                                                        ------------  ------------
  Net loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       711,752       647,376

Land, premises and equipment, net                                                                             27,297        27,808
Accrued income receivable                                                                                      6,744         5,420
Intangible assets                                                                                              9,624        10,522
Other assets                                                                                                  10,956        13,330
                                                                                                        ------------  ------------
   Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,149,157  $  1,039,843
                                                                                                        ============  ============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Noninterest bearing deposits                                                                            $    164,606  $    136,595
Interest bearing deposits                                                                                    680,723       611,648
                                                                                                        ------------  ------------
  Total deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      845,329       748,243

Short-term borrowings
  Federal funds purchased                                                                                      8,250        15,000
  Securities sold under agreements to repurchase                                                             138,154       121,374
  U.S. Treasury demand notes                                                                                   3,674         4,000
     Other short-term borrowings                                                                              50,000        55,000
                                                                                                        ------------  ------------
    Total short-term borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      200,078       195,374

Accrued expenses payable                                                                                       6,684         4,760
Other liabilities                                                                                              1,369         1,535
Long-term borrowings                                                                                          11,433        16,473
Guaranteed preferred beneficial interests in
  Company's subordinated debentures                                                                           19,291        19,264
                                                                                                        ------------  ------------
    Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,084,184       985,649

Commitments, off-balance sheet risks and contingencies

STOCKHOLDERS' EQUITY
Common stock: 90,000,000 shares authorized, no par value,
  5,813,984 shares issued, 5,784,105 outstanding as of December 31, 2000;
  5,813,984 shares issued, 5,792,182 outstanding as of December 31, 1999                                       1,453         1,453
Additional paid-in capital                                                                                     8,537         8,537
Retained earnings                                                                                             55,734        49,422
Accumulated other comprehensive income (loss)                                                                   (207)       (4,797)
Treasury stock, at cost (2000 - 29,879 shares, 1999 - 21,802 shares)                                            (544)         (421)
                                                                                                        ------------  ------------
  Total stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       64,973        54,194
                                                                                                        ------------  ------------
    Total liabilities and stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  1,149,157  $  1,039,843
                                                                                                        ============  ============

The accompanying  notes are an integral part of these  consolidated  financial statements.


Consolidated Statements of Income (in thousands except share data)
----------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                                                        2000          1999          1998
                                                                                          ------------  ------------  ------------
NET INTEREST INCOME
Interest and fees on loans
  Taxable                                                                                 $     61,554  $     51,602  $     44,225
  Tax-exempt                                                                                       142           182           194
Interest and dividends on securities
  Taxable                                                                                       16,150        14,888        16,416
  Tax-exempt                                                                                     1,782         2,448         2,313
Interest on short-term investments                                                                 422           275           519
                                                                                          ------------  ------------  ------------
    Total interest income                                                                       80,050        69,395        63,667

Interest on deposits                                                                            32,395        27,153        28,154
Interest on borrowings
  Short-term                                                                                    10,083         7,139         4,724
  Long-term                                                                                      2,523         2,801         3,213
                                                                                          ------------  ------------  ------------
    Total interest expense                                                                      45,001        37,093        36,091
                                                                                          ------------  ------------  ------------

NET INTEREST INCOME . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       35,049        32,302        27,576

Provision for loan losses                                                                        1,206         1,310           480
                                                                                          ------------  ------------  ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES . . . . . . . . . . . . . . . . . . .       33,843        30,992        27,096

NONINTEREST INCOME
Trust and brokerage income                                                                       2,133         1,732         1,629
Service charges on deposits                                                                      4,423         4,321         4,004
Other income                                                                                     3,310         3,258         2,853
Net gains on the sale of real estate mortgages held for sale                                       504         1,302         1,467
Net securities gains                                                                                 0         1,340         1,256
                                                                                          ------------  ------------  ------------
  Total noninterest income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10,370        11,953        11,209

NONINTEREST EXPENSE
Salaries and employee benefits                                                                  15,927        15,911        14,076
Net occupancy expense                                                                            2,095         2,148         1,866
Equipment costs                                                                                  2,991         3,167         2,205
Other expense                                                                                    9,762         9,315         8,344
                                                                                          ------------  ------------  ------------
  Total noninterest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       30,775        30,541        26,491
                                                                                          ------------  ------------  ------------

INCOME BEFORE INCOME TAX EXPENSE                                                                13,438        12,404        11,814

Income tax expense                                                                               4,116         4,085         3,926
                                                                                          ------------  ------------  ------------

NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $      9,322  $      8,319  $      7,888
                                                                                          ============  ============  ============

AVERAGE COMMON SHARES OUTSTANDING                                                            5,813,984     5,813,984     5,813,984
                                                                                          ============  ============  ============

BASIC EARNINGS PER COMMON SHARE                                                           $       1.60  $       1.43  $       1.36
                                                                                          ============  ============  ============

DILUTED EARNINGS PER COMMON SHARE                                                         $       1.60  $       1.43  $       1.36
                                                                                          ============  ============  ============

The accompanying  notes are an integral part of these  consolidated  financial statements.


Consolidated Statements of Changes in Stockholders' Equity (in thousands except share data)
----------------------------------------------------------------------------------------------------------------------------------

Year Ended December 31                                       2000                       1999                       1998
                                                  -------------------------- -------------------------- --------------------------
COMMON STOCK
  Balance at beginning of the period              $      1,453               $      1,453               $      1,453
                                                  ------------               ------------               ------------
  Balance at end of the period . . . . . . . . .         1,453                      1,453                      1,453

ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of the period                     8,537                      8,537                      8,537
                                                  ------------               ------------               ------------
  Balance at end of the period . . . . . . . . .         8,537                      8,537                      8,537

RETAINED EARNINGS

  Balance at beginning of the period                    49,422                     43,652                     37,766
  Net income                                             9,322  $     9,322         8,319  $     8,319         7,888  $      7,888
  Cash dividends declared per share
    ($.52, $.44 and $.33)                               (3,010)                    (2,549)                    (2,002)
                                                  ------------               ------------               ------------
  Balance at end of the period . . . . . . . . .        55,734                     49,422                     43,652

ACCUMULATED OTHER
COMPREHENSIVE INCOME

  Balance at beginning of the period                    (4,797)                     1,848                        685
  Unrealized gain (loss) on available for sale
    securities arising during the period                 4,590                     (5,836)                      (573)
  Reclassification adjustments for accumulated
    (gains) losses included in net income                    0                       (809)                      (759)
  Cumulative effect of adopting SFAS No. 133                 0                          0                      2,495
                                                  ------------               ------------               ------------
  Other comprehensive income (loss)
    (net of taxes $3,011, $(4,359) and $762)             4,590         4,590       (6,645)       (6,645)       1,163         1,163
                                                  ------------  ------------ ------------  ------------ ------------  ------------
  Balance at end of the period . . . . . . . . .          (207)                    (4,797)                     1,848
  Total comprehensive income . . . . . . . . . .                $     13,912               $      1,674               $      9,051
                                                                ============               ============               ============
TREASURY STOCK
  Balance at beginning of the period                      (421)                       (334)                     (185)
  Acquisition of treasury stock                           (123)                        (87)                     (149)
                                                  ------------               -------------              ------------
  Balance at end of the period . . . . . . . . .          (544)                       (421)                     (334)
                                                  ------------               -------------              ------------
TOTAL STOCKHOLDERS' EQUITY . . . . . . . . . . .  $     64,973               $      54,194              $     55,156
                                                  ============               =============              ============

The accompanying  notes are an integral part of these  consolidated financial statements.


Consolidated Statements of Cash Flows (in thousands)
----------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                                                      2000          1999          1998
                                                                                          ------------  ------------  ------------
Cash flows from operating activities:
Net income                                                                                $      9,322  $      8,319  $      7,888

Adjustments to reconcile net income to
  net cash from operating activities:

  Depreciation                                                                                   2,429         2,373         1,782
  Provision for loan losses                                                                      1,206         1,310           480
  Pension plan curtailment gain                                                                   (500)            0             0
  Amortization of intangible assets                                                                925           957           942
  Amortization of loan servicing rights                                                            233           265           171
  Loans originated for sale                                                                    (21,430)      (79,276)      (65,425)
  Net gain on sale of loans                                                                       (504)       (1,302)       (1,467)
  Proceeds from sale of loans                                                                   22,420        82,796        64,612
  Net (gain) loss on sale of premises and equipment                                                  0            26           (40)
  Net gain on sale of securities available for sale                                                  0        (1,340)       (1,257)
  Net loss on calls of securities held to maturity                                                   0             0             1
  Net securities amortization                                                                      970         1,935         1,379
  Increase (decrease) in taxes payable                                                            (491)        1,078        (1,207)
  (Increase) decrease in income receivable                                                      (1,324)          249          (754)
  Increase (decrease) in accrued expenses payable                                                2,275           (14)          862
  Increase in other assets                                                                        (153)       (1,789)       (1,940)
  Increase (decrease) in other liabilities                                                        (166)          (54)           62
                                                                                          ------------  ------------  ------------
      Total adjustments                                                                          5,890         7,214        (1,799)
                                                                                          ------------  ------------  ------------
        Net cash from operating activities . . . . . . . . . . . . . . . . . . . . . . .        15,212        15,533         6,089


Cash flows from investing activities:

  Proceeds from sale of securities available for sale                                                0        44,428        65,404
  Proceeds from maturities, calls and principal paydowns of securities held to maturity              0             0        45,787
  Proceeds from maturities, calls and principal paydowns of securities available for sale       38,750        65,695        32,980
  Purchases of securities available for sale                                                   (54,306)      (65,485)      (89,948)
  Purchases of securities held to maturity                                                           0             0      (131,919)
  Net increase in total loans                                                                  (65,582)     (115,885)      (80,809)
  Proceeds from sales of land, premises and equipment                                              436            82           530
  Purchases of land, premises and equipment                                                     (2,354)       (3,919)       (3,950)
  Net proceeds (payments) from acquisitions                                                          0             0        30,020
                                                                                          ------------  ------------  ------------
      Net cash from investing activities . . . . . . . . . . . . . . . . . . . . . . . .       (83,056)      (75,084)     (131,905)

Cash flows from financing activities:

  Net increase in total deposits                                                                97,086         8,896        92,034
  Proceeds from short-term borrowings                                                       24,058,107    21,877,999     4,740,920
  Payments on short-term borrowings                                                        (24,053,403)  (21,818,315)   (4,689,347)
  Proceeds from long-term borrowings                                                                 0         5,124        20,050
  Payments on long-term borrowings                                                              (5,040)      (10,037)      (24,031)
  Dividends paid                                                                                (2,894)       (2,433)       (1,915)
  Purchase of treasury stock                                                                      (123)          (87)         (149)
                                                                                          ------------  ------------  ------------
     Net cash from financing activities  . . . . . . . . . . . . . . . . . . . . . . . .        93,733        61,147       137,562
                                                                                          ------------  ------------  ------------
Net increase in cash and cash equivalents                                                       25,889         1,596        11,746
Cash and cash equivalents at beginning of the year                                              63,104        61,508        49,762
                                                                                          ------------  ------------  ------------
Cash and cash equivalents at end of year . . . . . . . . . . . . . . . . . . . . . . . .  $     88,993  $     63,104  $     61,508
                                                                                          ============  ============  ============
Cash paid during the year for:
  Interest                                                                                $     43,351  $     37,459  $     35,228
  Income taxes                                                                            $      4,605  $      4,139  $      3,610
Securities transferred from held to maturity to available for sale                        $          0  $          0  $    249,087
Loans transferred to other real estate                                                    $          0  $        185  $        683

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Nature of Operations and Principles of Consolidation:
     The consolidated financial statements include Lakeland Financial Corporation and its wholly-owned subsidiaries, Lake City Bank and Lakeland Capital Trust, together referred to as the "Company". Also included in the consolidated financial statements is LCB Investments Limited, a wholly-owned subsidiary of Lake City Bank. All intercompany transactions and balances are eliminated in consolidation.
     The Company provides financial services through its subsidiary, Lake City Bank (the Bank), a full-service commercial bank with 43 branch offices in fifteen counties in northern Indiana. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential commercial, consumer loans and mortgage. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are generally expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions.

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

Securities:
      Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income
(loss). Trading securities are bought for sale in the near term and are carried at fair value, with changes in unrealized holding gains and losses included in income. Federal Home Loan Bank Stock is carried at cost in other assets. Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity.
     The Company adopted SFAS No. 133 as of October 1, 1998. As permitted in SFAS No. 133, on October 1, 1998, the Company transferred securities with an amortized cost of $249,087,000 and a fair value of $253,218,000 from the held to maturity portfolio to the available for sale portfolio. None of these securities were sold during the fourth quarter of 1998. The Company does not have any derivative instruments nor does the Company have any hedging activities.
     Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans:
      Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.
     Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt and the loan is placed on non-accrual. All unpaid accrued interest is reversed and interest income is subsequently recorded only to the extent cash payments are received. Accrual status is resumed when all contractually due payments are brought current and future payments are reasonably assured.

Allowance for Loan Losses:
     The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision, as more information becomes available or as future events change. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed.
     A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Foreclosed Assets:
     Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

 Land, Premises and Equipment:
     Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on both straight-line and accelerated methods over the useful lives of the assets. Long-term assets are reviewed for impairment when events indicate the carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Loan Servicing Rights:
     Loan servicing rights are recognized as assets for the allocated value of retained servicing rights on loans sold. Loan servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and secondarily, as to geographic and prepayment characteristics. Any impairment of a

------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) grouping is reported as a valuation allowance. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions.

Intangibles:
   Purchased intangible assets, primarily goodwill and core deposit value, are recorded at cost and amortized over the estimated life. Goodwill amortization is straight-line over 15 years, and core deposit amortization is accelerated over 12 years. Goodwill is reported net of accumulated amortization of $1,997,000 and $1,330,000 at year end 2000 and 1999, respectively. Core deposits are reported net of accumulated amortization of $792,000 and $561,000.

Repurchase Agreements:
     Substantially  all repurchase  agreement  liabilities  represent  amounts
advanced  by  various  customers.   Securities  are  pledged  to  cover  these
liabilities, which are not covered by federal deposit insurance.

Benefit Plans:
    A noncontributory defined benefit pension plan covers substantially all employees. Funding of the plan equals or exceeds the minimum funding requirement determined by the actuary. The projected unit credit cost method is used to determine expense. Benefits are based on years of service and compensation levels. Effective April 1, 2000, the defined benefit pension plan was frozen. The Company maintains a directors' deferred compensation plan. At inception, a participant can elect to receive interest based on the Company's investment in either Company stock or a certificate of deposit for their contribution. For participants electing Company stock, the Company acquires shares on the open market and records such shares as treasury stock.

Stock Compensation:
    At the inception of the Lakeland Financial Corporation Stock Option Plan, there were 600,000 shares of common stock reserved for grants of stock options to employees of Lakeland Financial Corporation, its subsidiaries and Board of Directors. As of December 31, 2000, 454,770 options had been granted and 145,230 were available for future grants. These are accounted for under APB No. 25. Employee compensation expenses under stock option plans is reported if options are granted below market price at grant date. The Company has not made any such grants. Pro forma disclosures of net income and earnings per share are shown using the fair value method to measure expense for options granted using an option pricing model to estimate fair value.

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

Earnings Per Common Share:
     Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements. The common shares outstanding for the Stockholders' Equity section of the Balance Sheet for 2000 and 1999 reflect the acquisition of 29,879 and 21,802 shares, respectively of Lakeland Financial Corporation common stock that have been purchased under the directors' deferred compensation plan described above. Because these shares are held in trust for the participants, they are treated as outstanding when computing the weighted-average common shares outstanding for the calculation of both basic and diluted earnings per share.

Comprehensive Income:
     Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale during the year, which are also recognized as separate components of equity.

Loss Contingencies:
     Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash:
     The Company was required to have $50,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at both year-ends 2000 and 1999. These balances do not earn interest.

Dividend Restriction:
     Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to its shareholders.

Fair Value of Financial Instruments:
     Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other

------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Derivatives:
     All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in income currently. For all periods presented, there were no derivative instruments.

Industry Segments:
      Internal financial information is primarily reported and aggregated as a single segment known as banking.

Reclassifications:
     Certain amounts appearing in the financial statements and notes thereto for prior periods have been reclassified to conform with the current presentation. The reclassifications had no effect on net income or stockholders' equity as previously reported.

NOTE 2 - SECURITIES
      Information related to the fair value of securities and the total gains and losses for securities with net gains and losses in accumulated other comprehensive income (loss) at December 31 is provided in the table below.


                                                                                                Fair
                                                                                                Value        Gains       Losses
                                                                                             -----------  -----------  -----------
                                                                                                         (in thousands)
Securities available for sale at December 31, 2000:
 U.S. Treasury securities                                                                    $    38,066 $        212  $      (183)
 U.S. Government agencies                                                                          6,550            0         (122)
 Mortgage-backed securities                                                                      207,594        1,809       (1,714)
 State and municipal securities                                                                   35,430          214         (200)
 Other debt securities                                                                             5,968            9         (368)
                                                                                             -----------  -----------  -----------
       Total securities available for sale at December 31, 2000 . . . . . . . . . . . . . .  $   293,608  $     2,244  $    (2,587)
                                                                                             ===========  ===========  ===========
Securities available for sale at December 31, 1999:
  U.S. Treasury securities                                                                   $    34,614  $        60  $      (579)
  U.S. Government agencies                                                                         6,313            0         (380)
  Mortgage-backed securities                                                                     192,569           51       (3,727)
  State and municipal securities                                                                  32,714           37       (2,755)
  Other debt securities                                                                            5,211            0         (651)

      Total securities available for sale at December 31, 1999  . . . . . . . . . . . . . .  $   271,421  $       148  $    (8,092)
                                                                                             ===========  ===========  ===========

        Information regarding the fair value of available for sale debt securities by maturity as of December 31, 2000, is presented below. Maturity information is based on contractual maturity for all securities other than mortgage-backed securities. Actual maturities of securities may differ from contractual maturities because borrowers may have the right to prepay the obligation without prepayment penalty.


                                                                                                                          Fair
                                                                                                                          Value
                                                                                                                       -----------
                                                                                                                     (in thousands)
Due in one year or less                                                                                                $    30,173
Due after one year through five years                                                                                       18,018
Due after five years through ten years                                                                                       2,091
Due after ten years                                                                                                         35,732
                                                                                                                       -----------
  Total contractual maturity securities                                                                                     86,014
Mortgage-backed securities                                                                                                 207,594
                                                                                                                       -----------
  Total debt securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   293,608
                                                                                                                       ===========

      Security proceeds, gross gains and gross losses for 2000, 1999 and 1998 were as follows:

                                                                                                 2000         1999         1998
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Sales and calls of securities available for sale:
  Proceeds                                                                                   $       807  $    46,350  $    66,197
  Gross gains                                                                                          0        1,340        1,257
  Gross losses                                                                                         0            0            0
Calls of securities held to maturity:
  Proceeds                                                                                   $         0  $         0  $     1,532
  Gross gains                                                                                          0            0            0
  Gross losses                                                                                         0            0            1


------------------------------------------------------------------------------
NOTE 2 - SECURITIES (continued)
      Securities with carrying values of $282,955,000 and $264,847,000 were pledged as of December 31, 2000 and 1999, as collateral for deposits of public funds, securities sold under agreements to repurchase, borrowings from the FHLB and for other purposes as permitted or required by law.

NOTE 3 - LOANS
      Total loans outstanding as of year-end consisted of the following:

                                                                                                             2000         1999
                                                                                                          -----------  -----------
                                                                                                                (in thousands)
Commercial and industrial loans                                                                           $   440,941  $   375,421
Agri-business and agricultural loans                                                                           48,558       46,661
Real estate mortgage loans                                                                                     49,104       42,384
Real estate construction loans                                                                                  3,627        4,488
Installment loans and credit cards                                                                            176,646      184,944
                                                                                                          -----------  -----------
  Total loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $   718,876  $   653,898
                                                                                                          ===========  ===========

NOTE 4 - ALLOWANCE FOR LOAN LOSSES
      The following is an analysis of the allowance for loan losses for 2000, 1999 and 1998:

                                                                                                 2000         1999         1998
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Balance, January 1                                                                           $     6,522  $     5,510  $     5,308
Provision for loan losses                                                                          1,206        1,310          480
Loans charged-off                                                                                    748          435          416
Recoveries                                                                                           144          137          138
  Net loans charged-off                                                                              604          298          278
                                                                                             -----------  -----------  -----------
Balance, December 31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $     7,124  $     6,522  $     5,510
                                                                                             ===========  ===========  ===========

      Nonaccrual loans at December 31, 2000, 1999 and 1998, totaled $206,000, $329,000 and $0. Interest not recorded on nonaccrual loans was approximately $24,000, $26,000 and $42,000 for 2000, 1999 and 1998, respectively. Loans renegotiated as troubled debt restructuring totaled $1,127,000 and $1,179,000 as of December 31, 2000 and 1999, respectively. Interest income of $106,000, $95,000 and $84,000 was recognized in 2000, 1999 and 1998, respectively. Had these loans been performing under the original contract terms, an additional $17,000 would have been reflected in interest income during 2000, $22,000 in 1999 and $47,000 in 1998. The Company is not committed to lend additional funds to debtors whose loans have been modified. At December 31, 2000 the Company had one loan of $1.4 million meeting the definition of impaired. The Company therefore has allocated $212,000 of the allowance for loan losses to this loan. In 1999, the Company had one loan meeting the definition of impaired totaling $246,000, which was included in the total of nonaccrual loans. At December 31, 1998, the Company had no loans meeting the definition of impaired. One loan was classified as impaired during 1998, but was repaid prior to year-end. Loans past due over 90 days and still accruing interest were $6,791,000 (excluding impaired loans) and $171,000 at year-end 2000 and 1999, respectively. The increase in loans past due 90 days or more and still accruing resulted primarily from the inclusion of two commercial loans totaling $6.2 million, or approximately 90% of the $6.8 million in this category. Of this amount, $1.4 million was paid off subsequent to the end of the fiscal year. A second loan of $4.8 million matured in the fourth quarter of 2000 and has therefore been included in this category. The borrower is current on all interest under the matured facility. The Company has reached an agreement with a bank participant and the borrower to extend the terms of the financing and anticipates that the extension will be completed during the first quarter of 2001.

NOTE 5 - SECONDARY MORTGAGE MARKET ACTIVITIES
     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were $150,875,000 and $147,932,000 at December 31, 2000 and 1999, respectively. Net loan  servicing  income was $147,000,  $57,000 and $11,000 for 2000,  1999 and
1998. Information on loan servicing rights follows:

                                                                                                              2000         1999
                                                                                                          -----------  -----------
                                                                                                                 (in thousands)
Beginning of year                                                                                         $     1,459  $     1,008
Originations                                                                                                      193          716
Amortization                                                                                                     (233)        (265)
                                                                                                          -----------  -----------
  End of year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $     1,419  $     1,459
                                                                                                          ===========  ===========

     At year end 2000 and 1999, there was no valuation allowance required.

------------------------------------------------------------------------------
NOTE 6 - LAND, PREMISES AND EQUIPMENT, NET
      Land, premises and equipment and related accumulated depreciation were as follows at December 31:

                                                                                                              2000         1999
                                                                                                          -----------  -----------
                                                                                                                 (in thousands)
Land                                                                                                      $     6,989  $     6,717
Premises                                                                                                       21,060       19,639
Equipment                                                                                                      13,902       14,551
                                                                                                          -----------  -----------
  Total cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        41,951       40,907
Less accumulated depreciation                                                                                  14,654       13,099
                                                                                                          -----------  -----------
  Land, premises and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $    27,297  $    27,808
                                                                                                          ===========  ===========

NOTE 7 - DEPOSITS
      The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $180,299,000 and $125,919,000 at December 31,
2000 and 1999, respectively.

      At December 31, 2000, the scheduled maturities of time deposits were as follows:

                                                                     Amount
                                                                   -----------
                                                                 (in thousands)
Maturing in 2001                                                   $   502,376
Maturing in 2002                                                        37,820
Maturing in 2003                                                        12,117
Maturing in 2004                                                         3,762
Maturing in 2005                                                         3,126
Thereafter                                                               1,048
                                                                   -----------
  Total time deposits . . . . . . . . . . . . . . . . . . . . . .  $   560,249
                                                                   ===========

NOTE 8 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
      Securities sold under agreements to repurchase (repo accounts) represent collateralized borrowings with customers located primarily within the Company's trade area. Repo accounts are not covered by federal deposit insurance and are secured by securities owned. Information on these liabilities and the related collateral for 2000 and 1999 is as follows:

                                                                                                              2000         1999
                                                                                                          -----------  -----------
                                                                                                                 (in thousands)
Average balance during the year                                                                           $   121,267  $   120,950
Average interest rate during the year                                                                           5.35%        4.76%
Maximum month-end balance during the year                                                                 $   143,677  $   143,353
Securities underlying the agreements at year-end
  Amortized cost                                                                                          $   184,036  $   123,388
  Fair value                                                                                              $   183,492  $   121,494


                                                                                                 Collateral Value
                                                                                --------------------------------------------------
                                                                                      U.S. Treasury            Mortgage-backed
                                                                    Weighted           Securities                Securities
                                                                     Average    ------------------------  ------------------------
                                                      Repurchase    Interest     Amortized      Fair       Amortized      Fair
 Term                                                 Liability       Rate         Cost         Value        Cost         Value
----------------------------------------------------  -----------  -----------  -----------  -----------  -----------  -----------
                                                    (in thousands)                                (in thousands)
On demand                                             $   118,550        5.25%  $         0  $         0  $   135,791  $   135,361
1 to 30 days                                                2,350        5.92         5,323        5,330          377          372
31 to 90 days                                               5,821        5.90         4,905        4,907        5,210        5,176
Over 90 days                                               11,433        6.18        27,809       27,829        4,621        4,517
                                                      -----------  -----------  -----------  -----------  -----------  -----------
   Total . . . . . . . . . . . . . . . . . .          $   138,154        5.37%  $    38,037  $    38,066  $   145,999  $   145,426
                                                      ===========  ===========  ===========  ===========  ===========  ===========

      The Company retains the right to substitute similar type securities, and has the right to withdraw all collateral applicable to repo accounts whenever the collateral values are in excess of the related repurchase liabilities. At December 31, 2000, there were no material amounts of securities at risk with any one customer. The Company maintains control of these securities through the use of third-party safekeeping arrangements.

------------------------------------------------------------------------------
NOTE 9 - BORROWINGS
       Long-term borrowings at December 31 consisted of:

                                                                                                              2000        1999
                                                                                                          -----------  -----------
                                                                                                                 (in thousands)
Federal Home Loan Bank of Indianapolis Notes, Variable Rate, Due April 28, 2000                           $         0  $     5,000
Federal Home Loan Bank of Indianapolis Notes, 5.25%, Due December 28, 2001                                     10,000       10,000
Federal Home Loan Bank of Indianapolis Notes, 6.15%, Due June 24, 2003                                          1,300        1,300
Federal Home Loan Bank of Indianapolis Notes, 6.15%, Due January 15, 2018                                          49           49
Capital Leases                                                                                                     84          124
                                                                                                          -----------  -----------
  Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $    11,433  $    16,473
                                                                                                          ===========  ===========

      All notes require monthly interest payments and were secured by residential real estate loans and securities with a carrying value of $110,952,000 at December 31, 2000. At December 31, 2000, the Company owned $3,567,500 of Federal Home Loan Bank (FHLB) stock, which also secures debts to the FHLB. The capital leases had original terms of approximately three years and require monthly payments.
      In addition to the long-term borrowings, the Company has $50 million in variable rate notes with the FHLB at December 31, 2000. These notes mature at various times between April 23, 2001 and June 26, 2001. These notes are classified as short-term borrowings in the financial statements. The Company is authorized to borrow up to $100 million from the FHLB.

NOTE 10 - GUARANTEED PREFERRED BENEFICIAL INTERESTS
      In September 1997, Lakeland Capital Trust (Lakeland Trust) completed a public offering of 2 million shares of cumulative trust preferred securities (Preferred Securities) with a liquidation preference of $10 per security. The proceeds of the offering were loaned to the Company in exchange for subordinated debentures with terms similar to the Preferred Securities. The sole assets of Lakeland Trust are the subordinated debentures of the Company and payments thereunder. The subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of Lakeland Trust under the Preferred Securities. Distributions on the securities are payable quarterly at the annual rate of 9% of the liquidation preference and are included in interest expense in the consolidated financial statements. These securities are considered as Tier I capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2000, the outstanding principal balance of the subordinated debentures was $20,619,000. The principal balance of the subordinated debentures less the unamortized issuance costs constitute the guaranteed preferred beneficial interests in the Company's subordinated debentures in the financial statements.
      The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. Subject to the Company having received prior approval of the Federal Reserve if then required, the subordinated debentures are redeemable prior to the maturity date of September 30, 2027 at the option of the Company on or after September 30, 2002, or upon occurrence of specific events defined within the trust indenture. The Company has the option to defer distributions on the subordinated debentures from time to time for a period not to exceed 20 consecutive quarters.

NOTE 11 - EMPLOYEE BENEFIT PLANS
      Information as to the Company's pension plan at December 31 is as follows:

                                                                                                              2000        1999
                                                                                                          -----------  -----------
                                                                                                                 (in thousands)
Change in benefit obligation:
  Beginning benefit obligation                                                                            $     2,639  $    2,408
  Service cost                                                                                                    155         284
  Interest cost                                                                                                   186         171
  Curtailment                                                                                                    (598)          0
  Actuarial gain                                                                                                  (48)        (93)
  Benefits paid                                                                                                  (281)       (131)
                                                                                                          -----------  -----------
  Ending benefit obligation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2,053        2,639

Change in plan  assets  (primarily  money  market  funds
 and  equity and fixed income investments), at fair value:
   Beginning plan assets                                                                                        2,469        1,964
   Actual return                                                                                                  387          408
   Employer contribution                                                                                           59          228
   Benefits paid                                                                                                 (281         (131)
                                                                                                          -----------  -----------
   Ending plan assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2,634        2,469

Funded status:                                                                                                    581         (170)
Unrecognized net actuarial gain (loss)                                                                            (66)         133
Unrecognized prior service cost                                                                                     0          (22)
                                                                                                          -----------  -----------
Prepaid (accrued) benefit cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $       515  $       (59)
                                                                                                          ===========  ===========

------------------------------------------------------------------------------
NOTE 11 - EMPLOYEE BENEFIT PLANS (continued)
Net pension expense includes the following:

                                                                                                2000         1999         1998
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Service cost                                                                                 $       155  $       284  $       190
Interest cost                                                                                        186          171          144
Expected return on plan assets                                                                      (256)        (192)        (133)
Recognized net actuarial (gain) loss                                                                  (1)          23            2
Curtailment (gain)loss                                                                              (598)           0            0
                                                                                             -----------  -----------  -----------
  Net pension expense/(benefit)  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $      (514) $       286  $       203
                                                                                             ===========  ===========  ===========

The following assumptions were used in calculating the net pension expense:


Weighted average discount rate                                                                      8.00%        7.50%        6.75%
Rate of increase in future compensation                                                             4.50%        4.50%        4.50%
Expected long-term rate of return                                                                  10.00%       10.00%        8.00%

      On April 1, 2000, the Lakeland Financial Corporation Pension Plan was frozen. As a result of this curtailment, a gain was recognized in the income statement for the second quarter of 2000. The gain was included in the salaries and employee benefits line of the income statement.
      The Company maintains a 401(k) profit sharing plan for all employees meeting age and service requirements. The Company contributions are based upon the rate of return on stockholders' equity as of January 1st of each year. The expense recognized was $499,000, $344,000 and $401,000 in 2000, 1999 and 1998,
respectively.

NOTE 12 - OTHER EXPENSE
      Other expense for the years ended December 31, was as follows:

                                                                                                 2000         1999         1998
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Data processing fees and supplies                                                            $     2,078  $     2,036  $     1,605
Corporate and business development                                                                   761          861          750
Advertising                                                                                          577          436          422
Office supplies                                                                                      591          687          488
Telephone and postage                                                                              1,241        1,375        1,377
Regulatory fees and FDIC insurance                                                                   250          160          138
Amortization of intangible assets                                                                    924          957          942
Miscellaneous                                                                                      3,340        2,803        2,622
                                                                                             -----------  -----------  -----------
  Total other expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $     9,762  $     9,315  $     8,344
                                                                                             ===========  ===========  ===========

NOTE 13 - INCOME TAXES
      Income tax expense for the years ended December 31, consisted of the following:

                                                                                                 2000         1999         1998
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Current federal                                                                              $     4,249  $     2,998  $     2,829
Deferred federal                                                                                    (300)         120           54
Current state                                                                                        252          933          982
Deferred state                                                                                       (85)          34           61
                                                                                             -----------  -----------  -----------
  Total income tax expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $     4,116  $     4,085  $     3,926
                                                                                             ===========  ===========  ===========

      Income tax expense included $0, $531,000 and $498,000 applicable to security transactions for 2000, 1999 and 1998. The differences between financial statement tax expense and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes were as follows:

                                                                                                 2000         1999         1998
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Income taxes at statutory federal rate                                                       $     4,569  $     4,217  $     4,017
Increase (decrease) in taxes resulting from:
  Tax exempt income                                                                                 (648)        (884)        (839)
  Nondeductible expense                                                                              167          198          192
  State income tax, net of federal tax effect                                                        110          638          688
  Net operating loss, Gateway                                                                        (29)         (29)         (29)
  Tax credits                                                                                        (48)         (48)         (33)
  Other                                                                                               (5)          (7)         (70)
                                                                                             -----------  -----------  -----------
    Total income tax expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $     4,116  $     4,085  $     3,926
                                                                                             ===========  ===========  ===========

------------------------------------------------------------------------------

NOTE 13 - INCOME TAXES (continued)
      The net deferred tax asset recorded in the consolidated balance sheets at December 31, consisted of the following:

                                                                                          2000                      1999
                                                                                ------------------------  ------------------------
                                                                                  Federal       State       Federal       State
                                                                                -----------  -----------  -----------  -----------
Deferred tax assets:                                                                              (in thousands)
  Bad debts                                                                     $     2,358  $       589  $     2,153  $       538
  Pension and deferred compensation liability                                           411          103          535          134
  Net operating loss carryforward                                                       288            0          288            0
  Other                                                                                 229           61          190           48
                                                                                -----------  -----------  -----------  -----------
                                                                                      3,286          753        3,166          720

Deferred tax liabilities:
  Accretion                                                                              33            8           24            6
  Depreciation                                                                          499          125          467          117
  Mortgage servicing rights                                                             482          121          496          124
  State taxes                                                                           125            0           96            0
  Leases                                                                                224           56          301           75
  Deferred loan fees                                                                    306           76          465          116
  Other                                                                                   0            0            0            0
                                                                                -----------  -----------  -----------  -----------
                                                                                      1,669          386        1,849          438
Valuation allowance                                                                     138            0          138            0
                                                                                -----------  -----------  -----------  -----------
Net deferred tax asset . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     1,479  $       367  $     1,179  $       282
                                                                                ===========  ===========  ===========  ===========

      In addition to the net deferred tax assets included above, the deferred income tax asset allocated to the unrealized net loss on securities available for sale included in equity was $136,000 and $3,147,000 for 2000 and 1999.

NOTE 14 - ACQUISITIONS
      On February 20, 1998, the Company acquired the Peru, Indiana and Greentown, Indiana offices of National City Bank. These acquisitions were accounted for using the purchase method of accounting. The results of the operations of the acquired offices are included in the income statement of the Company beginning as of the purchase date.
      The branch acquisitions were not considered to be acquisitions of a business since, among other things, approximately 87% of the $34,335,000 in assets received were in the form of cash and only a relatively small portion of the assets were in the form of loans. The future earnings from the assets acquired will be primarily dependent on the effective use of the cash and, thus, historical operating results of the branches acquired would not be indicative of future results. Accordingly, only summary information regarding the effect of the acquisition on the balance sheet is presented.

                                                                 (in thousands)
Assets:                                                            -----------
  Cash and due from banks                                          $    30,020
  Loans                                                                     14
  Land, premises and equipment                                           1,584
  Intangible assets                                                      2,717
Liabilities:
  Deposits                                                         $    34,321
  Other liabilities                                                         14

NOTE 15 - RELATED PARTY TRANSACTIONS
      Loans to principal officers, directors, and their affiliates in 2000 were as follows:

                                                                 (in thousands)
                                                                   -----------
Beginning balance                                                  $    24,718
New loans and advances                                                  70,737
Effect of changes in related parties                                      (235)
Repayments                                                             (69,484)
                                                                   -----------
Ending balance . . . . . . . . . . . . . . . . . . . . . . . . . . $    25,736
                                                                   ===========

      Deposits from principal officers, directors, and their affiliates at year-end 2000 and 1999 were $7,486,000 and $7,422,000.

------------------------------------------------------------------------------
NOTE 16 - STOCK OPTIONS
      A stock option plan was approved by shareholders at the annual meeting in April, 1998. The plan requires that the exercise price for the options is the market price at the date the options are granted. The maximum option term is ten years and the options vest over 3 to 5 years. A summary of the activity in the plan follows:

                                                                2000                      1999                     1998
                                                      ------------------------  ------------------------  ------------------------
                                                                    Weighted-                 Weighted-                 Weighted-
                                                                     Average                   Average                   Average
                                                                    Exercise                  Exercise                  Exercise
                                                        Shares        Price       Shares        Price       Shares        Price
                                                      -----------  -----------  -----------  -----------  -----------  -----------
Outstanding at beginning of the year                      290,270  $     22.58      188,935  $     24.60            0  $      0.00
Granted                                                   217,150        14.27      113,910        19.33      195,145        24.60
Exercised                                                       0         0.00            0         0.00            0         0.00
Forfeited                                                  52,650        21.03       12,575        23.49        6,210        24.38
                                                      -----------  -----------  -----------  -----------  -----------  -----------
Outstanding at end of the year . . . . . . . . . . .      454,770  $     18.79      290,270  $     22.58      188,935  $     24.60
                                                      ===========  ===========  ===========  ===========  ===========  ===========

Options exercisable at end of the year                     22,700  $     23.29            0  $      0.00          925  $     28.00
Weighted-average fair value of options granted
   during the year                                                 $      7.07               $      7.46               $      9.80

Options outstanding at year-end 2000 were as follows:

                                                                                    Outstanding                  Exercisable
                                                                                ------------------------  ------------------------
                                                                                              Weighted-
                                                                                               Average                  Weighted-
                                                                                              Remaining                  Average
                                                                                             Contractual                Exercise
                                                                                  Number        Life        Number        Price
                                                                                -----------  -----------  -----------  -----------
Range of exercise prices
$11.20 - $14.00                                                                     103,800          9.4          600  $     13.50
$14.01 - $16.80                                                                     100,550          9.0        1,200  $     15.13
$16.81 - $19.60                                                                      97,410          7.7        5,200  $     19.44
$22.40 - $25.20                                                                     138,660          6.8        9,700  $     24.38
$25.21 - $28.00                                                                      14,350          4.3        6,000  $     27.50
                                                                                -----------  -----------  -----------  -----------
Outstanding at year-end . . . . . . . . . . . . . . . . . . . . . . . . . . . .     454,770          8.0       22,700  $     23.29
                                                                                ===========  ===========  ===========  ===========

     Had compensation cost for stock options been recorded in the financial statements, net income and earnings per common share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                                                                                 2000         1999         1998
                                                                                             -----------  -----------  -----------
Net income (in thousands) as reported                                                        $     9,322  $     8,319  $     7,888
Pro forma net income (in thousands)                                                          $     8,497  $     7,799  $     7,752


Basic earnings per common share as reported                                                  $      1.60  $      1.43  $      1.36
Pro forma basic earnings per common share                                                    $      1.46  $      1.34  $      1.33
Diluted earnings per common share as reported                                                $      1.60  $      1.43  $      1.36
Pro forma diluted earnings per common share                                                  $      1.46  $      1.34  $      1.33

The pro forma effects are computed with option pricing models, using the following weighted-average assumptions as of the grant date:

                                                                                                 2000         1999         1998
                                                                                             -----------  -----------  -----------
Risk-free interest rate                                                                            5.81%        5.26%        5.53%
Expected option life                                                                          4.98 years   4.94 years   4.91 years
Expected price volatility                                                                         79.88%       44.00%       40.75%
Dividend yield                                                                                     2.46%        1.47%        1.44%

------------------------------------------------------------------------------
NOTE 17 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS
      The Company and Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000 and 1999, that the Company and Bank meet all capital adequacy requirements to which they are subject.
      As of December 31, 2000, the most recent notification from the federal regulators categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's or Bank's category.

                                                                                                           Minimum Required To Be
                                                                                   Minimum Required        Well Capitalized Under
                                                                                      For Capital            Prompt Corrective
                                                              Actual               Adequacy Purposes         Action Regulations
                                                      ------------------------  ------------------------  ------------------------
                                                        Amount        Ratio       Amount        Ratio       Amount        Ratio
                                                      -----------  -----------  -----------  -----------  -----------  -----------
As of December 31, 2000:                                                             (in thousands)
Total Capital (to Risk Weighted Assets)
  Consolidated                                        $    82,537       10.24%  $    64,496        8.00%  $    80,621       10.00%
  Bank                                                $    81,020       10.06%  $    64,434        8.00%  $    80,542       10.00%
Tier I Capital (to Risk Weighted Assets)
  Consolidated                                        $    75,414        9.35%  $    32,248        4.00%  $    48,372        6.00%
  Bank                                                $    73,896        9.17%  $    32,217        4.00%  $    48,325        6.00%
Tier I Capital (to Average Assets)
  Consolidated                                        $    75,414        7.20%  $    41,874        4.00%  $    52,343        5.00%
  Bank                                                $    73,896        7.06%  $    41,850        4.00%  $    52,313        5.00%

As of December 31, 1999:
Total Capital (to Risk Weighted Assets)
  Consolidated                                        $    74,844       10.26%  $    58,330        8.00%  $    72,913       10.00%
  Bank                                                $    73,980       10.01%  $    59,144        8.00%  $    73,298       10.00%
Tier I Capital (to Risk Weighted Assets)
  Consolidated                                        $    67,986        9.32%  $    29,165        4.00%  $    43,748        6.00%
  Bank                                                $    67,458        9.12%  $    29,572        4.00%  $    44,358        6.00%
Tier I Capital (to Average Assets)
  Consolidated                                        $    67,986        6.77%  $    40,167        4.00%  $    50,208        5.00%
  Bank                                                $    67,458        6.72%  $    40,183        4.00%  $    50,228        5.00%

      Indiana law prohibits the Bank from paying dividends in an amount greater than its undivided profits. The Bank is required to obtain the approval of the DFI for the payment of any dividend if the total amount of all dividends declared by the Bank during the calendar year, including the proposed dividend, would exceed the sum of the retained net income for the year to date combined with its retained net income for the previous two years. Indiana law defines "retained net income" to mean the net income of a specified period, calculated under the consolidated report of income instructions, less the total amount of all dividends declared for the specified period.
      The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its minimum capital requirements under applicable guidelines as of December 31, 2000. As of December 31, 2000, approximately $17 million was available to be paid as dividends to the Company by the Bank. Notwithstanding the availability of funds for dividends, however, the FDIC may prohibit the payment of any dividends by the Bank if the FDIC determines such payment would constitute an unsafe or unsound practice.

------------------------------------------------------------------------------
NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS
      The following table contains the estimated fair values and the related carrying values of the Company's financial instruments at December 31, 2000 and 1999. Items, which are not financial instruments, are not included.

                                                                                          2000                      1999
                                                                                ------------------------  ------------------------
                                                                                 Carrying    Estimated     Carrying    Estimated
                                                                                   Value     Fair Value      Value     Fair Value
                                                                                -----------  -----------  -----------  -----------
                                                                                                  (in thousands)
Financial assets:
  Cash and cash equivalents                                                     $    88,993  $    88,993  $    63,104  $    63,104
  Real estate mortgages held for sale                                                   183          183          862          862
  Securities available for sale                                                     293,608      293,608      271,421      271,421
  Loans, net                                                                        711,752      758,311      647,376      638,331
  Federal Home Loan Bank stock                                                        3,568        3,568        3,568        3,568
  Accrued interest income receivable                                                  6,727        6,727        5,402        5,402
  Loan servicing rights                                                               1,419        1,419        1,459        1,459
Financial liabilities:
  Certificates of deposit                                                          (560,249)    (562,396)    (498,520)    (498,654)
  All other deposits                                                               (285,080)    (285,080)    (249,723)    (249,723)
  Securities sold under agreements to repurchase                                   (138,154)    (138,243)    (121,374)    (122,189)
  Other short-term borrowings                                                       (61,924)     (61,924)     (74,000)     (74,000)
  Long-term debt                                                                    (11,433)     (11,457)     (16,473)     (16,213)
  Guaranteed preferred beneficial interests in Company's subordinated               (19,291)     (18,750)     (19,264)     (18,500)
    debentures
  Accrued interest expenses payable                                                  (5,041)      (5,041)      (3,391)      (3,391)

      For  purposes of the above  disclosures  of  estimated  fair value,  the following assumptions were used as of December 31, 2000 and 1999. The estimated fair value for cash, cash equivalents, accrued interest and Federal Home Loan Bank Stock is considered to approximate cost. Real estate mortgages held for sale are based upon the actual contracted price for those loans sold but not yet delivered, or the current FHLMC price for normal delivery of mortgages with similar coupons and maturities at year-end. The estimated fair value for securities and guaranteed preferred beneficial interests in the Company's subordinated debentures are based on quoted market rates for individual securities or for equivalent quality, coupon and maturity securities. The estimated fair value of loans is based on estimates of the rate the Company would charge for similar loans at December 31, 2000 and 1999, applied for the time period until estimated repayment. The estimated fair value of mortgage servicing rights is based upon valuation methodology, which considers current market conditions and historical performance of the loans being serviced. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for certificates of deposit and borrowings is based on estimates of the rate the Company would pay on such deposits or borrowings at December 31, 2000 and 1999, applied for the time period until maturity. The estimated fair value of short-term borrowed funds is considered to approximate carrying value. The estimated fair value of other financial instruments and off-balance sheet loan commitments approximate cost and are not considered significant to this presentation.
      While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that, were the Company to have disposed of such items at December 31, 2000 and 1999, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2000 and 1999, should not necessarily be considered to apply at subsequent dates.
      In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as land, premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of the Company's trust department, the trained work force, customer goodwill and similar items.

NOTE 19 - COMMITMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES
      During the normal course of business, the Company becomes a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These financial instruments include commitments to make loans and open-ended revolving lines of credit. Amounts as of December 31, 2000 and 1999, were as follows:

                                                                                          2000                      1999
                                                                                ------------------------  ------------------------
                                                                                   Fixed      Variable       Fixed      Variable
                                                                                   Rate         Rate         Rate         Rate
                                                                                -----------  -----------  -----------  -----------
                                                                                                  (in thousands)
Commercial loan lines of credit                                                 $    17,581  $   144,622  $    30,797  $   179,986
Commercial loan standby letters of credit                                                 0        7,845            0        6,783
Real estate mortgage loans                                                            1,470        1,289        2,424        1,030
Real estate construction mortgage loans                                                   0        1,478            0        1,762
Credit card open-ended revolving lines                                                7,356            0        6,584            0
Home equity mortgage open-ended revolving lines                                           0       37,460            0       31,521
Consumer loan open-ended revolving lines                                                  0        4,809            0        4,626
                                                                                -----------  -----------  -----------  -----------
   Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    26,407  $   197,503  $    39,805  $   225,708
                                                                                ===========  ===========  ===========  ===========

------------------------------------------------------------------------------
NOTE 19 - COMMITMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (continued) At December 31, 2000 and 1999, the range of interest rates for commercial loan commitments with a fixed rate was 4.92% to 14.50% and 4.92% to 12.50%. The range of interest rates for commercial loan commitments with variable rates was 6.63% to 13.50% and 6.93% to 12.50% at December 31, 2000 and 1999. The index on variable rate commercial loan commitments is principally the Company's base rate.
      Commitments, excluding open-ended revolving lines, generally have fixed expiration dates of one year or less. Credit card open-ended revolving lines of credit are normally reviewed bi-annually and other personal lines of credit are normally reviewed annually. Since many commitments expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company follows the same credit policy (including requiring collateral, if deemed appropriate) to make such commitments as is followed for those loans that are recorded in its financial statements.
      The Company's exposure to credit losses in the event of nonperformance is represented by the contractual amount of the commitments. Management does not expect any significant losses as a result of these commitments.

NOTE 20 - PARENT COMPANY STATEMENTS
      The Company operates primarily in the banking industry, which accounts for 100 percent of its revenues, operating income, and assets. Presented below are parent only financial statements:

                                                     CONDENSED BALANCE SHEETS
                                                                                                                 December 31
                                                                                                          ------------------------
                                                                                                              2000         1999
                                                                                                          -----------  -----------
                                                                                                                (in thousands)
ASSETS
Deposits with Lake City Bank                                                                              $     1,102  $       466
Investment in banking subsidiary                                                                               83,454       73,329
Investment in non-banking subsidiary                                                                              619          619
Other assets                                                                                                    1,909        1,705
                                                                                                          -----------  -----------
  Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    87,084  $    76,119
                                                                                                          ===========  ===========
LIABILITIES
Dividends payable and other liabilities                                                                   $     1,492  $     1,306
Subordinated debt                                                                                              20,619       20,619

STOCKHOLDERS' EQUITY                                                                                           64,973       54,194
                                                                                                          -----------  -----------
  Total liabilities and stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    87,084  $    76,119
                                                                                                          ===========  ===========

                                                  CONDENSED STATEMENTS OF INCOME
                                                                                                     Years Ended December 31
                                                                                             -------------------------------------
                                                                                                 2000         1999         1998
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Dividends from Lake City Bank                                                                $     5,019  $     3,928  $     2,182
Interest on deposits and repurchase agreements, Lake City Bank                                         5            5            6
Equity in undistributed income of subsidiaries                                                     5,535        5,547        6,870
Interest expense on subordinated debt                                                              1,800        1,800        1,800
Miscellaneous expense                                                                                208          120          134
                                                                                             -----------  -----------  -----------
INCOME BEFORE INCOME TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       8,551        7,560        7,124
  Income tax benefit                                                                                 771          759          764
                                                                                             -----------  -----------  -----------
NET INCOME . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $     9,322  $     8,319  $     7,888
                                                                                             ============  =========== ===========

------------------------------------------------------------------------------
NOTE 20 - PARENT COMPANY STATEMENTS (continued)

                                                CONDENSED STATEMENTS OF CASH FLOWS
                                                                                                     Years Ended December 31
                                                                                             -------------------------------------
                                                                                                 2000         1999         1998
                                                                                             -----------  -----------  -----------
                                                                                                        (in thousands)
Cash flows from operating activities:
  Net income                                                                                 $     9,322  $     8,319  $     7,888
  Adjustments to net cash from operating activities
     Equity in undistributed income of subsidiaries                                               (5,535)      (5,547)      (6,870)
     Other changes                                                                                   (17)         218         (175)
                                                                                             -----------  -----------  -----------
        Net cash from operating activities . . . . . . . . . . . . . . . . . . . . . . . . .       3,770        2,990          843
Cash flows from investing activities                                                                   0            0            0
Cash flows from financing activities                                                              (3,134)      (2,637)      (2,150)
                                                                                             -----------  -----------  -----------
Net increase (decrease) in cash and cash equivalents . . . . . . . . . . . . . . . . . . . .         636          353       (1,307)
Cash and cash equivalents at beginning of the year                                                   466          113        1,420
                                                                                             -----------  -----------  -----------
Cash and cash equivalents at end of the year . . . . . . . . . . . . . . . . . . . . . . . . $     1,102  $       466  $       113
                                                                                             ===========  ===========  ===========

NOTE 21 - EARNINGS PER SHARE
      Following are the factors used in the earnings per share computations:

                                                                                                 2000         1999         1998
                                                                                             -----------  -----------  -----------
Basic earnings per common share
   Net income                                                                                $ 9,322,000  $ 8,319,000  $ 7,888,000

   Weighted-average common shares outstanding                                                  5,813,984    5,813,984    5,813,984

   Basic earnings per common share                                                           $      1.60  $      1.43  $      1.36

Diluted earnings per common share
   Net income                                                                                $ 9,322,000  $ 8,319,000  $ 7,888,000

   Weighted-average common shares outstanding for
     basic earnings per common share                                                           5,813,984    5,813,984    5,813,984

   Add: Dilutive effect of assumed exercises of stock options                                         15            8            0

   Average shares and dilutive potential common shares                                         5,813,999    5,813,992    5,813,984

   Diluted earnings per common share                                                         $      1.60  $      1.43  $      1.36

 Stock options for 454,270 and 290,262 shares of common stock were not considered in computing diluted earnings per common share for 2000 and 1999 because they were antidilutive. The stock option plan was adopted in 1998.

------------------------------------------------------------------------------
NOTE 22 - SELECTED QUARTERLY DATA (UNAUDITED)

                                                                                    4th          3rd          2nd          1st
2000                                                                              Quarter      Quarter      Quarter      Quarter
                                                                                -----------  -----------  -----------  -----------
Interest income                                                                 $    21,074  $    20,398  $    19,743  $    18,835
Interest expense                                                                     12,137       11,650       10,818       10,396
                                                                                -----------  -----------  -----------  -----------
Net interest income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       8,937        8,748        8,925        8,439

Provision for loan losses                                                               499           92          400          215

Noninterest income                                                                    2,636        2,638        2,534        2,562
Noninterest expense                                                                   7,756        8,005        7,393        7,621
Income tax expense                                                                    1,014          974        1,165          963
                                                                                -----------  -----------  -----------  -----------
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $     2,304  $     2,315  $     2,501  $     2,202
                                                                                ===========  ===========  ===========  ===========

Basic earnings per common share                                                 $      0.39  $      0.40  $      0.43  $      0.38
                                                                                ===========  ===========  ===========  ===========
Diluted earnings per common share                                               $      0.39  $      0.40  $      0.43  $      0.38
                                                                                ===========  ===========  ===========  ===========




                                                                                    4th          3rd          2nd          1st
1999                                                                              Quarter      Quarter      Quarter      Quarter
                                                                                -----------  -----------  -----------  -----------
Interest income                                                                 $    18,215  $    17,689  $    17,075  $    16,416
Interest expense                                                                      9,737        9,260        9,126        8,970
                                                                                -----------  -----------  -----------  -----------
Net interest income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       8,478        8,429        7,949        7,446

Provision for loan losses                                                               260          550          275          225

Noninterest income                                                                    2,495        3,288        3,146        3,024
Noninterest expense                                                                   7,882        7,947        7,571        7,141
Income tax expense                                                                      833        1,128        1,090        1,034
                                                                                -----------  -----------  -----------  -----------
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $     1,998  $     2,092  $     2,159  $     2,070
                                                                                ===========  ===========  ===========  ===========

Basic earnings per common share                                                 $      0.34  $      0.36  $      0.37  $      0.36
                                                                                ===========  ===========  ===========  ===========
Diluted earnings per common share                                               $      0.34  $      0.36  $      0.37  $      0.36
                                                                                ===========  ===========  ===========  ===========

REPORT OF INDEPENDENT AUDITORS
------------------------------------------------------------------------------
Stockholders and Board of Directors
Lakeland Financial Corporation
Warsaw, Indiana

      We have audited the accompanying consolidated balance sheets of Lakeland Financial Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lakeland Financial Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.

      As disclosed in Note 1, during 1998 the Company adopted new accounting guidance on derivatives.


                                                Crowe, Chizek and Company  LLP
South Bend, Indiana
January 12, 2001


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS


      Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations and were prepared in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements; amounts that are based on estimates and judgments, which it believes, are reasonable under the circumstances.
      The Company maintains a system of internal controls designed to provide reasonable assurance that all assets are safeguarded, financial records are reliable for preparing consolidated financial statements and the Company complies with laws and regulations relating to safety and soundness which are designated by the FDIC and other appropriate federal banking agencies. The selection and training of qualified personnel and the establishment and communication of accounting and administrative policies and procedures are elements of this control system. The effectiveness of the internal control system is monitored by a program of internal audit and by independent certified public accountants (independent auditors). Management recognizes that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. Management believes the Company's system provides the appropriate balance between costs of controls and the related benefits.
      The independent auditors have audited the Company's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of the reported operating results and financial position. The Board of Directors of the Company has an Audit Review Committee composed of five non-management Directors. The Committee meets periodically with the internal auditors and the independent auditors.

Management's Discussion and Analysis of Financial Condition and Results of Operations
------------------------------------------------------------------------------
FINANCIAL CONDITION

Growth and Expansion

     The Company's growth continued in 2000 through the addition of one new office and the ongoing growth in existing offices. Since 1995, the Company has added twenty new offices through acquisition and internal growth. As of December 31, 2000, the Company had 43 offices serving 15 counties in north central Indiana. This growth was evidenced by a 10.5% increase in total assets, which were $1.1 billion as of December 31, 2000 versus $1.0 billion in 1999. In October, the Company opened a second office in Allen County, the second largest trading area in the state. The Company intends to open a third office in both Allen and St. Joseph Counties in 2001 and also continues to evaluate expansion opportunities. The Company will consider future opportunities with an emphasis on markets that it believes would be receptive to its business philosophy of local, independent banking.
     The Company experienced a $109.3 million, or 10.5% growth in assets from $1.0 billion in 1999 to $1.1 billion in 2000. The primary increase occurred in total loans, which increased 9.9%, or $65.0 million, from $653.9 million in 1999 to $718.9 million in 2000. Commercial loans grew 16.0% from $422.1 million to $ 489.5 million, an increase of $67.4 million versus 1999. Consumer loans decreased $8.3 million, or 4.5%, versus 1999. During 2000, the Company strategically focused on loan growth in the commercial loan portfolio that historically produces higher returns than the consumer loan portfolio. Mortgage loans increased 12.5%, or $5.9 million, versus 1999 to $52.7 million, reflecting the Company's decision to retain a higher volume of mortgage loans versus selling the loans in the secondary market. Core deposits, total deposits and securities sold under agreements to repurchase (repurchase agreements) increased $113.9 million, or 13.1% from $869.6 million in 1999 to $983.5 million in 2000. Large time deposits, which are primarily short-term, increased $54.4 million, or 43.2% from $125.9 million in 1999 to $180.3 million in 2000. The Company utilized these deposit increases to fund the loan and other asset growth that occurred during 2000.
     The Company reached a milestone in 1999, as total assets exceeded $1.0 billion as of December 31, 1999. This represented an increase of $60.9 million, or 6.2%, over December 31, 1998. Total loans increased 21.4% to $653.9 million as of December 31, 1999. Total securities decreased 17.2% to
271.4 million as of December 31, 1999. This change in the asset mix resulted from management's decision to employ the funding received from the branch acquisitions late in 1997 and early in 1998 to fund loan growth. Prior to 1999, this funding was invested in the securities portfolio until such time as it was required to fund loan growth. The Company also believes that it employed a more aggressive funding strategy in 1999. Emphasis was placed on growth in relationship type accounts. Therefore, while total deposits increased 1.0%, growth in checking accounts and the Investor's Weekly products were 15.4% and 25.4%, respectively. The Company also emphasized the sale of cash management accounts during the year that resulted in a 40.2% increase in overnight repurchase agreements. This growth, combined with a greater use of short-term FHLB borrowings, resulted in an increase in short-term borrowings of 44.0%, to $195.4 million as of December 31, 1999.

Liquidity

     Management maintains a liquidity position that it believes will adequately provide funding for loan demand and deposit run-off that may occur in the normal course of business. The Company relies on a number of different sources in order to meet these potential liquidity demands. The primary sources are increases in deposit accounts and cash flows from loan payments and the securities portfolio. Given current prepayment assumptions, the cash flow from the securities portfolio is expected to provide approximately $66.0 million of funding in 2001.
     In addition to these primary sources of funds, management has several secondary sources available to meet potential funding requirements. As of December 31, 2000, the Company had $78.5 million in Federal fund lines with correspondent banks and may borrow up to $100 million at the Federal Home Loan Bank of Indianapolis. On October 1, 1998, the Company transferred all securities in its held to maturity portfolio to its available for sale (AFS) portfolio as permitted by the early adoption of SFAS No. 133. This increased the possible sources the Company may access due to the fact that these securities may be sold to meet any funding demands. Management believes that the securities in the AFS portfolio are of high quality and would therefore be marketable. Approximately 85.8% of this portfolio is comprised of U.S. Treasury securities, Federal agency securities or mortgage-backed securities directly or indirectly backed by the Federal government. The Company has historically sold mortgage loans on the secondary market to reduce interest rate risk and to create an additional source of funding.
     During 2000, cash and cash equivalents increased $25.9 million from $63.1 million to $89.0 million as of December 31, 2000. A $97.1 million increase in deposit balances was the primary driver behind this change. Other sources of funds included proceeds from calls and maturities of securities totaling $38.8 million and proceeds from the sales of loans of $22.5 million. A rising rate environment contributed to a slowing demand for residential real estate mortgage loans and resulted in a decrease in proceeds from the sale of mortgage loans. In addition, the Company did not generate any securities gains in 2000 versus securities gains of $1.3 million in 1999. The major uses of funds included an increase in loans, purchases of securities and fixed asset additions. Loans increased approximately $65.6 million, which was net of approximately $21.4 million of loans originated and sold during 2000. Purchases of securities totaled $54.3 million and purchases of land, premises and equipment were $2.4 million.
     During 1999, cash and cash equivalents increased $1.6 million to $63.1 million as of December 31, 1999. Lower interest rates prevailed in 1999 thereby maintaining a demand for residential real estate loans. Proceeds from the sale of loans were $82.8 million in 1999. Other sources of funds included proceeds from sales, calls and maturities of securities totaling $110.1 million. The sale of loans and securities also contributed $2.6 million to pre-tax income. The major uses of funds included an increase in loans, purchases of securities and fixed asset additions. Net loans increased approximately $115.9 million in 1999, which was net of approximately $79.3 million of loans originated and sold during 1999. Purchases of securities were $65.5 million and fixed asset additions were $3.9 million.
     During 1998, cash and cash equivalents increased $11.7 million from $49.8 million to $61.5 million as of December 31, 1998. The cash and cash equivalents increased in 1998 partially as a result of a $92.0 million increase in deposit accounts, which did not include deposits acquired in conjunction with office acquisitions, a slight increase in short-term borrowings and cash flows from loan and security payments. The net proceeds from the acquisition of offices from another financial institution in February 1998 added approximately $30.0 million. Historically low interest rates generated a significant increase in residential real estate mortgage loan demand. This increase resulted in proceeds from the sale of loans of $64.6 million in 1998 versus $27.4 million in 1997. The low rate environment also provided the Company with an opportunity to sell securities from the AFS portfolio at significant gains. Proceeds from the sales of securities during 1998 were $65.4 million. The sales of loans and securities provided a source of funds to meet increased funding demands and added approximately $2.7 million to pre-tax income. Primary uses included the funding of increased loan volume, the purchase of securities and fixed asset additions. Loans increased approximately $80.8 million during 1998, net of approximately $63.0 million of loans originated and sold during the year. During 1998, $223.0 million of securities were purchased and approximately $4.0 million was directed to the fixed asset additions, exclusive of fixed assets added through office acquisitions.

Asset/Liability Management (ALCO) and Securities

     Interest rate risk represents the Company's primary market risk exposure. The Company does not have material exposure to foreign currency exchange risk, does not own any derivative financial instruments and does not maintain a trading portfolio. The Board of Directors annually reviews and approves the ALCO policy used to manage interest rate risk. This policy sets guidelines for balance sheet structure, which are designed to protect the Company from the impact that interest rate changes could have on net income, but does not necessarily indicate the effect on future net interest income. Given the Company's mix of interest bearing liabilities and interest bearing assets on December 31, 2000, the net interest margin could be expected to decline in a falling interest rate environment and conversely, to increase in a rising rate environment. During January, 2001 the Federal Reserve lowered the target for the Federal Funds rate on two occasions by a total of 100 basis points. These actions caused a corresponding decrease in Lake City Bank's Prime rate from 9.50% to 8.50%. As a result, these rate decreases have had an adverse impact on the Company's net

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
------------------------------------------------------------------------------
interest margin subsequent to the conclusion of fiscal 2000. The Company utilizes a computer program to stress test the balance sheet under a wide variety of interest rate scenarios. The model quantifies the income impact of changes in customer preference for products, basis risk between the assets and the liabilities that support them and the risk inherent in different yield curves, as well as other factors. The ALCO committee reviews these possible outcomes and makes loan, investment and deposit decisions that maintain reasonable balance sheet structure in light of potential interest rate movements. Although management does not consider GAP ratios in this planning, the information can be used in a general fashion to look at asset and liability mismatches. The Company's cumulative GAP ratio as of December 31, 2000, for the next 12 months is a negative 24.8% of earning assets.
     The following tables provide information regarding the Company's financial instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the tables present principal cash flows and related weighted-average interest rates by contractual maturities, as well as the Company's historical experience of the impact of interest-rate fluctuations on the prepayment of residential and home equity loans and mortgage-backed securities. For core deposits such as demand deposits, interest-bearing checking, savings and money market deposits that have no contractual maturity, the tables present principal cash flows and, as applicable, related weighted-average interest rates. These factors are based upon the Company's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. Weighted-average variable rates are based upon rates existing at the reporting date.

                                                                                  2000
                                                                 Principal/Notional Amount Maturing in:
                                         -----------------------------------------------------------------------------------------
                                                                         (Dollars in thousands)
                                         -----------------------------------------------------------------------------------------

                                                                                                                          Fair
                                                                                                                          Value
                                          Year 1     Year 2     Year 3     Year 4     Year 5    Thereafter    Total      12/31/00
                                         ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Rate sensitive assets:
  Fixed interest rate loans              $ 114,061  $  73,736  $  74,395  $  58,977  $  21,153  $   12,893  $  355,215  $  364,107
  Average interest rate                      8.86%      8.77%      8.61%      8.33%      8.70%       8.21%       8.66%
  Variable interest rate loans           $ 318,843  $   1,335  $   1,263  $   1,227  $   1,235  $   39,941  $  363,844  $  362,942
  Average interest rate                      9.75%     14.57%     14.67%     14.81%     14.85%      14.12%      10.29%
  Fixed interest rate securities         $  46,587  $  21,808  $  29,764  $  21,118  $  19,565  $  151,920  $  290,762  $  290,452
  Average interest rate                      5.75%      6.53%      6.22%      6.51%      6.65%       6.46%       6.34%
  Variable interest rate securities      $     314  $     321  $     328  $     337  $     345  $    1,544  $    3,189  $    3,156
  Average interest rate                      6.19%      6.62%      6.59%      6.56%      6.53%       6.58%       6.54%
  Other interest-bearing assets          $   4,311          -          -          -          -           -  $    4,311  $    4,311
  Average interest rate                      6.50%          -          -          -          -           -       6.50%
Rate sensitive liabilities:
  Noninterest bearing checking           $   8,559  $   7,638  $   1,383  $   1,317  $   1,926  $  143,783  $  164,606  $  164,606
  Average interest rate                          -          -          -          -          -           -           -
  Savings & interest bearing checking    $   5,257  $   4,746  $   4,215  $   3,829  $   3,070  $   99,357  $  120,474  $  120,474
  Average interest rate                      1.82%      1.82%      1.82%      1.82%      1.82%       1.75%       1.76%
  Time deposits                          $ 502,545  $  37,820  $  12,117  $   3,762  $   3,126  $      879  $  560,249  $  561,951
  Average interest rate                      5.96%      6.15%      5.89%      5.60%      6.01%       5.54%       5.97%
  Fixed interest rate borrowings         $ 147,978  $  12,100  $   1,433          -          -  $   19,291  $  180,802  $  180,904
  Average interest rate                      5.50%      5.48%      6.15%          -          -       9.00%       5.87%
  Variable interest rate borrowings      $  50,000          -          -          -          -           -  $   50,000  $   50,000
  Average interest rate                      6.60%          -          -          -          -           -       6.60%


                                                                                  1999
                                                                 Principal/Notional Amount Maturing in:
                                         -----------------------------------------------------------------------------------------
                                                                         (Dollars in thousands)
                                         -----------------------------------------------------------------------------------------
                                                                                                                          Fair
                                                                                                                          Value
                                          Year 1      ear 2     Year 3     Year 4     Year 5    Thereafter    Total      12/31/99
                                         ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Rate sensitive assets:
  Fixed interest rate loans              $  78,484  $  56,049  $  49,134  $  58,882  $  80,464  $   29,188  $  352,201  $  343,652
  Average interest rate                      8.65%      8.69%      8.66%      8.29%      7.97%       7.98%       8.39%
  Variable interest rate loans           $ 264,375  $   1,657  $   1,442  $   1,300  $   1,142  $   32,643  $  302,559  $  302,062
  Average interest rate                      8.93%     10.25%     10.18%     10.26%     10.80%       8.98%       8.96%
  Fixed interest rate securities         $  18,233  $  47,209  $  22,150  $  26,985  $  21,305  $  139,405  $  275,287  $  267,414
  Average interest rate                      6.54%      5.65%      6.42%      6.10%      6.38%       6.11%       6.10%
  Variable interest rate securities      $     209  $     206  $     218  $     231  $     245  $    2,968  $    4,077  $    4,007
  Average interest rate                      6.36%      6.69%      6.69%      6.69%      6.69%       6.98%       6.88%
  Other interest-bearing assets          $   3,783          -          -          -          -           -  $    3,783  $    3,783
  Average interest rate                      5.50%          -          -          -          -           -       5.50%
Rate sensitive liabilities:
  Noninterest bearing checking           $   7,103  $   6,338  $   1,147  $   1,093  $   1,598  $  119,316  $  136,595  $  136,595
  Average interest rate                          -          -          -          -          -           -           -
  Savings & interest bearing checking    $   4,669  $   4,216  $   3,744  $   3,401  $   2,727  $   94,371  $  113,128  $  113,128
  Average interest rate                      1.82%      1.82%      1.82%      1.82%      1.82%       1.75%       1.76%
  Time deposits                          $ 414,773  $  61,477  $  11,922  $   5,623  $   3,069  $    1,656  $  498,520  $  498,654
  Average interest rate                      5.13%      5.71%      5.75%      5.38%      5.46%       5.55%       5.22%
  Fixed interest rate borrowings         $ 129,574  $  20,800          -  $   1,473          -  $   19,264  $  171,111  $  170,902
  Average interest rate                      4.60%      5.58%          -      6.15%          -       9.00%       5.23%
  Variable interest rate borrowings      $  60,000          -          -          -          -           -  $   60,000  $   60,000
  Average interest rate                      5.42%          -          -          -          -           -       5.42%

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
------------------------------------------------------------------------------
     These tables illustrate the Company's growth during 2000. Increases in variable rate loans, fixed rate loans, fixed rate securities, noninterest bearing checking deposits and time deposits primarily reflect the growth of the Company's existing offices. The increase in loans during 2000 was driven primarily by strong growth in the Company's commercial loan portfolio. The increase in demand deposits, which are noninterest bearing, and time deposits, which are primarily short-term, were utilized to fund the increase in the loan and securities portfolios.
     During 1999, LCB Investments Limited was formed to manage a portion of the Company's investment portfolio. LCB Investments Limited, a Bermuda-based partnership, is a subsidiary of Lake City Bank and is included in the consolidation of the Company's financial statements.
     The Company's investment portfolio consists of U.S. Treasuries, agencies, mortgage-backed securities, municipal bonds and corporate bonds. During 2000, purchases in the securities portfolio consisted primarily of mortgage-backed securities. As of December 31, 2000, the Company's investment in mortgage-backed securities represented approximately 70.7% of total securities and consisted of CMOs and mortgage pools issued by GNMA, FNMA and FHLMC. The
Federal government backs these securities, directly or indirectly. All mortgage securities purchased by the Company are within risk tolerances for price, prepayment, extension and original life risk characteristics contained in the Company's investment policy. The Company uses Bloomberg analytics to evaluate and monitor all purchases. As of December 31, 2000, the securities in the AFS portfolio had a three year average life with approximately 9.9% price depreciation in the event of a 300 basis points upward movement. The portfolio had approximately 5.6% price appreciation in the event of a 300 basis point downward movement in rates. As of December 31, 2000, all mortgage securities were performing in a manner consistent with management's original expectations.

Capital Management

     The Company believes that a strong, aggressively managed capital position is critical to long-term earnings and expansion. Bank regulatory agencies exclude the market value adjustment created by SFAS No. 115 (AFS adjustment) from capital adequacy calculations. Excluding this adjustment from the calculation, the Company had Tier I leverage capital, Tier I risk based capital and Tier II risk based capital ratios of 7.2%, 9.4% and 10.2%, respectively as of December 31, 2000. These ratios met or exceeded the FDIC "well-capitalized" minimums of 5.0%, 6.0% and 10.0%, respectively.
     The ability to maintain and grow these ratios is a function of the balance between net income and a prudent dividend policy. Total stockholders' equity increased by 19.9%, to $65.0 million as of December 31, 2000, from $54.2 million as of December 31, 1999. The increase in 2000 resulted from net income of $9.3 million less the following factors: (1) cash dividends of $3.0 million, (2) a favorable change in the AFS adjustment of $4.6 million net of tax, and (3) $123,000 for the purchase of treasury stock. This 2000 AFS adjustment reflected a 250 basis point decrease in two to five year U.S. Treasury rates during 2000. Due to the fact that the securities portfolio is primarily fixed rate, a negative equity adjustment would likely occur if interest rates increased. Management has factored this into the determination of the size of the AFS portfolio to assure that stockholders' equity is adequate under various scenarios. The 1999 decrease of $962,000 resulted from net income of $8.3 million less the following: (1) cash dividends declared of $2.5 million, (2) an unfavorable AFS adjustment of $6.6 million, net of tax, and (3) $87,000 for the purchase of treasury stock. This 1999 AFS adjustment reflected a 350 basis point increase in two to five year U. S. Treasury rates during 1999.
     Other than those discussed in this management discussion, management is not aware of any known trends, events or uncertainties that would have a material effect on the Company's liquidity, capital and results of operations. In addition, management is not aware of any regulatory recommendations that, if implemented, would have such an effect.

Allowance for Credit Risk

     At December 31, 2000, the allowance for loan losses was $7.1 million, or 0.99% of total loans outstanding, versus $6.5 million, or 1.00%, of total loans outstanding at December 31, 1999. The process of identifying probable credit losses is a subjective process. Therefore, the Company maintains a general allowance to cover all credit losses within the entire portfolio. The methodology management uses to determine the adequacy of the loan loss reserve includes the following:

-    Management   reviews  the  larger  individual  loans  (primarily  in  the commercial loan portfolio) for unfavorable collectability factors (including impairment) and assesses the requirement for specific reserves on such credits. For those loans not subject to specific review, management reviews historical loan loss experience and ratios to establish trends in charge-offs by loan category. The ratios of net charge-offs to a particular type of loan enables management to establish probable losses by loan category and thereby establish appropriate reserves for loans that are not specifically reviewed.

- Management reviews the current economic conditions of its lending market to determine the effect by loan category, as well as the effect on the aggregate loan portfolio.

- Management reviews delinquent loan reports to determine risk of loss. High delinquencies are generally indicative of an increase in loan losses.

     As a result of the methodology in determining the adequacy of the allowance for loan losses, the provision for loan losses was $1.2 million in 2000 versus $1.3 million in 1999. The slight decrease in the provision for loan losses was primarily related to slower overall loan growth in 2000. During 2000 a decision was made de-emphasize indirect consumer lending. This action contributed to a decline in the consumer loan portfolio of $8.3 million versus an increase of $53.7 million in 1999. Overall, net loan growth in 2000 was $65.0 million versus $115.9 million in 1999. As of December 31, 2000, loans past due 90 days or more and still accruing were $6.8 million (excluding impaired loans) versus $171,000 as of year end 1999 and nonaccrual loans were $206,000 versus $329,000 as of year end 1999. The increase in loans past due 90 days or more and still accruing resulted primarily from the inclusion of two commercial loans totaling $6.2 million, or approximately 90% of the $6.8 million in this category. Of this amount, $1.4 million was paid off subsequent to the end of the fiscal year. A second loan of $4.8 million matured in the fourth quarter of 2000 and has therefore been included in this category. The borrower is current on all interest under the matured facility. The Company has reached an agreement with a bank participant and the borrower to extend the terms of the financing and anticipates that the extension will be completed during the first quarter of 2001.
     Overall, the trend in non-performing loans reflects the weakening economic conditions in some of the Company's markets, as well as the general economic weakness prevalent throughout much of the country. The Company believes that its' overall expansion strategy has employed a credit risk management approach that promotes diversification and therefore creates a balanced portfolio with appropriate risk parameters.
     The Company has experienced growth in total loans over the last three years of $260.2 million, or 56.7%. The concentration of this loan growth was in the commercial loan portfolio. Commercial loans comprised 61.3%, 57.4% and 56.0% of the total loan portfolio at December 31, 2000, 1999 and 1998, respectively. Management believes that it is prudent to continue to provide for loan losses at the current levels due to this historical loan growth and current economic conditions.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
------------------------------------------------------------------------------
Inflation

     The effects of price changes and inflation can vary substantially for most financial institutions. While management believes that inflation affects the growth of total assets, it believes that it is difficult to assess the overall impact. Management believes this to be the case due to the fact that generally neither the timing nor the magnitude of the inflationary changes in the consumer price index (CPI) coincides with changes in interest rates. The price of one or more of the components of the CPI may fluctuate considerably and thereby influence the overall CPI without having a corresponding affect on interest rates or upon the cost of those goods and services normally purchased by the Company. In years of high inflation and high interest rates, intermediate and long-term interest rates tend to increase, thereby adversely impacting the market values of investment securities, mortgage loans and other long-term fixed rate loans. In addition, higher short-term interest rates caused by inflation tend to increase the cost of funds. In other years, the reverse situation may occur.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
------------------------------------------------------------------------------
RESULTS OF OPERATIONS

2000 versus 1999

     The Company reported record net income of $9.3 million in 2000, an increase of $1.0 million, or 12.1% versus net income of $8.3 million in 1999. The increase resulted in part from a $109.3 million, or 10.5% growth in assets from $1.0 billion in 1999 to $1.1 billion in 2000. The primary increase occurred in total loans, which increased 9.9%, or $65.0 million, from $653.9 million in 1999 to $718.9 million in 2000.
     Net interest income increased $2.7 million, or 8.5%, to $35.0 million versus $32.3 million in 1999. Interest income increased $10.7 million, or 15.4%, from $69.4 million in 1999 to $80.1 million in 2000. The increase occurred as a result of earning asset growth of $86.4 million, or 9.4%, from $923.4 million in 1999 to over $1.0 billion in 2000. In addition, an overall increase in interest rates that began at the end of 1999 and continued during the first half of 2000 contributed to the increase in interest income. The Company had a net interest margin of 3.72% in 2000 versus 3.70% in 1999. Interest expense increased $7.9 million to $45.0 million, an increase of 21.3% versus $37.1 million in 1999. Deposits increased to fund the loan growth during 2000, driven primarily by an increase in time deposits. Increases in noninterest bearing demand deposits of $28.0 million and Investor's Weekly accounts of $9.2 million versus 1999 also contributed to the funding of loan growth in 2000. The growth in relationship type accounts has been a core funding strategy of the Company during 1999 and 2000. The Company believes that the growth in the loan portfolio will continue in conjunction with the ongoing funding strategy that was implemented in 1999.
     The Company believes that it maintained strong asset quality in 2000. Nonaccrual loans were $206,000, or 0.03% of total loans versus $ 329,000, or 0.05% of total loans in 1999. There were no loans classified as impaired in 2000 and one loan of $246,000 classified as impaired in 1999. Net charge-offs were $604,000, or 0.09% of average daily loans in 2000 versus $298,000, or 0.05% of average daily loans in 1999. The provision for loan loss expense was $1.2 million in 2000, resulting in an allowance for loan losses at December 31, 2000 of $7.1 million, which represented 0.99% of the loan portfolio versus $6.5 million in 1999, or 1.00% of the loan portfolio. The lower provision in 2000 versus 1999 was attributable to a number of factors, but was primarily a result of slower loan growth during 2000. The Company's management continues to monitor the adequacy of the provision based on loan levels, asset quality, economic conditions and other factors that may influence the assessment of the collectability of loans.
     Noninterest income was $10.4 million in 2000 versus $12.0 million in 1999, a decrease of $1.6 million, or 13.2%. The largest contributor to the decrease was the absence of security gains in 2000 versus gains of $1.3 million in 1999. The decrease in noninterest income was also reflective of the rising rate environment which slowed new mortgage and mortgage refinancing activity. The reduction in mortgage activity resulted in a decrease in the gains on sale of mortgages, which were $504,000, a reduction of 61.3% versus $1.3 million in 1999. Trust and brokerage fees increased $401,000, or 23.2%, to $2.1 million versus $1.7 million in 1999.
     Noninterest expense increased less than 1.0% from $30.5 million in 1999 to $30.8 million in 2000. Various increases in noninterest expense categories were offset by a $500,000 gain that resulted from the Company's curtailment of the pension plan in the second quarter of 2000. Salaries and wages, exclusive of the pension plan curtailment gain, increased $516,000, or 3.2%, to $16.4 million in 2000 versus $15.9 million in 1999. This increase was attributable to normal salary increases, staff additions and significantly increased health care costs. Other expense increased $447,000, or 4.8%, to $9.8 million in 2000 driven by an increase in professional fees. The increase in professional fees was primarily due to expenses incurred with outside financial and legal advisors related to the pension plan curtailment and changes to employee benefit plans in 2000. Net occupancy expense and equipment costs decreased from $5.3 million in 1999 to $5.1 million in 2000 as a result of the sale of two branch offices and related equipment during 2000.
     As a result of these factors, income before income tax expense increased $1.0 million, or 8.3%, from $12.4 million in 1999 to $13.4 million in 2000. Income tax expense was $4.1 million in both 2000 and 1999. Income tax as a percent of income before tax was 30.6% in 2000 versus 32.9% in 1999. The decrease in income tax as a percent of income before tax resulted from the implementation of various tax strategies in 2000 and late 1999. Net income increased $1.0 million, or 12.1%, to $9.3 million in 2000 versus $8.3 million in 1999. Basic earnings per share in 2000 was $1.60, an increase of 11.9% versus $1.43 in 1999. The Company's net income performance represented a 15.8% return on January 1, 2000, stockholders' equity (excluding the equity adjustment related to SFAS No. 115) versus 15.6% in 1999. The net income performance resulted in a 0.88% return on average daily assets in 2000 versus 0.84% in 1999.

1999 versus 1998

     The Company reported record earnings with net income at $8.3 million in 1999, an increase of $431,000, or 5.5%, versus $7.9 million in 1998. Interest income in 1999 was $69.4 million, an increase of $5.7 million, or 9.0%, versus $63.7 million in 1998. The increase resulted from the Company's strategy in 1999 to transfer assets from the securities portfolio to fund higher yielding loans. The loan to deposit ratio increased from 72.8% as of December 31, 1998 to 87.4% at year-end 1999. Interest and fees on loans increased $7.4 million, or 16.6%, while interest and dividends on securities decreased $1.4 million, or 7.4%, versus 1998. Total interest expense was $37.1 million in 1999, an increase of $1.0 million, or 2.8%, versus $36.1 million in 1998. An emphasis on controlling the Company's funding costs during the year contributed to this modest increase. The result of the above factors was net interest income of $32.3 million in 1999, a 17.1% increase versus $27.6 million in 1998. The impact to the interest margin was an increase of 12 basis points to 3.70% in 1999 versus 3.58% in 1998. During 1999, the Company intended to continue growing the loan portfolio, as well as continuing the relationship funding strategy implemented during 1999. The prime rate increased 75 basis points during the second half of 1999 with 50 basis points of the increase occurring in the last two months of the year. The effect of this increase was not significant.
      Nonaccrual loans were $329,000 at year-end, or 0.05% of total loans versus $0 in 1998. The 1999 amount included one loan totaling $246,000, which was recognized as impaired in 1999. Net charge-offs in 1999 were $298,000, or 0.05% of average daily loans, versus $278,000, or 0.06% of average daily loans in 1998. Although the Company believes asset quality remained strong, the growth in the loan portfolio made it necessary to recognize provision for loan loss expense of $1.3 million. The allowance for loan losses at December 31, 1999 was $6.5 million, which represented 1.00% of the loan portfolio versus $5.5 million, or 1.02% of the loan portfolio as of year-end 1998.
     Noninterest income was strong in 1999; however slowing mortgage loan demand reduced the contribution from this area as compared to 1998. Noninterest income for 1999 was $12.0 million, an increase of $744,000, or 6.6%, versus $11.2 million in 1998. Deposit fees increased $317,000 or 7.9%, with other major increases in brokerage income, which increased $159,000, or 37.7%, insurance and credit card fees. Mortgage originations decreased 3.6% in 1999 versus 1998 as a result of rising interest rates and lower refinancing volume. Gains on sale of mortgage loans decreased 11.2% as a result. Security gains in 1999 increased 6.6% to $ 1.3 million.
     Noninterest expense in 1999 was $30.5 million, an increase of $4.1 million, or 15.3%, versus $26.5 million in 1998. Salaries and employee benefits increased $1.8 million, or 13.0%, from $ 14.1 million to $ 15.9 million, reflecting normal salary increases, additions to staff and increased health care costs. Occupancy and equipment expenses increased $1.2 million, or 30.6% from $ 4.1 million in 1998 to $ 5.3 million in 1999. This reflected the investments in equipment and technology as part of the Company's commitment to prepare for the year 2000. Other expense increased $971,000, or 11.6%, from $8.3 million in 1998 to $9.3 million in 1999 with the largest increase occurring in data processing fees, which increased $431,000 in 1999. This reflected both changes in the Company's Trust Accounting System and year 2000 preparations.
     As a result of these factors, income before income tax expense increased $590,000, or 5.0%, to $12.4 million in 1999 versus $11.8 million in 1998.
Income tax expense was $4.1 million in 1999 versus $3.9 million in 1998. Income tax as a percent of income before tax was 32.9% in 1999 versus 33.2% in 1998. Net income increased $431,000, or 5.5%, to $8.3 million in 1999 versus $7.9 million in 1998. Basic earnings per share in 1999 were $1.43 versus $1.36 in 1998. Net income of $8.3 million represented a 15.6% return on January 1, 1999, stockholders' equity (excluding the equity adjustment related to SFAS No. 115), and a 0.84% return on average daily assets.


LAKE CITY BANK OFFICERS
----------------------------------------------------------------------------------------------------------------------------------
Michael L. Kubacki                 President                            Operations
Robert C. Condon                   Executive Vice President             Frank A. Soltis                  Senior Vice President
Kevin L. Deardorff                 Executive Vice President             Vicki D. Martin                  Vice President
David M. Findlay                   Executive Vice President             Angela K. Ritchey                Vice President
Charles D. Smith                   Executive Vice President             Lisa M. Bicknese                 Assistant Vice President
Walter L. Weldy                    Executive Vice President             Jean A. Ciriello                 Assistant Vice President
                                                                        Kirk B. Davis                    Assistant Vice President
Audit                                                                   Joanie L. Foreman                Assistant Vice President
Betty L. McHenry                   Senior Vice President                Lisa A. Fulton                   Assistant Vice President
                                   and Auditor                          Ruth A. Hutcherson               Assistant Vice President
Michelle R. Halter                 Assistant Vice President             Linda A. Owens                   Assistant Vice President
Teah D. Ruckman                    Assistant Auditor                    Lorretta J. Burnworth            Operations Officer
                                                                        Janice J. Cox                    Operations Officer
Commercial Services                                                     William L. Hilliard              Operations Officer
Michael E. Gavin                   Senior Vice President                Scot A. Karbach                  Operations Officer
H.A. "Rocky" Meyer                 Senior Vice President                Jan R. Martin                    Operations Officer
J. A. Arnold                       Vice President                       Linda L. Swoverland              Operations Officer
Kelly K. Ayers                     Vice President
David A. Bickel                    Vice President                       Retail Services
James R. Cowan                     Vice President                       Thomas P. Frantz                 Senior Vice President
Drew D. Dunlavy                    Vice President                       Dale L. Cramer                   Vice President
Brent E. Hoffman                   Vice President                       Dennis E. Dolby                  Vice President
Kenneth L. Kasamis                 Vice President                       James D. Tague                   Vice President
Joseph F. Kessie                   Vice President                       Janet K. Anderson                Assistant Vice President
William D. Leedy                   Vice President                       Carolyn A. Crabb                 Assistant Vice President
J. Randall Leininger               Vice President                       Craig A. Haecker                 Assistant Vice President
Jack E. Mills                      Vice President                       T. Larry Mitchell                Assistant Vice President
Eric H. Ottinger                   Vice President                       W. John Pritz                    Assistant Vice President
Larry L. Penrod                    Vice President                       Sue L. Sands                     Assistant Vice President
Clinton R. Pletcher                Vice President                       Shannon D. Schrock               Assistant Vice President
Kelli S. Robinson                  Vice President                       Bradley W. Smith                 Assistant Vice President
Thomas G. Stark                    Vice President                       W. Randy Yoder                   Assistant Vice President
J. Chad Stoltzfus                  Vice President                       Glenn A. Goudey                  Senior Mortgage Underwriter
J. Mark Ulrich                     Vice President                       Lisa A. Stookey                  Merchant Services Officer
Randal U. Vutech                   Vice President                       Aaron M. Stroup                  Mortgage Banking Officer
Todd A. Bruce                      Assistant Vice President             Melanie R. Shipley               Retail Banking Officer
Kathy L. Sears                     Assistant Vice President             Rafael M. Villalon               Retail Banking Officer

Corporate Cash Management                                               Trust & Investments
Julie W. Whitehead                 Vice President                       Patricia L. Culp                 Vice President
Abbe S. Muta                       Cash Management Officer              Keith E. Davis                   Vice President
                                                                        Jeanine D. Knowles               Vice President
Financial                                                               Dennis A. Reeve                  Vice President
Teresa A. Bartman                  Vice President and Controller        Alan S. Duff                     Assistant Vice President
James J. Nowak                     Vice President and Treasurer         Larry L. Poyser                  Assistant Vice President
Brian M. Lamb                      Assistant Vice President             Kevin M. Reed                    Assistant Vice President
                                                                        Debra L. Rich                    Assistant Vice President
Marketing, Human Resources and Facilities                               Sarah A. Richardson              Assistant Vice President
Jill A. DeBatty                    Senior Vice President                Peggy L. Terhaar                 Assistant Vice President
Allyn P. Decker                    Vice President                       Marjorie E. Kurtz                Trust Administrator
John W. Gove                       Vice President
Paul S. Purvis                     Vice President
Cathy L. Teghtmeyer                Vice President
Aimee C. Morgan                    Human Resource Officer


LAKE CITY BANK OFFICERS (continued)
----------------------------------------------------------------------------------------------------------------------------------
Office Administration
Jeri L. Yoder-Gluck                           Vice President - Regional Manager
Jeannine P. Cooley                            Assistant Vice President
Karin A. Steffensmeier                        Assistant Vice President

Offices
Akron                                         L. Jane Murphy                                     Vice President
Argos                                         Stanley G. Reinholt                                Assistant Vice President
Bremen                                        Matthew K. Bixel                                   Vice President
Columbia City                                 Donald L. Sexton                                   Vice President
Concord                                       Steven Colagrossi                                  Assistant Vice President
Cromwell                                      Jana L. Miller                                     Office Manager
Elkhart Beardsley                             Samuel M. Bouie                                    Vice President
Elkhart East                                  Kathleen M. Enfield                                Office Manager
Elkhart Hubbard Hill                          Jane E. Miller                                     Vice President
Elkhart Northwest                             Don A. Brincefeild                                 Vice President
Fort Wayne North                              Bruce A. Wright                                    Vice President - Regional Manager
Fort Wayne Southwest                          Robert J. Savage                                   Vice President
Goshen Downtown                               Jane M. Greene                                     Assistant Vice President
Goshen South                                  Clarence J. "CJ" Yoder                             Vice President
Granger                                       Gregory A. Fawley                                  Office Manager
Greentown                                     Donna L. Graham                                    Assistant Vice President
Huntington                                    Joseph E. Blomeke                                  Vice President
Kendallville East                             L. Duane Smith                                     Vice President
                                              Mark R. Rensner                                    Office Manager
LaGrange                                      Cathy I. Hefty                                     Assistant Vice President
Ligonier Downtown                             Gaylord A. West                                    Vice President
                                              Lori I. Cunningham                                 Assistant Office Manager
Ligonier South                                Craig R. Atz                                       Vice President
                                              Nanceen P. Briggs                                  Office Manager
Logansport                                    J. Bradley Glasson                                 Assistant Vice President
Medaryville                                   Elaine C. Parish                                   Assistant Vice President
Mentone                                       Karen A. Francis                                   Vice President
Middlebury                                    Ryan E. Bender                                     Office Manager
Milford                                       Brenda S. Peterson                                 Office Manager
Mishawaka                                     Robert J. DeCola                                   Vice President - Regional Manager
                                              Tricia D. Peffley                                  Assistant Office Manager
Nappanee                                      Jeffery W. Krusenklaus                             Office Manager
North Webster                                 Jeanne G. Bowen                                    Vice President
Peru                                          Linda L. Rodgers                                   Assistant Vice President
Pierceton                                     Lisa L. Hockemeyer                                 Assistant Vice President
Plymouth                                      Michael D. Burroughs                               Vice President - Regional Manager
                                              Carol D. Brown                                     Assistant Office Manager
Roann                                         Merrill A. Templin                                 Assistant Vice President
Rochester                                     Phyllis M. Biddinger                               Office Manager
Shipshewana                                   Michele D. Grimm                                   Office Manager
                                              Sarah Miller-Bontrager                             Assistant Office Manager
Silver Lake                                   Tammy D. Shafer                                    Office Manager
Syracuse                                      Amanda Russell                                     Office Manager
Wabash North                                  Merrill A. Templin                                 Assistant Vice President
Warsaw Downtown                               Rosemary K. Baumgardner                            Assistant Vice President
Warsaw East                                   Pamela F. Messmore                                 Vice President
Warsaw West                                   Shelly R. Fraley                                   Office Manager
Winona Lake                                   Allan L. Disbro                                    Vice President
Winona Lake East                              Linda M. Riley                                     Office Manager
